Form 20-F
period 2024-12-31
RedCloud Holdings plc
filed 2025-05-16
CIK 2027360

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-42557

RedCloud Holdings plc

(Exact name of Registrant as Specified in its Charter)

England and Wales

(Jurisdiction of Incorporation or Organization)

50 Liverpool Street, London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Justin Floyd, Chief Executive Officer

50 Liverpool Street, London, EC2M 7PY, United Kingdom

Tel: +44 (0) 207 754 3735

Email: justin.floyd@redcloudtechnology.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary shares, par value £0.002 per share	RCT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of the issuer’s ordinary shares as of May 16, 2025 was 44,226,635 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to 240.10D-1(b) ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	International Financial Reporting Standards as issued by the International ☐	Other ☐
Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

REDCLOUD HOLDINGS PLC

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to the terms “RedCloud,” the “Company,” “we,” “our,” “ours,” “us,” and words of like import refer to RedCloud Holdings plc, together with its subsidiaries.

Industry and Market Data

Unless otherwise indicated, information in this annual report concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from third-party industry analysts and publications and our own estimates and research. Some of the industry and market data contained in this annual report are based on third-party industry publications. This information involves a number of assumptions, estimates and limitations.

The industry publications, surveys and forecasts and other public information generally indicate or suggest that their information has been obtained from sources believed to be reliable. None of the third-party industry publications used in this annual report were prepared on our behalf. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this annual report. These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks, Trade Names and Service Marks

We own or have rights to trademarks, trade names and service marks that it uses in connection with the operation of its business. In addition, our names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this annual report are listed without the applicable “®,” “SM” and “TM” symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” (as defined in Section 21E of the Exchange Act, as amended) that reflect our current expectations and views of future events and that are subject to risks and uncertainties. Statements that are not historical facts, including statements about us and our perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding possible or anticipated future results of our business, financial condition, results of operations, liquidity, plans and objectives. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “project,” “may,” “will,” “could,” “should,” “potential” and similar words or expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The statements contained in this annual report regarding the following matters are forward-looking by their nature:

●	our lack of operating history;

●	our estimates regarding future revenue, expenses and needs for additional financing;

●	ineffectively competing in our industry;

●	the impact of governmental laws and regulation;

●	difficulties with certain third-party service providers we rely on or will rely on;

●	failure to maintain our corporate culture as we grow and changes in consumer recognition of our brand;

●	changes in senior management, loss of one or more key personnel or an inability to attract, hire, integrate and retain highly skilled personnel;

●	our ability to expand our business in the jurisdictions in which we currently operate and our ability to expand our business into new jurisdictions;

●	the continued performance of our Platform and its AI and machine learning capabilities;

●	our ability to retain and grow the brands, distributors and retailers on our Platform;

●	our ability to continue to innovate and expand our technological capabilities;

●	labor shortages, unionization activities, labor disputes or increased labor costs, including increased labor costs resulting from minimum wage increases; and

●	inadequately protecting our intellectual property or breaches of security of confidential consumer information.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described under “Risk Factors” in Section D under Item 3 of this annual report.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to confirm these statements to actual results or to changes in our expectations.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Reserved

B. Capitalization and Indebtedness.

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

An investment in our ordinary shares involves significant risks. You should carefully consider all of the information in this annual report, including the risks and uncertainties described below, before making an investment in our ordinary shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in us. Additional risks and uncertainties not currently known to us or which we currently deem immaterial may also have a material adverse effect on our business, financial condition, results of operations, prospects and/or our share price.

Risks Relating to Our Platform

We currently rely on a single third-party cloud service provider to host or support a significant portion of our Platform, and any interruptions or delays in services from this third party could impair our Platform and harm our business.

We currently host our Platform and support our operations using a sole third-party cloud service provider, Amazon Web Services, and our accompanying Red 101 App is hosted by Google’s Play Store and the Apple App Store. We do not, and will not, have control over the operations of the facilities or infrastructure of the third-party service providers that we use. Such third parties’ facilities may experience break-ins, computer viruses, denial-of-service or other cyber-attacks, sabotage, acts of vandalism, and other misconduct. These facilities may also be vulnerable to damage or interruption from power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, and similar events. Our Platform’s continuing and uninterrupted performance is critical to our success.

We have experienced, and expect that in the future we will experience, interruptions, delays, and outages in service and availability from these third-party service providers from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Any such limitation on the capacity of our third-party service providers could impede our ability to onboard new registered users or expand the usage of our existing registered users, which could adversely affect our business, financial condition, and results of operations. In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our registered users. A prolonged service disruption affecting our service for any of the foregoing reasons would negatively impact our ability to serve our registered users and could damage our reputation with current and potential registered users, expose us to liability, cause us to lose registered users, or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party service providers we use.

In addition, any changes in our hosting provider’s service levels may adversely affect our ability to meet the expectations of registered users. Our systems do not provide complete redundancy of data storage or processing, and as a result, the occurrence of any such event, or other unanticipated problems may result in our inability to serve data reliably or require us to migrate our data. This could be time-consuming and costly and may result in the loss of data, any of which could significantly interrupt the provision of our operations and harm our reputation and brand. We may not be able to easily switch to another public cloud or to a data center provider in the event of any disruptions or interference to the services we use, and even if we do, other public cloud or data center providers are subject to the same risks.

Elements of our Platform make use of legacy applications which do not permit us to make full use of the robustness of the cloud. We are constantly evaluating our technology stack and replacing with technologies which make full use of cloud technologies to provide scaling.

Our dependency on a single cloud service provider for technology services and deployment could restrict our flexibility and deployment options, leading to overreliance on a single provider.

Currently, we solely depend on a single cloud service provider, AWS, for technology services and deployment. Relying exclusively on a single cloud service provider can pose significant risks for businesses. It can result in vendor lock-in, where organizations become tightly bound to proprietary technologies and contractual terms, making it challenging and costly to switch providers. Dependency on a sole provider also exposes businesses to potential disruptions or outages, which could lead to downtime, data loss, or service unavailability. Moreover, it limits flexibility in adopting specialized services, pricing models, or geographic coverage that might better align with organizational needs or regulatory requirements.

We may try to mitigate these risks by implementing a multi-cloud strategy that leverages services from multiple cloud providers. Nevertheless, multi-cloud strategies are complex endeavors that involve inherent risks. They necessitate sophisticated tooling and entail increased operational complexity, which we must carefully manage to realize the anticipated benefits. Our failure to do so may negatively impact the operations of our Company.

Our company faces a risk of increased latency due to cloud providers’ limited point-of-presence (“PoP”) coverage.

Cloud providers may not have a PoP in each of the countries we operate in. If PoP locations are not positioned close to or within the countries in which we operate, it can result in slower response times for customers interacting with our services. This latency can negatively impact the user experience, potentially leading to reduced customer satisfaction, increased bounce rates, and lower engagement levels on our platforms.

We rely on third-party mobile operating systems to make our Red 101 App and Platform available to registered users and if those systems are adversely impacted, we may not effectively operate as our usage could decline and our business, financial condition, and results of operations could be adversely affected.

Our technology systems are not located locally within each territory in which we operate. Instead, they are principally run out of two main regions, Brazil and Europe, with our Platform being hosted over the public internet. Some of the territories in which we operate have experienced issues with global connectivity, which can create uptime issues as well as other specific risks which may impact our registered users from accessing and using our Platform and the Red 101 App, which could adversely affect our business, financial condition, and results of operations.

In some of the territories in which we operate, principally Nigeria and South Africa, mobile coverage is generally sufficient but can sometimes suffer from overloaded networks and outdated infrastructure. This causes the mobile networks to become congested or fail. Additionally, in South Africa, the electrical grid has scheduled power outages resulting in local networks going down when their emergency backup power supply is depleted. For example, there have been several incidences in Africa this year, arising from damage to underwater cables, which have impacted the continent’s internet connectivity. In May 2024, two underwater cables off the coast of Durban in South Africa, which carry data around the continent, were cut and caused disruption to the internet to parts of eastern Africa and South Africa. In March 2024, damage to four underwater cables off the West African coast caused similar problems, and in February 2024, three cables in the Red Sea were similarly damaged. Anchor dragging from ships close to shore is one of the most common causes of damage, but underwater rockfalls, as was believed to be the case in West Africa in March, and seismic activity can also affect the cables. Repairing the damage, which requires specialized equipment and expertise, can take days or weeks, depending on the weather, sea conditions and the extent of the problem.

These disruptions to the mobile and or internet third-party networks or facilities that we rely upon could delay our expansion into other countries and prevent registered users from accessing our Platform and the Red 101 App.

We rely on mobile operating systems and app marketplaces to make portions of our Platform available to registered users and if we do not effectively operate with such app marketplaces, our usage or brand recognition could decline and our business, financial condition, and results of operations could be adversely affected.

We depend in part on mobile operating systems, such as Android and iOS, and their respective app marketplaces to make our Platform available to our registered users. As the markets within which we operate are extensive users of Android as opposed to iOS, we currently provide an Android mobile application (the Red 101 App) released through Google’s Play Store and the Apple App Store. We also provide a mobile web interface for devices which cannot use Android applications or are unable to download apps from Google Play Store and the Apple App Store. The Red 101 App is the main entry point for a retailer to purchase goods and services through our Platform from distributors. Any changes in such systems and app marketplaces that degrade the functionality of our Red 101 App or give preferential treatment to our competitors’ apps could adversely affect our registered user’s usage and engagement on mobile devices.

If such mobile operating systems or app marketplaces limit or prohibit us from making our apps available to our registered users, make changes that degrade the functionality of our app, change the way we collect or use data, increase the cost of using our app, impose terms of use unsatisfactory to us, alter how payments can be made, increase our compliance costs, or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors’ placement in such mobile operating systems’ app marketplace is more prominent than the placement of our app, our growth could slow.

We are subject to requirements imposed by app marketplaces such as those operated by Google, who may change their technical requirements or policies in a manner that adversely impacts the way in which a registered user can use our Platform and how we collect, use and share data from registered users. The long-term impact of these and any other changes remains uncertain. If we do not comply with applicable requirements imposed by app marketplaces, we could lose access to the app marketplaces and users, and our business would be harmed. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.

As new mobile devices and mobile platforms are released in to the marketplace, we are unable to guarantee that certain mobile devices will continue to support our Red 101 App or that we can effectively roll out updates to our Red 101 App. Additionally, in order to deliver high-quality apps, we need to ensure that our Platform is designed to work effectively with a range of mobile technologies, systems, networks, and standards. If our registered users encounter any difficulty accessing or using our apps on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, we expect that our growth and engagement would be adversely affected.

We rely on software and services from third parties. Defects in, or the loss of access to, software or services from such third parties could harm our business and adversely affect the quality of our Platform.

Our offerings incorporate certain third-party software obtained under licenses from other third-party Software-as-a-Service (“SaaS”) providers, including for our Know-Your-Customer (“KYC”) checks, marketing, authentication, customer relationship management (“CRM”), monitoring, data visualization, mapping, and database tools. Such third parties may discontinue their products, cease to provide their products or service to us, go out of business, or otherwise cease to provide support for such products or services in the future. Commercially reasonable alternatives to the third-party software or services we currently license or receive, may not always be available, or it may be difficult or costly to replace existing third-party software or find a replacement third-party service. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, and we may not be able to enter into such agreements on advantageous terms. In addition, integration of the software used in our offerings with new third-party software may require significant work and substantial investment of our time and resources. Also, to the extent that our offerings depend upon the successful operation of third-party software, any undetected errors or defects in, or disruptions to the functionality of, such third-party software could prevent the deployment or impair the functionality of our offerings, delay new offering introductions, result in a failure of our offerings, and injure our reputation, which in each case could harm our financial condition and results of operations.

We rely on third parties for our payment processing infrastructure underlying our Platform. If these third parties become unavailable or their terms become unfavorable, our business could be adversely affected.

The convenient payment mechanisms provided on our Platform are key factors contributing to the development of our business. We rely on third parties, including CoralPay, DLocal, Pay@ and Stripe, for elements of our payment processing infrastructure to process payments for the sale and purchase of goods and services between registered users on our Platform by accepting payments from retailers and remitting payments to distributors and or brands. These third parties may refuse to renew our agreements with them on commercially reasonable terms or at all. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted. For certain payment methods, including credit and debit cards, we generally pay a higher fee which results in significant costs. In addition, online payment providers are under continued pressure to pay increased fees to banks to process funds, and there is no assurance that such online payment providers will not pass any increased costs on to us. If these fees increase over time, our operating costs will increase, which could adversely affect our business, financial condition, and results of operations. If the quality or convenience of our payment processing infrastructure declines for any reason, the attractiveness of our business to retailers and distributors as a Platform for the sale and purchase of goods and services could be adversely affected. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by retailers, distributors and brands.

Use of AI and machine learning in our operations may present additional legal, regulatory, and social risks, which could lead to additional costs and impact our business.

Because AI is a developing technology in its nascency, legal frameworks for AI governance are in their infancy quickly developing, and unpredictable. The misuse of AI raises new ethical issues and poses a number of risks that cannot be fully mitigated. Using AI while the technology is still developing may expose us to additional liability, reputational harm, and threats of litigation, particularly if the AI we adopt produces errors, intellectual property infringement or misappropriation, data privacy or cybersecurity issues, or otherwise does not function as intended.

The emergence of AI in recent years has also prompted lawmakers to consider regulation of AI. These regulations may impose certain obligations on organizations, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on our operations or financial condition. For example, the EU’s Artificial Intelligence Act (“EU AI Act”), one of the first comprehensive regulations on AI came into force on August 1, 2024. The legislation introduces a risk-based framework for regulating AI systems and models with unacceptable risk models banned and the most stringent obligations applying to providers of AI systems classified as high risk. Non-compliance with the EU AI Act’s strictest prohibitions may lead to fines of up to €35 million, or 7% of a group’s total worldwide annual turnover, whichever is higher. After coming into effect, the EU AI Act will apply in stages, provisions relating to AI systems taking effect after six months, provisions on General Purpose AI in one year, two years for some high-risk AI systems and three years for the remainder. Whilst the EU AI Act only applies to output of AI that reaches the EU market, other substantial markets including the U.S. and the UK, are also in the process of considering AI-specific regulation. Notably, a Bill is making progress in California. In the UK there has been a shift away from previous policy and the King’s Speech set out the new Labour government’s plans to “seek to establish the most appropriate legislation to place requirements on those working to develop the most powerful AI models”. The UK’s Prime Minister recently said that AI “must be within a regulated framework” but details of what the legislation might cover are thin on the ground. The legal landscape surrounding AI will require close monitoring in the coming years. There are no specific laws or regulations that directly regulate AI in Nigeria, South Africa, Brazil or Argentina. However, each of these countries is in the process of adopting AI regulation policies and we expect to be subject to them once they are adopted. For example, the African Union Development Agency, which includes Nigeria and South Africa, published a draft of a blueprint for regulation in its member states, which incorporates recommendations for industry-specific codes and practices, standards, and certification bodies. Argentina’s Undersecretariat of Information Technologies under the Office of the Chief of Staff approved the “Recommendations for a Reliable Use of Artificial Intelligence”, consisting of guidelines for the development of AI systems under the principles of security, non-discrimination, sustainability, privacy, data protection, human supervision, transparency, explainability, responsibility, accountability, education and governance, among others. In addition, Argentina’s Agency for Access to Public Information issued Resolution 161/2023, the “Programme for Transparency and Protection of Personal Data in the Use of Artificial Intelligence”, aimed at the promotion of processes of analysis, regulation and the strengthening of government capabilities in order to support the development and use of AI. In addition, Brazil intends to regulate AI through Bill No. 2,338/2023, which creates rules for making intelligence systems available in Brazil, establishes rights for people affected by their operation, and provides for penalties for violations, as well as information regarding the supervising body.

There can be no assurance that the planned legislation in the jurisdictions in which we operate will not have a material impact on our operations and the Company is monitoring the legislation in each of these jurisdictions with local counsel.

Use of AI in our operations poses inherent risks and could adversely affect our results of operations, reputation and brand.

We have and are continuing to incorporate AI, including machine learning, on our Platform, including with data collection, recommendations, fraud detection and pricing and promotions. This is a major aspect of our current business plan and our future business plan. If the output from these services is deemed to be inaccurate or questionable, we may not be able to rely on the use of AI and machine learning for our Platform. Without the use of AI and machine learning for our Platform, we will lose a number of the competitive advantages that we believe we have as compared to our competitors, which could lead to a loss in revenue. Such inaccurate or questionable information could also lead to a loss in our reputation and brand, which could further affect our results of operations. We may also be subject to litigation in the event that such inaccurate or questionable causes damage to one of our customers.

Risks Related to our Financial Condition and Capital Requirements

We have incurred significant net losses to date and we may continue to experience significant losses in the future.

We have incurred significant net losses since our inception. We had net losses of $50,715,696 for the twelve months ended December 31, 2024 and $32,385,895 for the twelve months ended December 31, 2023. As of December 31, 2024, we had accumulated deficits of $148,420,321. As we have a short operating history, it is difficult for us to predict our future operating results. We will need to generate and sustain increased total transaction value (“TTV”) and revenue and manage our costs to achieve profitability. Even if we do, we may not be able to become profitable.

Our ability to achieve profitability depends in large part on our ability to scale the business across our current markets and territories, which requires adding more brands, distributors and retailers to our Platform. Additionally, we need to be able to drive operational efficiencies in our business. We also intend to continue to invest heavily for the foreseeable future in our technology systems, particularly our AI and machine learning capabilities, our sales and marketing, and our personnel. As a consequence, we are of the view that we may incur net losses for some time in the future.

Our ability to generate profit also depends on our ability to manage our costs. We have expended and expect to continue to expend substantial financial and other resources to:

●	increase the engagement of registered users on our Platform;

●	drive adoption of our Platform through marketing and incentives and increase awareness through brand campaigns;

●	enhance our Platform with new features, including RedInsights, RedAds and RedPay and functionality, including through strategic investments and expanded technologies; and

●	invest in our operations to continue scaling our business to achieve and sustain long-term efficiencies.

These investments may contribute to net losses in the near term. We may discover that these initiatives are more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses or realize the benefits we anticipate. Certain initiatives may also require incremental investments or recurring expenses and may not be accretive to revenue growth, margin, or profitability for a longer time period, if at all. Many of our efforts to increase revenue and manage operating costs are new and unproven given the unique and evolving complexities of our business and the evolving nature of an Open Commerce platform. Any failure to adequately increase revenue or manage operating costs could prevent us from sustaining or increasing any future profitability. Expansion of our offerings to include new services, additional technologies, additional markets and geographic territories, may initially harm any future profitability. We may also incur higher operating expenses as we implement strategic commercial initiatives. Additionally, we may not realize, or there may be limits to, the efficiencies we expect to achieve through our efforts to scale the business, enhance the functionality of our Platform, and optimize costs such as payment processing, support for our registered users and onboarding costs.

As such, due to these factors and others described in this “Risk Factors” section, we may not be able to become or sustain profitability or generate profitable growth in the future. If we are unable to sustain or increase profitability, the value of our business and the trading price of our ordinary shares may be negatively impacted.

The reports of our independent registered public accounting firm for the fiscal years ended December 31, 2023 and 2024 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on our audited annual financial statements as of and for the years ended December 31, 2023 and December 31, 2024, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. Substantial doubt about our ability to continue as a going concern may materially and adversely affect the price of our ordinary shares and we may have a more difficult time obtaining financing. Further, the perception that we may be unable to continue as a going concern may impede our ability to raise additional funds or operate our business due to concerns regarding our ability to discharge our contractual obligations.

We will need additional capital, and financing may not be available on terms favorable to us, or at all.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to obtain the necessary capital in the form of equity or debt to carry out our business plan is also subject to several risks, including general economic and market conditions, as well as investor sentiment regarding our planned business. These factors may make the timing, amount, terms and conditions of any such financing unattractive or unavailable to us. The prevailing macroeconomic environment may increase our cost of financing or make it more difficult to raise additional capital on favorable terms, if at all. If we are unable to raise sufficient capital, we may have to significantly reduce our spending and/or delay or cancel our planned activities, our operations and prospects could be negatively affected, and our business could fail.

Risks Relating to Our Business, Strategy and Industry

We have experienced rapid growth, operational and strategic expansion, and related impacts to margin and profitability in recent periods. Such historical trends, including growth rates, may not continue in the future.

We have grown rapidly since we launched our Platform in April 2022. Our revenue increased $26,691,819 or 134.8% from $19,807,466 for the twelve months ended December 31, 2023 to $46,499,285 for the twelve months ended December 31, 2024. Our recent rapid growth has also resulted in increased costs as we expanded our operations to scale our business and increase the reach of our Platform and add additional registered users in each territory in which we operate. The rapid growth of our Platform over the past two years and related changes to our business and operations may not continue to develop as we expect. In addition, we have increased, and we expect to continue to increase, our sales and marketing teams as well as our sales and marketing campaigns. We also have increased and expect to continue to increase incentives to our registered users, continue engaging existing registered users and add new registered users to our Platform. These activities may initially reduce our revenue and future profitability and may not be successful in growing our revenue or maintaining or increasing profitability in the long term. We also expect future trends in our revenue, margin, and profitability to vary in ways that we may not anticipate or predict, including as we experience shifts in revenue mix and service preferences of our registered users. These variations may be driven by external factors, such as macroeconomic conditions (including inflation), and our strategic initiatives, such as investments in new technologies and offerings, the focus on increasing TTV and revenue from registered users, and our strategic focus on further scaling our operations to improve our margin and profitability in the future. We cannot be certain whether we will drive greater engagement from our existing registered users, or from new brands, distributors or retailers or maintain the current level of demand for our offerings over the long term. Overall growth of our TTV and revenue depends in part on our ability to manage changes to our business and operations. As a result of the foregoing, our recent growth rates and financial performance should not necessarily be considered indicative of our future performance and results of operations.

Our metrics, including TTV and revenue, may also decline or fluctuate in the future as a result of other factors, including macroeconomic factors, increasing competition, strategic initiatives, and the maturation of our business, among others. Overall growth of our TTV, revenue, margin, and profitability depends on a number of factors, including our ability to:

●	attract new registered users to our Platform and sustain and expand our relationships with existing registered users;

●	accurately forecast our revenue and plan our operating expenses and investments for future growth;

●	successfully compete with other companies that are currently in, or may in the future enter, the markets and territories in which we compete, and respond to developments from these competitors such as pricing changes and the introduction of new services;

●	hire, integrate, and retain talented sales, customer service, engineering, and other personnel;

●	comply with existing and new laws and regulations applicable to our business;

●	successfully expand in existing markets and enter new markets and territories;

●	increase the adoption of and the revenue generated by our RedInsight’s, RedAds and RedPay programs and drive increased engagement with our Platform;

●	successfully launch new offerings and enhance our Platform and its features, including in response to new trends or competitive dynamics or the needs of our registered users;

●	avoid interruptions or disruptions in our services;

●	effectively manage the growth of our technology infrastructure, personnel, and operations, particularly if our workforce becomes increasingly distributed as a result of our hybrid workforce model; and

●	maintain and enhance our reputation and the value of our brand.

As a result, you should not rely on our TTV, revenue growth rate, or other key business metrics for any prior quarterly or annual period as an indication of our future performance.

We have a limited history operating our business at its current scale, scope, and complexity in an evolving market and economic environment, which makes it difficult to plan for future operations and strategic initiatives, predict future results, and evaluate our future prospects and the risks and challenges we may encounter.

We launched our Platform in April 2022, and the Platform has since significantly scaled and expanded. Accordingly, we have limited experience in, and data and results from, operating our business at its current scale, scope, and complexity and across several territories in a rapidly evolving market and economic environment. As a result, our ability to plan for future operations and strategic initiatives, predict future results of operations, and plan for and model future growth in revenue and expenses and prospects is subject to significant risk and uncertainty as compared to companies with longer and more consistent operating histories and in more stable macroeconomic environments and industries. In particular, we face risks and challenges relating to our ability to, among other things:

●	accurately forecast our revenue and budget for and manage our expenses;

●	attract new brands, distributors and retailers as registered users on our Platform and retain or increase the engagement of existing registered users in a cost-effective manner;

●	comply with existing and new laws and regulations applicable to our business;

●	plan for and manage capital expenditures;

●	anticipate and respond to macroeconomic changes and changes in the markets and territories in which we operate;

●	maintain and enhance the value of our reputation and brand;

●	effectively manage our growth;

●	successfully expand our geographic reach;

●	hire, integrate, and retain talented people at all levels of our organization; and

●	successfully maintain and enhance our Platform and our technology infrastructure for brands, distributors and retailers.

Any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer history operating our business at its current scale, scope, and complexity, operated in a more predictable markets and territories, or had more certainty regarding levels of demand for our offerings.

You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by growing companies in emerging markets. If our assumptions regarding the risks and uncertainties that we consider in planning and operating our business are incorrect or change, or if we do not address these risks and uncertainties successfully, including due to the lack of historical data from and experience in operating our business at its current scale, scope, and complexity or other factors, our results of operations could differ materially from our expectations, and our business, financial condition, and results of operations could be adversely affected.

If we fail to manage and expand our relationships with brands, distributors and retailers, our business and growth prospects may suffer.

Our business model involves connecting the fast-moving consumer goods (“FMCG”) “supply chain,” which consists of brands, distributors and retailers, and enable them to conduct business digitally. The success of our Platform in the territories in which we operate is dependent upon us onboarding a sufficient number of brands, distributors and retailers to create platform dynamics that generate competitively priced goods and services to both attract new and retain existing registered users.

Although historically we have had a retention rate of approximately 79% for our distributors and we continue to attract new brands, distributors and retailers, which increased from 276 active sellers (distributors, wholesalers and brands) in 2023 to 760 active sellers in 2024 and 30,827 active retailers in 2023 to 33,786 active retailers in 2024, we cannot be certain that in the future brands, distributors or retailers will continue to sell and buy products and services on our Platform. Although we have sales agents in the territories in which we operate to identify and onboard brands, distributors and retailers, we cannot be certain as to the actual quantity we onboard as registered users and or the trading activity of each registered user.

Our industry is highly competitive, with well-capitalized and better-known competitors. If we are unable to compete effectively, our business and financial prospects could be adversely impacted.

Open Commerce in online B2B commerce and supply chains is new, rapidly evolving and competitive. The FMCG industry is also intensely competitive. We currently and will continue to compete with various e-commerce companies, vendors of other third-party inventory and marketplaces, including companies such as Shopify, Amazon B2B, Alibaba and Etsy, and technology vendors including SAP, Oracle, Infor, and other smaller DMS vendors and suppliers. Additionally, there are a number of large indirect competitors that specialize in online commerce or derive a substantial portion of their revenues from online commerce, such as, Shein and Temu. These competitors have substantially greater financial, research and development, personnel, and marketing resources than we do currently. Though these competitors are not currently primarily focusing on the markets and territories in which we operate, if these markets are developed or their potential is exposed on a greater scale, we anticipate that our competitors will likely enter these markets and reduce our market share. Our competitors may also be able to develop a superior platform than ours and compete more aggressively and sustain their competitive advantage over a longer period of time than us.

For these and other reasons, we may not be able to compete successfully against our current and future competitors. Our inability to compete effectively with such competitors could have an adverse effect on our ability to bring new registered users to our Platform or increase the engagement of our existing registered users, or would otherwise harm our business, financial condition, and results of operations.

Our expansion into new product ranges and the substantial increase in the number of products sold on our Platform may expose us to new challenges and more risks.

Since launch, we have expanded the product offerings on our Platform to include a wide range of FMCG products. Expansion into new product ranges with a substantially increased number of products available on our Platform involves new risks and challenges. Our lack of familiarity with these products and lack of relevant consumer data relating to these products may make it more difficult for us to anticipate demand and preferences. We cannot assure you that we will be able to recoup our investments in introducing these new product categories on our Platform.

If we are unable to conduct our marketing activities more cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of different marketing initiatives in each of the markets and territories in which we operate, designed to enhance our brand recognition and increase the number of registered users on our Platform by attracting new brands, distributors and retailers. We incurred $52,918,949 (or 113.3% of our revenue for this period) of marketing expenses in the twelve months ended December 31, 2024 and historically our marketing expenses have exceeded our revenue. We may make and continue to make concessions to distributors that are designed to maximize any future profitability in the long term but may decrease revenue in the short term. These distributor concessions may negatively impact our revenue and financial results and the process for determining and quantifying the impact of these concessions requires judgment and estimates on the success of our distributors engagement. As a result, the impact of distributor concessions on our financial results may continue into future periods or have higher impacts than we anticipate.

We may not be able to recoup the investments we make to expand and upgrade our Platform.

We have invested and will continue to invest significant sums in expanding and upgrading our Platform. Since inception, we have invested approximately $5,345,000 in developing our Platform. We expect to continue to invest in our technology capabilities for several years to come, to expand the Platform’s capabilities and product offerings, particularly data driven offerings, available to registered users. These costs will include the cost of hiring personnel to assist in that development as well as those of SaaS providers. We expect to recognize the costs associated with these investments earlier than we receive some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full and we cannot assure that the investments we undertake in expanding the Platform’s capabilities will be successful or that any of our competitors will not be able to create a platform that is more advanced than our own.

Any interruption in the operation of brands and distributors’ fulfillment centers, front distribution centers, standalone warehouses, delivery stations or pickup stations for an extended period may have an adverse impact on our business.

The ability of brands and distributors registered on our Platform to process and fulfill orders accurately and provide a quality service depends on the smooth operation of their fulfillment centers, front distribution centers, standalone warehouses, and their delivery and pickup stations. We have no control over these fulfillment centers, front distribution centers, standalone warehouses, and their delivery or pickup stations and any extended period of disruption, for whatever reason, could have a material adverse effect on our business, prospects, financial condition and results of operations. Their fulfillment infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of their fulfillment centers were rendered incapable of operations, then they may be unable to fulfill any orders, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

The brands and distributors registered on our Platform maintain cooperation arrangements with a number of third-party logistics providers to deliver their products to retailers registered on our Platform. Interruptions to or failures in these third-party delivery services could prevent the timely or proper delivery of products to retailers. These interruptions may or may not be due to events that are within the control of the logistics providers. However, we have no control over the logistics providers used by a brand or a distributor but any extended period of disruption, for whatever reason, to the supply chain could have a material adverse effect on our business, prospects, financial condition and results of operations.

We depend on highly skilled personnel to grow and operate our business, and if we are unable to hire, retain, and motivate our personnel, our business may be severely disrupted.

We depend on our executive and senior management team and other key personnel, including our Chief Executive Officer and Founder, Justin Floyd. From time to time, there may be changes in our executive and senior management team. The loss of one or more of our executive officers and/or senior management team or the failure by our executive team to effectively work with our employees and lead our company, could harm our business. We do not maintain key person life insurance with respect to any member of our executive or senior management team.

In addition, our future success will depend, in part, upon our continued ability to identify and hire employees with the skills and technical knowledge and ability that we will require to develop and expand the capability of our Platform and Platform business. These will include people in key management roles and responsibilities as well as talented software and AI engineers, marketing and merchandising personnel as well as operational personnel. We anticipate we shall face competition to be able to hire and retain these key people.

Our revenue and net income may be materially and adversely affected by any economic slowdown in the jurisdictions in which we operate as well as globally.

The success of our business ultimately depends on consumer spending. We derive all of our revenue from Nigeria, South Africa, Brazil and Argentina. As a result, our revenue and net income are impacted to a significant extent by economic conditions in these countries and globally. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in Nigeria, South Africa, Brazil and Argentina or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

Adverse global conditions, including macroeconomic, protectionist trade policies and tariffs, geopolitical uncertainty, and other events may negatively impact our financial results.

Global conditions, dislocations in the financial markets, or inflation could adversely impact our business. In addition, the global macroeconomic environment has been and may continue to be negatively affected by, among other things, instability in global economic markets, increased trade tariffs and trade disputes, rising inflation, instability in the global credit markets, banks and financial institutions entering receivership or becoming insolvent, supply chain weaknesses, instability in the geopolitical environment and increasing tensions, including between China and Taiwan and between the U.S. and Iran, and other political tensions, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets, which may adversely affect our business. For example, the trade policies of the Trump Administration differ from those of the Biden administration and have led, and likely will continue to lead, to increases in the cost of imported raw materials and intermediate goods. In addition, tariffs have been, and will likely continue to be, imposed by the Trump Administration, and additional trade restrictions could be implemented on a broad range of products, geographic regions, or raw materials. The Trump Administration has also issued an executive order to review U.S. trade policies, practices, and agreements to address trade deficits and other economic security matters, including assessing whether the imposition of new or increased tariffs or other measures is required. Following such executive order, on April 2, 2025, the Trump Administration issued another executive order that imposed a minimum of 10% tariff on imports from all U.S. trading partners, including the UK, with increased tariff amounts for specific countries described in the executive order, including 24% on imports from Japan, 84% on imports from China, and 17% on imports from Israel. Following such executive order, the Trump Administration raised the tariffs on China to around 125% while suspending country-specific reciprocal tariffs for all countries for a period to allow for negotiations. Subsequent to such executive orders, the Trump Administration announced a trade deal with the UK and a postponement of the application of certain tariff amounts on China. Tariffs and trade wars, or the threat thereof, between the U.S. and countries such as China, Canada, Mexico, the UK, the EU and other countries has disrupted global supply chains, raised supply costs, and has caused us to accelerate our development and technology investments to protect our revenue from the effects of these tariffs on B2B supply chains.

Because various items in B2B supply chains are, and may continue to be, subject to tariffs, cost of imported raw materials and intermediate goods may continue to increase and large FMCG manufacturers often react by restructuring their supply chains and distributors forward order higher stock levels. As a result, raw materials costs increase and payments are delayed between suppliers, which has caused us to accelerate third party services providers onto the Platform in order to enable faster trading, and expect such tariffs (including the surrounding uncertainty therefrom) to continue to impact our business, operations, and supply chains.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

We have employed significant resources to develop our security systems and protect our Platform and our systems generally against breaches. Our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. If we are unable to avert these attacks on our technology systems, we could be subject to significant legal and financial liability, our reputation could be harmed and we could suffer a material adverse effect to our business, financial condition and results of operations.

We rely primarily on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and results of operations.

We procure third-party insurance policies to cover various operations-related risks including employment practices liability, workers’ compensation, business interruptions, errors and omissions, cybersecurity and data breaches, crime, directors’ and officers’ liability, and general business liabilities. For certain types of operations-related risks or future risks related to our new and evolving offerings, we are not able to, or may not be able to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to our new and evolving offerings, and we may have to pay high premiums, co-insurance, self-insured retentions, or deductibles for the coverage we do obtain. We rely on a limited number of insurance providers, and should such providers discontinue or increase the cost of coverage, we cannot guarantee that we would be able to secure replacement coverage on reasonable terms or at all. If our insurance carriers change the terms of our policies in a manner not favorable to us, our insurance costs could increase. Further, if the insurance coverage we maintain is not adequate to cover losses that occur, or if we are required to purchase additional insurance for other aspects of our business, we could be liable for significant additional costs.

If the amount of one or more operations-related claims were to exceed our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles, self-insured retentions, co-insurance, or otherwise paid by our insurance policy. Historically, insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance costs and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, and results of operations could be adversely affected if (i) the cost per claim, premiums, severity of claims, or number of claims significantly exceeds our historical experience and coverage limits; (ii) we experience a claim in excess of our coverage limits; (iii) our insurance providers fail to pay on our insurance claims; (iv) we experience a claim for which coverage is not provided; (v) or the severity or number of claims under our deductibles or self-insured retentions differs from historical averages.

We are subject to local laws, rules, and regulations in the jurisdictions in which we operate relating to insurance coverage which could result in proceedings or actions against us by governmental entities or others. Any failure, or perceived failure, by us to comply with existing or future local laws, rules, and regulations or contractual obligations relating to insurance coverage could result in proceedings or actions against us by governmental entities or others. Additionally, anticipated or future local laws, rules, and regulations relating to insurance coverage, could require additional fees and costs. Compliance with these rules and any related lawsuits, proceedings, or actions may subject us to significant penalties and negative publicity, require us to increase our insurance coverage and amend our insurance policy disclosure, increase our costs, and disrupt our business.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Owing to the international scope of our operations, with our principal trading territories at present being in Nigeria, South Africa, Brazil and Argentina, fluctuations in exchange rates, particularly between the pound sterling and the U.S. dollar, as well as between the pound sterling and the Nigerian Naira, South African rand, Brazilian real and the Argentinean peso, may adversely affect us. As a result, our business and the price of our ordinary shares may be affected by fluctuations in foreign exchange rates, which may have a significant impact on the results of our operations and cash flows from period to period.

As a result of fluctuations in the exchange rate between the U.S. dollar and the pound sterling, the U.S. dollar equivalent of the proceeds that a holder of our ordinary shares could decline.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and share price.

As a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in certain of our reports and provide an annual management report on the effectiveness of controls over financial reporting. We are not required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following this annual report filed with the SEC. As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the Securities and Exchange Commission thereunder).

Risks Related to our Intellectual Property and Trademarks

We may not be able to prevent others from the unauthorized use of our intellectual property or trademarks, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Although we are not currently aware of any copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the online retail industry in the jurisdictions in which we operate. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

It is often difficult to register, maintain and enforce intellectual property and trademark rights in the jurisdictions in which we operate. We also have not registered our trademarks or other intellectual property rights in the jurisdictions in which we operate and would need to rely on our intellectual property and trademarks in the United Kingdom, Argentina and Europe to attempt to enforce our rights. Accordingly, we may not be able to effectively protect our intellectual property or trademark rights in the jurisdictions in which we operate. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property or trademarks. In the event we resort to litigation to enforce our intellectual property and trademark rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property or trademark rights could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our services or other aspects of our business. There could also be existing patents of which we are not aware that our Platform may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our Platform or business, if any such holders exist, would not seek to enforce such patents against us in the United Kingdom, the United States, or any other jurisdictions in which we operate. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open-source software in connection with our products and services. Companies that incorporate open-source software into their products and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

Risks Related to our Ordinary Shares

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our ordinary shares.

Even though our securities are listed on Nasdaq, we cannot assure you that our securities will continue to be listed on Nasdaq.

In addition, in order to maintain our listing on Nasdaq, we are required to comply with certain Nasdaq continuing listing rules, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, corporate governance and various additional requirements. If we are unable to satisfy Nasdaq criteria for maintaining our listing, our securities could be subject to delisting. Such a delisting would likely have a negative effect on the price of our ordinary shares and would impair your ability to sell or purchase our ordinary shares when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our ordinary shares to become listed again, stabilize the market price or improve the liquidity of our ordinary shares, prevent our ordinary shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

We have never paid dividends on our capital shares, and we do not anticipate paying dividends for the foreseeable future.

We have never declared or paid any cash dividends on our capital shares, and we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our Board and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business. Accordingly, you must rely on the sale of your ordinary shares after price appreciation, which may never occur, as the only way to realize any future gain on your investment.

Our executive officers, directors, and principal shareholders have substantial control over our company, which could limit your ability to influence the outcome of key transactions, including a change of control.

As of the date of this annual report, our executive officers, directors, and principal shareholders and their affiliates beneficially own an aggregate of 89.26% of our outstanding ordinary shares. As a result, these shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies.

For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited condensed interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) our reporting $1.235 billion or more in annual gross revenues; (ii) the end of fiscal year 2029; (iii) our issuance, in a three year period, of more than $1 billion in non-convertible debt; and (iv) the end of the fiscal year in which the market value of our ordinary shares held by non-affiliates exceeded $700 million on the last business day of our second fiscal quarter.

We have elected to take advantage of certain of the reduced disclosure obligations and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our shareholders may be different than the information you might receive from other public reporting companies in which you hold equity interests.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We are a “smaller reporting company” and, even if we no longer qualify as an emerging growth company, we may still be subject to reduced reporting requirements.

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either: (i) the market value of our ordinary shares held by non-affiliates does not equal or exceed $250 million as of the prior June 30th; or (ii) our annual revenues did not equal or exceed $100 million during such completed fiscal year. To the extent we take advantage of such reduced disclosure obligations, it may also make the comparison of our financial statements with other public companies difficult or impossible.

Risks Related to the Company being a Foreign Private Issuer or United Kingdom Company

We are a “foreign private issuer” under the rules and regulations of the SEC and, as a result, are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a company incorporated in the United States.

We are incorporated as a public limited company in England and Wales and are deemed to be a “foreign private issuer” under the rules and regulations of the SEC. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that would otherwise apply if we were a company incorporated in the United States, including:

●	the requirement to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies with securities registered under the Exchange Act;

●	the requirement to file financial statements prepared in accordance with U.S. GAAP;

●	the proxy rules, which impose certain disclosure and procedural requirements for proxy or consent solicitations; and

●	the requirement to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information.

In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act and the related rules with respect to their purchases and sales of our ordinary shares. Accordingly, you may receive less information about us than you would receive about a public company incorporated in the United States and may be afforded less protection under the United States federal securities laws than you would be if we were incorporated in the United States.

As a foreign private issuer, we are not required to comply with many of the corporate governance standards of Nasdaq applicable to companies incorporated in the United States.

Our Board is required to maintain an audit committee comprised solely of three or more directors satisfying the independence standards of Nasdaq applicable to audit committee members. As a foreign private issuer whose ordinary shares are listed on Nasdaq, we are not required to comply with most of the other corporate governance rules of Nasdaq and have the option to follow certain UK corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices. While we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq, we may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers. For example, there is no requirement in the UK corporate governance rules for independent directors to have regularly scheduled meetings at which independent directors are present, or for the nomination committee to be solely comprised of independent directors. In addition, the roles and responsibilities of the various board committees are different under the corporate governance rules in the United Kingdom when compared to the Nasdaq listing requirements.

We intend to rely on the “foreign private issuer exemption” with respect to the following requirements:

●	We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Amended and Restated Articles of Association and the Companies Act 2006 (the “Companies Act”) provide alternative quorum requirements that are generally applicable to meetings of shareholders.

●	We do not intend to follow Nasdaq Rule 5635(c) regarding shareholder approval requirements for the issuance of securities in connection with a share option or purchase plan that is established or materially amended or other equity compensation arrangement is made or materially amended. Pursuant to the Companies Act, we cannot allot shares or grant rights to subscribe for or to convert any security into shares in the Company without an ordinary resolution of the shareholders.

●	We do not intend to follow Nasdaq Rule 5635(d) regarding shareholder approval requirements for the issuance of more than 20% of the outstanding ordinary shares of the issuer. Pursuant to the Companies Act, we cannot allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares in the Company without an ordinary resolution of the shareholders.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers.

It may be difficult for you to bring any action or enforce any judgment obtained in the United States against us or members of our Board, which may limit the remedies otherwise available to you.

We are incorporated as a public limited company in England and Wales and all of our assets are located outside the United States. In addition, several members of our Board are nationals and residents of countries outside the United States, including the United Kingdom. Most or all of the assets of the members of the Board domiciled located of the United States are also located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and the United Kingdom do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, is not automatically recognized or enforceable in England and Wales. In addition, uncertainty exists as to whether the English and Welsh courts would entertain original actions brought in England and Wales against us or our directors or executive officers predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt so that no retrial of the issues heard in the U.S. courts would be necessary, provided that certain requirements are met consistent with English law (i.e. jurisdictional requirements. and public policy). Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws is an issue for the English court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose.

As a result, U.S. investors may not be able to enforce against us or our executive officers, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

We intend to operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but the relevant tax authorities may treat us as also being a resident of another jurisdiction for tax purposes or as otherwise being subject to income tax in another jurisdiction.

Under English law we are treated as a resident of the United Kingdom for tax purposes because we are incorporated in the United Kingdom.

The tax authorities of another jurisdiction, for example the U.S., may treat us as also being a resident of that other jurisdiction for tax purposes or otherwise subject to income tax in such other jurisdiction, where for example it considers that we exercise management and control from that other jurisdiction or are engaged in trade or business activities in such other jurisdiction. Because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence or whether we will be subject to income tax in any other jurisdictions. However, on the basis that we operate such that, (i) meetings of our Board in which strategic decisions will be made will be held on not less than a quarterly basis in the United Kingdom; (ii) all or the majority of directors present at each Board meeting will, save in extremis, be physically present in the United Kingdom; (iii) decision making by way of written resolution will be limited to minor decisions required to bring into effect strategic decisions that have already been taken by the Board in meetings convened in the United Kingdom, and only on points of detail rather than on key decisions; (iv) non-UK resident directors will not act outside of the powers which have been delegated to them in meetings of the Board; (v) at those meetings there are and will be full discussions of, and decisions are made regarding, all key strategic issues affecting us and our subsidiaries; (vi) those meetings are and will be properly minuted noting the location of directors at the time of such meeting; and (vii) we have and will have permanent staffed office premises in the United Kingdom providing key functions, then we anticipate that the risks are low of us being treated as resident for tax purposes in any jurisdiction other than the United Kingdom or otherwise being subject to income tax in another jurisdiction. Such analysis is always subject to the tax residence and other tax rules of that other jurisdiction. Should we be treated as resident for tax purposes in another jurisdiction other than the United Kingdom or otherwise having economic substance or being subject to income tax in another jurisdiction, we would be subject to taxation in such jurisdiction in accordance with such jurisdiction’s laws, which could result in additional costs and expenses. However, if that is the case, where (a) that other jurisdiction has a double tax treaty with the United Kingdom and (b) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to either that other jurisdiction or the United Kingdom, there should be no double taxation although our overall effective tax rate may increase if the other jurisdiction’s tax rate is greater. If there is double taxation, we may in certain circumstances be able to claim unilateral credit against United Kingdom taxes in respect of taxes paid in that other jurisdiction, capped at the lower of the United Kingdom tax rate and the overseas tax rate on the relevant income or gains.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of our ordinary shares are governed by English law, including the provisions of the Companies Act, and by our Amended and Restated Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

The UK City Code on Takeovers and Mergers, or the Takeover Code, may apply to the Company.

The Company is incorporated in, and has its registered office in, the United Kingdom, but its securities are not admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man). The City Code shall only apply to the Company if it is considered by the Panel to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the City Code may be different from the way in which it is applied by the United Kingdom tax authorities, HMRC. For the purposes of determining where the Company has its place of central management and control, the Panel will consider, among other things, the structure of the Board, the functions of the directors of the Board and where they are resident.

A majority of the Board resides outside of the UK, the Channel Islands and the Isle of Man. Accordingly, based upon the Company’s current Board and management structure and its intended plans for its directors and management, for the purposes of the City Code, the Company is considered to have its place of central management and control outside of the UK, the Channel Islands or the Isle of Man. Therefore, the City Code is not expected to apply to the Company.

It is possible that, in the future, circumstances, and in particular the Board’s place of central management, could change which may cause the City Code to apply to the Company, and it is at this point that the Company and its shareholders would have the benefit of the protections that the City Code affords, including, but not limited to, under Rule 9 of the City Code as set out below.

The City Code is issued and administered by the Panel and provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:

(a)	acquires, whether by a series of transactions over a period of time or not, an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares (which percentage is treated by the City Code as the level at which effective control is obtained); or

(b)	who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in us, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and depending on the circumstances, its concert parties would be required (except with the consent of the Panel) to make a cash offer to all other shareholders for all of their shares in our capital at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the 12 months before the offer was announced.

In addition, if at the time of a takeover offer, the Panel determines that the Company’s place of central management and control is in the UK, the Company would be subject to a number of rules and restrictions under the City Code which could delay, prevent or make it more difficult to consummate a merger, tender offer, proxy contest or change of control. This includes, but not limited to, the following: (i) the Company’s ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) the Company might not, without the approval of shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) the Company would be obliged to provide equality of information to all bona fide competing bidders.

If we are deemed or become a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes, this may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our ordinary shares.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We do not believe we were a PFIC for 2024, but there can be no assurance that we were not a PFIC for 2024 or that the United States Internal Revenue Service (the “IRS”), will agree with any position we take regarding PFIC status for such taxable year. There can also be no assurance that we will not be a PFIC in 2025 or for any other taxable year, as our operating results for any such years may cause us to be a PFIC. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Holder (defined as a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code) owns our ordinary shares, and such U.S. Holder does not make an election to treat us as a “qualified electing fund,” or a QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. Holder, and any gain realized on the sale or other disposition of our ordinary shares will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. Holder to make a timely QEF or mark-to-market election. U.S. Holders who hold or have held our ordinary shares during a period when we were or are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election. However, because we do not intend to prepare or provide the information that would permit the making of a valid QEF election, such an election will not be available to U.S. Holders.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our corporate name is RedCloud Holdings plc (the “Company”). We are a public limited company organized under the laws of England and Wales and incorporated on April 15, 2024 under registered number 15647424.

On October 11, 2024, we undertook a formation transaction pursuant to which all existing security holders of RedCloud Technologies Limited, a private limited company incorporated in England and Wales, exchanged the securities they held in RedCloud Technologies Limited for an equivalent class and number of securities in RedCloud Holdings plc. In this prospectus, we refer to this transaction as the “Formation Transaction.” Prior to the Formation Transaction, our business was operated through RedCloud Technologies Limited. In connection with the initial public offering (the “IPO”) and as part of the Formation Transaction, RedCloud Technologies Limited and its subsidiaries (the “RedCloud Group”) undertook the reorganization of its corporate structure, that resulted in the Company becoming the ultimate holding company of the RedCloud Group, and RedCloud Technologies Limited becoming the Company’s direct subsidiary. The purpose of the Formation Transaction was to insert a new public limited company as the holding company of the RedCloud Group so that we were able to offer shares to the general public. Accordingly, our business is now operated through the following corporate structure:

Our principal executive office is located at 50 Liverpool Street, London, EC2M 7PY, United Kingdom, and our phone number is +44 (0) 207 754 3735. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711.

As an England and Wales public limited company, we are organized pursuant to and subject to the provisions of The Companies Act 2006 and the regulations promulgated thereunder (collectively the “The Companies Act”).

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2024 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

Our Status as a Foreign Private Issuer under the Exchange Act

We are a “foreign private issuer” under SEC rules. Consequently, for so long as we continue to meet such qualification, we will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. We are required to file our annual report for each year with the SEC by April 30 of the following year. In addition, we will furnish reports on Form 6-K to the SEC regarding certain information that is distributed or required to be distributed by us to our shareholders.

Based on such foreign private issuer status, under existing rules and regulations, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. We will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of ordinary shares.

Due to our exemption having a foreign private issuer status, we nevertheless currently expect to issue interim half yearly financial information publicly and to furnish it to the SEC on Form 6-K.

Our Status as an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.. As long as we remain an emerging growth company we will be exempt from the auditor attestation requirement. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of our IPO, (b) in which our total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References to “emerging growth company” in this proxy statement/annual report have the meaning associated with that term in the JOBS Act.

Functional and Reporting Currency

The functional currency of RedCloud Holdings plc is the Great British Pound, however, as a foreign private issuer with the SEC, we have elected to report in US dollars as permitted by SEC Regulation S-X 210.3. Our management believes that the U.S. dollar is the currency of the primary economic environment in which we operate. Thus, our functional and reporting currency is the U.S. dollar. All the Company’s foreign operations have determined the local currency to be their functional currency, except for Argentina, which is discussed in more detail below. Accordingly, the foreign subsidiaries with local currency as functional currency translate assets and liabilities from their local currencies into US dollars by using year-end exchange rates while income and expense accounts are translated at the average monthly rates in effect during the year, unless exchange rates fluctuate significantly during the period, in which case the exchange rates at the date of the transaction are used. The resulting translation adjustment is recorded as a component of other comprehensive income (loss). Gains and losses resulting from transactions denominated in non-functional currencies are recognized in earnings in the consolidated statements of operations as foreign currency loss (gain).

The Company reports its Argentine operations as highly inflationary status in accordance with US GAAP for the years ended December 31, 2024, and 2023, and changed the functional currency for its Argentine subsidiary from Argentine Pesos to the United States Dollar, which is the appropriate functional currency of the entity based on the highly inflationary status. Transactions are then converted to the US Dollar using Argentina’s official exchange rate.

Where to Get Additional Information

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We are subject to the information requirements of the Exchange Act and will file annual and other reports, including this annual report, and other information with the SEC. You can read our SEC filings, over the Internet at the SEC’s website at www.sec.gov. These documents, and other information concerning us, is available on our website at https://redcloudtechnology.com. Information contained on, or that can be accessed through, our website or any other website is expressly not incorporated by reference into and is not a part of this annual report.

B. Business Overview

We have developed and operate the RedCloud Platform, that facilitates the trading of everyday consumer supplies of fast-moving consumer goods (“FMCG”) products across business supply chains. We believe the Platform solves a decades old problem of how to unlock and enable access of key purchase and sales data between brands, distributors and retailers in high growth consumer markets. Through the Platform, we enable retailers in these markets to use data driven insights backed by AI to help make faster and easier business-to-business (“B2B”) purchases and inventory decisions from brands and distributors by breaking down complex purchasing behaviors of large product inventory catalogues. We then turn that into meaningful business insights and purchasing opportunities for our retailers. Our Platform is delivered through a consumption-based business model and we only charging brands and distributors for transactions made on the Platform. Our Platform consequently helps brands and distributors to use the same AI driven insights to connect with new local retailers in targeted locations, thereby spending less time searching for outlets to purchase their goods and products from.

Additionally, our Platform has AI and machine learning capabilities that provide our brands, distributors and retailers with trading and product insights and data to help them make better commercial decisions regarding their business operations. For example, our Platform has the capability to (1) inform retailers when they are running low on products, (2) what other retailers in the area in which they operate are selling, and (3) inform brands and distributors the type of goods and products retailers are looking for on the Platform. We currently operate in Argentina, Brazil, Nigeria, and South Africa which are high consumer growth markets and plan to expand to additional countries in the future.

Our Mission

We founded our business with the idea of powering what we believe to be the future of the wholesale and retail trading of FMCG products through Open Commerce technology backed by AI data driven insights. We believe the world’s old trade of trading FMCG products has become increasingly inefficient and out of reach for a substantial part local supply chains in the markets in which we operate. We seek to bring together the world’s largest product category (FMCG products), with the aggregated purchasing power of many retailers to create a dynamic data driven trading environment for FMCGs, distributors, wholesalers and retailers. We believe that AI-driven Open Commerce is the future of B2B trading by expanding traditional supply chains with our Platform experience. Our mission, therefore, is to expand world trade through our Platform by empowering retailers, distributors and brands with AI-driven Open Commerce to trade FMCGs, thus enabling them to make smarter and data-driven B2B decisions.

RedCloud Platform

Our Platform is an AI-driven, Open Commerce platform that provides brands, distributors and retailers with a faster, more intuitive and easier way to trade with each other and with products they trust. Our Platform is an end-to-end solution based on the principles of AI led, Open Commerce, enabling offline trading to be brought to a dynamic digital trading environment that aims to reduce the cost of essential consumer products, improve the quality and choice of products, and make it easier to connect to local and global supply chains. Specifically, our Platform is decentralized, meaning the distributors and brands can choose the retailers that they would like to sell to directly and vice versa. Brands, distributors and retailers are also able to negotiate with each other directly with respect to all aspects of each transaction, including but not limited to, pricing, distribution and delivery timing. The fact that our Platform provides brands, distributors and retailers with this ability, without any input from the Company, is why we consider our Platform to be Open Commerce. Our Platform also offers AI and machine-learning capabilities that analyze the data of our distributors, brands and retailers, and makes recommendations based on such information. Leveraging cloud infrastructure, our Platform also provides data capabilities that enable high frequency trading that reduces the structural costs and difficulties of holding slow moving inventory and enable faster and smarter trade buying decisions that influence the product cost, availability and success across markets. Our customers benefit from our Platform’s ability to scale with their growth and demand needs, allowing efficient any-time trade without the need to invest in costly skills and building their own platform.

We currently host our Platform and support our operations using a sole third-party cloud service provider, AWS. Based on the standard AWS service agreement we have with Amazon, our payments are determined monthly and are calculated utilizing our monthly data usage by rates for such month. This pricing and payment structure will remain in effect until December 31, 2024. Our agreement with AWS remains in effect until (i) terminated for convenience, which we may do for any reason by providing AWS notice and closing its account and which AWS may do for any reason by providing us at least 30 days’ notice or (ii) terminated for cause, which either party may do if the other party has an uncured material breach and which AWS may do immediately upon notice. Although we continue to operate our cloud-based services in conjunction with AWS pursuant to its agreement, similar services are also available from other suppliers such as Google and Microsoft on similar terms. Our accompanying Red 101 App is hosted by Google’s Play Store and the Apple App Store We have entered into standard developer agreements with Google and Apple for the Red 101 App. We pay an annual fee of approximately $1,400 to Google and Apple for the hosting of our Red 101 App. These agreements will continue until terminated. We may terminate both developer agreements at any time.

We currently operate our Platform in what we consider the high growth consumer markets of Argentina, Brazil, Nigeria, and South Africa. As of December 31, 2024, we had approximately 760 sellers (distributors, wholesalers and brands), 6,765 brands, 184,713 products and 33,786 retailers on our Platform. We generate our revenue from applying a transaction based revenue on the TTV of each transaction conducted on our Platform. All revenue we receive is from the brand or distributors. Retailers on the Platform do not pay any fees on the transactions to which they are a party. The transaction based revenue ranges from 1% to 5% of the TTV. For the twelve months ended December 31, 2024, the average transaction based revenue equated to approximately 1.9% of the TTV. For the twelve months ended December 31, 2024, we had processed approximately 399,580 orders with approximately $2.5 billion in TTV.

Technological Capabilities

Data Enablement

We believe data enablement and integrity is essential for modern business, allowing them to harness the full potential of their data to drive strategic decisions and operational efficiency. Our data enablement tools and services include cloud data warehouses, advanced data search capabilities, intuitive data visualizations, and customer data platforms. Specifically, we collect data points related to transactions, customer profiles and retailer preferences and behavior. We help make these available to distributors and brands which in turn enables them to gain a deeper understanding of their customers’ behaviors, preferences, and needs. Our retailers can utilize this data to learn about the brands, distributors and products on our Platform and the prices other retailers are paying for products that they desire. With a unified view of data, we can personalize experiences, improve customer satisfaction, and build stronger relationships. We believe this leads to increased loyalty and better customer retention rates.

We have developed our AI and machine learning algorithm(s) by using a closed-loop data system, with information we obtained on our Platform, and conducted numerous tests on such algorithm(s) to determine the most efficient one(s). Our validation process uses the telecalling channel to engage with retailers using a random sampling method to confirm that the transaction information being utilized is accurate. The objective is to confirm the order details such as the product name, quantity and total invoiced amount and hence authenticate the transactions on our Platform. We also use automated validation on data that is generated during the machine learning algorithm run using random input and test datasets. Validation is done every month for input data, and quarterly for recommendation engine outputs. The validation model for sampling has been implemented since December 2023 and for statistical since May 2024. We do not utilize any outside data sources, such as publicly available datasets.

We believe we occupy a unique position because we have been able to build significant data warehouse capabilities that supports advanced machine learning integration by gathering highly granular information such as product details, purchasing profiles, transactions, and more. This data is sourced from retailers, distributors, FMCGs, and brands that each seek insight into their performance and strategies for enhancing sales, optimizing discounts, and leveraging campaigns on our Platform. We believe we are uniquely strategically positioned to utilize this data, driving machine learning algorithms to power recommendations, pricing engines, and conversational commerce solutions.

AI/Machine Learning

We believe our Platform’s AI and machine learning capabilities provide substantial benefits to our brands, distributors and retailers, including but not limited to, the following:

1.	Recommendations – Our Platform can make recommendations to brands, distributors and retailers regarding their potential needs to help them purchase and trade smarter. For example, our Platform can make recommendations to retailers regarding newly available products that they may be interested in based on their previous purchases. This helps both brands and distributors increase inventory turn and drive additional sales on our Platform whilst ensuring that retailers become aware of new products that their customers may want to purchase. This feature is available for use on our Platform.

2.	Fraud Detection – Our Platform helps to proactively detect and take actions against potential fraud that the retailers and distributors may face. Specifically, we can identify suspicious behaviors, such as frequent returns by specific customers or returns of high-value items. Once detected, we effect controls on the identified accounts, including but not limited to, account suspensions and trading value or wallet limits. This feature is available for use on our Platform in Nigeria and we expect it to be available in all jurisdictions in the year 2025.

3.	Returns – Our Platform can use AI to automate the return authorization process, reducing the time and effort required for all parties, by analyzing return requests and comparing them against return policies. It can quickly approve or deny requests and tailor return policies based on individual customer profiles and buying patterns. This feature is currently in development for future use on our Platform.

4.	Logistics – Our Platform can provide logistics assistance by determining more cost-effective and efficient ways to handle shipping products and handling returns through reverse logistics. This includes routing to the nearest processing centers, selecting the best shipping methods based on cost and carbon footprint. This feature is available for use on our Platform in Nigeria and we expect it to be available in all jurisdictions in the year 2025.

5.	Pricing and Promotions – Our Platform allows distributors and retailers to adjust pricing and promotions based on current inventory levels, demand fluctuations, and competitive factors. This feature is available for use on our Platform.

6.	RedInsights – Our Platform can use predictive analytics to forecast future demand and return rates based on historical data, product types, customer behavior, and other factors through a feature called RedInsights. This helps our brands, distributors and retailers manage inventory more effectively, anticipate return volumes, and plan for restocking and reselling returned items. This feature is available for use on our Platform.

We also plan to build AI capabilities to make trade smooth for our retailers that are used to using conversation channels such as WhatsApp to discover and place orders. This will enable shopping from anywhere at any time, fitting seamlessly into retailers’ daily routines. They would be able to add items to their cart, check order status, and receive recommendations using simple commands, enhancing convenience and accessibility.

Platform Experience: Brands and Distributors

As of December 31, 2024, we had approximately 760 active sellers (distributors, wholesalers and brands) and 6,765 brands that sell approximately 184,713 products on our Platform. Such brands and distributors utilize our Platform via a web interface or direct system integration, and receive access to product catalogues, pricing details, customer information, inventory tracking, and order management. They also benefit from analytics and insights available through RedInsights. We also provide brands and distributors with support from our account managers who help identify growth opportunities and assist them with expansion strategies and marketing campaigns. With extensive data access and a user-friendly platform, brands and distributors enjoy the flexibility to choose where they sell and access a wider customer base. We believe this also provides our brands and distributors with valuable insights for making more efficient sales decisions.

Continuous enhancements to our brands and distributors’ onboarding process are underway, including a streamlined and standardized category hierarchy and the reuse of existing product descriptions and images. We have recently streamlined our brands and distributors onboarding process, reducing the time from, on average, 261 days to just 48 hours.

Data insights are collaboratively managed with brands and distributors by the RedCloud account management team, with ongoing investments in developing automated, AI-driven processes for the future.

Platform Experience: Retailers

As of December 31, 2024, we had 33,786 active retailers on our Platform. Such retailers access our Platform through four operational channels:

1.	Red 101 App;

2.	Our mobile-responsive web-application;

3.	WhatsApp communication, and the ability to place orders on behalf of the customer; and

4.	Field Activation officer-supported/assisted purchases.

The predominant channel used by our retailers is the Red 101 App with the assistance of our team. Less than 10% of orders placed come through the existing web-app and WhatsApp, though we anticipate that as we further enhance and market these two channels, they will over time become the predominant channels used.

Through our Platform, retailers can search for products based on various attributes, such as product type, category, or distributor details. They can also add items to their cart, complete transactions, and view past orders. Our Platform allows for purchases from multiple distributors and offers various payment and delivery options.

Our multiple market experience shows us retailers are looking for an online ordering experience which is fast, secure, and trusted, with cost, convenience and choice as the dominating reasons for use. We believe the future leverages AI large language models to bring trading within natural chat applications, using informal text exchanges (like WhatsApp) coupled to inventory based ordering Additionally, we aim to roll out product recommendation capabilities using AI and based on previous buying behavior.

AI Powered Recommendation Engines

Based on our research, recommendation engines have demonstrated the potential to increase completed transactions by up to 40%, though a recent study by Barilliance puts this number at just over 30%. By analyzing the data from our operations, our Platform can make recommendations to brands, distributors and retailers regarding their potential needs to help them trade more efficiently. Leveraging more than 350,000 individual data points or attributes, which are transformed into approximately 79,000 calculated and utilized fields, we can utilize our own wealth of information to segment and personalize communications and interactions between brands, distributors and retailers. We recently introduced this capability to our Platform and expect this capability to help increase the TTV on our Platform and thus increase our revenue.

We are also exploring the value of third-party datasets to enhance on-platform data and provide enhanced insights and value to all brands, distributors and retailers.

Platform Search Engines

As discussed above, our Platform allows for advanced and configurable search capabilities, which offers our customers a mechanism to search and filter for their desired products. Specifically, the search algorithm has been developed to simplify the search capabilities across multiple attributes including product name, description, brand name, manufacturer, product category and the distributor using industry standards. We believe enhancing product discovery on our Platform will reduce order consideration time and increase order conversion rate, resulting in increased transactions and increased revenue for the Company.

Platform Payments: RedPay

We have developed a mobile wallet and payment ledger platform, which is integrated with five payment processing partners. This enables interactions with over 2.4 million agents’ locations, and it encompasses a diverse range of payment methods allowing us to access a substantial number of different banks, including both international and local card schemes. This ledger and orchestration platform is built natively on our Platform. The payment capabilities reduce distributor and brand transaction handling cost and risk, while improving cash handling cost and purchase speed for retailers, resulting in increased purchase activity on the Platform. Furthermore, digital payments capabilities also allow the Platform to offer custom promotions, credits and discounts that incentivization targeted new and repeat orders.

Our Market Opportunity

The FMCG market is currently valued at over $11 trillion globally and growing at over 5% CAGR. FMCG products are the largest group of consumer products spread across various categories and represent those required in everyday life ranging from foods and beverages, non-prescription medicines and office supplies. In Nigeria, South Africa, Brazil and Argentina, the FMCG market is collectively valued at over $300 billion. Additionally, according to Euromonitor, market weight and share of growth are increasingly moving to emerging markets, which include the countries we currently operate in. Emerging markets are expected to account for 47% to 75% of the sales growth (across verticals) in FMCG goods. As of December 31, 2024, we had a share of 3.69% in Nigeria, 0.85% in South Africa, 0.016% in Brazil and 3.10% in Argentina for the FMCG markets in each country.

Revenue breakdown for the year ended December 31, 2024 and December 31, 2023 is as follows:

(U.S. dollars)
	Nigeria	Argentina	South Africa	Brazil	Peru	Total
2024	$22,962,513	$18,820,235	$4,070,886	$620,712	$24,939	$46,499,285
2023	$18,728,500	$958,177	$32,080	$56,891	$31,818	$19,807,466

For a further description of the principal services and products the Company provides, including a breakdown of the Company’s revenues by geographic market, see “Item 5. Operating and Financial Review and Prospects” and “Notes to the Consolidated Financial Statements-Note 10- Reportable Segments included in “Item 18. Financial Statements”.

Additionally, as of now, the majority of B2B buying and selling occurs offline, relying on what we believe to be outdated legacy technology. Globally, distributors cater to around 500 million micro, and medium sized retailers. These businesses face immense costs, with three out of four FMCG product launches ending in failure, an annual inventory shortfall exceeding $2 trillion, and escalating expenses in bringing FMCG products to market. The physical availability of products presents a trillion-dollar opportunity; having the right product at the right price at the point of purchase is crucial for the success of future commerce. We believe that our Platform can be useful in providing distributors with access to retailers looking for their products and vice versa.

Seasonality

Historically our business has not experienced material seasonal fluctuations in net revenue. However, we do observe moderately higher seasonal demand during the months of November and December due in part to holiday shopping, and a moderate reduction in demand in January.

Our Growth Strategy

Our strategy is to enable the development of strong brand recognition, data engagement, and distribution at scale through a platform-led economic model that competes against traditional B2B marketplaces. We approach markets with a proactive method for engaging distributors and retailers, aiming to rapidly gather essential data on key product information, inventory, and purchasing cycles. This data is instrumental in assisting distributors to optimize their market routes effectively. This data allows us to continually provide superior discovery, search, and trading and expand key FMCG products and services.

The key elements of our strategy to grow our business include:

Increase Active Retailers and Trading Share

As of December 31, 2024, we had approximately 33,786 retailers and 760 sellers (distributors, wholesalers and brands) active on our Platform. Moving forward, we are committed to enhancing and promoting the value proposition of our Platform. Our focus lies on attracting new retailers while also expanding their buying frequency and product categories. This growth strategy will be driven by customer loyalty programs, top-tier customer service, targeted marketing initiatives, promotional campaigns, and the continuous expansion of our marketing affiliates. Additionally, we will encourage the use of our diverse range of mobile commerce apps.

Expand Products and Brands

We believe that the growth in both the number of product categories and brands purchased within each category will contribute to higher average spending per customer, ultimately driving trading volume upwards. As of December 31, 2024, our Platform featured over 184,713 products from 6,765 brands. Our primary objective is to elevate the retailer shopping experience, boost retailer engagement, and create new avenues for retailers by expanding and highlighting additional products and brands.

Enhance the Success of Retailers on a Broad Basis

Our goal is to enhance the success of a diverse range of retailers on our Platform by amplifying their visibility to pertinent buyer demand and equipping them with enhanced tools, such as data science applications, to foster personalized buyer interactions. Leveraging advanced data science and analytics to develop our own AI capabilities, we will assist distributors in pinpointing products and enhancing the conversion rate from visitor engagements to completed transactions.

Generate Data and Cloud Computing Technologies

We believe that the data generated within our Platform holds substantial value for our customers and various ecosystem participants. Our ongoing strategy involves the strategic application of data intelligence and deep learning technologies across multiple areas such as Platform design, user interface optimization, search functionalities, targeted marketing initiatives, logistics efficiency, location-based services, and financial services enhancements. This data can be used in numerous ways, including but not limited to creating new product offerings and monetization channels with commercial partners that improve access to finance, enhance cash-flow or increase product turnover for our customers.

We foresee AI evolving into a fundamental element of e-commerce infrastructure. Over the past five years, we have dedicated significant resources to developing our proprietary cloud infrastructure, not only to bolster our own operations but also to support the endeavors of third parties, including our valued brands and distributors. Moving forward, we remain committed to substantial investments in our cloud computing platform to fortify both our internal operations and those of our partners. We have a dedicated R&D data team focusing on innovation in deep learning and machine learning technologies with the primary aim of increasing transaction size and enhancing customer retention. This innovation combined with data gathered through our Platform can be used to create reports on market intelligence and trends around regional consumption, demand and inventory flows. We believe these reports can be commercialized and are valuable to retailers, distributors, brands and other trade bodies.

Sales and Partnerships

We currently have sales teams located in Nigeria, South Africa, Brazil and Argentina. We plan to expand our teams in each of these jurisdictions to focus on driving sales growth across these jurisdictions by retaining more brands, distributors and retailers and entering into partnerships with leading FMCG companies. We are particularly focused on new partnerships with leading FMCG companies as we believe this can cause substantial growth by also attracting their retailers throughout the jurisdictions in which we operate. We also plan to create a sales force in the United States to begin retaining brands, distributors and retailers for when we launch our Platform in the United States.

Marketing and Advertising

To grow our business, we need to increase user participation and activity on our Platform. Our approach to meet this goal includes product marketing, growth and digital marketing initiatives, brand and content and targeted lead generation, including but not limited to, messages and promotional campaigns, automated and distributed through our multichannel platform including SMS, E-mail, WhatsApp, Notifications, In-app banners, promotional categories and events.

Once brands, distributors and retailers became users of our Platform, our Platform is designed to drive further user acquisition, engagement, and retention, and to cultivate a dynamic ecosystem that appeals to brands, distributors and retailers alike. Specifically, we use our transactional data, customer profiles, and interaction insights to uncover purchasing trends and preferences. These insights are then used for our check-out voucher program, which is designed to incentivize customers at the point-of-sale by offering vouchers that can be applied to future purchases. This program serves three primary purposes: (1) encouraging customer retention, (2) increasing Average Transaction Value and (3) enhancing our data source. To date, the program has demonstrated measurable success. Our customer retention rate has decreased by 2% in the fiscal year 2024, to 79%, compared to 2023. The Average Transaction Value has increased by 43% in the fiscal year 2024 compared to 2023.

Competition

The online commerce market in B2B trading is new, rapidly evolving and intensely competitive. We currently or potentially compete with a variety of other companies which include various online commerce companies and vendors of other third-party inventory and marketplace products such as Shopify, Amazon B2B, Alibaba, Etsy, and technology vendors including SAP, Oracle, Infor, and other smaller DMS vendors and suppliers. Additionally, there are several large indirect competitors that specialize in online commerce or derive a substantial portion of their revenues from online commerce, including Shein and Temu.

All the competitors discussed above have substantially greater financial, research and development, personnel, and marketing resources than we do. As a result, although we believe our Platform is currently superior and these competitors are not focusing on the markets in which we operate, if competitors decide to focus on the markets in which we operate, our competitors may be able to develop a superior platform and compete more aggressively and sustain their competitive advantage over a longer period of time than us. Our Platform may be rendered obsolete in the face of competition.

Our Competitive Strengths

Experienced Management Team

Our Chief Executive Officer and Co-founder, Justin Floyd, has a 30-year track record of founding and scaling technology companies in what he considers underserved industries. He is a pioneer in the Open Commerce movement which seeks to bring trust to today’s global B2B supply chains. Additionally, the rest of our senior management have experience in technology and finance, having previously worked at Orange Money, Meta, and SoftBank.

Trusted Partner in Our Jurisdictions of Operation

As of December 31, 2024, we had approximately 760 national, regional, and local distributors, wholesalers and brands that collectively represent more than 6,765 brands work with RedCloud. We believe this represents the broadest selection of FMCG products through a single platform in the markets we operate and provides a competitive edge over international giants like Alibaba by fostering local trade and business ecosystems. This focus on regional transactions translates to a smaller carbon footprint due to reduced reliance on lengthy global supply chains. We also believe this strengthens the resilience of local economies by promoting internal trade networks and lessening dependence on outside sources.

Based on our experience, we believe the jurisdictions in which we operate have issues with fraud and retailers are skeptical of purchasing products online due to fear of fraud. Our Platform has been built and developed specifically for markets where brands want to establish a trusted presence and local supply chain for their inventory to help alleviate this fear. We believe our Platform is recognized in our jurisdictions of operation as a reliable source for brands and retailers to trade their inventory in a secure environment where products can be tracked efficiently. Additionally, we require all third-party brands and distributors to meet our standards for product authenticity and service reliability to provide credibility and appeal to our Platform. Our retailers can then confidently navigate through our Platform and trust the strength and authenticity of the offered brands, ensuring a superior product selection, convenience, and cost. We believe this provides us with an advantage over larger competitors who do not have the ability to meet these standards.

AI and Machine Learning Capabilities

Our Platform’s AI and machine learning algorithms can process millions of data points each day to optimize a range of purchasing behavior by retailers, including order build, inventory turn ratios, restock and out of stock, personalization, ads quality, inventory forecasting, order fulfillment, delivery mobilization, rebates and payment. We believe our data first approach is a key driver of our customer engagement across the markets in which we operate and provides our brands and distributors with an advantage over other local distributors that do not have these capabilities.

Connectivity

As opposed to our competitors, like Amazon and Alibaba, that do not allow for parties on their platforms to directly communicate, brands, distributors and retailers can directly connect on our Platform. This allows brands, distributors and retailers several advantages, including but not limited to, the following:

●	Retailers can source inventory from local brands and distributors directly to expedite the delivery process.

●	Brands and distributors can obtain higher returns on investment through improved product launches due to having discussions with retailers about what they really need.

Scalable Logistics Platform

We have invested significantly in our proprietary technology, including a distributed relational database, computing clusters, and personalized product search engines. This infrastructure supports our high volume of transactions and ensures reliability, scalability, and cost-effectiveness. We believe our scalability allows distributors to offer retailers the best selection, quality, value, and convenience, which helps them attract more customers and drives higher engagement. This results in more orders and increased retailer spending compared to the traditional methods previously utilized by our brands and distributors.

Third-Party Platform Business Model

Our exclusively third-party platform model allows for rapid scaling without the risks of providing such products ourselves, including but not limited to, inventory management, logistical operations and warehouse storage. We believe this approach drives profitability, strong cash flow, and enables us to aggressively invest in our technology, product innovation, and ecosystem expansion instead of having to resources on inventory management, logistical operations and warehouse storage.

Intellectual Property

Our intellectual property consists primarily of proprietary software which operates our AI-powered Intelligent Open Commerce Platform. We have not obtained any patents on our software, but instead protect it as confidential know-how/trade secrets and/or as unregistered copyrightable software.

As of the date of this annual report, we own the registered trademarks REDCLOUD and RED 101 which are registered in the United Kingdom and the European Union. We also own several trademark registrations in Argentina for the mark RED 101. We intend to seek trademark protection in other countries by registering our trademarks in those countries in which we operate or plan to operate. The below table identifies the current trademark registrations we own for REDCLOUD and RED 101.

Mark	Country	Status	Owner	Reg. Date	Reg. No.	Classes
REDCLOUD (stylized with design)	UK	Registered	RedCloud Technologies Limited	3/4/15	UK00003085845	9
REDCLOUD	UK	Registered	RedCloud IP Limited	3/28/20	UK00917082983	36, 45
REDCLOUD	EU	Registered	RedCloud IP Limited	3/28/20	017082983	36, 45
RED 101	UK	Registered	RedCloud IP Limited	1/26/19	UK00917958937	9, 35, 36, 42, 45
RED 101	EU	Registered	RedCloud IP Limited	1/26/19	017958937	9, 35, 36, 42, 45
RED 101	AR	Registered	RedCloud IP Limited	5/10/18	3024752	9
RED 101	AR	Registered	RedCloud IP Limited	5/10/18	3145810	36
RED 101	AR	Registered	RedCloud IP Limited	2/23/21	3145876	45
RED 101	AR	Registered	RedCloud IP Limited	2/23/21	3145809	35
RED 101	AR	Registered	RedCloud IP Limited	2/23/21	3145875	42

We also own several domain names that incorporate our trademarks REDCLOUD and RED 101, with our primary domain name being used for our Company’s main website, namely, www.redcloudtechnology.com.

Government Regulations

Regulatory Matters in the Principal Jurisdictions in which We Operate

We have conducted reviews of the regulatory frameworks in the principal jurisdictions in which we operate and believe we follow the relevant regulatory frameworks in such jurisdictions, including Nigeria, Brazil, Argentina and South Africa. Due to the different regulations in each jurisdiction, we are required to have a different variation of our Platform in each jurisdiction in order to comply with the applicable jurisdiction’s laws. The effort needed to comply with each jurisdiction’s legislation requires a substantial amount of time and resources. For example, we have been required to hire local counsel in each of these jurisdictions to ensure we are in compliance with the laws. This has a material effect on our results of operations due to increase costs related to payments to employees and consultants to adjust our Platform to comply with each jurisdiction’s laws. We also compete against parties in our jurisdictions that do not consummate transactions on the internet and are therefore not required to utilize resources to comply with certain of these laws.

Nigeria

We are subject to applicable laws and regulations that relate directly or indirectly to our operations in Nigeria. These laws, regulations, and standards govern issues such as worker classification, labor and employment, anti-discrimination, payments, worker confidentiality obligations, product liability, environmental protection, personal injury, text messaging, subscription services, intellectual property, consumer protection and warnings, marketing, taxation, privacy, data security, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, mobile application and website accessibility, money transmittal, and background checks. We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to our services in Nigeria and to operation of any facility in any jurisdiction which we would conduct activities.

The Company and Allied Matters Act (CAMA)

The CAMA provides a regulatory framework for how businesses should be carried out within Nigeria and provides for the incorporation, registration, organization and management of corporate organizations in Nigeria, including online business such as B2B platforms. All foreign entities are required to register their business in Nigeria with the Corporate Affairs Commission.

National Digital Economy and E-Governance Bill

The National Digital Economy and E-Governance Bill is pending before the National Assembly for consideration. This bill when enacted into law will cover electronic transactions, e-contract and some aspects of consumer protection. The timeline for passing a bill into law in the National Assembly is difficult to predict, as the legislative process can take a considerable amount of time. The duration depends on several factors, including the complexity of the bill, its economic significance, the extent of debate, and the speed at which both chambers of the National Assembly conduct their reviews and deliberations.

National Information Technology Development Agency Act (NITDA Act)

The NITDA Act established the National Information Technology Development Agency (“NITDA”) as the regulatory body responsible for creating the enabling environment for the development, deployment, adoption and application of information communication technology and systems in Nigeria. The functions of NITDA include: (i) the development, standardization, application, monitoring, evaluation and regulation of information technology practices, activities and systems in Nigeria; (ii) the development of guidelines for electronic governance and monitoring the use of electronic data interchange and other forms of electronic communication transactions as an alternative to paper-based methods in commerce; (iii) the provision of guidelines to facilitate the development and maintenance of appropriate information technology systems in Nigeria.

In line with its mandate, NITDA issued the Guidelines for Nigerian Content Development in Information and Communication Technology, 2019 (the “Guidelines”). The Guidelines apply to all Federal Ministries, Departments, Agencies, Federal Government-owned companies (either fully or partially owned), Federal institutions, private sector organizations, business enterprises and individuals engaged in any information and communication technology- related activities or services within Nigeria. The Guidelines specify the various roles and obligations of: (i) software development firms; (ii) hardware manufacturers; and (iii) providers of software-enabled products/services.

The Federal Competition and Consumer Protection Act (FCCPA) 2018

The FCCPA aims to: (a) promote and maintain competitive markets in the Nigerian economy; (b) promote economic efficiency; (c) protect and promote the interests and welfare of consumers; (d) prohibit restrictive or unfair business practices which prevent, restrict or distort competition, or constitute an abuse of a dominant position of market power in Nigeria. The FCCPA applies to all undertakings and all commercial activities within, or having effect within Nigeria. In particular, it applies to all commercial activities aimed at making profit and geared towards the satisfaction of any public demand.

The FCCPA established the Federal Competition and Consumer Protection Commission (“FCCPC”) to develop and promote fair, efficient, and competitive markets in the Nigerian economy and to also facilitate access by all citizens to safe products and secure the protection of rights for all consumers in Nigeria. Some of the functions of the FCCPC include:

(a)	identifying anti-competitive, anti-consumer protection and restrictive practices and making rules and regulations under the FCCPA with regards to competition and protection of consumers;
(b)	eliminating anti-competitive agreements, misleading, unfair, deceptive or unconscionable marketing, trading and business practices;
(c)	protecting consumer interests;
(d)	ensuring that all service providers comply with local and international standards of quality and safe service delivery;
(e)	causing an offending company, firm, trade, association or individual to protect, compensate, provide relief and safeguards to injured consumers;
(f)	compel manufacturers, suppliers, dealers, importers, wholesalers, retailers, or other undertaking where appropriate to certify that all prescribed standards for their goods and services have been met;
(g)	impose sanction on any entity that violates the FCCPA or any regulation issued by the FCCPC.

The FCCPA also established the Competition and Consumer Protection Tribunal. The Tribunal has the powers to hear appeals from or review any decision of the FCCPC or any sector-specific regulatory authority in a regulated industry in respect of competition and consumer protection matters.

The FCCPA grants consumers various rights. Among these rights is the requirement that businesses must display the price of goods or services whenever they are offered for sale. Consumers also have a right to receive goods that are fit for purpose, of good quality, and compliant with applicable industry sector regulations.

Central Bank of Nigeria’s Regulation on Electronic Payments and Collections for Public and Private Sectors in Nigeria 2019

The Central Bank of Nigeria (“CBN”) issued the “Regulation on Electronic Payments and Collections for Public and Private Sectors in Nigeria 2019” to provide guidelines and standards for electronic payments and collections across various sectors, including e-commerce. This Regulation also includes provisions that are relevant for online businesses and e-commerce activities in Nigeria The objective of the Regulation is to guide the end-to-end electronic payment of salaries, pensions and other remittances, suppliers and revenue collections in Nigeria by CBN regulated entities such as payment processors in order to ensure the availability of safe, effective and efficient mechanisms for conveniently making and receiving all types of payments from any location and at any time, through multiple electronic channels.

Under the Regulations, specific roles and obligations are imposed on the various stakeholders. All payers are required to: (a) maintain appropriate account with Deposit Money Bank; (b) adopt a CBN approved end-to-end electronic payment platform for all forms of payment and collections; (c) provide basic infrastructure for making and receiving electronic payments; (d) bear the cost of electronic payments while ensuring that beneficiaries receive actual amounts due to them.

Suppliers are required to: (a) obtain and provide details of Tax Identification Number to the payers; (b) report all wrongfully received funds or excess payments to their financial institution’s customer service desk; and (c) in the event of duplicated/excess payment not noticed but withdrawn by the beneficiary, the beneficiary shall make funds available for refund to the payer in line with the Regulation on Instant (Inter-Bank) Electronic Funds Transfer Services in Nigeria.

Whilst the Regulation did not make provisions for payment gateway integration, transaction security, consumer protection, anti-money laundering and KYC compliance, cross-border transactions, there are other CBN guidelines and circulars that addresses these areas.

AI Regulation in Nigeria

There is currently no AI-specific regulation in Nigeria. Notwithstanding, the existing legal and regulatory frameworks (such as data protection laws, human right laws, cybersecurity law, copyright and patent laws) may cover some aspects AI development, deployment and application in Nigeria. For instance, if we use an AI system that processes personal data of individuals, then we must comply with the requirements of the data protection laws.

The NITDA recently issued a Draft National Artificial Intelligence Strategy to address the challenges and opportunities presented by AI. This policy aims to provide a strategic framework for AI development and deployment in Nigeria. The Draft National Artificial Intelligence Strategy seeks to set Nigeria as “a global leader in harnessing the transformative power of AI through responsible, ethical, and inclusive innovation, fostering sustainable development through collaborative efforts.”

Data Protection Legislation

Processing of personal data is primarily regulated by the Nigerian Data Protection Commission (“NDPC”), a regulatory authority set up under the Nigerian Data Protection Act 2023 (the “NDPA”). In addition to the NDPA, Nigeria’s data protection regime is also governed by the Nigeria Data Protection Regulations, 2019 (the “NDPR”), the NDPR Implementation Framework 2020, and the Guidance Notice on the Registration of Data Controllers and Data Processors of Major Importance 2024.

The NDPA applies where:

a.	the data controller or data processor is domiciled in, resident, or operating in Nigeria;
b.	the processing of personal data occurs within Nigeria or
c.	the data controller or the data processor is not domiciled in, resident, or operating in Nigeria but is processing the personal data of data subjects in Nigeria.

The NDPA requires that the data controller must have a lawful basis for every personal data processing activity. We can rely on one of the following lawful bases to process personal data: consent, performance of a contract, legitimate interests, vital interests, compliance with legal obligations and performance of a public task. The data protection laws further require every data controller to implement appropriate technical and organizational measures to ensure the security of the personal data it processes. Accordingly, each data controller shall develop internal data protection policies to guide its data protection practices. The data controller is required to inform the data subjects via a privacy notice of how it handles the personal data of the data subjects.

The reporting obligations under the data protection laws are:

a.	Filing of Annual Data Protection Audit: data controllers are required to conduct annual data protection audits if they process the personal data of more than 1,000 data subjects in six months or 2,000 data subjects in twelve months. The data controller is to conduct the audit through Data Protection Compliance Organization licensed by the NDPC. The audit report is to be submitted to the NDPC on or before March 15th of each year.

b.	Data Breach Notification: Where a personal data breach occurs, the data controller is required to inform the NDPC within 72 hours of becoming aware of the breach if the breach is likely to result in any risk to the rights and freedoms of the data subjects. The notification should state, where feasible, the nature of the breach, including the categories and approximate number of data subjects and personal data records affected. Where the personal data breach is likely to result in high risk to the rights and freedoms of the data subjects, the data controller shall immediately notify the affected data subjects.

The NDPA requires data controllers of major importance (“DCMIs”) to register with the NDPC. A data controller qualifies as a DCMI if it keeps or has access to a filing system (analogue or digital) for processing personal data and it:

a.	processes personal data of more than 200 data subjects within a period of six months; or
b.	carries out information and communication technology services on any digital device that has storage capacity and belong to another individual; or
c.	process personal data as a service provider in any of the following sectors – finance, communications, health, education, insurance, export and import, aviation, tourism, oil and gas, and electric power.

As such, where we keep a filing system for processing personal data and meet at least one of the above requirements, we qualify as a DCMI and need to register with the NDPC.

The penalty for violating the NDPA and NDPR is:

a.	~~N~~10,000,000 (Ten Million Naira) or 2% of the annual gross revenue in the preceding financial year, whichever is higher, in the case of a data controller who is a DCMI; or
b.	~~N~~2,000,000 (Two Million Naira) or 2% of the annual gross revenue, whichever is higher, in the case of a data controller who is not a DCMI.

Brazil

E-Commerce, Data Protection and Taxes

In addition to regulations affecting digital payment schemes, we are also subject to laws relating to Internet activities, e-commerce and data protection, as well as tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Brazilian Federal Law No. 12,965/14, as amended, known as the Brazilian Civil Rights Framework for the Internet, which embodies a substantial set of rights of Internet users, and obligations relating to Internet service providers. This law exempts intermediary platforms from liability for user-generated content in certain cases. On the other hand, this law provides for penalties (including fines) in case of non-compliance.

The laws and regulations applicable to the Brazilian digital payments industry and to the offering of financial services are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by other authorities.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, may result in a higher tax rate on our earnings, which may reduce our profits and cash flows from operations.

The Brazilian government may propose changes to the tax regime applicable to different sectors of the economy, including changes that represent an increase in our tax burden and the tax burden of our consumers and suppliers, which can negatively impact our business. These changes include changes in tax rates, tax base, tax deductibility and, occasionally, the creation of taxes (temporary or non-temporary). If these changes directly or indirectly increase our tax burden, we may have our gross margin reduced, adversely affecting our business and the results of operations.

On December 20, 2023, the Brazilian Congress enacted Constitutional Amendment No. 132, which provided a broad reform of the Brazilian tax system, with the extinction of a variety of taxes, including social contributions, federal tax on industrialized products, the Municipal tax on services and the tax on the circulation of goods and services, for the creation of two new taxes on operations with goods and services.

We are still unable to quantify the effects of these changes or any other additional reforms, if approved, as certain proposed amendments to the Constitution provide for the enactment of regulations regarding these new taxes, which regulations have not been presented yet. These changes may result in impacts for us that cannot be assessed yet. Accordingly, any increase in tax rates in Brazil, the creation of new taxes or the recognition of taxes that affect our operations may adversely affect us.

Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and monitoring could have a material adverse effect on our business and financial results.

Consumer Protection Laws

We are subject to several laws and regulations designed to protect consumer rights—most importantly, Brazilian Federal Law No. 8,078/90, as amended, (Código de Defesa do Consumidor, or the “Consumer Protection Code”), which sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers as the hypo sufficient party, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. The Consumer Protection Code further establishes the consumers’ rights to access and modify personal information collected about them and stored in private databases. These consumer protection laws could result in substantial compliance costs.

Data Privacy and Protection

With regard to the compliance with data protection regulations, besides the Brazilian Federal Constitution, we are subject to the Brazilian Civil Rights Framework for the Internet, the Consumer Protection Code, Bank Secrecy Law and the Brazilian Federal Law No. 13.709 of August 14, 2018, called the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados, or the “LGPD”). We are also subject to intellectual property rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

The Brazilian Civil Rights Framework for the Internet establishes principles, guarantees, rights and duties for the use of the Internet in Brazil, including regulation about data privacy for Internet users.

In September 2020, the LGPD came into effect, except for its administrative sanctions, which became effective on August 1, 2021. The LGPD establishes detailed rules to be observed in the maintenance and processing of personal data and provides, among other measures, rights to the data subjects, cases in which the processing of personal data is allowed, obligations and requirements relating to security incidents involving personal data and the transfer and sharing of personal data.

The LGPD further establishes penalties for non-compliance with its provisions, ranging from a warning and exclusion of personal data processed in an irregular way to fines or the prohibition from processing personal data. The LGPD also authorized the creation of the ANPD, an authority that oversees compliance with the rules on data protection. The ANPD initiated its activities in 2020 and has been acting mainly in the regulation of specific provisions of the LGPD, the analysis of communications of security incidents involving personal data, and has initiated administrative sanctioning procedures, as well applied sanctions, mainly against public entities. See “Risk Factors—Risks Relating to Intellectual Property, Privacy and Cybersecurity—Unauthorized disclosure of, improper access to, or destruction or modification of data through cybersecurity breaches, computer viruses or otherwise, or disruptions to our systems or services, could expose us to liability, protracted and costly litigation and damage our reputation.”

Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could harm our business, financial condition or results of operations.

Artificial Intelligence Regulation

There is currently no specific regulation on artificial intelligence (“AI”) in Brazil. However, some Brazilian laws in force already regulate at some extent the development, use, and exploitation of said technology. For example, the processing of personal data through AI systems is subject to the LGPD, the use of material protected by copyright by AI systems is covered by Brazilian Law n. 9,610/1998 (“Copyright Law”), and the civil liability of AI providers is subject to the Brazilian Civil Code or, where applicable, to the Consumer Protection Code.

Additionally, the Brazilian National Congress has been discussing Bill of Law 2,338/2023 (the “AI Bill of Law”), which aims to regulate the development and ethic use of AI systems in Brazil. The AI Bill of Law is heavily inspired in the European Union’s AI Act and provides for an approach based on risk.

In this regard, the AI Bill of Law sets forth an AI risk classification (prohibiting AI systems deemed as ‘excessively risky’), defines a governance structure for the development and use of AI systems by private or public entities, and provides for the rights of individuals affected by AI systems. It is not possible to say by when the AI Bill of Law will be approved by the Brazilian National Congress and converted into a law.

Argentina

Consumer Protection

The Argentine Constitution expressly establishes in Article 42 that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts.

The Consumer Protection Law, and the applicable sections of the Argentine Civil and Commercial Code are intended to regulate the constitutional right conferred under the Constitution on the weakest party to the consumer relationship and prevent potential abuses deriving from the stronger bargaining position of vendors of goods and services in a market economy where standard form contracts are widespread.

As a result, the Consumer Protection Law and the Argentine Civil and Commercial Code deem void and unenforceable certain contractual provisions included in consumer contracts entered into with consumers or end users, including those which:

●	deprive obligations of their nature or limit liability for damages;

●	imply a waiver or restriction of consumer rights and an extension of distributor rights; and

●	impose the shifting of the burden of proof from the consumer to the distributor in order to protect the consumers.

In addition, the Consumer Protection Law imposes penalties ranging from warnings to the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party may be entitled, including closing down establishments for a term of up to 30 days.

The Consumer Protection Law and the Argentine Civil and Commercial Code define consumers or end users as the individuals or legal entities that acquire or use goods or services, free of charge or for a price for their own final use or benefit or that of their family or social group. In addition, both laws extend consumer protections to those who acquire or use goods or services, with or without consideration, for their own final use or that of their family or social group. The protection under the laws afforded to consumers and end users encompasses the entire consumer relationship, from the offering of the product or service, to cover more than just those relationships established by means of a contract.

The Consumer Protection Law defines the suppliers of goods and services as those who produce, import, distribute or commercialize goods or supply services to consumers or users.

The Argentine Civil and Commercial Code defines a consumer agreement as an agreement that is entered into between a consumer or end user and an individual or legal entity that acts professionally or occasionally either with a private or public company that manufactures goods or provides services, for the purpose of acquisition, use or enjoyment of goods or services by consumers or users for private, family or social use.

The Consumer Protection Law establishes joint and several liability of any producer, manufacturer, importer, distributor, supplier, seller and anyone who has placed its trademark on the thing or service for damages caused to consumers derived from a defect or risk inherent in the thing or the provision of a service.

The Consumer Protection Law excludes the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority. However, this law regulates the advertisements that promote the services of such professionals.

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer.

Pursuant to Resolution No. 104/2005 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Treasury, Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercosur’s Common Market Group which requires that those who engage in commerce over the Internet (E-Business) disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

On September 17, 2014, the Argentine Congress enacted a revised Consumer Protection Law through Law No. 26,993. This law, known as “Conflict Resolution in Consumer Relationships System,” provides for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo) (“COPREC”) and the Consumer Relationship Audit, and a number of courts assigned to the resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount claimed may not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Ministry of Labor, Employment and Social Security. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. COPREC is currently in full force and effect. However, the court system (Fuero Judicial Nacional de Consumo) is not in force yet. Therefore, any court claim should be currently filed with the existing applicable courts. A considerable volume of claims filed against us are expected to be settled pursuant to the system referred to above, without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.

Credit Card Law

Law No. 25,065, as amended by Law No. 26,010 and Law No. 26,361, governs certain aspects of the business activity known as “credit card system.” Regulations impose minimum contract contents and approval thereof by the Argentine Ministry of Industry, as well as limitations on chargeable interest by users and commissions charged by the retail stores subject to the system. The Credit Card Law applies both to banking and non-banking cards, such as “Tarjeta Shopping,” issued by Tarshop S.A. Pursuant to Communication “A” 5477 issued by the Central Bank, interest rates charged by non-financial entities may not exceed the interest rate published by the financial system for unsecured loans to individuals, as reported monthly by the Central Bank by more than 25%.

South Africa

The Protection of Personal Information Act

To give effect to the constitutional right to privacy, on August 20, 2013, the National Assembly passed the Protection of Personal Information Bill [B9D of 2009], which is largely based on the European Data Protection Directive, which was replaced by the General Data Protection Regulation in May 2018. The Bill was signed into law by the President on November 19, 2013 and was gazetted as an Act on November 26, 2013.

The majority of the provisions of the Protection of Personal Information Act, No. 4 of 2013, as amended (“POPIA”) (including the Processing Conditions) commenced on July 1, 2020 and responsible parties have had to comply with these provisions since July 1, 2021.

POPIA applies to the automated or non-automated processing of personal information entered into a record in any form (provided that when the recorded personal information is processed by non-automated means, it forms part of a filing system or is intended to form part thereof) by or for a responsible party who or which is domiciled in South Africa, or not domiciled in South Africa, unless the processing relates only to the forwarding of personal information through South Africa.

“Personal information” is widely defined in POPIA and means information relating to an identifiable, living, natural person, and (where applicable) an identifiable, existing juristic person, including the name, race, gender, marital status, address and identifying number of a person, symbol, e-mail address, physical address, telephone number, location information, online identifier or other particular assignment to the person.

POPIA applies to both public and private bodies who process personal information, but excluded from its application is, among other things, the processing of personal information (among other things) that has been de-identified to the extent that it cannot be re-identified again.

POPIA places compliance obligations on “responsible parties”. A responsible party (i.e. a public or private body or any other person which, alone or in conjunction with others, determines the purpose of and means for processing personal information) is, among other things, obliged to comply with the 8 (eight) conditions for lawful processing of personal information set out in Chapter 3 of POPIA.

Additionally, there are a number of South African statutes regulate electronic communications, including the Electronic Communications and Transactions Act, No. 25 of 2002 (“ECTA”), as amended, which apply to a number of aspects of our business. ECTA seeks to give functional equivalence to electronic transactions by ensuring that, generally, such transactions have the same status as physically concluded transactions. ECTA is therefore a law of general application which applies to transactions which are concluded electronically or by way of data messages.

Consumer Protection

The Consumer Protection Act, No. 68 of 2007, as amended (the “CPA”) which came into effect on March 31, 2011, consolidated a previously fragmented legislative regime related to consumer protection.

The CPA, as a general rule, in terms of section 5, applies to: (i) the promotion of goods and services within South Africa; (ii) every transaction for the supply of goods and services occurring within South Africa, unless specifically exempt; (iii) the goods and services themselves after the transaction is completed.

The CPA does not apply to transactions which are specifically exempt, including where a consumer is a juristic person whose asset value or annual turnover, at the time of the transaction, equals or exceeds the threshold (currently ZAR2 million rand) and a transaction which constitutes a credit agreement under the National Credit Act, 34 of 2005 although it will continue to apply to the goods or services supplied in terms of that credit agreement.

Notwithstanding the exclusion listed above, section 5(5) provides that if any goods are supplied within South Africa to a person in terms of a transaction that is exempt from the application of the CPA, those goods and the importer or producer, distributor and retailer of those goods are nonetheless subject to the safety recall and product liability provisions set out in sections 60 and 61, respectively.

Section 60 regulates a product recall. Section 61 applies to unsafe goods, a product failure, defect or hazard in any goods or inadequate instructions or warnings provided to the consumer pertaining to any hazard associated with the use of any goods and all the persons in the supply chain (producer, importer, distributor and retailer) and suppliers of services could potentially face a claim for product liability if the unsafe, hazardous or defective goods caused harm to persons or damage to property.

 The CPA has far-reaching consequences for both consumers and suppliers of goods and services in South Africa. It provides a comprehensive framework for the rights and the duties of consumers and suppliers. Contracts between consumers and suppliers, the manner in which suppliers interact with consumers, including market-related communications, suppliers’ liability, suppliers’ accountability to consumers and the administration of suppliers and practices are all regulated by the CPA. A “consumer”, for the purposes of the CPA, includes a customer to whom goods or services are marketed, a customer who enters into a transaction with a supplier and the user, recipient or beneficiary of the goods or services (irrespective of whether the consumer was a party to the transaction involving the actual supply of the goods or services). The implication of this qualification is that there need not be a contract between the supplier and the consumer of the goods or services in order for the CPA to apply.

The CPA introduced some significant departures from the South African common law. Most notably, section 61 of the CPA, referred to above, does not require fault (i.e., negligence or intent) on the part of a supplier of products to be proven in a claim for loss or harm arising from a faulty product. It also extends the type of loss or damages that may be claimed by a plaintiff beyond what would ordinarily be permitted under the common law, by allowing a plaintiff to institute a claim against not only the supplier who supplied the goods to it, but to other suppliers in the supply chain as well. In addition, this section of the CPA, extends liability to consequential damages (i.e., economic loss). Thus, a consumer may be able to claim indirect damages suffered, such as medical expenses, loss of income and/or loss of profits.

Although the CPA imposes liability on all suppliers in the supply chain irrespective of their fault, the liability imposed is not absolute. A consumer must still prove the other elements necessary to sustain a claim against a supplier in terms of the common law, such as causation (i.e. whether the failure of the product caused the loss allegedly suffered) and loss suffered.

Section 61 also provides for a number of defenses which, if proved by a supplier, will exonerate or limit the liability of the supplier.

In addition, the CPA provides consumers with a number of remedies. If a consumer has a complaint against a supplier, they can take that complaint to the National Consumer Commission, and, in certain instances, the National Consumer Tribunal or a Court.

Artificial Intelligence Regulation

AI is currently largely unregulated in South Africa and has not yet formalized any policy documents or presented bills to parliament for the regulation thereof. In April 2019, the President appointed members to the Presidential Commission on the Fourth Industrial Revolution (“PC4IR”), which will assist the government in taking advantage of the opportunities presented by the digital industrial revolution. In addition, the Artificial Intelligence Institute of South Africa was launched by the Department of Communication and Digital Technologies on November 30, 2022 based on the vision set out by the PC4IR. Regulatory development regarding AI will in due course follow, but socio-economic factors, including inequality and unemployment, with job losses due to AI, are a concern. Existing laws may impact AI. For example, the Copyright Act, 1978 provides for a class of computer-generated works, but, insofar as AI creations do not have human authors, there is uncertainty as to who the author of the work would be and whether it can be said that the work itself is original. In July 2021, a patent was awarded by South Africa’s patent office, the South African Companies and Intellectual Property Commission, to an invention generated by AI and it was likely the first country in the world to do so. Where AI inventions process personal information in South Africa, it would also trigger the application of the Protection of Personal Information Act, 2013.

C. Organizational Structure

As a result of the Formation Transaction, the Company is the holding company of the RedCloud Group, which includes RedCloud Technologies Limited as the direct wholly-owned operating subsidiary. Our corporate structure is as follows:

D. Property, Plants and Equipment

We do not have any material tangible fixed assets. We do not own any real estate. Our corporate headquarters is located in London, England, at 50 Liverpool Street, London, EC2M 7PY, where we have a license to occupy an office suite and meeting rooms of approximately 800 square feet. The current term of our license expires on July 31, 2025. Our corporate headquarters is an administrative hub. We also have a global license with WeWork to occupy space in each country in which we have individuals providing services to the Company, including London, South Africa and Argentina. In the other jurisdictions in which we operate, we do not have any agreements for offices in place and we utilize space on an ad hoc basis when we need space.

We believe our existing facility arrangements are sufficient for our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space in each country, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and notes to those statements included elsewhere in this annual report. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” in Section D under Item 3 of this annual report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

RedCloud offers an AI-powered Open Commerce Platform for B2B trade. We connect FMCG brands and distributors (the sellers) with retailers (the buyers) on a single platform, providing AI-powered insights, data, and marketing reach to help these stakeholders make better selling and buying decisions.

The AI-powered platform is designed to solve supply chain inefficiencies and counteract counterfeit goods. Full commercialization of the Platform commenced in the second quarter of 2022. Our Platform has a large and diverse group of brands and distributors offering goods in a wide range of FMCG categories. Current markets of operation are Nigeria, South Africa, Argentina, and Brazil. We conducted a pilot program of our Platform services in Peru as well but received minimal revenue and are winding down the program. These initial markets were selected due to highly fragmented B2B supply chains and favorable demographics. Based on the existing infrastructure from partnerships and relationships with payment providers, who operate in 35 countries, we believe we can more easily initiate operations in those countries.

Being a platform business, we view our business model as being more efficient with regards to the deployment of capital. Specifically, we do not engage in direct sales or compete with our sellers in any way. We do not handle or hold inventory, have no warehouses or fulfillment centers, and do not own or operate delivery vehicles. Instead, we host a platform service for FMCG brands, distributors and retailers, creating efficiencies and growth of B2B trade flows, and take a commission on these trades.

Since we commenced operations in the second quarter of 2022, our business has grown substantially. As our Platform scales, we believe an increased numbers of brands and distributors on the Platform will attract more retailers onto the Platform (due to the increasing value proposition of choice, convenience and cost), more retailers in turn bring more brands and distributors to the Platform.

We generate our revenue by applying a transaction based revenue to the TTV (as defined below). The transaction based revenue we apply is different for our distributors in different jurisdictions and ranges from 1% to 5% of the TTV. For the fiscal year ended December 31, 2024, the blended transaction based revenue equated to 1.9% of the TTV. The transaction based revenue is paid solely by the distributors. The retailers on the Platform do not pay us any fees on transactions. “TTV” means the total value of goods sold in a transaction on our Platform.

Key Performance Indicators

Distributors & Brands Count

We believe the success of the Platform is driven by the breadth and quality of the products offered on the Platform, which depends largely on the number of quality and trustworthy distributors we can attract to make sales on the Platform. To accomplish this goal, our sales acquisition team seeks distributors and brands that sell fast-moving high-demand product categories. As of December 31, 2024, we had 701 active distributors, which we define as distributors that have made sales on the Platform in the previous 3 months, up 170% from 260 distributors we had on December 31, 2023, and 59 brands, up 269% from 16 brands we had on December 31, 2023. We expect these numbers to continue to increase as we expand our Platform in our key markets.

Retailers Count

We believe our success is also a function of the number of active retailers, which we define as retailers that have made purchases on the Platform in the previous 3 months, and the amount that they spend on products on the Platform. We attract new distributors by illustrating to them the large number of potential new retailers our Platform offers them because our revenue is generated from the transaction based revenue we charge distributors. As of December 31, 2024, we had 33,786 active retailers, which we define as retailers that have sales recorded on the Platform in the previous 3 months, up by 10% from 30,827 retailers we had as of December 31, 2023. We also expect this number to continue to increase as we expand our Platform in our key markets.

Stock Keeping Unit (“SKU”) Count

Our Platform allows our distributors to list their products to encourage range sales and give our retailers maximum choice. We believe a key driver of our success is our ability to provide our retailers with choices, both in the number and variety of distributors, and availability of a wide array of products and brands such as canned products, powdered milk, biscuits, cooking oil, juices, pastas, and noodles. Specifically, among other brands, we sell major brands such as Diageo (alcoholic beverages), Dano (dairy), Yale & Pure Bliss (biscuits), Golden Penny and Grand (cooking oil) & Chivita (juices). In some cases, we have also integrated with the ERPs (Enterprise Resource Planning systems) of our distributors and brands to replicate their product database into our master.

As of December 31, 2024, there were 184,713 SKUs available on our Platform. Of the over 180,000 SKUs that were available, 30,686 SKUs were traded on the Platform in the twelve months ended December 31, 2024, up 134% from 13,091 SKUs traded on the Platform in the twelve months ended December 31, 2023. These 30,686 traded SKUs were from 6,765 different brands. We believe that the number of SKUs available will continue to increase and expect that to correlate to an increase in the number of SKUs traded on the Platform. We also intend to be more proactive going forward as to flagging and managing dormant products and categories and removing them from our Platform to enhance our customer experience. Dormant products and categories have not had a material impact on our results of operations.

Total Transaction Value (“TTV”)

We define TTV as the total value of goods sold in a transaction on our Platform. Our aggregate TTV increased from $1,170,120,811 in the twelve months ended December 31, 2023 to $2,470,223,763 in the twelve months ended December 31, 2024. We believe the increase can be attributed to the rapid increase in the number of products offered on the Platform during 2024, the introduction of a tier-based model of marketing promotions and increasing trust in the Platform with repeat usage.

Average Transaction Value

Accompanying the increased number of brands, distributors and retailers on our Platform was an increase in the Average Transaction Value (as defined below) per order, which increased from $4,332 in the twelve months ended December 31, 2023 to $6,182 in the twelve months ended December 31, 2024. We believe the increase can be attributed to the rapid increase in the number of products we offer on the Platform, a tier-based model of marketing promotions, and increasing trust in the Platform with repeat usage. “Average Transaction Value” means the average value of the costs of goods sold in each transaction on the Platform.

Number of Orders

Orders placed on our Platform go through a cycle of pending to completed with options for the distributor to fulfil, partially fulfil, or cancel an order based on factors such as inventory availability. We only apply our transaction based revenue to orders that are delivered and accepted by retailers, which is when we consider the order completed. Since we are a business that solely connects B2B retailers and distributors, we do not play any role in the delivery and acceptance process. In the scenario that there is a return on an order, it is managed between the distributor and the retailer directly, with RedCloud processing any invoice adjustment as required. The fulfilment rate (order placed, shipped, invoice, completed) on orders on the Platform was 99% in 2024.

Orders on our Platform increased significantly in the twelve months ended December 31, 2024. Specifically, the number of orders completed was 399,710 in the twelve months ended December 31, 2024, up over 48% compared to 270,160 in the twelve months ended December 31, 2023.

Results of Operations

Comparison of twelve months ended December 31, 2024 versus December 31, 2023

Comparison of twelve months ended December 31, 2024 (unaudited) to twelve months ended December 31, 2023 (unaudited) in dollar terms and as a percentage of total revenue for each period.

	12/31/2024		12/31/2023		12/31/2024 vs 12/31/2023
Revenue	$46,499,285	100%	19,807,466	100%	26,691,819	100%

Operating expenses:
General and administrative	3,922,348	8%	953,437	5%	2,968,911	11%
Salaries, benefits, contractor costs	19,256,255	41%	14,319,704	72%	4,936,551	18%
Marketing and commissions	52,918,949	114%	24,810,603	125%	28,108,346	105%
Travel	1,930,599	4%	1,361,696	7%	568,903	2%
Professional fees	2,112,047	5%	809,974	4%	1,302,073	5%
Product and technology development	3,126,087	7%	1,950,119	10%	1,175,968	4%
Depreciation and amortization	1,881,323	4%	1,247,813	6%	633,510	2%
Total operating expenses	85,147,608	183%	45,453,346	229%	39,694,262	149%
Net loss from operations	(38,648,323)	-83%	(25,645,880)	-129%	(13,002,443)	-49%

Other (expense) income:
Interest expense	3,120,054	7%	1,452,458	7%	1,667,596	6%
Loss on Debt Extinguishment	4,377,051	9%	-	-	4,377,051	16%
Loss from change in fair-value of convertible shareholder loans	5,951,087	13%	4,646,994	23%	1,304,093	5%
Foreign currency (loss) gain	470,219	1%	1,042,747	5%	(572,528)	-2%
Net loss before income taxes	(52,566,734)	-113%	(32,788,079)	-166%	(19,778,655)	-74%

Income tax benefit	1,851,038	4%	402,184	2%	1,448,854	5%
Net loss	(50,715,696)	-109%	(32,385,895)	-164%	(18,329,801)	-69%

Revenue

Revenue for the twelve months ended December 31, 2024 was $46,499,285, a $26,691,819 or 134.8% increase from $19,807,466 for the twelve months ended December 31, 2023. The increase was due to the continued growth in Nigeria, South Africa, Argentina and Brazil. As of December 31, 2024, Nigeria accounted for 49% of our revenue, South Africa accounted for 9% of our revenue, Argentina accounted for 40% of our revenue and Brazil and Peru accounted for 1% of our revenue. We previously conducted a pilot program of our Platform services in Peru and are in the process of winding down the program. Once the program is completed, we will cease all operations in Peru. The substantial percentage of revenue from Nigeria was due to the fact that it was our initial launch market in early 2022. Nigeria participation decrease is attributable to an increase in the percentage of revenue from South Africa and Argentina based on an acceleration in revenue we saw in these markets over the course of 2024.

Our revenue for the twelve months ended December 31, 2024 was generated from an aggregate TTV on our Platform of $2,470,223,763 (versus $1,170,120,811 for the twelve months ended December 31, 2023) with an average transaction based revenue of approximately 1.9% in the twelve months ended December 31, 2024 (versus an average transaction based revenue of approximately 1.7% in for the twelve months ended December 31, 2023). The change in aggregate TTV and transaction based revenue relates to the upward trend in our aggregate TTV and transaction based revenue seen in 2024 and will continue in 2025 due to our anticipated consistent sales in our key markets. The average transaction based revenue for the twelve months ended December 31, 2024 in our four main markets are: Nigeria 1.5%, South Africa 1.5%, Argentina 3.0% and Brazil 1.6%. We also believe that as we add retailers, we will be able to charge a higher transaction based revenue because we will be able to show them that they have more opportunities to sell.

Operating Expenses

Operating expenses for the twelve months ended December 31, 2024 was $85,147,608, a $39,694,262 or 87.3% increase from $45,453,346 for the twelve months ended December 31, 2023. The increase was primarily due to the expansion of the business and included, but not limited to the following:

●	General and administrative expenses for the twelve months ended December 31, 2024 was $3,922,348, a $2,968,911 or 311.4% increase from $953,437 for the twelve months ended December 31, 2023.

●	Salaries, benefits, contractor costs for the twelve months ended December 31, 2024 was $19,256,255, a $4,936,551 or 34.5% increase from $14,319,704 for the twelve months ended December 31, 2023. The increase was due to the increase in the number of employees, contractors and field officers from end of Jun 2023 to June 2024. Most of the increase in personnel related to hiring field officers to introduce our Platform to distributors and retailers to expedite our expansion in Nigeria, South Africa, Argentina and Brazil as well as the continued build out of HQ in the UK.

●	Marketing and commissions expenses for the twelve months ended December 31, 2024 was $52,918,949, a $28,108,346 or 113.3% increase from $24,810,603 for the twelve months ended December 31, 2023. The increase was due to an increase in our point of check-out vouchers for retailers in line with our revenue growth, made up 98% of this expense in 2024, the remainder being Google and Facebook campaigns, and promo material. Our voucher-based marketing strategy has been designed around inducing repeat purchasing behavior. RedCloud’s marketing efforts allows us to create vouchers for our retailers that meet certain conditions of purchase. Retailers use our Platform for its value proposition of cost, convenience and choice, therefore vouchers are not made available for their first purchase, but for subsequent orders. As per our growth strategy, marketing expenses in absolute terms have increased as the business has grown, and we expect to continue with this approach.

●	Travel expenses for the twelve months ended December 31, 2024 was $1,930,598, a $568,902 or 41.8% increase from $1,361,696 for the twelve months ended December 31, 2023. The Company continued to incur significant travel costs due to travel demands on growing our business and as a result of the IPO in the United States during the course of the year ended December 31, 2024.

●	Professional fees for the twelve months ended December 31, 2024 was $2,112,047, a $1,302,073 or 160.8% increase from $809,974 for the twelve months ended December 31, 2023. The increase was mainly attributable to IPO readiness fees, including our accounting, legal, consulting, and an increase in accounting/tax professionals in local jurisdictions to establish entities from a compliance, tax, value added tax perspective, and file financials/tax returns.

●	Platform and technology development expenses for the twelve months ended December 31, 2024 was $3,126,087, a $1,175,968 or 60.3% increase from $1,950,119 for the twelve months ended December 31, 2023. The increase was due to the fact that in the twelve months ended December 31, 2024, our Platform was active in all the markets of operation which led to increased hosting costs, software license fees, and set up costs versus the prior year.

●	Depreciation and amortization for the twelve months ended December 31, 2024 was $1,881,323, a $633,510 or 50.8% increase from $1,247,813 for the twelve months ended December 31, 2023. The increase was due to higher average outstanding balances of capitalized platform development costs and equipment in fixed assets. We expect to continue adding features and functionality to our platform, which constitutes continued capitalization to our intangible assets. Hence, we believe the amortization will continue at similar levels.

●	Interest expense for the twelve months ended December 31, 2024 was $3,120,054, a $1,667,596 or 114.8% increase from $1,452,458 for the twelve months ended December 31, 2023. The increase can be attributed to an overall growth in total debt, $27,375,000 in new loans, at a blended interest rate of 9.25%. All major debt investment prior to 2023 was as a convertible loan note whereby no interest charge is recognized in this section.

●	Loss on Debt Extinguishment for the twelve months ended December 31, 2024 was $4,377,051, a 100% increase from $nil for the twelve months ended December 31, 2023, due to the terms of the restated consolidated loan agreement dated September 2024. In assessing the revised terms under ASC 470-50, it was determined that the present value of the new debt’s future cash flows increased by 12.85% compared to the carrying amount of the original debt, exceeding the 10% threshold that defines an extinguishment. As a result, a loss was recorded in other expenses. This refinancing involved no exchange of services and was classified as a financing transaction, not a compensation arrangement, despite the related-party involvement.

●	Loss from change in fair-value of convertible shareholder loans for the twelve months ended December 31, 2024 was $5,951,087, a $1,304,093 or 28.1% increase from $4,646,994 for the twelve months ended December 31, 2023. This loss includes both the contractual interest on these loans as well as changes in the fair value of the loans as the Company elected to account for the loans at fair value. The loss increased due to existing convertible notes reaching close to maturity.

●	Foreign currency loss for the twelve months ended December 31, 2024 was $470,219, a $572,528 or 54.9% decrease from $1,042,747 for the twelve months ended December 31, 2023. On consolidating group intercompany loans, we had significant losses arising from the revaluation of intercompany loans held in RedCloud Technology UK with subsidiaries in Argentina and Nigeria whose currencies are highly inflationary. The decrease in the loss was due to a reduction of inflation rate in Argentina and Nigeria, reducing the foreign currency revaluation of intercompany loans owed to the parent company from these countries.

Liquidity and Capital Resources

Since our inception, we have incurred losses and negative cash flows from our operations. For the year ended December 31, 2024, we incurred a net loss of $50,715,696 while net cash of $34,679,455 was used in our operating activities. For the year ended December 31, 2023, we incurred a net loss of $32,385,895 while net cash of $22,139,099 was used in our operating activities. As of December 31, 2024, our cash and cash equivalents totaled $832,671.

Through December 31, 2024, we have financed our operations primarily through private investment and debt. These funds have been utilized to build the Platform and expand our business into the current jurisdictions in which we operate. We therefore expect our working capital needs to gradually decrease in the future despite an increase in expected revenue.

On March 24, 2025, we consummated our IPO of 4,444,445 ordinary shares, par value £0.002 per share, at a public offering price of $4.50 per share, generating gross proceeds to the Company of approximately $20 million before deducting underwriting discounts and offering expenses. In connection with the IPO, all outstanding debt was converted into ordinary shares of the Company and there is no longer any outstanding debt on our balance sheets.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments.

Impairment Expense

In occurrence with ASC 360-10-35, the capitalized costs will be evaluated for impairment. Specifically, as significant enhancements and upgrades are built out, management will ensure any prior capitalizable work is not impaired and needs to be written off. So far, management has concluded no impairment exists based on the criteria in the above guidance.

Intangible Assets

Intangible assets consist of software development costs. Intangible assets with definite useful life are amortized over the period of estimated benefit to be generated by those assets and using the straight-line method; their estimated useful life is five years.

Research expenditures are written off on the consolidated statement of operations and are included in the product and technology development account in the year in which it is incurred. Development expenditure is written off in the same way unless the directors are satisfied as to the technical, commercial, and financial viability of individual projects. In this situation, the expenditure is capitalized within intangible assets and amortized over the period during which the Company is expected to benefit, which is considered to be five years. During the twelve months ended December 31, 2024 and 2023, the Company expensed $1,717,575 and $1,199,713, respectively, related to amortization expense on our intangibles.

Income Taxes

The Company recognizes, if any, uncertainty in income taxes by applying the accounting prescribed by U.S. GAAP, for which a more likely than not recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return should be considered. It also provides guidance on derecognition, classification of a liability for unrecognized tax benefits, accounting for interest and penalties, accounting in interim periods and expanded income tax disclosures. The Company classifies interest and penalties, if any, within income tax expense, in the statement of income.

Based on our evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. We believe that the income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to the financial position.

We have incurred taxable losses since inception, and we are not presently subject to any income tax audit in any taxing jurisdiction.

Share-Based Compensation

We account for share-based compensation to employees and directors in accordance with FASB ASC Topic 718, which requires that compensation expense be recognized in the financial statements for share-based awards based on the grant date fair value. For share option awards, the Black-Scholes-Merton option pricing model was used to estimate the fair value of share-based awards. The Black-Scholes-Merton option pricing model incorporates various and highly subjective assumptions, including expected term and share price volatility. The expected term of the share options was estimated at 10 years under ASC-718-10-55-76.

We note that the fair value of share options used in the option pricing model granted in December 2021 was estimated by external advisors (Scalar) using the Black-Scholes-Merton Model and discounted for the lack of marketability of the options.

The share price volatility at the grant date is estimated using historical share prices based upon the expected term of the options granted, using share prices of comparably profiled public companies. The risk-free interest rate assumption is determined using the rates for UK Treasury zero-coupon gilts with maturities similar to those of the expected term of the award being valued.

The following table summarizes our statement of cash flows for the twelve months ended December 31, 2024 and 2023.

(U.S. dollars in thousands except share and per share data)	For the Twelve Months Ended
	December 31,
	2024	2023
Net cash used in operating activities	(34,679)	(22,038)
Net cash used in investing activities	(3,892)	(1,598)
Net cash provided by financing activities	35,050	19,806
Effect of exchange rate changes on cash and cash equivalents	3,767	2,167
Increase (decrease) in cash and cash equivalents	$246	(1,662)

Net Cash Used in Operating Activities

Net cash used in operating activities for the twelve months ended December 31, 2024 was $34,679,455, a $12,641,867 or 57.4% increase from $22,037,588 for the twelve months ended December 31, 2023. This increase in operating cash deficit was due to an increase in net operating loss before working capital items of as the Company continues to incur losses as it establishes and grows its business, as well as increases in cash from working capital which included an increase in receivables of $8,010,944 and an increase in payables of $8,855,967 due to the timing of cash receipts and payments.

Net Cash Used in Investing Activities

Net cash used in investing activities for the twelve months ended December 31, 2024 was $3,891,888, a $2,293,497 or 143.5% increase from $1,598,391 for the twelve months ended December 31, 2023. The increase related to higher volumes of platform product development and related equipment purchases in 2024 compared to 2023.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for twelve months ended December 31, 2024 was $35,049,520, a $15,243,121 or 77.0% increase from $19,606,399 for the twelve months ended December 31, 2023. The increase was due to $27,861,055 higher shareholder financing provided with unsecured loans in 2024 compared to 2023. Additionally, in 2024 we had issued 3,332,305 ordinary shares, whereas no shares were issued in the twelve months ending December 31, 2024.

Macroeconomic Condition and Political Environment

Our current countries of operation are located in Africa and South America. Our results of operations and financial condition are significantly influenced by political and economic developments in these countries and the effect that these factors may have on demand for goods and services.

In the medium to long-term, we believe that there will be a number of positive macroeconomic developments in the regions such as an expanding demand for FMCG products and increasing disposable income.

In response to the recent and potential additional changes to U.S. tariff and import/export regulations, we have accelerated our development and technology investments to protect our revenue from the effects of tariffs on B2B supply chains.

Tariffs increase the cost of imported raw materials and intermediate goods. Large FMCG manufacturers often react by restructuring their supply chains—opting for cheaper alternatives, automating production, or cutting non-essential procurement. Distributors will also forward order higher stock levels. In addition, tariffs add cost pressures throughout the FMCG ecosystem. Margin compression from raw material costs increases, as well as delayed payments between suppliers, has forced us to accelerate third party services providers onto the Platform to enable faster trading.

Tariffs have also imposed market access challenges. In some cases, tariffs lead larger FMCG companies to scale back operations in certain geographies or reduce the scope of their product lines. When this happens, local producers who rely on these companies for distribution or visibility lose access to markets they cannot reach on their own.

Critical Accounting Estimates

An accounting estimate is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and requires significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated and combined financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Our critical accounting estimates are:

Allowance for credit losses

Accounts receivables are recognized initially at fair value and subsequently measured at amortized cost, less any provisions. Provisions are estimated using the allowance for current expected credit losses (“CECL”) where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date. Estimates of expected credit losses consider the Company’s collection history by country and customer, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. The Company utilizes a provision matrix by country to estimate lifetime CECL’s for accounts receivables, supplemented by specific allowance based on customer-specific data.

Useful life of Intangible assets

Intangible assets consist of software development costs, which are valued at historical cost. Intangible assets with definite useful life are amortized over the period of estimated benefit to be generated by those assets and using the straight-line method; their estimated useful life is five years.

Impairment of long-lived assets

The Company reviews long-lived assets for impairments whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The impairment evaluation is performed at the lowest level of identifiable cash flows independent of other assets. The recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If such asset is considered to be impaired on this basis, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of such asset.

Share-based payments

Share-based compensation to employees, contractors and the Company’s Board are measured at the fair value of the instruments issued and amortized over the vesting periods. Share based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The Company operates an employee stock option plan. The corresponding amount is recorded to the additional paid-in capital caption within shareholders’ deficit, and the expense to the consolidated statements of operations and consolidated statements of comprehensive loss caption General and Administrative over the vesting period. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions.

Convertible Shareholder Loans at Fair Value

The Company elected to record the following convertible shareholder loans at fair value from their respective inception dates for the life of the loans. The loans are convertible into the most senior class of shares in issue due to an exit event, such as a Company initial public offering or sale of the Company, at a 35% discount to the exit event share price. The fair value of these convertible shareholder loans are classified as Level 2 in the fair value hierarchy. The primary input to the valuation model includes observable market interest rates from companies with similar estimated credit ratings, and observable interest rates on the Company’s borrowings. The valuation assumptions include a discount rate of 10% and conversion date of August 31, 2024.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of Sarbanes Oxley, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in certain of our reports and provide an annual management report on the effectiveness of controls over financial reporting. We will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “Status as an Emerging Growth Company.”

Off Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information about our directors and our senior management. Our senior management consists of our chief executive officer and those current executive officers who have responsibility for a major segment of our business (“Senior Management”).

Name	Age	Position(s)
Justin Floyd	59	Chief Executive Officer and Director
Soumaya Hamzaoui	41	Chief Operating Officer and Director
Sukhvinder Gill	53	Chief Investment Officer
Neil Woodman	51	Executive Vice President of Finance (Principal Financial Officer)
Hans Rudolf Kunz	70	Chairperson of the Board
Dr. Nikolaus Senn	65	Director
David Chung-Hua Bolocan	60	Director
Prem Parameswaran	56	Director
Maria Magdalena Gonzalez	47	Director

Senior Management

Justin Floyd, Chief Executive Officer and Director

Mr. Floyd currently serves as the Chief Executive Officer and a director of RedCloud Technologies Limited, positions he has held since our inception. Mr. Floyd serves as the Chief Executive Officer and a director of the Company. A co-founder of RedCloud Technologies Limited, Mr. Floyd brings decades of experience in founding and investing in pioneering technology companies and the global supply chain. In addition to his service with RedCloud Technologies Limited, since September 2023, Mr. Floyd has served as a non-Executive Chairman of the board of Ocpus, a France-based social selling platform specifically designed for direct sales companies. Mr. Floyd was also appointed to the board of the AI Trust Foundation, a non-profit organization based in Washington, D.C., in June 2024. Prior to this, from January 2013 to July 2017, he co-founded CMR Surgical, a platform for surgical robots, where he helped create the original design of the business. Mr. Floyd also co-founded and ran Vecta, a cloud intelligence company that primarily operated in the UK, the Middle East, and EMEA until it was acquired by Kerridge Commercial Systems, and he co-founded CCL Group, one of the first transatlantic fintech companies, which saw immense successes in trading volumes under his guidance.

Soumaya Hamzaoui, Chief Operating Officer and Director

Ms. Hamzaoui, a co-founder of RedCloud Technologies Limited, has been a director of RedCloud Technologies Limited since April 2020, and the Chief Operating Officer since January 2021. Ms. Hamzaoui serves as the Chief Operating Officer and a director of the Company. From February 2014 to December 2020, she served as our Chief Product Officer. Prior to her time with RedCloud Technologies Limited, Ms. Hamzaoui was a Senior Project Manager at Altran (now Capgemini), a French multinational information technology services and consulting company, from June 2008 through October 2012. Ms. Hamzaoui’s dynamic work portfolio also includes working on the development of Orange Money, a mobile money service, in Africa and supporting industries such as banking, transport and telecommunication in their transformation advance toward new technologies. Ms. Hamzaoui received an engineer’s degree in business engineering from Télécom SudParis, and she holds a master’s degree in electrical and electronics engineering from the Abou Bekr Belkaid University in Algeria.

Sukhvinder Gill, Chief Investment Officer

Mr. Sukhvinder Gill has been the Chief Investment Officer at RedCloud Technologies Limited since September 2023. He initially joined the Company as Senior Vice President in November 2022. Mr. Gill brings to the Company over 30 years of experience in financial markets and investing, and leading complex transactions. Prior to joining the Company, Mr. Gill served in a venture capitalist role as Vice President of Investing at SoftBank Group Corp., a Japanese multinational investment holding company, from 2019 to 2022. While there, he was tasked with sourcing, conducting diligence for, and executing investments into late-stage growth private companies. During his time at SoftBank, Mr. Gill worked on several deals including those involving Jobandtalent, Jellysmack, OurCrowd, Better, and Primary Bid. His role also included working with portfolio companies on their growth strategies. Before his tenure at SoftBank, Mr. Gill worked as a trader in exchange-traded derivatives and the OTC markets. Earlier in his career, he held positions at various investment banks, including J.P. Morgan Chase and DBS Bank Singapore. He then served as Managing Director at the proprietary trading firm TransMarket Group, focusing on developing trading algorithms. Subsequently, he managed his own family office. Mr. Gill received his Bachelor of Science degree (Honours) in business management from King’s College London in 1994.

Neil Woodman, Executive Vice President of Finance (Principal Financial Officer)

Mr. Woodman has been the Executive Vice President of Finance of RedCloud Technologies Limited since August 2023. Mr. Woodman serves as the Executive Vice President of Finance of the Company. Mr. Woodman has over 28 years of experience in the Software, SaaS, and E-Commerce industries with versatile experience in the areas of strategic Financial Planning and Analysis business partnering, technical accounting and venture capital fundraising. Prior to his time at RedCloud Technologies Limited, Mr. Woodman acted as the interim Chief Financial Officer at Accredit Solutions, a technology company that focuses on intelligent accreditation software, from January through July 2023. From September to December 2022, Mr. Woodman worked as the Financial Planning and Analysis, and Finance Director of Infogrid, an AI-powered platform that works towards making buildings healthy, efficient, and sustainable. From June to August 2022, he acted as the Interim Finance Director for Freshworks, Inc., a cloud-based SaaS that provides cloud-based tools for customer relationship management, IT service management, and e-commerce marketing. While there, he managed all aspects of financial control for Europe, the Middle East, and Africa. From May 2019 through April 2022, Mr. Woodman acted as the International Finance Director of Automation Anywhere Inc., a global software company that develops robotic process automation software. Prior to this, Mr. Woodman managed the International Finance function of Deltek, Inc., a SaaS enterprise resource planning (ERP) platform, from 2013 to 2019. While there, he managed all aspects of finance for 18 entities across the EMEA and APAC regions. Mr. Woodman also previously managed the international financial functions at Verint Systems Inc., a company that uses AI to help organizations improve customer experience automation, from 2009 to 2013 and Aspect software from 1998 to 2009. Mr. Woodman received a degree in Cost & Management Accounting form the University of the Witwatersrand in Johannesburg, South Africa.

Non-Executive Directors

Hans Rudolf Kunz, Chairperson of the Board

Mr. Kunz co-founded RedCloud Technologies Limited and has served as the Chairperson of RedCloud Technologies Limited’s board of directors since May 2014. Mr. Kunz is the Chairperson of the Board of the Company. Prior to this, he spent over twenty-two years at Bear Stearns & Co. Inc., and Bear Stearns International; the international arm of Bear Stearns, a global investment bank and securities trading firm that was one of the largest in the United States. While there, Mr. Kunz served as a Senior Managing Director at Bear Stearns & Co. Inc., New York, and a director of and member of the Executive Committee at Bear Stearns International Limited, London. In addition to being a member of various boards of Bear Stearns, Mr. Kunz’ direct responsibilities included co-heading the international equities department and running the European branches (banks and financial companies) of Bear Stearns International Limited. In addition to sitting on our Board, Mr. Kunz has been a member of the board of directors of Manorbois SA Casablanca, a Moroccan company that specializes in the import and distribution of sawing wood and panel, and insulation materials, since October 2017. Prior to this, he was the chairman and director of Advantis Insurance Consulting AG, Zurich, a provider of insurance, pension, and financial advice, including risk management, consulting, and insurance brokerages. Mr. Kunz has held Series 3, 7, 8, 15, and 21 certifications from the SEC and certifications 1, 3, 8, 10, 11, 21, 26, 27, and 30 from the FSA, and holds a banking degree from the Business School of Basel (KV) in Basel, Switzerland.

Dr. Nikolaus Senn, Director

Dr. Senn has been a member of the board of directors of RedCloud Technologies Limited since December 2017. Dr. Senn has been a director of the Company since our IPO. He brings over thirty years of experience in investment banking and asset management to the Company. From 2003 to 2011, Dr. Senn was a partner at NewSmith Capital LLP, an independent investment management and advisory partnership, and he was portfolio manager and Chief Executive Officer of the Credit Fund at NewSmith Asset Management LLP. Dr. Senn was also previously Managing Director and responsible for large trading operations in derivatives, fixed income, credit and currency markets at UBS London, Dresdner Kleinwort Benson and WestLB AG. He started his career in fixed income derivatives trading at UBS Zurich. Dr. Senn has been the Chief Executive Officer and chairman of the board of Heimberg Hotel A.G., a hotel in Switzerland, and Heimberg Immosen A.G, a Swiss business engaged in the acquisition, holding, management, and sale of real estate. since 2013. In this role, he runs an alpine resort hotel as well as a real estate company. Dr. Senn has also been the president of a golf club in Switzerland named Golfclub Lenzerheide, since 2015. Dr. Senn holds a master’s degree in law from Zurich University and a Ph.D. in banking law from Fribourg University.

David Chung-Hua Bolocan, Director

David Chung-Hua Bolocan has been a director of the Company since our IPO. From 1994 to 2000, he served as Senior Engagement Manager in Mitchell Madison Group, a consulting company. From 2001 to 2006, he served as Executive Vice President - Head of Corporate Initiatives Group and CMO of specialized lending in Bank of America’s card division. From 2007 to 2018, he served as senior executive and Head of Consumer and Wealth deposits at Truist, and Head of Retail Banking Services at Verisk Analytics. From August 2018 to June 2021, he served as Business Line CEO for Retail Bank Deposits and Payments Business in BBVA Compass (now part of PNC). From June 2021 to March 2022, he served as head of deposit and payments for LendingClub, a fintech company. Since June 2022, he has served as a Senior Director at Western Alliance Bank. Mr. Bolocan also served as an independent director for Cellular Biomedicine Group, Inc., a Nasdaq listed company, from 2012 to 2016, and UTime Limited, a Nasdaq listed company, from April 2019 to May 2023. Mr. Bolocan received an M.S./M.B.A. from the MIT Sloan School of Management and a B.A. from Harvard University in Computer Science and Economics.

Prem Parameswaran, Director

Prem Parameswaran has been a director of the Company since our IPO. Mr. Parameswaran has served as Triller Group Inc.’s (“Triller”) President and Chief Financial Officer since February 2023, and previously served as Triller’s President of Corporate Finance and Investor Relations from May 2022 to February 2023. Mr. Parameswaran has been in Media, Entertainment & Technology finance for over 30 years as both an investment banker as well as President and Chief Financial Officer of Eros International Plc. Prior to joining Triller, Mr. Parameswaran served as Group Chief Financial Officer and President of North America of Eros International Plc from June 2015 to May 2022. Before joining Eros International, Mr. Parameswaran served as Global Head of Media & Telecommunications Investment Banking at Jefferies LLC from October 2012 to May 2015. Prior to that, Mr. Parameswaran was a Managing Director, Americas Head for the Global Telecommunications and Media Group in the Investment Banking Division at Deutsche Bank from June 2003 to October 2012 and had prior roles at Goldman Sachs and Salomon Brothers. Mr. Parameswaran was nominated in 2019 and subsequently sworn into a United States President’s Presidential Advisory Commission for Asian Americans and Pacific Islanders, where he was the only Indian American appointed to the committee. Mr. Parameswaran received a B.A. from Columbia University and an M.B.A. from Columbia Business School.

Maria Magdalena Gonzalez, Director

Maria Magdalena Gonzalez has been a director of the Company since our IPO. Ms. Gonzalez has over twenty years of experience in financial reporting and accounting. Since March 2013, Ms. Gonzalez has been at Monex Europe Holdings Ltd. (“Monex”), a foreign exchange service advisory company, where she served as Monex’ finance director until 2019 and has served as the chief financial officer for the United Kingdom/Canada, USA, Spain and the Netherlands since 2019. Her primary responsibilities at Monex are overseeing the company’s finance, human resources, legal and operational functions. Ms. Gonzalez also leads Monex’ expansions into different markets in Europe, North America and Asia. Prior to her time at Monex, Ms. Gonzalez was the head of investor relations and head of finance for Banco Monex in Mexico. Prior to her time at Banco Monex, Ms. Gonzalez was an external auditor at Deloitte. Ms. Gonzalez received a bachelor’s degree in accounting and finance from Escuela Bancaria y Commercial, a master’s in business from IPADE Business School, a master’s in business and management from the London Business School and a master’s in technology management from MIT.

Compensation of Executive Officers and Directors

The aggregate compensation, including share-based compensation, paid by the Company to our executive officers for the year ended December 31, 2024 was approximately $1,260,075. We did not pay any compensation to members of our Board for board services. These aggregate amounts include compensation paid, bonuses paid for the year, amounts received under the incentive plans described below under “Equity Incentive Plans,” contributions to pensions and other retirement benefits.

As of December 31, 2024, options to purchase 347,375 ordinary shares granted to our executive officers and directors were outstanding under our Equity Incentive Plans at a weighted average exercise price of £2.00 per share. Each option will expire ten years from the date of the grant thereof.

As of December 31, 2024, options to purchase 1,110,750 ordinary shares granted to our executive officers and directors were outstanding under our Equity Incentive Plans at a weighted average exercise price of $0.002 Each option will expire ten years from the date of the grant thereof.

We intend to pay each of our non-executive directors an annual retainer of $55,000, with an additional annual payment for service on board committees as follows: $10,000 for each member of the Audit Committee ($20,000 for the Chairperson of the Audit Committee), $7,500 for each member of the Compensation Committee ($15,000 for the Chairperson of the Compensation Committee) and $5,000 for each member of the Nominating and Corporate Governance Committee ($10,000 for the Chairperson of the Nominating and Corporate Governance Committee). The Chairperson of the Board will be paid an additional annual retainer of $75,000. In addition, each non-executive director will be granted options to acquire $95,000 worth of ordinary shares, all of which will vest immediately at an exercise price equal to the initial public offering price, subject to such director’s continued service through such date. Additionally, for extraordinary services to be provided to the Company related to its transition to a public company in the United States, we intend to issue to Prem Parameswaran 100,000 ordinary shares. Of those shares, 20,000 shall be issued to Mr. Parameswaran shortly after the closing of this offering and an additional 80,000 shall be issued to Mr. Parameswaran on the six-month anniversary of March 24, 2025.

Employment and Service Agreements and Non-Executive Director Offer Letters

We entered into the following employment and service agreements with certain of our named executive officers and enter into offer letters with our non-executive directors. The material terms of each of those arrangements are summarized below. The summaries are not complete description of all provisions of the arrangements and are qualified in their entirety by reference to the written arrangements, each filed as an exhibit to the registration statement.

Employment Agreement with Justin Floyd

The Company entered into an executive employment agreement with Justin Floyd (the “Floyd Agreement”), pursuant to which Mr. Floyd will serve as the Company’s Chief Executive Officer, reporting to the Company’s Board. The Floyd Agreement will remain in effect indefinitely until terminated by either party. The Floyd Agreement provides for (A) a $500,000 annual base salary paid in accordance with our normal payroll practices and which may be increased in the discretion of our Board, but not reduced, (B) a relocation payment of $200,000, (C) a target annual bonus equal to 100% of base salary, with the actual amount of such bonus determined in the discretion of our Board, based on the achievement of individual and/or company performance goals determined by our Board or a subcommittee thereof and payable on the date annual bonuses are paid to our other senior executives, but in no event later than March 15th of the calendar year following the calendar year in which such bonus was earned, (D) a target annual equity compensation award equal to at least $4,000,000, each of which will be subject to a four-year vesting period and such other terms and conditions as determined by our Board or a subcommittee thereof, and (F) eligibility to participate in customary health, welfare, and fringe benefit plans we provide to our employees, but if we don’t offer customary health, welfare, and fringe benefit plans in New York, NY, the Company will reimburse Mr. Floyd (and Mr. Floyd’s spouse and/or eligible dependents) full monthly cost of market-standard health and welfare benefits.

The Floyd Agreement also provides that in connection with the Company’s IPO, the Company will recommend to the Board that it make a one-time equity grant to Mr. Floyd with a value of $3,000,000, and which will be subject to a four-year vesting period, with such other terms and conditions of the grant set forth in a separate grant agreement between the Company and Mr. Floyd.

The Floyd Agreement includes certain restrictive covenants, which include non-solicitation and non-competition covenants during the term of the Floyd Agreement and for the 12 months following.

The foregoing description of the Floyd Agreement is not complete and is qualified in its entirety by reference to the full text of the Floyd Agreement, which is filed as exhibit 10.1 to the IPO registration statement.

Service Agreements with Soumaya Hamzaoui and Neil Woodman

These individuals have each entered into new service agreements (employment agreements issued to senior employees and/or directors in the United Kingdom). The agreements are all in substantially the same form. Each service agreement includes specific duties, including those that are applicable and relevant to SEC/NASDAQ listed companies. Each service agreement also includes appropriate provisions regarding confidential information, intellectual property, termination with/without cause and notice of termination. The individuals are all entitled to participate in the Company’s private healthcare and life assurance schemes. Notice periods to be given by either party differ slightly and these represent the individuals’ roles and the realistic time it would take to find an adequate replacement should they terminate their employment, or it be terminated by the Company. Additionally, whilst each individual is, or will be, subject to non-compete, non-solicitation, non-dealing and non-poaching restrictions (PTRs), the duration of such covenants differs slightly dependent on the potential risk posed by the relevant individual’s exit. This accords with the approach to use of PTRs in the UK, with PTRs that go beyond what is reasonable to adequately protect business interests being unenforceable. The aggregate cash compensation payable by the Company pursuant to the service agreements for the year ended December 31, 2025 will be approximately $1,140,000. The service agreements will also entitle the individuals to receive an annual cash bonus based on a certain percentage of their salaries at the compensation committee’s discretion.

Additionally, each of the service agreements will entitle the individuals to receive a one-time option grant upon a successful IPO and an annual option grant. Specifically, for the one-time option grant upon a successful IPO, such individuals will receive an aggregate of $2,610,000 worth of options, which will vest ¼ annually for four years, have an exercise price equal to the IPO price per share and expire five years from the issuance date. The annual option grant will be determined annually and at the compensation committee’s discretion.

Non-Executive Director Offer Letters

Hans Rudolf Kunz, Nikolaus Beat Senn, David Chung-Hua Bolocan, Prem Parameswaran and Maria Magdalena Gonzalez are Non-Executive Directors (each, an “NED”, collectively, the “NEDs”) of the Company. The NEDs entered into offer letters that are based on UK appointments, with appropriate modification to include the relevant SEC and Nasdaq reporting provisions and any particular SEC/Nasdaq rules that apply. Each NED has been appointed for an initial 12-month period, and the appointment may for reasons other than cause (with examples for cause being set out in the agreement) be terminated on either party serving the other with one month’s written notice. The appointment letters detail the specific and detailed duties, time commitments and compensation for their services. The offer letters also include appropriate protections for the Company in relation to confidential information and outside interests.

Incentive Executive Compensation Clawback Policy

The compensation committee adopted the Executive Compensation Clawback Policy (the “Recovery Policy”), which adheres to the listing standards of Nasdaq and the rules of the SEC. The Recovery Policy will require the compensation committee to recoup certain cash and equity incentive compensation paid to or deferred by certain executives in the event the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the federal securities laws. Under the Recovery Policy, the compensation committee will require recoupment if it determines that incentive-based compensation received by an executive exceeds the amount of incentive-based compensation that otherwise would have been received, had it been calculated based on the restated amounts.

Corporate Governance Practices

As a foreign private issuer whose shares are listed on Nasdaq, we have the option to follow certain UK corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the following requirements:

●	We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Amended and Restated Articles of Association and the Companies Act 2006 (the “Companies Act”) provide alternative quorum requirements that are generally applicable to meetings of shareholders.

●	We do not intend to follow Nasdaq Rule 5635(c) regarding shareholder approval requirements for the issuance of securities in connection with a share option or purchase plan that is established or materially amended or other equity compensation arrangement is made or materially amended. Pursuant to the Companies Act, we cannot allot shares or grant rights to subscribe for or to convert any security into shares in the Company without an ordinary resolution of the shareholders.

●	We do not intend to follow Nasdaq Rule 5635(d) regarding shareholder approval requirements for the issuance of more than 20% of the outstanding ordinary shares of the issuer. Pursuant to the Companies Act, we cannot allot shares or grant rights to subscribe for or to convert any security into shares in the Company without an ordinary resolution of the shareholders.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers.

We expect to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the rules and regulations adopted by the SEC and other existing rules. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Number and Terms of Office of Officers and Directors

Our Board consists of seven (7) members. Our directors will be appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our Amended and Restated Articles of Association.

Pursuant to our Amended and Restated Articles of Association, the Company may by ordinary resolution appoint a person who is willing to act as a director and the Board shall have power at any time to appoint any person who is willing to act as a director, in both cases either to fill a vacancy or as an addition to the existing Board, provided the total number of directors shall not exceed the maximum number of ten.

There are no family relationships among any of our directors or executive officers.

Director Independence and Committees of the Board of Directors

Director Independence

Nasdaq Rule 5605 requires a majority of a listed company’s board of directors to be comprised of independent directors; however, in accordance with Nasdaq Rule 5615(b), a company listing in connection with its initial public offering shall have twelve months from the date of listing to comply with the majority independent board requirement of Rule 5605. Nasdaq Rule 5605 also requires that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. We have determined that David Chung-Hua Bolocan, Prem Parameswaran and Maria Magdalena Gonzalez are “independent” directors under the Nasdaq listing standards, while Justin Floyd, Soumaya Hamzaoui, Hans Rudolf Kunz and Nikolaus Senn are not independent under such standards. We have also determined that each of the three members of the Audit Committee is “independent” for purposes of Section 10A(m)(3) of the Exchange Act and the rules promulgated thereunder and under the Nasdaq listing standards. Further, the Board has determined that each of the two members of both the Compensation Committee and the Nominating and Corporate Governance Committee is “independent” under the Nasdaq listing standards. We intend to add independent directors and adopt the policies and procedures set forth below in order to meet listing requirements of Nasdaq, in accordance with the phase-in provisions of Nasdaq Rule 5615(b). In making determinations concerning independence of members of our Board and the committees thereof, our Board will consider the relationships that each such person has with our Company and all the other facts and circumstances our Board deems relevant in determining independence, including the beneficial ownership of our capital stock by each such person.

Board Committees

We have three standing committees of the Board: the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of the board committees will act pursuant to a separate written charter adopted by our Board, each of which will be available on our website at https://redcloudtechnology.com. Our Board may at any time or from time to time appoint certain other committees in its sole discretion as it deems necessary or appropriate to carry out its functions.

Audit Committee

The Audit Committee consists of David Chung-Hua Bolocan (Chairperson), Prem Parameswaran and Maria Magdalena Gonzalez. The Board has determined that all of the members of the Audit Committee are “independent,” as defined by the Nasdaq listing standards and by applicable SEC rules. In addition, the Board has determined that David Chung-Hua Bolocan is an audit committee financial expert, as that term is defined by the SEC rules, by virtue of having the following attributes through relevant experience: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves; (iii) experience preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

The function of the Audit Committee relates to oversight of the auditors, the auditing, accounting, and financial reporting processes, and the review of our financial reports and information. In addition, the functions of the Audit Committee will include, among other things, recommending to the Board the engagement or discharge of independent auditors, discussing with the auditors their review of our half yearly results and the results of their audit, and reviewing our internal accounting controls.

Compensation Committee

The Compensation Committee consists of David Chung-Hua Bolocan and Prem Parameswaran (Chairperson). The Board has determined that all of the members of the Compensation Committee are “independent,” as defined by Nasdaq listing standards. The responsibility of the Compensation Committee is to review and approve the compensation and other terms of employment of our President and Chief Executive Officer and our other executive officers, including all of the “named executive officers”. Among its other duties, the Compensation Committee oversees all significant aspects of our compensation plans and benefit programs. The Compensation Committee annually reviews and approves corporate goals and objectives for the President and Chief Executive Officer’s compensation and evaluates the Chief Executive Officer’s performance in light of those goals and objectives. The Compensation Committee also recommends to the Board the compensation and benefits for members of the Board. The Compensation Committee has also been appointed by the Board to administer our Equity Incentive Plans. The Compensation Committee does not delegate any of its authority to other persons.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of David Chung-Hua Bolocan and Prem Parameswaran (Chairperson). The committee members are independent under applicable Nasdaq rules and regulations. The Nominating and Corporate Governance Committee is responsible for, among other things, considering potential Board members, making recommendations to the full Board as to nominees for election to the Board, assessing the effectiveness of the Board and implementing our corporate governance guidelines.

Code of Business Conduct and Ethics and Insider Trading Policy

Our Board has adopted a Code of Ethical Conduct and an Insider Trading Policy. We will file a copy of each as an exhibit to the registration statement filed in connection with our IPO. Once filed, you can review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. The Code of Ethics will also be available on our website at https://redcloudtechnology.com. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics or Insider Trading Policy in a Current Report on Form 6-K.

Limitation of Directors Liability and Indemnification

We have entered into deeds of indemnity with all of our directors and named executive officers whereby we will agree to indemnify those directors and officers to the fullest extent permitted by law, including indemnification against liabilities, costs, charges, expenses, judgments, settlements, compensation and other awards, damages and losses (including any direct, indirect or consequential losses and all interest, penalties, fines, taxes and legal costs (calculated on a full indemnity basis) and all other reasonable professional costs and expenses) in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer of ours, except where, amongst other things, the Board reasonably determines arises out of, or is attributable to, the director or officer’s fraud, willful default, willful misconduct, reckless conduct, dishonesty, deliberate criminal conduct or act of bad faith.

We have director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act. The Amended and Restated Articles of Association also provide that every director or other officer of the Company shall be entitled to be indemnified by the Company out of the Company’s assets against all liabilities incurred by him in the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office to the maximum extent permitted by applicable law.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which, will be specified in the Nominating and Corporate Governance Committee’s charter, will generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

Equity Incentive Plans

RTL Enterprise Management Incentive Plan and RTL Share Option Plan for Contractors (the “Option Plans”)

We have currently established the RTL Enterprise Management Incentive Plan (the “EMI Plan”) and the RTL Share Option Plan for Contractors (the “Contractor Plan”, together the “Option Plans”). The Contractor Plan takes the same form as the EMI Plan, save for certain changes which are required for non-employee option grants and are specified in the rules of the Contractor Plan. The terms set out below apply to both the EMI Plan and the Contractor Plan unless otherwise specified.

Pursuant to the Option Plans, we have issued options to certain individuals both in the UK and overseas (the “Option Holders”) over ordinary shares in RedCloud Technologies Limited, and we intend to grant further options to such individuals prior to completion of the Formation Transaction (the “RTL Options”). These upcoming intended option grants shall be issued under slightly amended forms of the Option Plans.

Eligibility and Types of Awards

Under the EMI Plan, UK tax-favored Enterprise Management Incentive (“EMI”) options can be granted to eligible employees. An eligible employee is an employee of a group company who satisfies the EMI working time requirement (meaning that they work for the relevant group company on average for at least 25 hours per week, or, if less, 75% of their working time). Under the EMI Plan non-tax favored options can also be granted to such eligible employees.

Under the Contractor Plan, non-tax favored options can be granted to contractors. A contractor is defined as an individual who provides services personally to any group company as a consultant or contractor or otherwise. It includes individuals who provide services to a group company indirectly through a third-party employer/employer of record.

EMI limits

There is a legislative limit on the total unrestricted market value of outstanding EMI options which can be held by any one Option Holder (together with some other tax-favoured options in the UK). This limit is £250,000.

There is a similar legislative limit on the total unrestricted market value of EMI options which can be outstanding in RedCloud Technologies Limited at any given time. This limit is £3,000,000.

Non-Transferability of Awards

Options granted under the Option Plans are not transferrable other than to the personal representatives of the Option Holder on the death of the Option Holder (and will lapse immediately if the Option Holder otherwise attempts such a prohibited transfer).

Exercise Events

Under the Option Plans, an option can be exercised (i) at any time after a listing/IPO, (ii) for a period of 30 days following a change in control, (iii) following notice from the Board that a change of control or asset sale is likely to occur, or that RedCloud Technologies Limited proposes to pass a resolution for voluntary winding up, but such exercise shall only take effect immediately prior to and conditional upon the relevant event occurring, (iv) during the period commencing immediately following the sanctioning of a compromise or arrangement by the UK court between RedCloud Technologies Limited and its members under Part 26 of the Companies Act 2006 and ending on the date it becomes effective, (v) for a period of 30 days following the sale of substantially all the business or assets of the RedCloud Group, or (vi) on the day immediately prior to the tenth anniversary of the date of grant of the option. The exercisability is also subject to the leaver provisions. The Board has the discretion to extend the aforementioned exercise periods in (ii) to (v).

The Board also has the discretion to permit exercise on any other event that it considers to have the character of an exit event.

For the new option grants, these options will also be exercisable on a secondary sale to the extent that the third-party purchaser is willing to buy the shares acquired on exercise.

Reorganization

In the event of a reorganization which meets specified criteria, the Option Holder may be offered a new option in exchange for their existing option. If such an offer is made, the option may not be exercisable by virtue of any of the exercise events set out above and the existing option shall lapse at the end of the period during which the new option is offered, unless RedCloud Technologies Limited gives notice to the Option Holder that their option may be so exercised.

Leavers

Under the EMI Plan, a Good Leaver is defined as an Option Holder who ceases to be an employee of a group company by reason of (i) injury, (ii) disability, (iii) redundancy (within the meaning of the Employment Rights Act 1996), (iv) retirement on reaching the age at which the employee is bound to retire in accordance with the contract of employment, or (v) because the employee’s employing company or business is transferred out of the RedCloud Group, or (vi) for any other reason determined by the Board in its absolute discretion.

Under the Contractor Plan, a Good Leaver is defined as an Option Holder who ceases to provide services to a group company by reason of injury or disability, or for any other reason determined by the Board in its absolute discretion.

A Good Leaver can retain the vested portion of their option (or such a greater extent if determined by the Board) to be exercised in accordance with the remainder of the rules. The Board also has the discretion to allow the Option Holder to exercise their option within 90 days of termination, and such option will continue to subsist to the extent not exercised at the end of this period. The portion of the option which is unvested or not otherwise permitted to be exercised/retained shall lapse.

If an Option Holder dies, the option can be retained by their personal representatives to the extent vested, to be exercised in accordance with the remainder of the rules. The option will lapse one year after the Option Holder’s death.

If an Option Holder ceases to be an employee/contractor and they are not a Good Leaver, then the Board has the discretion to allow the option to be exercised within 90 days of termination or to be retained after termination to be exercised in accordance with the reminder of the rules (to whatever extent the Board decides). The option will lapse to the extent that the Board does not exercise this discretion at all.

A contractor becoming an employee of a RedCloud Group company will not be treated as a leaver under the Contractor Plan.

Alterations and Term

No options can be granted under the Option Plans after the tenth anniversary of their date of adoption.

The Board may at any time resolve in writing to alter or add to all or any of the provisions of the Option Plans and/or the terms upon which any option has been granted under it in any respect. The amendment shall take effect from the date of such resolution. However, no alteration (unless of a minor nature to benefit the administration of the plan or to take account in changes to legislation or related rules/regulations) may be made if it is disadvantageous to an Option Holder without the consent of the majority in number of Option Holders affected by such alteration, or otherwise without the prior approval of RedCloud Technologies Limited in a general meeting.

The amendments to the Option Plans shall only apply to the new options to be granted, and shall be approved by the Board.

Adjustments

In the event of a demerger or any increase or variation in the share capital of RedCloud Technologies Limited or if the Board pays a special dividend, the Board may make any adjustment to the number of shares under option, the exercise price or the number of shares to be acquired on exercise (if the event takes place after an exercise but before the shares are allotted/transferred) as it deems appropriate.

2024 Equity Incentive Plan

The following is a summary of the material features of the RedCloud Holdings plc 2024 Equity Incentive Plan (the “2024 Plan”, together with the Option Plans, the “Equity Incentive Plans”). The 2024 Plan was approved by both our shareholders and our Board effective October 10, 2024.

Eligibility

The Administrator may grant awards to any director, employee or consultant of the Company or its subsidiaries. Only employees are eligible to receive incentive share options.

Administration

The 2024 Plan will be administered by our Board or one or more committees or subcommittees of the Board, which will be comprised, unless otherwise determined by the Board, solely of not less than two members who will be non-employee directors (a “Committee”), or any officer that has been delegated administrative authority pursuant to the 2024 Plan for the duration such delegation is in effect (collectively, the “Administrator”). The Administrator, which initially will be the Board with respect to awards to non-employee directors and the Compensation Committee of our Board with respect to other participants. The Administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of the 2024 Plan, subject to the 2024 Plan’s express terms and conditions. The Administrator will also set the terms and conditions of all awards under the 2024 Plan, including any vesting and vesting acceleration conditions.

Share Reserve

The maximum aggregate number of shares that may be issued under the 2024 Plan is equal to 20% of the outstanding shares of all classes of Company stock as of the closing of the Company’s IPO.

8,845,327 ordinary shares may be issued upon the exercise of incentive share options.

Shares issuable under the 2024 Plan may be authorized, or unissued, or reacquired shares. Shares underlying any awards under the 2024 Plan that are settled in cash, forfeited, canceled, repurchased, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding satisfied without the issuance of shares or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the 2024 Plan, although shares shall not again become available for issuance as incentive share options. Additionally, shares issued as “substitute awards” (as defined in the 2024 Plan) will not count against the 2024 Plan’s share limit, except substitute awards that are incentive share options will count against the incentive share option limit.

The share reserve described herein may be subject to certain adjustments in the event of certain changes in the capitalization of the Company (see “Equitable Adjustments” below).

Annual Limitation on Awards to Non-Employee Directors

The 2024 Plan contains a limitation whereby the value of all awards under the 2024 Plan and all other cash compensation paid by the Company to any non-employee director may not exceed $750,000 for the first calendar year a non-employee director is initially appointed to the Board, and $500,000 in any other calendar year.

Types of Awards

The 2024 Plan provides for the grant of share options, share appreciation rights, restricted shares, restricted shares units, performance awards, dividend equivalent awards, and other share- or cash-based awards (collectively, “awards”).

Share Options. The 2024 Plan permits the granting of both options intended to qualify as incentive share options under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) and options that do not so qualify. Options granted under the 2024 Plan will be nonqualified options if they fail to qualify as incentive share options or exceed the annual limit on incentive share options. Incentive share options may only be granted to employees of the Company and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the 2024 Plan.

The exercise price of each option will be determined by the Administrator, but such exercise price may not be less than 100% of the fair market value of one ordinary share of the Company on the date of grant or, in the case of an incentive share option granted to a 10% or greater shareholder, 110% of such share’s fair market value. The term of each option will be set by the Administrator and may not exceed ten (10) years from the date of grant (or five (5) years for an incentive share option granted to a 10% or greater shareholder). The Administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Share Appreciation Rights. The Administrator may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to ordinary shares of the Company or cash, equal to the value of the appreciation in the Company’s share price over the exercise price, as set by the Administrator and which will be at least equal to the fair market value of an ordinary share of the Company on the grant date. The term of each share appreciation right will be set by the Administrator and may not exceed ten years from the date of grant. The Administrator will determine at what time or times each share appreciation right may be exercised, including the ability to accelerate the vesting of such share appreciation rights.

Restricted Shares. A restricted share award is an award of ordinary shares of the Company that vests in accordance with the terms and conditions established by the Administrator. The Administrator will determine the persons to whom grants of restricted share awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which awards of restricted shares may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted share awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a shareholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive cash dividends, if applicable.

Restricted Share Units. Restricted share units are the right to receive ordinary shares of the Company at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or its subsidiaries, the passage of time or other restrictions or conditions. The Administrator determines the persons to whom grants of restricted share units are made, the number of restricted share units to be awarded, the time or times within which awards of restricted share units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted share unit awards. The value of the restricted share units may be paid in ordinary shares of the Company, cash, other securities, other property, or a combination of the foregoing, as determined by the Administrator.

The holders of restricted share units will have no voting rights. Prior to settlement or forfeiture, restricted share units awarded under the 2024 Plan may, at the Administrator’s discretion, provide for a right to dividend equivalents.

Performance Awards. The Administrator has the authority to grant share options, share appreciation rights, restricted shares, or restricted share units as a performance award, which means that such awards vest at least in part upon the attainment of one or more specified performance criteria. For each performance period, the Administrator will have the sole authority to select the length of such performance period, the types of performance awards to be granted, the performance criteria that will be used to establish the performance goals, and the level(s) of performance which shall result in a performance award being earned. At any time, the Administrator may adjust or modify the calculation of a performance goal for a performance period, to appropriately reflect any circumstance or event that occurs during a performance period and that in the Administrator’s sole discretion, warrants adjustment or modification. Depending on the type of performance award granted, the previously discussed terms and conditions will also apply to a performance award.

Performance criteria for a performance award may be based on the attainment of specific levels of performance of the Company (and/or one or more subsidiaries, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more subsidiaries as a whole or any business unit(s) of the Company and/or one or more subsidiaries or any combination thereof, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Administrator deems appropriate, or as compared to various stock market indices.

Dividend Equivalents. An award of dividend equivalents entitles the holder to be credited with an amount equal to all dividends paid on one ordinary share of the Company while the holder’s tandem award is outstanding. Dividend equivalents may be paid currently or credited to an account for the participant, settled in cash or ordinary shares of the Company, and subject to the same restriction on transferability and forfeitability as the award with respect to which the dividend equivalents are granted.

Other Share- or Cash-Based Awards. Other share-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the 2024 Plan and/or cash awards made outside of the 2024 Plan. The Administrator shall have authority to determine the service providers to whom and the time or times at which other share-based awards shall be made, the amount of such other share-based awards, and all other conditions of the other share-based awards including any dividend and/or voting rights. The Administrator may grant cash awards in such amounts and subject to such performance or other vesting criteria and terms and conditions as the Administrator may determine.

Repricing

Notwithstanding anything to the contrary in the 2024 Plan, unless a repricing is approved by shareholders, in no case may the Administrator (i) amend an outstanding option or share appreciation right to reduce the exercise price of the award, (ii) cancel, exchange, or surrender an outstanding option or share appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (iii) cancel, exchange, or surrender an outstanding option or share appreciation right in exchange for an option or share appreciation right with an exercise price that is less than the exercise price of the original award.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, share split, reverse share split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting our ordinary shares, the Administrator will adjust (i) the number and class of shares which may be delivered under the 2024 Plan (or number and kind of other securities or other property); (ii) the number, class and price (including the exercise or strike price of options and share appreciation rights) of shares subject to outstanding awards, (iii) any applicable performance criteria, performance period, and other terms and conditions of outstanding performance awards, and (iv) the 2024 Plan’s numerical limits.

Change in Control

In the event of any proposed change in control (as defined in the 2024 Plan), the Administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if the Company is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise price). Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the award, a participant shall fully vest in and have the right to exercise the award as to all of our ordinary shares, including those that would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels.

Term

The 2024 Plan will, unless terminated earlier, continue in effect for a term of five (5) years.

Amendment and Termination

Our Board may amend, alter, suspend or terminate the 2024 Plan at any time. No amendment or termination of the 2024 Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and the Company. Approval of the shareholders shall be required for any amendment, where required by applicable law and Nasdaq rules, as well as (i) to increase the number of shares available for issuance under the 2024 Plan and (ii) to change the persons or class of persons eligible to receive awards under the 2024 Plan.

Recoupment Policy

All awards granted under the 2024 Plan, all amounts paid under the 2024 Plan, and all ordinary shares issued under the 2024 Plan shall be subject to reduction, recoupment, clawback, or recovery by the Company in accordance with applicable laws and with Company policy.

D. Employees

As of December 31, 2024, our human capital resources consisted of 428 full-time, part-time employees, including independent contractors and temporary personnel to supplement our workforce. Of this, 32 are located in Argentina, 54 in Brazil, 133 in Nigeria, 55 in South Africa and 88 in the United Kingdom. Of this, 159 are full-time employees, including 14 in marketing, 13 in human resources, 69 in technology, 9 in finance, 4 in innovation & future ventures, 31 in sales, 1 in legal, 12 in operations and 6 C-Suite (including our Chief Executive Officer). Competition for qualified personnel are intense, particularly for software engineers, computer scientists, and other technical staff, and constrained labor markets have increased competition for personnel across other parts of our business. Additionally, we have 670 field officers operating on the ground across our current markets.

As of May 15, 2025, our human capital resources consisted of 328 full and part-time employees, independent contractors and temporary personnel. 14 are located in Argentina, 29 in Brazil, 105 in Nigeria, 33 in South Africa and 84 in the United Kingdom. Of this, 133 are full-time employees, including 10 in marketing, 11 in human resources, 74 in technology, 9 in finance, 14 in sales, 2 in legal, 6 in operations and 6 C-Suite (including our Chief Executive Officer). Additionally, we have 897 field officers operating on the ground across our current markets.

None of our employees are represented by a labor union, and we consider our employee relations to be satisfactory. To date, we have not experienced any work stoppages.

E. Share Ownership

Based solely upon information made available to us, the following table sets forth information as of May 15, 2025 regarding the beneficial ownership of our ordinary shares after giving effect to the Formation Transaction:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our named executive officers and directors; and

●	all our executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 44,226,635 ordinary shares outstanding as of May 15, 2025.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws.

In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person (for example, upon the exercise of options or warrants) within 60 days of the date of this annual report are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

The address of each holder listed below, except as otherwise indicated, is 50 Liverpool Street, London, EC2M 7PY.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned
Named Executive Officers and Directors
Justin Floyd (1)	2,221,912	5.02%
Neil Woodman (2)	50,000	* %
Sukhvinder Gill (3)	62,500	* %
Soumaya Hamzaoui (4)	508,250	* %
Hans Rudolf Kunz (5)	7,959,142	18.04%
Nikolaus Senn (6)	7,521,555	17.01%
All directors and executive officers as a group (six persons)	18,343,359	41.48%
5% Shareholders
Christina Byland (7)	19,295,330	43.62%
UK FF Nominees Limited (8)	1,782,088	4.03%
Darisse Summers	1,474,528	3.33%

*Less than 1%.

(1)	Represents 1,542,593 ordinary shares held by Justin Floyd, our Chief Executive Officer and director, and includes 44,444 ordinary shares, 634,875 options for the purchase of ordinary shares, which are exercisable within 60 days of May 15, 2025.
(2)	Includes 50,000 options for the purchase of ordinary shares, which are exercisable within 60 days of May 15, 2025 held by Neil Woodman, our Executive Vice President of Finance (Principal Financial Officer).

(3)	Includes 62,500 options for the purchase of ordinary shares, which are exercisable within 60 days of May 15, 2025 held by Sukhvinder Gill, our Chief Investment Officer.
(4)	Includes 508,250 options for the purchase of ordinary shares, which are exercisable within 60 days of May 15, 2025 held by Soumaya Hamzaoui, our Chief Operating Officer and director.
(5)	Represents 7,779,142 ordinary shares held by HRK Participations SA, an entity incorporated under the laws of Luxembourg, and includes 180,000 options for the purchase of ordinary shares, which are exercisable within 60 days of May 15, 2025 held by Hans Rudolf Kunz, our Chairperson of the Board. HRK Participations SA is wholly owned by HRK Holding (HK) Ltd. (“HRK Holding”), and HRK Holding is wholly owned by Mr. Kunz.
(6)	Represents 7,386,555 ordinary shares held by Nikolaus Senn, a director of our Company, and includes 135,000 options for the purchase of ordinary shares, which are exercisable within 60 days of May 15, 2025
(7)	Represents 19,295,330 ordinary shares held by Christina Byland.
(8)	Represents 1,782,088 ordinary shares held by UK FF Nominees Limited, an entity incorporated under the laws of England and Wales. UK FF Nominees Limited is the investment vehicle for the “Future Fund” (a UK government scheme which was designed to support UK-based companies) and is wholly owned by UK FF TopCo Limited, which is wholly owned by CSC Corporate Services (UK) Limited on a discretionary trust for charitable purposes. The voting and investment decisions related to the ordinary shares held by UK FF Nominees Limited is controlled by the Future Fund team which is a branch of the British Business Bank (which is wholly owned by the Government of the United Kingdom). There are no natural persons who have or share voting and/or dispositive powers over the shares held by UK FF Nominees Limited.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See Section E, “Share Ownership,” under Item 6 for information as to our major shareholders.

B. Related Party Transactions

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this annual report, the following describes transactions we have entered into over the last two completed fiscal years, and each currently proposed transaction in which:

●	we have been or are to be a participant;

●	the amounts involved exceed the lesser of (i) $120,000 or (ii) one percent of our average total assets at year-end for the last two completed fiscal years; and

●	any of our directors, executive officers or holders of more than 5% of our outstanding capital shares, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Term Loans

Term Loans from Christina Byland

On December 21, 2022, February 7, 2023, March 15, 2023, and April 18, 2023, we entered into various unsecured term loans with Ms. Byland, a holder of more than 5% of our outstanding capital shares, for an aggregate principal amount of £4,300,000 ($5,375,000). The rate of interest on each loan was 10% over the term of each loan. On June 21, 2023, each of the term loans were consolidated and renewed, with rolled up interest, into a new unsecured term loan expiring on December 20, 2023 at a 10% interest rate over the term of the loan.

On July 14, 2023 and August 9, 2023, we entered into two additional term loans Ms. Byland for £1,300,000 ($1,625,000) and £1,600,000 ($2,000,000), respectively, both bearing an interest rate of 10% over the term of each loan. The maturity date of each loan was December 20, 2023. On December 21, 2023, these additional loans were consolidated and restated, with rolled up interest, with the previously consolidated loan dated June 20, 2023. into a new unsecured term loan agreement expiring in June 2024 at a 10% interest rate over the term of the loan.

In November 2023, the Company entered into an unsecured term loan agreement with Ms. Byland to borrow £800,000 ($1 million), at a 10% per annum interest rate, with no cash payments due on the loan until its maturity date, being the closing of the Company’s proposed IPO.

In December 2023, the Company entered into an unsecured term loan agreement with Ms. Byland to borrow £1,500,000 ($1.8 million), at a 10% per annum interest rate, with no cash payments due on the loan until its maturity date, being the closing of the Company’s proposed IPO

In January 2024, the Company entered into an unsecured term loan agreement with Ms. Byland to borrow £1,300,000 ($1.6 million), at a 10% per annum interest rate, with no cash payments due on the loan until its maturity date, being the at then envisaged closing date of the Company’s proposed IPO.

In May 2024, the Company entered into an unsecured term loan agreement with Ms. Byland to borrow £2,900,000 ($3.6 million), at a 10% per annum interest rate, with no cash payments due on the loan until its maturity date, being the at then envisaged closing date of the Company’s proposed IPO.

In June, July and August 2024, the Company entered into unsecured term loan agreements with Ms. Byland to borrow £9,000,000 ($11.2 million) (£3,000,000 ($3.7 million) respectively) at a 10% per annum interest rate, with no cash payments due on the loans until their maturity date, being the closing of the Company’s proposed IPO.

In September 2024, following the expiry of the December 2023 restated consolidated loan agreement, the loan was restated and consolidated, with rolled up interest, into a new unsecured term loan agreement along with:

(i) the November 2023 unsecured term loan, (ii) the December 2023 unsecured term loan, (iii) the January 2024 unsecured term loan, (iv) the May 2024 unsecured term loans, (v) the June 2024 unsecured term loan, (vi) the July 2024 unsecured term loan, and (vii) the August 2024 unsecured term loan. (The September 30, 2024 Restated Consolidated Loan Agreement (as defined herein) as disclosed under “Restated Consolidated Loan Agreement.”)

On October 17, 2024, we entered into an addendum to the Restated Consolidated Loan Agreement to add £2,000,000 ($2,500,000) loaned to the Company from Ms. Byland. The additional amount was added to the principal amount was added to the principal amount outstanding on the Restated Consolidated Loan Agreement and has the same terms as the Restated Consolidated Loan Agreement. (as discussed in further detail below).

On December 19, 2024, we entered into a further addendum to the Restated Consolidated Loan Agreement to add £2,800,000 ($3,500,000) loaned to the Company from Ms. Byland to be drawn down in two tranches (£2,000,000 ($2,500,000) on December 19, 2024 and £800,000 ($1,000,000) on January 10, 2025). The additional amount was added to the principal amount outstanding on the Restated Consolidated Loan Agreement and has the same terms as the Restated Consolidated Loan Agreement (as discussed in further detail below).

On January 23, 2025, we entered into a further addendum to the Restated Consolidated Loan Agreement to add £1,500,000 ($1,875,000) loaned to the Company from Ms. Byland on January 23, 2025. The additional amounts were added to the principal amount outstanding on the Restated Consolidated Loan Agreement and has the same terms as the Restated Consolidated Loan Agreement.

On January 30, 2025, we entered into a Loan Capitalization Agreement with Ms. Byland, pursuant to which Ms. Byland agreed to convert £4,800,000 ($6,000,000) of the amount loaned to the Company pursuant to the Restated Consolidated Loan Agreement (£2,000,000 ($2,500,000) on October 17, 2024, £2,000,000 ($2,500,000) on December 19, 2024 and £800,000 ($1,000,000) on January 10, 2025) into ordinary shares of the Company at the consummation of the IPO. This Loan Capitalization Agreement has been amended and restated on February 17, 2025 (as discussed in further detail below).

As of December 31, 2023, we owed Ms. Byland (including rolled up interest) £8,432,344 ($10,540,430) and as of December 31, 2022, owed Ms. Byland £600,000 ($750,000). As of December 31, 2024, we owed Ms. Byland £30,179,121 ($37,723,901). Upon the consummation of the IPO, the outstanding balance was converted in full into our ordinary shares in full satisfaction of the obligation.

Term Loan from Nikolaus Senn

On December 21, 2022, February 7, 2023, March 15, 2023, and April 18, 2023, we entered into various unsecured term loans with Mr. Nikolaus Senn, a member of the Board, for an aggregate principal amount of £800,000 ($1,000,000). On June 21, 2023, each of the term loans was consolidated and renewed, with rolled up interest, into a new unsecured term loan expiring on December 20, 2023 at a 10% interest rate over the term of the loan. On December 21, 2023, the June 2023 loan was consolidated and restated, with rolled up interest into a new unsecured term loan agreement expiring in June 2024 at a 10% interest rate over the term of the loan. In September 2024, following the expiry of the December 2023 restated consolidated loan agreement, the loan was further restated and consolidated, with rolled up interest, into a new unsecured term loan agreement. (The September 30, 2024 Restated Consolidated Loan Agreement (as defined herein) as disclosed under “Restated Consolidated Loan Agreement.”)

As of December 31, 2023, we owed Mr. Senn £972,371 ($1,215,464) and as of December 31, 2022, we owed Mr. Nikolaus Senn £500,000 ($625,000), respectively. As of December 31, 2024, we owed Mr. Senn £1,083,921.86 ($1,354,903). Upon the consummation of the IPO, the outstanding balance was converted in full into our ordinary shares in full satisfaction of the obligation.

Term Loan from HRK Participations SA

On December 21, 2022, February 7, 2023, March 15, 2023, and April 18, 2023, we entered into various unsecured term loans with HRK Participations SA, an entity wholly owned by Hans Rudolf Kunz, Chairperson of the Board, for an aggregate principal amount of £800,000 ($1,000,000). On June 21, 2023, each of the term loans was consolidated and renewed, with rolled up interest, into a new unsecured term loan expiring on December 20, 2023 at a 10% interest rate over the term of the loan. On December 21, 2023, the loan was consolidated and restated, with rolled up interest, into a new unsecured term loan agreement expiring in June 2024 at a 10% interest rate over the term of the loan. In September 2024, following the expiry of the December 2023 restated consolidated loan agreement, the loan was further restated and consolidated, with rolled up interest, into a new unsecured term loan agreement. (The September 30, 2024 Restated Consolidated Loan Agreement (as defined herein) as disclosed under “Restated Consolidated Loan Agreement.”)

As of December 31, 2023, we owed HRK Participations SA £972,371 ($1,215,464) and as of December 31, 2022, we owed HRK Participations SA £500,000 ($625,000), respectively. As of December 31, 2024, we owed Mr. Kunz £1,083,921.86 ($1,354,903). Upon the consummation of the IPO, the outstanding balance was converted in full into our ordinary shares in full satisfaction of the obligation.

On September 30, 2024, each of these unsecured term loans were restated and consolidated into the Restated Consolidated Loan Agreement as disclosed under “– Restated Consolidated Loan Agreement.”

Restated Consolidated Loan Agreement

On September 30, 2024, we entered into a restated and consolidated loan agreement with Ms. Christina Byland, a holder of more than 5% of our outstanding capital shares, HRK Participations SA (“HRK”), an entity wholly owned by Hans Rudolf Kunz, Chairperson of the Board, and Mr. Nikolaus Senn (“NS”, together with Ms. Byland and HRK, the “Lenders”), a member of the Board, pursuant to which we agreed to consolidate the Term Loans included above in Certain Relationships and Related Party Transactions – Term Loans, which as of September 30, 2024 had an aggregate principal debt amount of £25,829,000 ($32,286,250) and interest of £1,132,566 ($1,415,708), into one restated and consolidated loan agreement (“Restated Consolidated Loan Agreement”). The Restated Consolidated Loan Agreement has an interest rate of 15% per annum and matures on September 1, 2029. The Restated Consolidated Loan Agreement provides the Lenders with the ability to unanimously provide notice to the Company to require repayment of the amount outstanding on (i) the second anniversary of the consummation of the IPO, (ii) the last day of each six-month period after the second anniversary of the consummation of the IPO or (iii) at any time if the IPO was not consummated within 18 months from September 30, 2024.

On October 17, 2024, we entered into an addendum to the Restated Consolidated Loan Agreement to add £2,000,000 ($2,500,000) loaned to the Company from Ms. Byland on September 24, 2024. The additional amount was added to the principal amount outstanding on the Restated Consolidated Loan Agreement and has the same terms as the Restated Consolidated Loan Agreement. On December 19, 2024, we entered into a further addendum to the Restated Consolidated Loan Agreement to add £2,800,000 ($3,500,000) loaned to the Company from Ms. Byland to be drawn down in two tranches (£2,000,000 ($2,500,000) on December 19, 2024 and £800,000 ($1,000,000) on January 10, 2025). On January 23, 2025, we entered into a further addendum to the Restated Consolidated Loan Agreement to add £1,500,000 ($1,875,000) loaned to the Company from Ms. Byland on January 23, 2025. The additional amounts were added to the principal amount outstanding on the Restated Consolidated Loan Agreement and has the same terms as the Restated Consolidated Loan Agreement. Upon the consummation of the IPO, the outstanding balance was converted in full into our ordinary shares in full satisfaction of the obligation.

Amended and Restated Loan Capitalization Agreement

On February 17, 2025, we entered into an Amended and Restated Loan Capitalization Agreement with the Lenders pursuant to which (i) each of the holders agreed to convert the full outstanding balance of £33,211,566 ($41,514,458) loaned to the Company pursuant to the Restated Consolidated Loan Agreement, and the respective addendums thereto, into ordinary shares of the Company. Upon the consummation of the IPO, the outstanding balance was converted in full into our ordinary shares in full satisfaction of the obligation.

Convertible Loan Notes

On September 15, 2023, October 9, 2023, November 8, 2023, February 8, 2024 and March 26, 2024, Ms. Byland subscribed for convertible loan notes in RedCloud Technologies Limited. On March 31, 2024, these loan notes were consolidated and renewed into £10,500,000 ($13,125,000) unsecured convertible loan notes, bearing an interest rate of 15% per annum. As of December 31, 2023 and June 30, 2024, the outstanding balance of the convertible notes was £7,368,657 ($9,210,821) and £17,603,103 ($22,003,879), respectively. As of December 31, 2024, we had not repaid any principal or interest. The notes were to convert at the earlier of (i) the consummation of the IPO and (ii) any financing from an issuance of shares (excluding advance subscriptions, conversion of loans and securities, and exercise of options) prior to the maturity date of March 5, 2026. If the notes did not convert prior to March 5, 2026, then they were to be repaid in cash on such date. Upon the consummation of the IPO, the outstanding balance was converted in full into our ordinary shares in full satisfaction of the obligation.

Collateral on Working Capital Loan

Dr. Nikolaus Senn, a director of the Company, agreed to provide to Lienhardt the sum of £2,000,000 ($2,500,000) as collateral on the Working Capital Loan (the “Collateral”). Hans Rudolf Kunz, Chairperson of the Board, and Christina Byland and Darisse Summers, each shareholders of greater than 5% of the Company, agreed to indemnify Dr. Senn with respect to the Collateral in the event that the Company defaults on the Working Capital Loan. The Working Capital Loan was repaid in full with proceeds from the IPO.

Shareholders’ Agreements

On September 19, 2017 and July 24, 2023, the shareholders of RedCloud Technologies Ltd. entered into shareholders’ agreements to govern the affairs of RedCloud Technologies Ltd. and regulate the operation of the RedCloud Group (the “Existing Shareholders’ Agreements”).

Among other things, the Existing Shareholders’ Agreements:

●	grant all shareholders registration rights on customary terms;

●	provide that net proceeds (after deduction of all costs) from the IPO are to be distributed in accordance with the Amended and Restated Articles of Association;

●	requires the Company to pay all costs associated with the IPO;

●	provides for certain appointment rights with respect to our Board and the voting of shares in favor of reserved matters;

●	includes restrictions on the disposals and issuance of shares;

●	obligates the Company to deliver financial statements and an update on the Company’s trading performance during that financial year;

●	includes customary non-compete and non-solicitation provisions on all parties to the Existing Shareholders’ Agreements (except UK FF Nominees Limited); and

●	includes customary confidentiality provisions.

As part of the Formation Transaction, the following matters took place immediately prior to the consummation of the IPO:

●	shareholders’ agreements (which will be on identical terms to the Existing Shareholders’ Agreements) were entered into between RedCloud Holdings Plc and its shareholders (the “New Shareholders’ Agreements”);

●	the Existing Shareholders’ Agreements were terminated; and

●	the New Shareholders’ Agreements were terminated, and all parties waived any and all rights and obligations under the New Shareholders’ Agreements with respect to the provisions regarding non-solicitation, non-competition and distribution of proceeds upon an exit (including for the avoidance of doubt the IPO).

Agreements with Future Fund Nominees

On July 14, 2020, UK FF Nominees Limited (the “Future Fund”), amongst others, entered into a convertible loan agreement with RedCloud Technologies Limited (the “FF CLA”). The convertible loans subscribed for under the FF CLA were converted into ordinary shares in RedCloud Technologies Limited on July 4, 2023, pursuant to a subscription agreement dated July 24, 2023 (the “FF Subscription Agreement”).

The FF Subscription Agreement provides that certain rights afforded to the Future Fund under the FF CLA survive conversion of the convertible loans and shall continue in full force and effect. Such rights afforded to the Future Fund under the FF CLA that continue in full force and effect include, amongst other things:

●	period information rights; and

●	a put option requiring the Company to purchase all shares of the Company held by the Future Fund for an aggregate price of £1.00 in the event that the Future Fund determine in their absolute discretion that it would be prejudicial to the reputation of the Future Fund and/or the UK government to continue to hold shares in the Company.

As part of the Formation Transaction, the following matters took place immediately prior to the consummation of the IPO:

●	the FF CLA and FF Subscription Agreement were novated to RedCloud Holdings Plc such that RedCloud Holdings Plc will:

○	be bound by the FF CLA and FF Subscription Agreement and shall be able to enforce the terms of such documents as if it were a party to them in place of RedCloud Technologies Limited; and

○	discharge all of RedCloud Technologies Limited’s liabilities and perform all of their outstanding obligations under the documents; and

●	the FF CLA and FF Subscription Agreement were terminated, and the Future Fund waived any and all rights and obligations under FF CLA and FF Subscription Agreement which were intended to survive conversion of the convertible loans.

Indemnification Agreements

We have entered into a deed of indemnity with each of our directors and executive officers. Our Amended and Restated Articles of Association empower us to indemnify our directors and executive officers to the fullest extent permitted by applicable law.

Policies and Procedures with Respect to Related Party Transactions

Pursuant to our Audit Committee charter, our Audit Committee will be responsible for reviewing and approving transactions with related persons. A related person includes directors, executive officers, beneficial owners of 5% or more of any class of our voting securities, immediate family members of any of the foregoing persons, and any entities in which any of the foregoing is an executive officer or is an owner of 5% or more ownership interest.

If a transaction involving an amount in excess of $120,000 has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, information regarding the related person transaction will be reviewed by our Audit Committee, which will determine whether to approve the transaction.

In considering related person transactions, our audit committee will take into account the relevant available facts and circumstances including, but not limited to:

●	the related person’s interest in the related person transaction;

●	the approximate dollar value of the amount involved in the related person transaction;

●	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

●	whether the transaction was undertaken in the ordinary course of business of our Company;

●	whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;

●	the purpose, and the potential benefits to our Company, of the transaction; and

●	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

In determining whether to approve, ratify or reject a related person transaction, the audit committee will review all relevant information available to it about such transaction, and it will approve or ratify the related person transaction only if it determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the best interests of our company.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements begin on page F-1.

Legal Proceedings

From time to time, we are subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this annual report, we do not believe we are party to any claim or litigation, the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividends

We have never declared or paid any cash dividends on our equity interests, and we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our Board and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

No Significant Changes

Except as disclosed elsewhere in this annual report, no other significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares, par value £0.002 per share, are listed for trading on the Nasdaq Stock Market under the symbol “RCT”.

B. Plan of Distribution

Not Applicable.

C. Markets

Our ordinary shares are currently traded on the Nasdaq Stock Market.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

We are an England and Wales public limited company and our affairs are governed by our Amended and Restated Articles of Association and the Companies Act. The following are summaries of material provisions of our Amended and Restated Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares. This description does not purport to be complete and is qualified in its entirety by reference to the full text of our Amended and Restated Articles of Association, which is filed as an exhibit to this Form 20-F, and by the Companies Act.

General

This section summarizes the material rights of the holders of ordinary shares under the Companies Act, and the material provisions of the Amended and Restated Articles of Association.

Ordinary Shares

Each ordinary share has a nominal value of £0.002 per share. Each issued ordinary share will be fully paid. There is no limit to the number of ordinary shares that we are authorized to issue, as the concept of authorized capital is no longer applicable under the provisions of the Companies Act. Each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally. The holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders. There are no conversion rights, redemption provisions or sinking fund provisions relating to any ordinary shares.

We are not permitted under English law to hold our own ordinary shares unless they are repurchased by us and held in treasury. We do not currently hold any of our own ordinary shares. See “Articles of Association” below for additional information.

Articles of Association

A summary of the key terms of the Amended and Restated Articles of Association is set out below. The summary below is not a complete copy of the terms of the Amended and Restated Articles of Association.

The Amended and Restated Articles of Association contain, among other things, provisions to the following effect:

Objects

No objects clause is included in the Amended and Restated Articles of Association and therefore, pursuant to the Companies Act, the objects of the Company are unrestricted.

Share Rights

Subject to the Companies Act and any rights attaching to shares already in issue, our shares may be issued with or have attached to them any rights and restrictions as we may by ordinary resolution of the shareholders determine or, in the absence of any such determination, as our Board may determine.

Voting Rights

Subject to any rights or restrictions attached to any shares from time to time, the general voting rights attaching to shares are as follows:

●	on a show of hands:

○	every shareholder who is present in person shall have one vote;

○	every proxy present who has been duly appointed by one or more shareholders entitled to vote on the resolution shall have one vote, except that if the proxy has been duly appointed by more than one shareholder entitled to vote on the resolution and is instructed by one or more of those shareholders to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those shareholders to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way) he shall have one vote for and one vote against the resolution; and

○	every corporate representative present who has been duly authorized by a corporation shall have the same voting rights as the corporation would be entitled to;

●	on a poll every shareholder who is present in person or by duly appointed proxy or corporate representative shall have one vote for every share of which he is the holder or in respect of which his appointment of proxy or corporate representative has been made;

●	a shareholder entitled to more than one vote need not, if they vote, use all their votes or cast all the votes in the same way;

●	in the case of an equality of votes, whether on a show of hands or on a poll, no person shall have a second or casting vote; and

●	if two or more persons are joint holders of a share, then in voting on any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names of the holders stand in the share register.

The preference shares shall not confer any voting rights on their holders

Restrictions on Voting

No shareholder shall be entitled to vote (either personally or by proxy) at any general meeting or at any separate class meeting in respect of any share held by him unless all calls or other sums payable by him in respect of that share have been paid.

The Board may from time to time make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall (subject to at least 14 clear days’ notice specifying the time or times and place of payment) pay at the time or times so specified the amount called on their shares.

Dividends

We may, subject to the provisions of the Companies Act and the Amended and Restated Articles of Association, by ordinary resolution of shareholders declare dividends out of profits available for distribution in accordance with the respective rights of shareholders, but no such dividend shall exceed the amount recommended by the Board.

The Board may from time to time pay shareholders such interim dividends as appears to the Board to be justified by the profits available for distribution (including any dividends at a fixed rate).

Unless and to the extent that the rights attached to any shares or the terms of issue of such shares otherwise provide, all dividends will be distributed among the holders of the preference shares and the ordinary shares, so that the holders of preference shares receive a total of one pound in aggregate (as a class), payment of which may be made to any holder of preference shares on behalf of the class, and the remainder shall be distributed to the holders of our ordinary shares pro rata to their respective holdings of ordinary shares.

The Board may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from such shareholder to the Company on account of calls or otherwise in relation to the shares of the Company. Sums so deducted can be used to pay amounts owing to the Company in respect of the shares.

Subject to any special rights attaching to or the terms of issue of any share, no dividend or other moneys payable by us on or in respect of any share shall bear interest against us. Any dividend unclaimed after a period of 12 years from the date such dividend became due for payment shall be forfeited and shall revert to us.

Dividends may be declared or paid in any currency and the Board may decide the rate of exchange for any currency conversions that may be required, and how any costs involved are to be met.

The Board may, by ordinary resolution of the Company, direct (or in the case of an interim dividend may without the authority of an ordinary resolution direct) that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid-up shares or debentures of any other company.

Change of Control

There is no specific provision in our Amended and Restated Articles of Association that would have the effect of delaying, deferring or preventing a change of control.

Distribution of assets and on Winding Up

On a distribution of assets on a liquidation or a return of capital (other than a conversion, redemption or purchase of shares) the surplus assets of the Company remaining after payment of its liabilities shall be applied (to the extent that the Company is lawfully permitted to do so):

●	first in paying to the holders of the preference shares, in priority to any other classes of shares, an amount per share held equal to £49,999.999 (provided that if there are insufficient surplus assets to pay the amounts per share equal to this amount, the remaining surplus assets shall be distributed to the holders of the preference shares pro rata to their respective holdings of preference shares); and

●	second in distributing the balance among the holders of our ordinary shares pro rata to their respective holdings of ordinary shares.

Variation of Rights

All or any of the rights and restrictions attached to any class of shares issued may be varied or abrogated with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or by special resolution passed at a separate general meeting of the holders of such shares, subject to the Companies Act and the terms of their issue. The Companies Act provides a right to object to the variation of the share capital by the shareholders who did not vote in favor of the variation. Should an aggregate of not less than 15% of the shareholders of the issued shares in question apply to the court to have the variation cancelled, the variation shall have no effect unless and until it is confirmed by the court.

Alteration to Share Capital

We may, by ordinary resolution of shareholders, consolidate all or any of our share capital into shares of larger amount than our existing shares, or sub-divide our shares or any of them into shares of a smaller amount. We may, by special resolution of shareholders, confirmed by the court, reduce our share capital or any capital redemption reserve or any share premium account in any manner authorized by the Companies Act. We may redeem or purchase all or any of our shares.

Allotment of Shares and Preemption Rights

Subject to the Companies Act and to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as we may by ordinary resolution determine, or if no ordinary resolution has been passed or so far as the resolution does not make specific provision, as our Board may determine (including shares which are to be redeemed, or are liable to be redeemed at our option or the holder of such shares).

In accordance with section 551 of the Companies Act, the Board may be generally and unconditionally authorized to exercise for each prescribed period of up to five years all the powers of the Company to allot shares or grant rights to subscribe for or to convert any security into shares up to an aggregate nominal amount equal to the amount stated in the relevant ordinary resolution authorizing such allotment.

In certain circumstances, our shareholders may have statutory preemptive rights under the Companies Act in respect of the allotment of new shares.

Transfer of Shares

Any shareholder holding shares in certificated form may transfer all or any of his shares by an instrument of transfer in any usual or common form or in any other manner which is permitted by the Companies Act and approved by the Board. Any written instrument of transfer shall be signed by or on behalf of the transferor and (in the case of a share which is not fully paid up) the transferee.

All transfers of uncertificated shares shall be made in accordance with and subject to the provisions of the Uncertificated Securities Regulations 2001 and the facilities and requirements of its relevant system. The Uncertificated Securities Regulations 2001 permit shares to be issued and held in uncertificated form and transferred by means of a computer-based system.

The Board may, in its absolute discretion, decline to register any transfer of any share in certificated form which is not a fully paid share.

The Board may decline to recognize any instrument of transfer relating to certified shares unless:

●	it is only for one class of share;

●	it is in favor of a single transferee or no more than four joint transferees;

●	it is duly stamped (if this is required); and

●	it is delivered for registration to our registered office (or such other place as the Board may determine), accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

If the Board declines to register a transfer it shall, as soon as practicable and in any event within two months after the date on which the transfer is lodged with the Company, send to the transferee notice of the refusal.

Annual General Meetings

In accordance with the Companies Act, we are required in each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it. The annual general meeting shall be convened whenever the Board sees fit, subject to the requirements of the Companies Act.

Notice of General Meetings

In accordance with the Companies Act, we are required to provide at least 21 clear days’ notice for an annual general meeting and any resolutions to be proposed at the meeting. At least 14 clear days’ notice is required for any other general meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the shareholders having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting. The notice of a general meeting must state the place, date and time of the meeting and the general nature of the business to be dealt with at the meeting.

Quorum of General Meetings

No business shall be transacted at any general meeting unless a quorum is present. At least two shareholders present in person or by proxy and entitled to attend and vote shall be a quorum for all purposes.

Class Meetings

The provisions in our Amended and Restated Articles of Association relating to general meetings apply to every separate general meeting of the holders of a class of shares except that:

●	the quorum for such class meeting shall be two holders in person or by proxy representing not less than one-third in nominal value of the issued shares of the class (excluding any shares held in treasury); and

●	if at any adjourned meeting of such holders a quorum is not present at the meeting, one holder of shares of the class present in person or by proxy at an adjourned meeting constitutes a quorum.

Number of Directors

We may not have less than two directors or more than ten directors on the Board. We may, by ordinary resolution of the shareholders, vary the minimum and/or maximum number of directors from time to time.

Appointment of Directors, Classification and Reappointment of Directors.

Subject to our Amended and Restated Articles of Association and the Companies Act, the Company may by ordinary resolution appoint a person who is willing to act as a director and the Board shall have power at any time to appoint any person who is willing to act as a director, in both cases either to fill a vacancy or as an addition to the existing Board, provided the total number of directors shall not exceed the maximum number of ten.

Directors’ Interests

The directors may authorize, to the fullest extent permitted by law, any matter or situation proposed to them which would or might otherwise result in a director infringing his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests. A director shall not, save as otherwise agreed by him, be accountable to us for any remuneration, profit or other benefit which he derives from any matter authorized by the directors or by the shareholders in general meeting and no contract, arrangement or transaction shall be liable to be avoided on any such grounds.

Subject to the requirements under sections 175, 177 and 182 of the Companies Act, a director who is in any way, whether directly or indirectly, interested in a proposed or existing transaction or arrangement with us shall declare the nature of his interest at a meeting of the directors.

A director shall not vote in respect of any transactions or, arrangement with the Company in which he has an interest, and which may reasonably be regarded as likely to give rise to a conflict of interest. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

A director shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

●	in which they have an interest of which they are not aware or which they cannot reasonably be regarded as likely to give rise to a conflict of interest;

●	in which they have an interest only by virtue of interests in shares or debentures or other securities of the Company, or by reason of any other interest in or through the Company;

●	which involves the giving of any security, guarantee or indemnity to the director or any other person in respect of:

○	money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings; or

○	a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or part under a guarantee or indemnity or by the giving of security;

●	concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings, in which offer the director is or may be entitled to participate as a holder of securities, or in the underwriting or sub-underwriting of which the director is to participate;

●	relating to any other body corporate in which he is interested, directly or indirectly and whether as a director or other officer, shareholder, creditor, employee or otherwise, provided that he (together with persons connected with him) does not hold an interest in shares (as that term is defined in sections 820 to 825 of the Companies Act) representing one per cent. or more of either any class of the equity share capital, or the voting rights in such body corporate;

●	relating to a pension, superannuation or similar scheme or retirement, death or disability benefits scheme or employees’ share scheme which has been approved by HMRC or is conditional upon such approval or does not award him any privilege or benefit not awarded to the employees to whom such scheme relates;

●	concerning the purchase or maintenance by the Company of insurance for any liability for the benefit of directors or for the benefit of persons including directors;

●	concerning the giving of indemnities in favor of directors;

●	concerning the funding of expenditure by any director or directors on (i) defending criminal, civil or regulatory proceedings or actions against him or them, (ii) in connection with an application to the court for relief under sections 661(3) or (4) or 1157 of the Companies Act or otherwise or (iii) defending him or them in any regulatory investigations, or the doing of anything to enable any director or directors to avoid incurring such expenditure; or

●	in respect of which their interest, or the interest of directors generally, has been authorized by ordinary resolution.

If a question arises at a meeting of the Board or of a committee of the Board as to the right of a director to vote or be counted in the quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be determined by the Chairperson and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of the director (so far as known to him) concerned has not been fairly disclosed. If the question arises about the Chairperson, the question must be directed to the directors or committee members (excluding the Chairperson). The Chairperson cannot vote on the question but can be counted in the quorum. The directors’ resolution about the Chairperson is final and conclusive, unless the nature and extent of the Chairperson’s interests have not been fairly disclosed to the directors.

Directors’ Fees and Remuneration

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the Board (or for the avoidance of doubt any duly authorized committee of the Board) provided that the aggregate of all such fees so paid to directors shall not exceed £750,000 per annum (exclusive of value added tax, if applicable) in aggregate or such higher amount as may from time to time be determined by ordinary resolution of the shareholders.

The Board may repay to any director all such reasonable expenses as they may properly incur in attending and returning from meetings of the Board or of any committee of the Board or shareholders’ meetings or otherwise in connection with the performance of his duties as a director of the Company.

Any director who is appointed to any executive office or who serves on any committee or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of salary, commission, or otherwise as the directors may determine.

Borrowing Powers

Subject to our Amended and Restated Articles of Association and the Companies Act, the Board may exercise all the powers of the Company to borrow money, to give guarantees and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Indemnity

Every director or other officer of our group may be indemnified by the Company against all costs, charges, expenses, losses and liabilities sustained or incurred by them in connection with that director’s or officer’s duties or powers in relation to the Company or other members of our group. See also “Indemnification of directors and officers” in Part II below.

Other United Kingdom Law Considerations

Mandatory Purchases and Acquisitions

Pursuant to Sections 979 to 991 of the Companies Act, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice and statutory declaration stating that the conditions of the notice are satisfied to the outstanding minority shareholders telling them that it will compulsorily acquire their shares.

Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner or if earlier, and the offer is not one to which the City Code applies, within the period of six months beginning with the date of the offer. The squeeze-out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to us, and we would hold the consideration on trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

If a takeover is structured as a scheme of arrangement pursuant to Part 26 of the Companies Act, the scheme, and therefore takeover, would need to be approved by a majority in number representing 75% in value of the shareholders of each class of shareholders voting, whether in person or by proxy. If approved, the scheme, and therefore takeover, would be binding on 100% of the shareholders of the relevant class(es).

Sell Out

The Companies Act also gives our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his shares if, prior to the expiry of the acceptance period for such offer, (i) the offeror has acquired or agreed to acquire not less than 90% in value of the voting shares, and (ii) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.

UK City Code on Takeovers and Mergers

The Company is a public limited company incorporated in, and with its registered office in, the United Kingdom but its securities are not admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man). The City Code shall only apply to the Company if it is considered by the Panel to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the City Code may be different from the way in which it is applied by the United Kingdom tax authorities, HMRC. For the purposes of determining where the Company has its place of central management and control, the Panel will consider, among other things, the structure of the Board, the functions of the directors of the Board and where they are resident.

The majority of the Board currently resides outside of the UK, the Channel Islands and the Isle of Man. Based upon the structure of the Board and management structure and the Company’s intended plans for directors and management, for the purposes of the City Code, the Company is considered to have its place of central management and control outside the UK, the Channel Islands or the Isle of Man. Accordingly, the City Code is not expected to apply to the Company. It is possible that in the future circumstances, and in particular the Board composition, could change which may cause the City Code to apply to the Company. The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:

(a)	acquires, whether by a series of transactions over a period of time or not, an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares (which percentage is treated by the City Code as the level at which effective control is obtained); or

(b)	who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in us, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested the acquirer, and depending on the circumstances, its concert parties would be required (except with the consent of the Panel) to make a cash offer to all other shareholders for all of their shares in our capital at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the 12 months before the offer was announced.

Disclosure of Interests in Shares

Pursuant to Part 22 of the Companies Act, we are empowered by notice in writing to any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, requiring such person within a reasonable time to disclose to us particulars of that person’s interest and (so far as is within his knowledge) particulars of any other interest that subsists or subsisted in those shares.

Purchase of Own Shares

Under English law, a limited company may only purchase or redeem its own shares out of the distributable profits of the Company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided that they are not restricted from doing so by their articles. A limited company may not purchase or redeem its own shares if, as a result of the purchase, there would no longer be any issued shares of the Company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.

Subject to the foregoing, because the Nasdaq is not a “recognized investment exchange” under the Companies Act, the Company may purchase its fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of Shares before the purchase takes place. Any authority will not be effective if any shareholder from whom the Company proposes to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must:

●	specify the maximum number of shares authorized to be acquired;

●	determine the maximum and minimum prices that may be paid for the shares; and

●	specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Distributions and Dividends

Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under English law.

It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the Company is at least equal to the amount of its capital. A public company can only make a distribution:

●	if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

●	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

C. Material Contracts

Not Applicable.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares, other than withholding tax requirements. There is no limitation imposed by English law or in the Amended and Restated Articles of Association on the right of non-residents to hold or vote shares.

E. Taxation

The following discussion is based on U.S. and United Kingdom tax law, statutes, treaties, regulations, rulings and decisions all as of the date of this annual report. Taxation laws are subject to change, from time to time, and no representation is or can be made as to whether such laws will change, or what impact, if any, such changes would have on the statements contained in this summary. No assurance can be given that proposed amendments will be enacted as proposed, or that legislative or judicial changes, or changes in administrative practice, will not modify or change the law as described herein.

This summary is of a general nature only. It does not constitute legal or tax advice nor does it discuss all aspects of United Kingdom taxation that may be relevant to any particular UK Holder (as defined below) or U.S. Holder of ordinary shares.

This summary does not discuss all aspects of United Kingdom and U.S. federal income taxation that may be relevant to a particular holder of our ordinary shares in light of the holder’s own circumstances or to certain types of investors subject to special treatment under applicable tax laws (for example, financial institutions, life insurance companies, tax-exempt organizations, and non-U.S. taxpayers) and it does not discuss any tax consequences arising under the laws of taxing jurisdictions other than the United Kingdom and the U.S. federal government. The tax treatment of holders of our ordinary shares may vary depending upon each holder’s own particular situation.

Certain United States Taxation Matters

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), investors that are subject to the applicable financial statement accounting rules under Section 451 of the Code, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders of our ordinary shares. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ordinary shares equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in the IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the IPO) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Taking into account the cash we raised in the IPO, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in the IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election or a “qualified electing fund” election (as discussed below). Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. In addition, any gain recognized on a taxable disposition of the ordinary shares will be treated in the same manner as if such gain were an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND WARRANTS, AS APPLICABLE, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

Certain United Kingdom Tax Considerations

The following is a general summary of certain United Kingdom tax considerations relating to the ownership and disposal of our ordinary shares and does not address all possible tax consequences relating to an investment in our ordinary shares. It is based on United Kingdom tax law and the generally published HMRC practice as of the date of this annual report, both of which are subject to change, possibly with retrospective effect. A United Kingdom tax year runs from April 6th in any year to April 5th in the following year for individuals and from April 1st to March 31st for corporation taxpayers.

Save as provided otherwise, this summary applies only to a person who is the absolute beneficial owner of our ordinary shares and who is resident (and, in the case of an individual, domiciled) in the United Kingdom for tax purposes and who is not resident for tax purposes in any other jurisdiction and does not have a permanent establishment or fixed base in any other jurisdiction with which the holding of our ordinary shares is connected (a “UK Holder”). A person who is not a UK Holder, including a person (a) who is not resident (or, if resident, is not domiciled) in the United Kingdom for tax purposes, including an individual and company who trades in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which an ordinary share is attributable, or (b) who is resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, is recommended to seek the advice of professional advisors in relation to their taxation obligations.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under United Kingdom tax law. In particular this summary:

●	only applies to an absolute beneficial owner of our ordinary shares and any dividend paid in respect of that ordinary share where the dividend is regarded for United Kingdom tax purposes as that person’s own income (and not the income of some other person); and

●	(a) only addresses the principal United Kingdom tax consequences for an investor who holds our ordinary shares as a capital asset, (b) does not address the tax consequences that may be relevant to certain special classes of investor such as a dealer, broker or trader in shares or securities and any other person who holds our ordinary shares otherwise than as an investment, (c) does not address the tax consequences for a holder that is a financial institution, insurance company, collective investment scheme, pension scheme, charity or tax-exempt organization, (d) assumes that a holder is not an officer or employee of the Company (nor of any related company) and has not (and is not deemed to have) acquired the ordinary shares by virtue of an office or employment, and (e) assumes that a holder does not control or hold (and is not deemed to control or hold), either alone or together with one or more associated or connected persons, directly or indirectly, an interest of 10% or more in the issued share capital (or in any class thereof), voting power, rights to profits or capital of the Company, and is not otherwise connected with the Company.

Taxation of Dividends

Income Tax. An individual holder of our ordinary shares who is not a UK Holder will not be chargeable to United Kingdom income tax on a dividend paid by the Company, unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the ordinary shares are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to United Kingdom income tax on a dividend received from the Company.

A dividend received by individual UK Holders will be subject to United Kingdom income tax. The rate of United Kingdom income tax that is chargeable on dividends received in the tax year 2024/2025 by an individual UK Holder who is (i) an additional rate taxpayer is 39.35%, (ii) a higher rate taxpayer is 33.75%, and (iii) a basic rate taxpayer is 8.75%. An individual UK Holder may be entitled to a tax-free dividend allowance (in addition to their personal allowance) of £500 for the tax year 2024/2025, being the amount of dividend income that the relevant individual can receive before United Kingdom income tax is payable. Dividends within the dividend allowance will still count towards the relevant individual’s basic, higher or additional rate bands, however. An individual’s dividend income is treated as the top slice of their total income that is chargeable to United Kingdom income tax. Dividends which are covered by an individual’s personal income tax allowance do not count towards and are ignored for the dividend allowance.

Corporation Tax. A UK Holder within the charge to United Kingdom corporation tax may be entitled to exemption from United Kingdom corporation tax in respect of dividend payments in respect of an ordinary share. If the conditions for the exemption are not satisfied or such UK Holder elects for an otherwise exempt dividend to be taxable, United Kingdom corporation tax will be chargeable on the dividend. The main rate of corporation tax of 25% applies to companies with profits in excess of £250,000. A lower rate of corporation tax of 19% applies to companies with profits of up to £50,000, and a marginal scaled rate between 19% and 25% will apply to companies with profits between £50,000 and £250,000. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

A corporate holder of our ordinary shares that is not a UK Holder will not be subject to United Kingdom corporation tax on a dividend received from the Company, unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary shares are attributable. In these circumstances, such holder may, depending on its individual circumstances and if the exemption from United Kingdom corporation tax discussed above does not apply, be chargeable to United Kingdom corporation tax on dividends received from the Company.

Taxation of Disposals

UK Holders. A disposal or deemed disposal of our ordinary shares by an individual UK Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of United Kingdom capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of our ordinary shares are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level at which the annual exempt amount for United Kingdom capital gains tax (the “annual exempt amount”) is set by the United Kingdom government for that tax year. The annual exempt amount for the 2024/2025 tax year is £3,000. If, after all allowable deductions, an individual UK Holder’s total taxable income for the relevant tax year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an ordinary share is taxed at the rate of 24%. In other cases, a taxable capital gain accruing on a disposal of our ordinary shares for individual UK Holders may be taxed at the rate of 10% (which is anticipated to rise to 14% and then 18% for disposals made, or deemed to be made, on or after April 6, 2025 and April 6, 2026, respectively) or the rate of 24% or at a combination of both rates.

An individual UK Holder who ceases to be resident in the United Kingdom (or who fails to be regarded as resident in a territory outside the United Kingdom for the purposes of double taxation relief) for a period of less than five calendar years and who disposes of our ordinary shares during that period of temporary non-United Kingdom residence may be liable to United Kingdom capital gains tax on a chargeable gain accruing on such disposal on his or her return to the United Kingdom (or upon ceasing to be regarded as resident outside the United Kingdom for the purposes of double taxation relief) (subject to available exemptions or reliefs).

A disposal (or deemed disposal) of ordinary shares by a corporate UK Holder may give rise to a chargeable gain or an allowable loss for such holder for the purpose of United Kingdom corporation tax. The main rate of corporation tax of 25% applies to companies with profits in excess of £250,000. A lower rate of corporation tax of 19% applies to companies with profits of up to £50,000, and a marginal scaled rate between 19% and 25% will apply to companies with profits between £50,000 and £250,000. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

Any gain or loss in respect of currency fluctuations over the period of holding ordinary shares is also brought into account on a disposal.

Non-UK Holders. An individual holder who is not a UK Holder will not be liable to United Kingdom capital gains tax on capital gains realized on the disposal of ordinary shares unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the UK through a branch or agency in the United Kingdom to which the ordinary shares are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to United Kingdom capital gains tax on chargeable gains arising from a disposal of his or her ordinary shares.

A corporate holder of ordinary shares that is not a UK Holder will not be liable for United Kingdom corporation tax on chargeable gains realized on the disposal of ordinary shares unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary shares are attributable. In these circumstances, a disposal (or deemed disposal) of ordinary shares by such holder may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom corporation tax.

Inheritance Tax

The ordinary shares will be assets situated in the United Kingdom for the purposes of United Kingdom inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to United Kingdom inheritance tax, even if the holder is neither domiciled in the United Kingdom nor deemed to be domiciled there (under certain rules relating to long residence or previous domicile).

Stamp Duty and Stamp Duty Reserve Tax

The United Kingdom stamp duty, and stamp duty reserve tax, (“SDRT”), treatment of the issue and transfer of, and the agreement to transfer, an ordinary share outside a depositary receipt system or a clearance service is discussed in the paragraphs under “General” below. The stamp duty and SDRT treatment of such transactions in relation to such systems is discussed in the paragraphs under “Depositary Receipt Systems and Clearance Services” below.

General

An agreement to transfer an ordinary share will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser.

The transfer of an ordinary share would be subject to stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). The purchaser is liable to HMRC for the payment of the stamp duty (if any). No stamp duty would arise on the issue of ordinary shares.

If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional), any SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is canceled to avoid a double charge as the stamp duty has been paid.

Depositary Receipt Systems and Clearance Services

With effect from January 1, 2024, the 1.5% stamp duty and SDRT charge on the issue of securities (which was previously disapplied by European Union case law and Council Directive) was removed from the UK statute books by the way of a provisional resolution by the UK Parliament giving temporary effect to draft legislation which was subsequently passed into law by the Finance Act 2024 on February 22, 2024.

Where an ordinary share is transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee for, a person whose business is or includes issuing depositary receipts and that transfer is not integral to the raising of new capital by the Company, stamp duty or SDRT would generally be chargeable at the rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares. However, with effect from January 1, 2024, transfers of securities which are an “exempt capital-raising” transfer (broadly being transfers in the course of arrangements pursuant to which securities are issued by a company for the purpose of raising new capital), transfers of securities which are an “exempt listing” transfer (broadly being transfers in the course of qualifying listing arrangements (i.e., a first listing on certain recognized stock exchanges) where the beneficial ownership of the securities does not change), and transfers of shares out of treasury are all excluded from the 1.5% stamp duty or SDRT charge.

Any liability for stamp duty or SDRT in respect of a transfer into a clearance service or depositary receipt system, or in respect of a transfer within such a service, which does arise, will strictly be accountable to HMRC by the clearance service or depositary receipt system operator or their nominee, as the case may be, but will, in practice, be payable by the participants in the clearance service or depositary receipt system.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. Our reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit our website at https://www.redcloudtechnology.com. Information contained on, or that can be accessed through, our website or any other website is expressly not incorporated by reference into and is not a part of this annual report.

I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, which may result in potential losses arising from adverse changes in market rates, such as interest rates, foreign exchange rates and inflation and supply line factors. The effect of inflation and supply line factors and interest rates are described in Item 5. Operating and Financial Review and Prospects.

Interest Rate Risk

As of December 31, 2024, we had $832,675 in cash and cash equivalents. Our primary exposure to interest rate sensitivity affects the interest income we receive and is affected by changes in the general level of the Bank of England and the United States Fed Funds rate, affects bank interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and short-term restricted bank deposits or on our financial position or results of operations.

Foreign Currency Exchange Risk

Owing to the international scope of our operations, with our principal trading territories at present being in Nigeria, South Africa, Brazil and Argentina, fluctuations in exchange rates, particularly between the pound sterling and the U.S. dollar, as well as between the pound sterling and the Nigerian Naira, South African rand, Brazilian real and the Argentinean peso, may adversely affect us. As a result, our business and the price of our ordinary shares may be affected by fluctuations in foreign exchange rates, which may have a significant impact on the results of our operations and cash flows from period to period.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that David Chung-Hua Bolocan is an “audit committee financial expert,” as that term is defined by the SEC rules.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to our principal executive and financial officers, and that also applies to all of our employees. The Code of Ethics is publicly available on our website at www.redcloudtechnology.com and is filed as an exhibit to this annual report. We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Turner, Stone & Company, L.L.P., located in Dallas, Texas, has served as RedCloud Holdings plc’s auditor since December 28, 2023.

The following are Turner, Stone & Company, L.L.P.’s fees for 2024 and 2023:

	Year ended December 31,
	2024	2023
Audit fees (1)	$200,000	$156,250
Tax fees (2)	-	-
Total	200,000	156,250

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with the audit of our annual consolidated financial statements for 2024 and 2023, certain procedures regarding our annual report submitted on Form 20-F, and consultation concerning financial accounting and reporting standards.

(2)	“Tax fees” include fees for professional services rendered and performed during the period by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves a maximum amount for certain potential services and approval is provided prior to any service performed by the independent accountant. Prior to any engagement of the independent accountant by the Company or its subsidiaries to render audit or non-audit services, a detailed description of the particular service to be performed as well as the fee structure are pre-approved by the Company’s audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on Nasdaq, we have the option to follow certain UK corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the following requirements:

●	We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Amended and Restated Articles of Association and the Companies Act 2006 (the “Companies Act”) provide alternative quorum requirements that are generally applicable to meetings of shareholders.

●	We do not intend to follow Nasdaq Rule 5635(c) regarding shareholder approval requirements for the issuance of securities in connection with a share option or purchase plan that is established or materially amended or other equity compensation arrangement is made or materially amended. Pursuant to the Companies Act, we cannot allot shares or grant rights to subscribe for or to convert any security into shares in the Company without an ordinary resolution of the shareholders.

●	We do not intend to follow Nasdaq Rule 5635(d) regarding shareholder approval requirements for the issuance of more than 20% of the outstanding ordinary shares of the issuer. Pursuant to the Companies Act, we cannot allot shares or grant rights to subscribe for or to convert any security into shares in the Company without an ordinary resolution of the shareholders.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers.

We expect to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the rules and regulations adopted by the SEC and other existing rules. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

We have an insider tradition policy governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees. Our insider trading policy is filed as an exhibit to this Form 20-F.

ITEM 16K. CYBERSECURITY

Risk Management

We understand the importance of preventing, assessing, identifying, and managing material risks associated with cybersecurity threats. Processes to manage risks from cybersecurity threats have been incorporated as a part of our overall risk assessment process. Our cybersecurity risks include theft of business data, fraud or extortion, lack of access to our information systems, harm to employees, harm to business partners, violation of privacy laws, potential reputational damage, and litigation or other legal risk if a cybersecurity incident were to occur. It is difficult to assign a monetary materiality assessment to these risks or to the impact if we were to sustain a breach of our systems. Our approach is based on the premise that any cybersecurity incident could result in material harm to our company.

Threats to security, confidentiality, and availability are identified and assessed as part of our annual and routine risk assessments. Our annual risk assessment is performed by using the ISO27001 risk assessment as a basis for risk identification, which is conducted by a trusted third-party provider to test our enterprise and product security controls. Additionally, our employees go through cybersecurity awareness training as part of their onboarding procedures. We also try to stay ahead of emerging cyber threats by continuously updating our security measures and investing in the latest technologies. We believe this proactive approach will help us be prepared to defend against new types of attacks, keeping our customers’ data secure.

Matters determined to present potential material impacts to our financial results, operations, and/or reputation would immediately be reported by our cybersecurity team and escalated, as appropriate. In relation to security incident levels P0 - P4, the following escalation framework will be evoked, as outlined in the table below:

In addition, we have established procedures to ensure that members of our management responsible for overseeing the effectiveness of disclosure controls are informed in a timely manner of known cybersecurity risks and incidents that may materially impact our operations and that timely public disclosure is made, as appropriate. We procure third-party insurance policies to cover operations-related risks such as cybersecurity and data breaches.

We manage significant and persistent cybersecurity risks due to the need to protect our business, including our intellectual property and intellectual property of others that is licensed for our use, our confidential information and information concerning our personnel and others with whom we conduct business. As other technology companies we occasionally face threats from actors who seek to disrupt our business as well as others who are engaging in malicious activities or for reputation damage. Disclose of certain information as a result of a cybersecurity breach may result in a breach of privacy laws. The substantial level of harm that could occur to us and our suppliers and customers were we to suffer impacts of a material cybersecurity incident; and our use of third-party products, services and components requires us to maintain robust governance and oversight of these risks and to implement mechanisms, technologies and processes designed to help us assess, identify, and eliminate these risks.

While we have not, as of the date of this annual report, experienced a cybersecurity threat or incident that resulted in a material adverse impact to our business or operations, we cannot assure you that we will not experience such an incident in the future. We have seen an increase in cyberattack volume, frequency, and sophistication. We seek to detect and investigate unauthorized attempts and attacks against our network, products, and services, and to prevent their occurrence and recurrence where practicable through changes or updates to our internal processes and tools and changes or updates to our products and services; however, while diligently taking actions to eliminate and reduce cyber risks, we remain potentially vulnerable to known or unknown threats. In some instances, we, our suppliers, our customers, and the users of our products and services can be unaware of a threat or incident or its magnitude and effects. Further, there are increasing regulation requirements regarding responses to cybersecurity incidents, including reporting to regulators, which could subject us to additional liability and reputational harm.

Governance

We aim to incorporate industry best practices throughout our cybersecurity program. Our cybersecurity strategy focuses on implementing effective and efficient controls, technologies, and other processes to assess, identify, and manage material cybersecurity risks.

Our cybersecurity program is designed to be aligned with applicable industry standards, and we have engaged outside sources to assist in this effort. We have processes in place to assess, identify, manage, and address material cybersecurity threats and incidents.

We monitor issues that are internally discovered or externally reported that may affect our products and have processes to assess those issues for potential cybersecurity impact or risk. We also have a process in place to manage cybersecurity risks associated with third-party service providers. We are in the process of implementing additional technical and organizational security measures to follow our information security program.

Under our cybersecurity governance framework, the Audit Committee, in its charter, is empowered to implement and oversee our cybersecurity and information security policies and periodically review their compliance and mitigate potential cybersecurity threats.

Our CISO, who is a third party engaged by us, leads the strategy and guidelines, and works with senior management and IT engineering, to operate and implement cybersecurity of the Company. The CISO is responsible for handling the risk management by assessment, analysis, reporting, managing the cyber protection following the relevant requirements, the work with the Information Technology team, implementing information security awareness among the employees, and updating the company’s security policies. Our CISO provides annual analysis and updates to the management on our cybersecurity and information security policies and programs, as well as ad hoc updates on information security and cybersecurity matters.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See Index to Financial Statements on Page F-1

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1**	Articles of Association of RedCloud Holdings plc, adopted on December 9, 2024 (incorporated by reference to Form F-1/A filed February 27, 2025)
4.1**	Form of Representative’s Warrant (incorporated by reference to Form F-1/A filed February 27, 2025)
10.1**	Form of Service Agreement with Mr. Justin Floyd (incorporated by reference to Form F-1/A filed February 27, 2025)
10.2**	Form of Service Agreement with Ms. Soumaya Hamzaoui (incorporated by reference to Form F-1/A filed February 27, 2025)
10.3**	Form of Service Agreement with Mr. Sukhvinder Gill (incorporated by reference to Form F-1/A filed February 27, 2025)
10.4**	Form of Service Agreement with Mr. Neil Woodman (incorporated by reference to Form F-1/A filed February 27, 2025)
10.6**	Form of Option Exchange Agreement (incorporated by reference to Form F-1/A filed February 27, 2025)
10.7**	2024 Equity Incentive Plan (incorporated by reference to Form F-1/A filed February 27, 2025)
10.8**	Form of RTL Enterprise Management Incentive Plan (incorporated by reference to Form F-1/A filed February 27, 2025)
10.9**	Form of RTL Share Option Plan for Contractors (incorporated by reference to Form F-1/A filed February 27, 2025)
10.10**	Form of Non-Executive Director Offer Letter (incorporated by reference to Form F-1/A filed February 27, 2025)
11.11**	Form of Director Offer Letter with Prem Parameswaran (incorporated by reference to Form F-1/A filed February 27, 2025)
12.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
12.2*	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
13.1*	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350
14.1**	Code of Ethics of RedCloud Holdings plc (incorporated by reference to Form F-1/A filed February 27, 2025)
19.1**	Insider Trading Policy of RedCloud Holdings plc (incorporated by reference to Form F-1/A filed February 27, 2025)
97.1*	Compensation Clawback Policy

*	Filed here within.
**

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 16, 2025	REDCLOUD HOLDINGS PLC

	By:	/s/ Justin Floyd
Justin Floyd
Chief Executive Officer

Redcloud Holdings Plc

CONSOLIDATED Financial Statements

As of and for the Years Ended December 31, 2024, and 2023

96

REDCLOUD HOLDINGS PLC

97

Report of Independent Registered Public Accounting Firm

Board of Directors

RedCloud Holdings plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RedCloud Holdings plc as of December 31, 2024, and 2023, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of RedCloud Holdings plc as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses, a working capital deficit and stockholders’ deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to RedCloud Holdings plc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. RedCloud Holdings plc is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Turner, Stone & Company, L.L.P

PCAOB ID: 76

We have served as RedCloud Technologies, Ltd.’s and Redcloud Holdings plc’s auditor since 2023.

Dallas, Texas,

May 16, 2025

REDCLOUD HOLDINGS PLC

CONSOLIDATED Balance Sheets

	December 31,	December 31,
(In United States dollars, except shares and par value)	2024	2023
ASSETS
Current Assets:
Cash and cash equivalents	$800,735	$554,724
Restricted cash	31,936	32,426
Accounts receivables and other receivables, net	5,528,826	1,616,167
Income taxes receivable	1,657,829	267,084
Other current assets	2,778,826	115,743
Total Current Assets	10,798,152	2,586,144

Non Current Assets:
Property and equipment, net	593,357	127,148
Intangible assets, net	6,168,534	4,624,179
Total Non Current Assets	6,761,891	4,751,327
Total Assets	$17,560,043	$7,337,471

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	3,373,487	1,010,469
Voucher payable	6,477,256	1,478,688
Accrued expenses	3,128,515	1,021,249
Value-added tax payable	32,387	702,628
Other current liabilities	143,073	85,717
Shareholder loans payable	50,057,013	15,682,351
Short-term borrowings	558,206	544,731
Total Current Liabilities	63,769,937	20,525,833

Convertible Shareholder loans, at fair value	22,560,124	9,380,301
Total Non current Liabilities	22,560,124	9,380,301
Total Liabilities	86,330,061	29,906,134

Commitments and Contingencies (Note 15)

Stockholders’ Deficit:
Common stock; £0.002 par value, 25,000,042 and 21,667,738 issued and outstanding as of December 31, 2024 and 2023, respectively	65,280	56,798
Additional paid-in capital	74,374,429	73,108,399
Accumulated deficit	(148,420,321)	(97,704,625)
Accumulated other comprehensive income	5,210,594	1,970,765
Total Stockholders’ Deficit	(68,770,018)	(22,568,663)
Total Liabilities and Stockholders’ Deficit	$17,560,043	$7,337,471

The accompanying notes are an integral part of these financial statements.

REDCLOUD HOLDINGS PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31,	December 31,
	2024	2023
Revenue	$46,499,285	$19,807,466

Operating expenses:
General and administrative	3,922,348	953,437
Salaries, benefits, contractor costs	19,256,255	14,319,704
Marketing and commissions	52,918,949	24,810,603
Travel	1,930,598	1,361,696
Professional fees	2,112,047	809,974
Product and technology development	3,126,087	1,950,119
Depreciation and amortization	1,881,323	1,247,813
Total operating expenses	85,147,608	45,453,346
Net loss from operations	(38,648,323)	(25,645,880)

Other expense:
Interest (income)/expense	3,120,054	1,452,458
Loss on Debt Extinguishment	4,377,051	-
Loss from change in fair-value of convertible shareholder loans	5,951,087	4,646,994
Foreign currency loss	470,219	1,042,747
Net loss before income taxes	(52,566,734)	(32,788,079)

Income tax benefit*	1,851,038	402,184
Net loss	$(50,715,696)	$(32,385,895)

Loss per Share
Loss per Share, basic and diluted	$(2.09)	$(1.69)
Weighted-average common shares outstanding, basic and diluted	24,297,063	19,172,619

*	Due to research and development costs in the UK

The accompanying notes are an integral part of these financial statements.

F-3

REDCLOUD HOLDINGS PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	December 31,	December 31,
	2024	2023

Net Loss	$(50,715,696)	$(32,385,895)
Foreign currency translation adjustment net of tax	3,239,829	866,410
Comprehensive loss	$(47,475,867)	$(31,519,485)

The accompanying notes are an integral part of these financial statements.

REDCLOUD HOLDINGS PLC

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Deficit
Balances, January 1, 2023	17,225,210	$45,746	$49,722,969	$(65,318,730)	$1,104,355	$(14,445,660)
Common stock issued	520,000	1,294	2,586,018	-	-	2,587,312
Conversion of shareholder loan into common shares	3,922,528	9,758	21,169,170	-	-	21,178,928
Stock-based compensation	-	-	68,840	-	-	68,840
Extinguishment of debt	-	-	(438,598)	-	-	(438,598)
Net loss	-	-	-	(32,385,895)	-	(32,385,895)
Foreign currency Translation adjustment, net of tax	-	-	-	-	866,410	866,410
Balances, December 31, 2023	21,667,738	$56,798	$73,108,399	$(97,704,625)	$1,970,765	$(22,568,663)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Deficit
Balances, January 1, 2024	21,667,738	$56,798	$73,108,399	$(97,704,625)	$1,970,765	$(22,568,663)
Common stock issued	3,332,305	8,482	(8,482)	-	-	-
Stock-based compensation	-	-	1,275,425	-	-	1,275,425
Net loss	-	-	-	(50,715,696)	-	(50,715,696)
Foreign currency Translation adjustment, net of tax	-	-	(913)	-	3,239,829	3,238,916
Balances, December 31, 2024	25,000,043	$65,280	$74,374,429	$(148,420,321)	$5,210,594	$(68,770,018)

The accompanying notes are an integral part of these financial statements.

REDCLOUD HOLDINGS PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,	December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(50,715,696)	$(32,385,895)
Adjustments reconcile net loss to cash used in operating activities:
Depreciation and amortization	1,881,323	1,247,813
Stock-based compensation	1,275,425	68,840
Bad debt expense	44,457	259,052
Loss from change in fair-value of convertible shareholder loan	5,951,087	4,646,994
Non-cash loss on debt extinguishment	4,377,051	-
Accrued interest expense on shareholder loans	1,957,401	1,341,913
Shareholder loan debt discounts	192,632	-
Unrealised loss/(gains)	(488,158)	101,511
Changes in operating assets and liabilities:
Accounts receivable and other receivables	(3,957,116)	(1,675,239)
Other current assets	(2,663,083)	(99,797)
Accounts payable and vouchers payable	7,361,586	2,938,930
Accrued expenses	2,107,266	1,817,290
Value-added tax payable	(670,241)	87,740
Income taxes receivable	(1,390,745)	(260,979)
Other current liabilities	57,356	(125,761)
Net cash used in operating activities	(34,679,455)	(22,037,588)

Cash flows from investing activities:
Purchases of property and equipment	(629,958)	(101,178)
Purchases of intangible assets	(3,261,930)	(1,497,213)
Net cash used in investing activities	(3,891,888)	(1,598,391)

Cash flows from financing activities:
Proceeds from issuance of common stock	-	2,587,312
Proceeds from issuance of debt (convertible loans)	7,228,736	5,599,942
Proceeds from shareholder loan	27,820,784	11,619,145
Net cash provided by financing activities	35,049,520	19,806,399

Effect of exchange rate changes on cash and cash equivalents	3,767,344	2,167,009

Change in cash and cash equivalents during the year	245,521	(1,662,571)
Cash and cash equivalents, beginning of year	587,150	2,249,721

Cash, end of year	$832,671	$587,150

The accompanying notes are an integral part of these financial statements.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 1 - Nature of business

RedCloud Holdings plc (“RedCloud Holdings” or the “Parent Company”), together with its wholly-owned subsidiaries (collectively, the “Company” or “RedCloud Group”), operates a cloud-based, business-to-business open commerce platform, RED101. The Company’s platform facilitates digital commerce in Nigeria, South Africa, Brazil, Peru, and Argentina, with supporting operations and cost centers located in the United Kingdom and Portugal.

RedCloud Technologies Ltd (“RedCloud Technologies”) was incorporated in the United Kingdom on February 3, 2014, and historically served as the operating and holding entity of the RedCloud Group. On April 14, 2024, a corporate restructuring was completed pursuant to which RedCloud Holdings plc, a private company limited by shares incorporated under the laws of England and Wales, was formed as the new ultimate parent of the RedCloud Group. RedCloud Holdings plc was established to facilitate future strategic and capital market initiatives, including potential public listing activities. This restructuring had no impact on the underlying operations of the business.

The Company provides services through the RED101 platform, enabling commerce between registered users. Buyers (typically small-to-medium merchants) can purchase fast-moving consumer goods (“FMCG”) from Sellers (brands and distributors) listed on the platform. RedAds™ allows Sellers to promote targeted offers, while RedInsights provides data analytics and insights drawn from over 50,000 individual market data points in real-time. The Company also offers digital financial solutions under RedPay, including e-wallet services and access to localized payment networks.

The Company generates revenue primarily through transaction-based commissions calculated as a percentage of the value of goods sold via RED101.

Note 2 - Summary of significant accounting policies

Basis of presentation - These consolidated financial statements (“financial statements”) have been presented in United States dollars (“$” or “USD”) unless otherwise indicated and are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain reclassifications have been made to prior period consolidated financial statements to conform to the current period presentation.

Going concern - The Company has made significant investments in technology and people to enable it to continue to achieve notable sales growth, these conditions still raise substantial doubt regarding the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to utilize the resources in place of generating future profitable operations, to develop additional acquisition opportunities, and to obtain the necessary financing to meet its obligations and repay its liabilities arising from business operations when they come due.

The Company’s consolidated financial statements included have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company generated a net loss of $50,715,696 for the year ended December 31, 2024, as compared to a net loss of $32,385,895 for the year ended December 31, 2023.

As of December 31, 2024, the Company had a stockholders’ deficit of $68,770,018 working capital deficiency of $52,971,785 and cash used in operating activities of $34,679,455. The largest component of current liabilities creating this working capital deficiency is by way of loans from a long-term shareholder.

Management believes the Company will be able to continue to develop new opportunities and will be able to obtain additional funds through debt and / or equity financing to facilitate its business strategy. These consolidated financial statements do not include any adjustments to the recorded assets or liabilities that might be necessary should the Company have to curtail or be unable to continue operations.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 2 - Summary of significant accounting policies (continued)

Basis of consolidation - These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions were eliminated in consolidation. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement in the entity and can affect those returns through its power to direct the relevant activities of the entity. Subsidiaries are included in the consolidated financial results of the Company from the date of acquisition up to the date of disposition or loss of control.

At December 31, 2024, and 2023, the Company had the following subsidiaries:

Subsidiaries	Country of Incorporation	Ownership % 2023	Ownership % 2024	Functional Currency
Marketplace Technologies Nigeria Limited	Nigeria	100	100	Nigerian Naira
RedCloud Peru S.A.C	Peru	100	100	Peruvian Sol
RedCloud Technology Argentina SA	Argentina	100	100	United States Dollar
RedCloud IP Limited	United Kingdom	100	100	British Pound
RedCloud Technologies Brazil Servicos Digitais Ltda	Brazil	100	100	Brazilian Real
RedCloud Technologies (Pty) Ltd	South Africa	100	100	South African Rand
RedCloud Technologies (Portugal) Unipessoal Lda	Portugal	100	100	European Euro
RedCloud Technologies, Inc.	United States	100	100	United States Dollar
RedCloud Technologies UK Ltd	United Kingdom	100	100	British Pound

Basis of measurement - The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments measured at fair value when required as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the Company is required to calculate the estimated fair value of financial instruments or other financial statement items, it uses quoted market prices when available. When quoted market prices are not available, fair value is determined based on valuation techniques using the best information available and may include quoted market prices, market comparable, and discounted cash flow projections.

Fair Value Measurements - Financial Accounting Standards Board (“FASB”) / Accounting Standards Codification (“ASC”) 820 – Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. In accordance with ASC 820, we have categorized our financial assets and liabilities based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy as set forth below. If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 2 - Summary of significant accounting policies (continued)

Financial assets and liabilities recorded in the accompanying consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Financial instruments whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market which we have the ability to access at the measurement date.

Level 2 – Financial instruments whose values are based on quoted market prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets.

Level 3 – Financial instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the instrument.

As of December 31, 2024, and 2023, the carrying value of the Company’s financial assets and liabilities not measured at fair value approximated their fair value mainly because of their short-term maturity. These assets and liabilities included cash and equivalents, accounts receivable, accounts payable, and salaries and benefits payable, and taxes payable. The Company’s shareholder loans are stated at amortized cost, consistent with the terms of the agreement.

The Company elected the fair value option to record its convertible shareholder loan balances at fair value. The elections were held at the inception date of each loan. Changes in fair value of these loans are recorded each reporting period on a recurring basis in the consolidated statement of operations, which includes contractual interest in the loan agreements as well as fair value changes. See additional fair value discussion in Note 9 for these loans.

Use of Estimates - The preparation of the consolidated financial statements are prepared in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, accounting for allowance for doubtful accounts, share-based compensation, convertible shareholder loans, at fair value, and capitalized development costs. Actual results could differ from those estimates.

Cash, cash equivalents and restricted cash - The Company considers all highly liquid investments with an original maturity of three months or less when purchased, consisting primarily of deposits held at call with banks and other short-term liquid investments, to be cash equivalents.

The Company’s management assesses balances for credit losses included in cash and cash equivalents, except for those recorded at fair value with impact on the statement of operations, based on a review of the average period for which the financial asset is held, credit ratings of the financial institutions and probability of default and loss given default models. The Company did not recognize any credit loss on the cash and cash equivalents for the years ended December 31, 2024, and 2023.

The Company has a letter of guarantee signed by Redcloud Peru S.A.C. and ENTEL PERU S.A.C. for the amount of S/. 120,000.00 soles to guarantee the contract for virtual mobile top-ups services on the Redcloud platform. The balance of restricted cash on December 31, 2024, and 2023, was $31,936 and $32,426, respectively, with no movement in the year of 2024.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 2 - Summary of significant accounting policies (continued)

Allowance for credit losses - Accounts receivable is recognized initially at fair value and subsequently measured at amortized cost, less any provisions. Provisions are estimated using the allowance for current expected credit losses (“CECL”) where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date. Estimates of expected credit losses consider the Company’s collection history by country and customer, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. The Company utilizes a provision matrix by country to estimate lifetime CECL’s for accounts receivables.

Changes in the allowance are recognized as bad debt expense in the consolidated statements of operations. When the Company determines that no recovery of the amount owed is possible, the amount is deemed irrecoverable, and the financial asset is written off. The write-off policy varies by country, which could be a statutory period of time, while in other countries this is determined by judgment or otherwise when discharged by bankruptcy or other legal proceedings.

Concentration of credit risk - Cash and cash equivalents, and accounts receivable are potentially subject to credit risk. A substantial portion of the Company’s cash balance is held with a single financial institution in the United Kingdom on December 31, 2024, and 2023, and at least 15% of the Company’s cash held in Peru and Nigeria on December 31, 2024. The Company believes the cash balances are liquid.

Property and equipment, net - Property and equipment are recorded at their acquisition cost and depreciated over their estimated useful lives using the straight-line method. Repair and maintenance costs are expensed as incurred.

Leases - The Company determines if an arrangement is a lease at inception. For the years ended December 31, 2024 and 2023, the Company determined its arrangements for office space are service agreements, and outside the scope of lease accounting and FASB ASC 842. As such, there are no amounts recorded for the right of use assets or lease liabilities. Costs associated with these arrangements are included in general and administrative expenses on the consolidated statements of operations.

Intangible assets - Intangible assets consist of software development costs, which are valued at historical cost. Intangible assets with definite useful life are amortized over the period of estimated benefit to be generated by those assets and using the straight-line method; their estimated useful life is five years. Development expenditure is capitalized during the application development stage, which includes costs such as design, coding, hardware installation and testing. See disclosure of the Company’s intangible assets subject to amortization in Note 6, Intangible Assets.

The Company’s “Product and technology development” costs on the consolidated statements of operations include costs to operate and maintain the ecommerce site, as well as costs that are not eligible for capitalization and are expensed as incurred.

Impairment of long-lived assets - The Company reviews long-lived assets for impairments whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The impairment evaluation is performed at the lowest level of identifiable cash flows independent of other assets. The recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If such asset is considered to be impaired on this basis, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of such asset. As of December 31, 2024, and 2023, there were no events or changes in circumstances that indicate that the carrying value of an asset may not be recoverable.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 2 - Summary of significant accounting policies (continued)

Share-based payments – Share-based compensation to employees, contractors and the Company’s Board of Directors are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

The Company operates an employee stock option plan. The corresponding shared-based compensation is recorded as an increase in additional paid-in capital, and the expense is recorded in the consolidated statements of operations within general and administrative expense over the vesting period. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions.

Accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition. Compensation cost is accrued if it is probable that the performance condition will be achieved and is not accrued if it is not probable that the performance condition will be achieved. Performance conditions that restrict the ability of the award holder to exercise the option unless stated events occur (such as a change in control, public offering of the Company’s common shares, or other exit event) are deemed not probable to occur until they occur. Such conditions also affect the vesting period and expected life of the options for accounting purposes, which is calculated with respect to the passage of time from the grant date until the date the awards is exercisable by the award holder.

For awards with graded vesting schedules, the Company has elected to calculate the fair value as a single award and recognize expense over the total expected vesting period rather than in tranches. The Company has elected to recognize forfeitures as they occur. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Stock-based compensation cost is measured at the grant date based on the estimated fair value of the award and is recognized as an expense over the vesting period on a straight-line basis. The Company recognizes compensation expense for all stock-based awards with graded or cliff vesting, net of estimated forfeitures if applicable.

Upon exercise of a stock option, the proceeds received are credited to common stock and additional paid-in capital (APIC). The Company issues new shares upon exercise; there have historically been no treasury shares.

Forfeitures and expirations of stock options do not result in reversal of previously recognized compensation expense. Any previously recognized amounts remain in APIC.

Income Taxes

Deferred Income Taxes - Overall

The Company is subject to income taxes in the United Kingdom (“UK”), where the Parent Company is domiciled and the foreign jurisdictions of the Company’s subsidiaries. The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for temporary differences between financial statement carrying amounts and the tax basis assets, liabilities, and loss carryforwards at income tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred income taxes from a change in tax rates is recognized in income tax (expense) benefit in the period that includes the enactment date.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 2 - Summary of significant accounting policies (continued)

The Company’s income tax (expense) benefit consists of income taxes that are currently payable or refundable, and the change during the reporting of the Company’s deferred income tax assets and liabilities.

Deferred Income Taxes – Valuation Allowance

Management evaluates the realizability of net deferred income tax assets to determine if a valuation allowance is required. We assess whether a valuation allowance should be established based on the consideration of all available evidence using a “more-likely-than-not” standard, with significant weight being given to evidence that can be objectively verified. Since we operate in multiple jurisdictions, we assess the need for a valuation allowance on a jurisdiction-by-jurisdiction basis, considering the effects of local tax law. In connection with Management’s assessment, factors such as the nature, frequency, and magnitude of current and cumulative losses on an individual subsidiary basis, projections of future taxable income, the duration of statutory carryforward periods, as well as feasible tax planning strategies that would be employed by the Company to prevent tax loss carryforwards from expiring.

Deferred Income Taxes – Undistributed Earnings from Foreign Subsidiaries

Management assesses whether undistributed earnings from its foreign subsidiaries will be reinvested indefinitely or eventually distributed to the UK Parent. The Company is required to record a deferred tax liability for undistributed earnings from foreign subsidiaries that will not be reinvested indefinitely and will be eventually repatriated to the UK Parent.

Deferred Income Taxes – Uncertain Income Tax Positions

The Company recognizes an income tax benefit for an income tax position taken or expected to be taken on an income tax return if the more-likely-than-not recognition threshold is met by the end of the reporting period, or is effectively settled through examination, litigation, or negotiation, or if the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The income tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

Penalties and interest related to uncertain income tax positions are recorded as an expense. Significant judgment is required in the identification of uncertain income tax positions and in the estimation of penalties and interest on uncertain income tax positions.

Comprehensive loss - Comprehensive loss is comprised of two components, net income (loss) and other comprehensive income (loss). This last component is defined as all other changes in the equity of the Company that result from transactions other than with shareholders. Other comprehensive income (loss) includes the cumulative foreign currency translation adjustments relating to the translation of the consolidated financial statements of the Company’s foreign subsidiaries outside of the United Kingdom.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 2 - Summary of significant accounting policies (continued)

Reporting and foreign currency - The Parent Company entity’s functional currency is the Great British Pound, however as an anticipated foreign private issuer with the SEC, the Company elects to report in US dollars as permitted by SEC Regulation S-X 210.3. All the Company’s foreign operations have determined the local currency to be their functional currency, except for Argentina, which is discussed in more detail below. Accordingly, the foreign subsidiaries with local currency as functional currency translate assets and liabilities from their local currencies into US dollars by using year-end exchange rates while income and expense accounts are translated at the average monthly rates in effect during the year, unless exchange rates fluctuate significantly during the period, in which case the exchange rates at the date of the transaction are used. The resulting translation adjustment is recorded as a component of other comprehensive income (loss). Gains and losses resulting from transactions denominated in non-functional currencies are recognized in earnings in the consolidated statements of operations as foreign currency loss (gain).

Argentine currency status - The Company reports its Argentine operations as highly inflationary status in accordance with US GAAP for the years ended December 31, 2024, and 2023, and changed the functional currency for its Argentine subsidiary from Argentine Pesos to the United States Dollar, which is the appropriate functional currency of the entity based on the highly inflationary status. Transactions are then converted to the US Dollar, which is the reporting currency of its Parent Company. Argentina’s three-year cumulative inflation rate for the years ended December 31, 2024, and 2023 was 229.80% and 133.50%, respectively, based on data from the International Monetary Fund.

Argentine exchange regulations - In the second half of 2019, the Argentine government instituted exchange controls restricting the ability of companies and individuals to exchange Argentine Pesos for foreign currencies and their ability to remit foreign currency out of Argentina. An entity’s authorization request to the Central Bank of Argentina (“CBA”) to access the official exchange market to make foreign currency payments may be denied depending on the circumstances. As a result of these exchange controls, markets in Argentina developed trading mechanisms, in which an entity or individual buys US dollar denominated securities in Argentina (i.e. shares, sovereign debt) using Argentine peso, and subsequently sells the securities for US dollars, in Argentina, to access

US dollars locally, or outside Argentina, by transferring the securities abroad, prior to being sold (the latter commonly known as Blue-Chip Swap Rate). The Blue-Chip Swap Rate has diverged significantly from Argentina’s official exchange rate (commonly known as exchange spread).

The Company uses Argentina’s official exchange rate to account for transactions in its Argentine business, which as of December 31, 2023, reflected a devaluation of approximately 358% against the U.S. dollar. During the year ended December 31, 2024, the Argentine peso further depreciated by approximately 27% based on official exchange rates from the Argentine Central Bank.

Revenue recognition - The Company’s revenue comes from a single product offering – the final value fees of sales that occurs on its ecommerce platform. See disaggregation of the Company’s revenue in Note 10, Reportable Segments.

The Company enters written contracts with platform sellers entitling the Company to a stated percentage of the platform seller’s sales on the Company’s ecommerce platform (“final value fees”). The Company has one performance obligation to its Sellers on the Marketplace platform and this performance obligation is to connect buyers and sellers on the Company’s ecommerce platform.

The Company recognizes revenue when it transfers control of promised goods or services to customers. The Company’s compensation of final value fees is recognized at the point in time when an item is sold on the platform, satisfying this performance obligation.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 2 - Summary of significant accounting policies (continued)

Revenue is recognized in an amount that reflects the consideration to which the Company expects to be entitled. Revenue is recognized net of any taxes collected, which the Company subsequently remits to governmental authorities. The Company invoices the platform sellers monthly based on the contracted percentage based final value fee of transaction activity occurring on the Company’s ecommerce platform. Payments are due from customers within 30 to 90 days.

The Company provides incentives to buyers and sellers in various forms including discounts on fees, discounts on items sold, coupons and rewards. Evaluating whether a promotion or incentive is a payment to a customer may require significant judgment. Promotions and incentives that are consideration payable to a customer (platform seller) are recognized as a reduction of revenue at the later date of when revenue is recognized or when the Company pays or promises to pay the incentive. Promotions and incentives to platform buyers on our platform, to whom the Company has no performance obligation, are recognized as marketing and commissions expense and are recorded on the consolidated statements of operations under the “Marketing and commissions” caption.

The Company determined it is an agent regarding sales transactions on its ecommerce platform and not a principal. As such, the Company’s revenue reflects only the final value fees and not the gross transaction value of products and services sold on the platform.

The Company elected as a permitted practical expedient to not adjust the customer contract consideration for significant financing components when the period between the transfer of the Company’s services and customer payment is one year or less.

The Company elected as a permitted practical expedient to expense, as incurred, the costs of obtaining a customer contract such as sales commissions and other selling transaction costs when the amortization period of the assets otherwise would be one year or less. Accordingly, the Company has no assets recorded for costs to obtain a customer contract as there are no contracts where the underlying asset would have a life exceeding one year.

Segment Information - Operating segments are identified as components of an enterprise about which discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) in deciding resource allocation and assessing performance. The Company’s Chief Executive Officer is its CODM. The Company’s CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources, and evaluating financial performance. See “Note 10 - Reportable Segments” for the Company’s revenue segment disclosures.

Marketing and commissions costs - The Company expenses the costs of advertisements in the period during which the advertising space or airtime is used within Marketing and commissions costs on the consolidated statements of operations. Internet advertising expenses are recognized based on the terms of the individual agreements, which is generally over the greater of the ratio of the number of clicks delivered over the total number of contracted clicks, on a pay-per-click basis, or on a straight-line basis over the term of the contract. Marketing and commissions costs for the years ended December 31, 2024, and 2023 amounted to $52,918,949 and $24,810,603, respectively.

Offering Costs - Offering costs include the legal, accounting, printing, mailing and filing fees, charges of our escrow holder and transfer agent, the reimbursement of bona fide due diligence expenses of broker dealers and commissions of selling broker dealers. These offering costs will be accounted for as a deferred charge until the Company begins selling the respective shares from the Initial Public Offering (“IPO”) (see Note 17), after which the offering costs will be offset against proceeds received from the Offering in the consolidated statement of changes in stockholders’ equity (deficit).

Supplemental cash flow disclosures -

There was a GBP43,666 ($55,809) cash paid for interest expense in the years ended December 31, 2024, and $nil for 2023.

There was $nil and $nil cash paid for income taxes in the years ended December 31, 2024 and 2023, respectively.

Non-cash investing and financing activities: for the year ended December 31, 2024, there were no non-cash investing and financing activities.

During the year ended December 31, 2023, the Company converted $21,178,928 of shareholder loans into common shares of the Company.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 2 - Summary of significant accounting policies (continued)

Recently adopted accounting standards - During the year ended December 31, 2024, the Company did not adopt any new accounting standards issued by the Financial Accounting Standards Board (“FASB”) that had a material impact on its consolidated financial statements.

Recent accounting pronouncements not yet adopted - In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures”. The amendments in this update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses, as well as new segment disclosure requirements for entities with a single reportable segment. The amendments in this update are effective for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The guidance should be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company does not expect a significant impact upon adoption of this ASU.

In December 2023, the FASB issued the ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update provide more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information, requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The other amendments in this update improve the effectiveness and comparability of disclosures by adding disclosures of pretax income (or loss) and income tax expense (or benefit) and removing disclosures that no longer are considered cost beneficial or relevant. The amendments are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The guidance should be applied on a prospective basis while retrospective application is permitted. The Company is assessing the effects that the adoption of this accounting pronouncement may have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income – Expense Disaggregation Disclosures. The amendments in this update require public business entities to provide more detailed disclosures about the nature of certain income statement expenses, enhancing the transparency and usefulness of financial reporting. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The standard may be applied either prospectively or retrospectively to all prior periods presented. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

Note 3 - Accounts receivables and other receivables

The Company’s accounts and other receivable are recorded at amortized cost. The accounts and other receivables balance at December 31, 2024, consists of the following:

	December 31,	December 31,
	2024	2023
Accounts receivable	$5,611,980	$1,592,318
Other receivables	934	23,849
Total	5,612,914	1,616,167
Allowance for doubtful accounts	(84,088)	-
Total accounts receivables and other receivables, net	$5,528,826	$1,616,167

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 3 - Accounts receivables and other receivables (continued)

Changes in allowance for doubtful accounts in the year ended December 31, 2024, relate to establishing an additional allowance for expected credit losses. The Company has no amounts written-off that are still subject to collection enforcement activity at December 31, 2024. The Company’s December 31, 2024, aging of accounts receivable is as follows:

1-30 Days	$5,481,279
31-60 Days	25,670
61-90 Days	21,986
91-120 Days	5,998
121+ Days	77,981
Total accounts receivables	$5,612,914

The Company’s December 31, 2023 aging of accounts receivable is as follows:

1-30 Days	$1,526,461
31-60 Days	22,116
61-90 Days	53,071
91-120 Days	5,121
121+ Days	9,398
Total accounts receivables	$1,616,167

A continuity schedule of the allowance for expected credit losses for the years ended December 31, 2024, and 2023 is as follows:

	December 31,	December 31,
	2024	2023
Balance at January 1	$	$(9,097)
Current period additions for expected credit losses	-	(259,052)
Write-offs charges against allowance	(84,088)	268,149
Recoveries collected	-	-
Foreign exchange impacts	-	-
Balance at December 31	$(84,088)	$-

Note 4 - Other current assets

Other current assets consisted of the following at December 31:

	December 31,	December 31,
	2024	2023
Sales tax receivable	$509,333	$5,444
Prepayments	467,089	110,299
Deferred Offering Costs	1,802,404	-
Total Other current assets	$2,778,826	$115,743

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 5 - Property and equipment, net

Property and equipment consisted of the following at:

			Accumulated
December 31, 2024	Useful Lives	Cost	Depreciation	Net
Computer equipment	3 years	$886,085	$292,728	$593,357
Office equipment	3 years	2,878	2,878	-
		$888,963	$295,606	$593,357

			Accumulated
December 31, 2023	Useful Lives	Cost	Depreciation	Net
Computer equipment	3 years	$333,533	$206,385	$127,148
Office equipment	3 years	3,753	3,753	-
		$337,286	$210,138	$127,148

Depreciation expense for the years ended December 31, 2024 and 2023 was $163,748 and $48,100 and was recorded in the “Depreciation and amortization” caption on the consolidated statements of operations.

At December 31, 2024, and 2023, the Company’s property, plant and equipment had no significant restrictions on title or pledges as security for liabilities, there are no significant commitments for future purchases, and there were no significant disposals during the years ended December 31, 2024, and 2023.

Note 6 - Intangible assets, net

A continuity schedule of intangible assets at December 31, 2024, and 2023 is as follows:

	Capitalized Software Development
	2024	2023
Cost
Balance at January 1	$7,044,658	$5,238,748
Additions	3,367,579	1,497,211
Foreign exchange impact	(180,413)	308,699
Balance at December 31	10,231,825	7,044,658

Accumulated Amortization
Balance at January 1	2,420,479	1,133,487
Additions	1,717,575	1,199,713
Foreign exchange impact	(74,763)	87,279
Balance at December 31	4,063,290	2,420,479

Net Book Value at December 31	$6,168,534	$4,624,179

The Company’s intangible assets consist of capitalized software development costs for its hosted ecommerce platform with related ongoing functionality and enhancements. The gross cost of the intangible assets is amortized over their estimated useful lives of five years, as the Company does not expect the assets to have significant residual value.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 6 - Intangible assets, net (continued)

Amortization expense for the years ended December 31, 2024 and 2023 was $1,717,575 and $1,199,713 and was recorded in “Depreciation and amortization” caption on the consolidated statements of operations.

At December 31, 2024, the estimated aggregate amortization expense for each of the next five years is as follows:

December, 31
2025	$2,046,365
2026	1,888,359
2027	1,082,802
2028	788,172
2029	364,299
Thereafter	$-

Note 7 - Accrued expenses

Accrued expenses consisted of the following at

	December 31,	December 31,
	2024	2023
Accrued payables	$2,058,395	$529,267
Employment taxes payable	1,070,456	486,757
Other accrued expenses	(336)	5,225
Total accrued expenses	$3,128,515	$1,021,249

Certain employees of the Company’s United Kingdom legal entities participate in defined contribution pension plans. The Company recorded $52,348 and $11,908 in the years ended December 31, 2024 and 2023, respectively, in the caption “Salaries and wages” on the consolidated statement of operations related to its contributions to this plan.

Note 8 - Other current liabilities

Other current liabilities consisted of the following at:

	December 31,	December 31,
	2024	2023
Corporation taxes payable	$-	$-
Withholding tax payable	454,883	81,324
Other current liabilities	(311,810)	4,393
Total other current liabilities	$143,073	$85,717

Note 9 - Borrowings

Indebtedness and other financial liabilities consisted of the following at December 31, 2024, and 2023:

Unsecured Shareholder Term Loans

In December 2022, the Company entered into unsecured term loan agreements with certain shareholders to borrow £1,600,000 ($2 million), at a 10% interest rate over the term of the loan, with no cash payments due on the loan until its maturity in June 2023.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 9 - Borrowings (continued)

In February 2023, the Company entered into an unsecured term loan agreement with certain shareholders to borrow £1,300,000 ($1.6 million), at a 10% interest rate over the term of the loan, with no cash payments due on the loan until its maturity in June 2023.

In March 2023, the Company entered into an unsecured term loan agreement with certain shareholders to borrow £1,500,000 ($1.8 million), at a 10% interest rate over the term of the loan, with no cash payments due on the loan until its maturity in June 2023.

In April 2023, the Company entered into unsecured term loan agreements with certain shareholders to borrow £1,500,000 ($1.8 million), at a 10% interest rate over the term of the loan, with no cash payments due on the loan until its maturity in June 2023.

On the expiry of the terms of these loans, the loans were restated and consolidated, with rolled up interest, into a new unsecured term loan agreement expiring in December 2023 at a 10% interest rate over the term of the loan. The new restated consolidated loan agreement was in the amount of £6,490,000 ($8.1 million) comprising restated debt of £5,900 ($7,300) and rolled up interest of £590,000 ($738,000).

In July 2023, the Company entered into an unsecured term loan agreement with a shareholder to borrow £1,300,000 ($1.6 million), at a 10% interest rate over the term of the loan, with no cash payments due on the loan until its maturity in December 2023.

In August 2023, the Company entered into an unsecured term loan agreement with a shareholder to borrow £1,600,000 ($2 million), at a 10% interest rate over the term of the loan, with no cash payments due on the loan until its maturity in December 2023.

In November 2023, the Company entered into an unsecured term loan agreement with a shareholder to borrow £800,000 ($1 million), at a 10% per annum interest rate, with no cash payments due on the loan until its maturity, being the at then envisaged closing date of the Company’s proposed IPO.

In December 2023, the Company entered into an unsecured term loan agreement with a shareholder to borrow £1,500,000 ($1.8 million), at a 10% per annum interest rate, with no cash payments due on the loan until its maturity being the at then envisaged closing date of the Company’s proposed IPO.

On the expiry of the terms of (i) the June 2023 restated consolidated loan agreement (ii) the July 2023 unsecured term loan, and (iii) the August 2023 unsecured term loan, the loans were restated and consolidated, with rolled up interest, into a new unsecured term loan agreement expiring in June 2024 at a 10% interest rate over the term of the loan. The new restated consolidated loan agreement was in the amount of £10,329,000 ($12.9 million) comprising restated debt of £9,390,000 ($11.8 million) and rolled up interest of £930,000 ($1.2 million)

As of December 31, 2023, the outstanding unsecured term loans from shareholders were £12,629,000 ($15.8 million).

In January 2024, the Company entered into an unsecured term loan agreement with a shareholder to borrow £1,300,000 ($1.6 million), at a 10% per annum interest rate, with no cash payments due on the loan until its maturity being the at then envisaged closing date of the Company’s proposed IPO.

In May 2024, the Company entered into an unsecured term loan agreement with a shareholder to borrow £2,900,000 ($3.6 million), at a 10% per annum interest rate, with no cash payments due on the loan until its maturity being the at then envisaged closing date of the Company’s proposed IPO.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 9 - Borrowings (continued)

In June, July and August 2024, the Company entered into unsecured term loan agreements with a shareholder to borrow £9,000,000 ($11.2 million) (£3,000,000 ($3.7 million) respectively) at a 10% per annum interest rate, with no cash payments due on the loans until their maturity, being the closing of the Company’s proposed IPO.

In September 2024, following the expiry of the December 2023 restated consolidated loan agreement, the loan was restated and consolidated, with rolled up interest, into a new unsecured term loan agreement along with: (i) the November 2023 unsecured term loan, (ii) the December 2023 unsecured term loan, (iii) the January 2024 unsecured term loan, (iv) the May 2024 unsecured term loans, (v) the June 2024 unsecured term loan, (vi) the July 2024 unsecured term loan, and (vii) the August 2024 unsecured term loan.

The September 2024 restated consolidated loan agreement was in the overall amount of £26,901,566 ($33.6 million) comprising restated aggregated principal debt of £25,829,000 ($32.3 million), together with aggregate accrued interest on such principal amount (as of August 31, 2024) of £1,132,566 ($1.4 million).

The terms of the September 2024 restated consolidated loan agreement were inter alia:

(i)	Commencement date of September 1, 2024.
(ii)	interest at 15% per annum.
(iii)	an amount of up to £10,000,000 ($12.5 million) repayable on completion of the proposed IPO (the “Initial Repayment Amount”); and
(iv)	the amount outstanding following the payment of the Initial Repayment Amount to be repaid in full or, if relevant, in part on the earlier of:

1.	1 September 2029; or
2.	within 15 Business Days’ written notice from any Lender to the Company:

○	on the second anniversary of completion of the IPO; or
○	on each six-month period after the second anniversary of completion of the IPO; or
○	if completion of the IPO does not occur within 18 months of the date of the New Facility Agreement, the last day of each calendar month after such date which is 18 months of the New Facility Agreement.

In accordance with ASC 470-50, the Company evaluated whether the transaction qualified as a modification or extinguishment of debt. The present value of future cash flows under the new debt terms was determined to be £30,425,804 ($40,425,804), representing a 12.85% increase compared to the carrying amount of the old debt.

As this exceeds the 10% threshold prescribed in ASC 470-50-40-10, the transaction was accounted for as a debt extinguishment.

A loss on extinguishment of £3,464,238 ($4,377,051) was recognized in other expenses (Gain / Loss on Debt Extinguishment) for the year ended December 31, 2024. No services were exchanged in connection with this refinancing, and the transaction was assessed to be a financing transaction rather than a compensation arrangement, despite involving a related party.

The new debt is initially recognized at fair value and is being amortized using the effective interest method over its 5-year term. The effective interest rate determined for the new arrangement is 9.665%.

In October and December 2024, the Company entered into unsecured term loan agreements with a shareholder to borrow £4,800,000 (£2,000,000 ($2.5 million) and £2,800,000 ($3 million) respectively) on the same terms as the September 2024 restated consolidated loan agreement.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 9 - Borrowings (continued)

As of December 31, 2024, the outstanding unsecured term loans from shareholders was $46,392,310.

In January 2025, the Company entered into an unsecured term loan agreement with a shareholder to borrow £1,500,000 ($1.8 million) on the same terms as the September 2024 restated consolidated loan agreement.

The October 2024 and December 2024 unsecured term loans were converted immediately prior to the effective date of the IPO in March 2025 [see Note 17].

The September 2024 restated consolidated loan agreement, and the January 2025 unsecured term loan were also capitalized prior to the effective date of the IPO [see Note 17].

Convertible Shareholder Loans at Fair Value

The Company elected to record the following convertible shareholder loans at fair value from their respective inception dates for the life of the loans.

From July 2020 to August 2022, the Company entered into unsecured convertible loan agreements with certain shareholders to borrow £10,448,384 ($13.3 million at December 31, 2024), at 8% to 10% annual interest rates, with no cash payments due on the loans until maturity. In July 2023, loan holders converted the entire loan balance including accrued interest into 7,845,055 common shares of the Company.

At December 31, 2024, there were no amounts outstanding from these loans.

In September, October and November 2023, the Company entered into convertible loan notes with a shareholder to borrow £4,500,000 ($5.7 million at December 31, 2024), at a 15% annual interest rate, with no cash payments due on the loans until their maturity date in March 2026. At December 31, 2024, there was £4,653,493 ($5.9 million) outstanding from these loans, including principal plus accrued contractual interest. The loans are convertible into the most senior class of shares issued if the conversion is due to a Company financing event, at a 35% discount to the financing event price.

In February and March 2024, the Company entered into convertible loan notes with a shareholder to borrow £6,000,000 ($7.6 million) at a 15% annual interest rate, with no cash payments due on the loans until their maturity date in March 2026. Each convertible loan note was convertible into the most senior class of shares issued if the conversion is due to a Company financing event, at a 35% and a 25% respectively discount to the financing event price.

The convertible loan notes were converted immediately prior to the effective date of the IPO on March 20, 2025 [see Note 17].

The fair value of these convertible shareholder loans are classified as Level 2 in the fair value hierarchy. The primary input to the valuation model includes observable market interest rates from companies with similar estimated credit ratings, and observable interest rates on the Company’s borrowings. At December 31, 2024, the valuation assumptions include a discount rate of 10% and conversion date of September 1, 2024. At December 31, 2023, the valuation assumptions include a discount rate of 10% and conversion dates of June 21, 2023, and December 21, 2023.

The changes in fair value appear in the caption “Loss from change in fair-value of convertible shareholder loans” on the consolidated statement of operations. A continuity schedule of the convertible shareholder loans, including changes in fair value, for the years ended December 31, 2024, and 2023 is as follows:

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 9 - Borrowings (continued)

	Shareholder convertible loans, at fair value
	2024	2023
Balance at January 1	$9,380,301	$19,078,367
Changes in fair value	5,951,087	4,646,994
Conversion to common shares	-	(20,694,791)
Borrowings	7,573,800	5,597,550
Foreign exchange impacts	(345,064)	752,181
Balance at December 31	$22,560,124	$9,380,301

Bank Loans

The Company entered into a £2,500,000 ($3.1 million) credit facility in October 2024 with Lienhardt & Partner PrivatBank Zurich AG at an interest rate of 6.35% per year. Lienhardt increased the facility by £2,000,000 ($2.5 million) to £4,500,000 ($5.6 million).

The Lienhardt bank loan, with accrued interest through March 2025, was repaid from the proceeds of the Company’s IPO [see Note 17].

Debt Maturities

The following table summarized the stated debt maturities and scheduled amortization payments, excluding debt premiums and discounts, for each of the five years subsequent to December 31, 2024, and thereafter:

December 31, 2024
	Shareholder loans payable	Short-term borrowings	Shareholder convertible loans at fair value
2025	$50,057,013	$558,206	$22,560,124
2026		-	-
2027	-	-	-
2028	-	-	-
2029	-	-	-
Thereafter	-	-	-
	$50,057,013	$558,206	$22,560,124

Note 10 - Reportable segments

Segments reflect how the Company’s operations are managed, how the Company Chief Executive Officer, who is the chief operating decision maker, allocates resources and evaluates performance, and how the Company’s internal management financial reporting is structured. For the years ended December 31, 2024, and 2023, the Company’s reporting segments are based on its significant countries of operation (Nigeria), aggregate of operating segments representing all other countries of operation (Argentina, Brazil, South Africa, Portugal and Peru), plus its corporate and software development operations in the United Kingdom.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 10 - Reportable segments (continued)

The Company develops and manages the global ecommerce platform in the United Kingdom, with its revenue seeking operations in the foreign countries. The Company’s segments reported by country are consistent with its views of regulatory, economic and currency risks for the businesses as well. Statements of operations for the Company’s reporting segments for the years ending December 31, 2024, and 2023 are as follows:

Year Ended December 31, 2024	Nigeria	United Kingdom	Argentina	Other	Total
Revenue	$22,962,513	$-	$18,820,235	$4,716,537	$46,499,285

Operating expenses:
General and administrative	24,268	1,542,840	1,429,648	925,592	3,922,348
Salaries, benefits, contractor costs	532,300	13,056,512	643,458	5,023,985	19,256,255
Marketing and commissions	23,471,054	688,849	22,948,625	5,810,420	52,918,949
Travel	230,141	1,673,044	16,552	10,862	1,930,599
Professional fees	84,017	1,907,955	-	120,074	2,112,047
Product and technology development	-	3,082,969	34,108	9,010	3,126,087
Depreciation and amortization	-	1,881,323	-	-	1,881,323
Total operating expenses	24,341,780	23,833,493	25,072,391	11,899,944	85,147,608
Net loss from operations	(1,379,268)	(23,833,493)	(6,252,156)	(7,183,407)	(38,648,323)

Other expense:
Interest (income)/expense	(2)	3,104,140	15	15,900	3,120,054
Loss on Debt Extinguishment	-	4,377,051	-	-	4,377,051
Loss from change in fair-value of convertible Shareholder loans	-	5,951,087	-	-	5,951,087
Foreign currency loss (gain)	(75)	991,016	(528,443)	7,721	470,219
Net loss before income taxes	(1,379,190)	(38,256,788)	(5,723,728)	(7,207,028)	(52,566,734)
				-
Income tax benefit (expense)	-	1,851,038	-	-	1,851,038
Net loss	$(1,379,190)	$(36,405,749)	$(5,723,728)	$(7,207,028)	$(50,715,696)

Year Ended December 31, 2023	Nigeria	United Kingdom	Argentina	Other	Total
Revenue	$18,728,500	$-	$958,177	$120,789	$19,807,466

Operating expenses:
General and administrative	258,566	333,388	213,714	147,769	953,437
Salaries, benefits, contractor costs	776,082	10,219,772	289,296	3,034,554	14,319,704
Marketing and commissions	22,050,105	798,871	1,629,073	332,554	24,810,603
Travel	247,362	1,087,775	20,436	6,123	1,361,696
Professional fees	19,656	532,017	134,798	123,503	809,974
Product and technology development	-	1,949,707	-	412	1,950,119
Depreciation and amortization	-	1,247,813	-	-	1,247,813
Total operating expenses	23,351,771	16,169,343	2,287,317	3,644,915	45,453,346
Net loss from operations	(4,623,271)	(16,169,343)	(1,329,140)	(3,524,126)	(25,645,880)

Other expense:
Interest (income)/expense	36,909	1,393,746	19,893	1,910	1,452,458
Loss from change in fair-value of convertible Shareholder loans	-	4,646,994	-	-	4,646,994
Foreign currency loss (gain)	(99)	2,511,438	(1,471,698)	3,106	1,042,747
Net loss before income taxes	(4,660,081)	(24,721,521)	122,665	(3,529,142)	(32,788,079)
				-
Income tax benefit (expense)	-	402,184	-	-	402,184
Net loss	$(4,660,081)	$(24,319,337)	$122,665	$(3,529,142)	$(32,385,895)

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 10 - Reportable segments (continued)

The majority of the Company’s revenue for the years ended December 31, 2024, and 2023 relates to sales activity on its ecommerce platform. In 2024 and 2023, the Company did not have sales to a single customer exceeding 10% of its consolidated revenue.

The Company has a significant portion of its operations and net assets outside its home country of the United Kingdom. See the table below for the geographic concentration of the Company’s assets for the years ended December 31, 2024, and 2023.

	2024	2023
United Kingdom
Cash and cash equivalents	$648,453	$365,961
Accounts receivables and other receivables, net	-	95
Income taxes receivable	1,607,754	267,084
Other current assets	2,697,852	107,348
Property and equipment, net	593,358	127,148
Intangible assets, net	6,168,534	4,624,179
Total United Kingdom	11,715,951	5,491,815
Nigeria
Cash and cash equivalents	33,458	646
Accounts receivables and other receivables, net	2,052,086	1,511,042
Other current assets	35,125	-
Total Nigeria	2,120,669	1,511,688
Argentina
Cash and cash equivalents	49,740	61,887
Accounts receivables and other receivables, net	2,975,215	74,685
Other current assets	6,818	1,667
Total Argentina	3,031,773	138,239
Other
Cash and cash equivalents	101,020	158,656
Accounts receivables and other receivables, net	501,525	30,345
Income taxes receivable	50,075	-
Other current assets	39,030	6,728
Total Other	691,650	195,729
Total Assets	$17,560,043	$7,337,471

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 11 - Common stock

Issued, outstanding and authorized shares

At December 31, 2023 the Company had an outstanding share capital of 25,000,042 with a par value £0.002 ($0.002 at December 31, 2024, and 2023) per share (“Common Stock”). On October 11, 2024, all existing security holders of RedCloud Technologies Limited, a private limited company incorporated in England and Wales, exchanged the securities they held in RedCloud Technologies Limited for an equivalent class and number of securities in RedCloud Holdings plc, a public limited company organized under the laws of England and Wales (the “Formation Transaction”). As a result of the Formation Transaction, 50,000,085 ordinary shares, par value of £0.001 per share, 1 redeemable preference share, par value of £49,999.999 ($62.58) per share, 5,038,667 options to purchase 5,038,667 ordinary shares and £10,500,000 ($13.14 million) unsecured convertible loan notes of RedCloud Technologies Limited (the “RTL Securities”) were exchanged for 50,000,084 ordinary shares, 5,038,667 options to purchase 5,038,667 ordinary shares and £10,500,000 ($13.14 million) unsecured convertible loan notes of RedCloud Holdings plc (the “Company Securities”).

The United Kingdom Companies Act 2006 abolished the requirement for a company incorporated under the laws of England and Wales to have an authorized share capital. In accordance with the articles of association of RedCloud and the United Kingdom Companies Act 2006, shareholders resolve to grant the directors of the company the authority to allot a specified number of shares as and when required for a specific equity issuance by way of shareholder resolution. This authority can then be increased or replaced from time to time by any subsequent shareholder resolution. There is no prescribed maximum authorized share capital in the articles of association of RedCloud.

Voting rights

Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of holders of common stock. Decisions of the shareholders are determined by a simple majority of the votes cast unless such higher approval threshold is required under Companies Act 2006.

Note 12 - Share-based payments

The Company adopted the 2021 Enterprise Management Incentive Plan (the “2021 Plan”) to retain and motivate independent directors, executives, the employees and consultants. The 2021 Plan was approved by the Company’s Board of Directors (“Board”) on December 20, 2021, and reserves an aggregate of 3,200,000 of the Company’s common shares for issuance in connection with Awards (as defined in the 2022 Plan) granted under the 2021 Plan. Under the 2021 Plan, the Board may grant several types of stock options with varying vesting and performance conditions, and exercise prices. Common shares are newly issued from available authorized shares upon exercise of awards.

The stock options in the 2021 Plan included performance and future service conditions. The future service conditions vary from zero to three years. When the Company updated the Plan rules in 2024 and granted options under the new 2024 Plan, the Company dropped the future service conditions and the differential between legacy, basic and bonus options. The options are not exercisable unless one or more of the following conditions are met: (1) the Company has a public listing of its common shares, (2) for 30 days following a change in control of the Company, (3) if the Board serves notice to the option holder that a change in control, asset sale, or voluntary wind-up is occurring, (4) an arrangement by the court between the Company and its members under Part 26 of the Companies Act of 2006 in the United Kingdom, (5) 30 days following an asset sale, (6) on the day immediately prior to the tenth anniversary of the option grant. For accounting purposes, the only exercise condition considered probable at December 31, 2024, is condition (6), and as such, the Company used an expected term in the stock option valuation models of ten years.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 12 - Share-based payments (continued)

The 2021 Plan was amended by the Board of Directors on or about 1 July 2024 to take into account recent legislative changes and some minor updating alterations. Also, on 1 July 2024, the Board of Directors approved a new Enterprise Management Incentive Plan (the 2024 Plan). The rules of the 2021 Plan and the 2024 Plan are identical. In relation to the 2024 Plan, the Board of Directors and the Company’s shareholders approved the grant and exercise of options over 4,294,750 ordinary shares of £0.001 each in the capital of the Company.

A number of the 2021 Plan participants proved ineligible to participate in the 2021 Plan and those participants agreed to release their respective options and were regranted options in the 2024 Plan. The transfer affected 953,750 legacy options.

As part of the update to the 2021 Plan and the creation of the New 2024 Plan, the Company did away with the vesting schedule to the 2021 Plan

Under the 2024 Plan the Company awarded 3,868,250 options; 1,973,500 options were issued from the surplus options remaining unallocated under the 2021 Plan, with 1,894,750 being awarded from the new option pool created under the 2024 Plan.

In October 2024 the Company completed the Reorganization and as a consequence the options granted in RedCloud Technologies Ltd transferred up to RedCloud Holdings plc,

Following the Reorganization, the Company granted 704,250 options in RedCloud Holdings plc (“the 2024 Plc Plan”) The exercise price of each option was the IPO strike price, which turned out to be $4.50.

As at December 31, 2024, the options granted under each Plan were as follows:

The 2021 Plan	619,167
The 2024 Plan	4,020,750
The 2024 Plc Plan	704,250

On February 25, 2025 the Company undertook a capital consolidation with every two options granted under each Plan being consolidated into one option, the value of which and the amount payable at vesting doubled. The Company had the ability in the Plan rules to vary the options as appropriate following a variation in share capital. The general rule for options (and market practice) is that the total exercise price payable by the option holders should remain the same following the variation of the share capital. This means that where there is a one for two consolidation (doubling the value of each share) the number of shares under option would be halved and the exercise price would be doubled.

Following capital consolidation, as at the effective date of the Company’s IPO (March 20, 2025) the number of shares under option was 2,672,084 as follows:

The 2021 Plan	309,584
The 2024 Plan	2,010,375
The 2024 Plc Plan	352,125

On the effective date of the IPO, March 20, 2025, all 2,672,084 options vested.

During the years ended December 31, 2024, and 2023, there were no unexercised stock options that expired. There also were no recognized income tax benefits associated with stock options, and no amounts capitalized as part of the cost of an asset. As of December 31, 2024, the total remaining stock option cost for nonvested awards is expected to be $8,522,687.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 12 - Share-based payments (continued)

The total stock-based compensation expense recorded for the years ended December 31, 2024, and 2023 was $1,275,425 and $68,840, which related to stock options granted in December 2021. This expense is included in the “General and administrative” caption on the consolidated statement of operations.

Information relating to options outstanding and exercisable at December 31, 2024 and 2023 is as follows:

Activity	Number of Options	Grant Date Fair Value
Outstanding options at Dec 31, 2022	1,456,125	$1,001,265
Forfeited	(349,042)	(149,405)
Outstanding options at Dec 31, 2022	1,107,084	851,860
Granted	1,885,625	7,590,933
Forfeited	(186,875)	(76,219)
Regranted	476,875	2,125,883
Cancelled	(610,625)	(496,805)
Outstanding at Dec 31	2,672,084	$9,995,653

Note 13 - Income taxes

Income Tax Benefit (Expense) and Effective Income Tax Rate

The entire income tax benefit of $1,851,038 and $402,184 during the years ended December 31, 2024 and 2023, respectively, results from the UK R&D tax credit incentive and was allocated to loss from continuing operations.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 13 - Income taxes (continued)

Income tax benefit consists of the following:

	December 31, 2024	December 31, 2023
Current foreign
United Kingdom (“UK”)	$1,851,038	$402,184
Deferred foreign
Loss carryforwards	7,581,029	5,939,949
Change in UK statutory tax rate	-	2,405,268
Income tax provision to return adjustments	1,027,496	36,730
Other	615,516	(68,641)
Valuation allowance	(9,224,041)	(8,313,306)
	-	-
Deferred foreign - other comprehensive Income (loss)
Foreign currency translation adjustments	(947,349)	(4,266)
Valuation allowance	947,349	4,266
	-	-
Total income tax benefit	$1,851,038	$402,184

Loss before income taxes related to our operations consists of:

	December 31, 2024	December 31, 2023
Foreign
Corporate - UK	$(38,256,788)	$(24,721,521)
Nigeria	(1,379,201)	(4,660,081)
Portugal	(3,416,096)	(2,157,245)
Argentina	(5,723,728)	122,665
South Africa	(3,018,902)	(1,170,841)
Other foreign entities	(772,019)	(201,056)
Total loss before income taxes	$(52,566,734)	$(32,788,079)

The following schedule summarizes the principal differences between income tax benefit at the UK statutory income tax rate and the effective income tax rate reflected in the consolidated financial statements:

	December 31,	December 31,
	2024	2023
UK Federal income tax rate	25.0%	23.5%
Valuation allowance	(18.1)	(25.4)
Change in UK statutory income tax rate	-	7.3
Change in Fair Value	(2.8)	-
Loss on Debt Extinguishment	(2.1)	-
Nondeductible expense	(1.5)	(3.5)
R&D expenditures	-	-
Foreign income tax rate differential	(0.7)	(0.7)
Other true ups	3.7	-
	3.5%	1.2%

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 13 - Income taxes (continued)

The reconciliation of the consolidated effective income tax rate is based on the UK statutory income tax rates of 25% and 23.5% for the years ended December 31, 2024 and 2023, respectively. The Parent Company is domiciled in the UK, and therefore, the consolidated effective income tax rate reconciliation is based on the UK income tax rates rather than the statutory income tax rates in the United States.

Deferred Income Taxes - Overall

The income tax affects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities consist of the following:

(in thousands)	December 31, 2024	December 31, 2023
Deferred income tax assets:
Loss carryforwards
UK	$18,727,082	$15,136,289
Argentina	1,367,756	138,716
Nigeria	1,217,743	1,352,159
Portugal	88,983	462,072
Other foreign entities	492,391	55,893
Total loss carryforwards	21,893,955	17,145,129
Compensation (2)	338,501	53,596
Interest expense carryover (2)	2,500,175	-
Accruals & Reserves (3)	32,179	-
Valuation allowance	(24,287,585)	(16,010,893)

Total deferred income tax assets	477,225	1,187,832

Deferred income tax liabilities
Intangible assets - R&D (2)	(328,874)	(1,156,044)
Property, plant, and equipment (2)	(148,339)	(31,788)
Other (1)	(12)
Total deferred income tax liabilities	(477,225)	(1,187,832)
Net deferred income tax assets (liabilities)	$-	$-

(1)	Pertains to company’s operations located in Nigeria.
(2)	Pertains to company’s operations located in the UK.
(3)	Pertains to company’s operations located in the UK and South Africa.

At December 31, 2024, the Company’s gross loss carryforwards totaled $89.8 million, with related income tax benefits of $21.9 million. Of the $89.8 million, the Company’s gross loss carryforwards related to the following income tax jurisdictions: (i) $74.9 million – UK; (ii) $4.1 million – Nigeria; (iii) $0.4 million – Portugal; (iv) $4.1 million – South Africa; (v) $5.5 million – Argentina; and (vi) other foreign entities - $0.8 million. The Company’s loss carryforwards do not expire, except for loss carryforwards associated with our operations located in Argentina, which such expiration period is five years, and expiration dates ranging from calendar 2026 through calendar 2029.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 13 - Income taxes (continued)

Deferred Income Taxes – Valuation Allowance

Management evaluates the realizability of its net deferred income tax assets to determine if a valuation allowance is required. Management assesses whether a valuation allowance should be established based on the consideration of all available evidence using a “more-likely-than-not” standard, with significant weight being given to evidence that can be objectively verified. Since the company operates in multiple jurisdictions, we assess the need for a valuation allowance on a jurisdiction-by-jurisdiction basis, considering the effects of local tax law.

At December 31, 2024, and 2023, Management evaluated the realizability of its net deferred income tax assets to determine if a full valuation allowance was required. Based on Management’s assessment, Management determined that the UK Parent and each of its foreign subsidiaries, have a recent history of significant cumulative pre-tax losses, that were experienced from the UK Parent and each foreign subsidiaries’ commencement of operations through December 31, 2024. As a result of the significant weight of this negative evidence, we believe it is more likely than not that the Company’s net deferred income tax assets will not be fully realizable, and therefore Management provided for a full valuation allowance against all its net deferred income tax assets.

A summary of the change in the valuation allowances against the Company’s net deferred income tax assets for calendar years 2024 and 2023, follows:

	2024	2023
Beginning balance, January 1	$16,010,893	$7,701,853
Change in valuation allowance associated with foreign currency translation adjustments during the current year	(947,349)	(4,266)
Change in valuation allowance associated with current year earnings	9,224,041	8,313,306
Change in estimate during current year	-	-
Ending balance, December 21	$24,287,585	$16,010,893

Deferred Income Taxes – Undistributed Earnings

At December 31, 2024, and 2023, the Company asserted that earnings and profits from its foreign subsidiaries will be indefinitely reinvested and not repatriated to the UK Parent due to liquidity constraints for each of its foreign subsidiaries. As of December 31, 2024, and 2023, cash, cash equivalents and restricted cash related to the Company’s foreign subsidiaries outside the United Kingdom totaled $184,218 and $221,189 respectively. Accordingly, a deferred income tax liability related to undistributed earnings and profits was not recorded as of December 31, 2024, and 2023, respectively.

Uncertain Tax Positions

At December 31, 2024, and 2023, the Company did not record any unrecognized income tax positions related to uncertain tax positions. The Company’s policy is to record interest and penalties from unrecognized tax benefits as interest expense and other expense, respectively.

The Company’s UK Parent and foreign subsidiaries’ income tax returns that have been filed by the Company, are subject to statute of limitation periods ranging from 3 years to 6 years from the date the respective tax year’s income tax return was filed.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 13 - Income taxes (continued)

Accordingly, (i) UK income tax returns filed by the Company remain subject to examination for income tax year 2021 and subsequent; (ii) Nigerian income tax returns filed by the Company remain subject to examination for income tax year 2023 and subsequent; Portuguese income tax returns filed by the Company remain subject to examination for tax year 2024 and subsequent, (iv) Argentinian income tax returns filed by the Company remain subject to examination for tax year 2020 and subsequent; and (v) all other foreign entity returns filed by the Company remain subject to examination for tax years ranging from 2022-2024 and subsequent. However, to the extent allowed by law, the taxing authorities may have the right to examine tax years where NOLs were generated and carried forward, and to make adjustments to the NOL carryforward amounts. The Company is not currently under examination by any jurisdiction.

Note 14 - Net loss per share

Basic net loss per share is computed by dividing net loss for the period by the weighted average number of common stock outstanding during the year. Diluted net loss per share is computed by dividing net loss for the year by the weighted average number of shares of common stock and potentially dilutive instruments outstanding during the year. The dilutive effect of outstanding options and equity incentive awards is reflected in diluted net loss per share by application of the treasury stock method. The calculation of diluted net loss per share excludes all anti-dilutive instruments.

For the years ended December 31, 2024 and 2023, the effects of the conversion of the convertible shareholder loans and stock options would have been antidilutive and, as a consequence, they were not factored into the calculation of diluted earnings per share.

	2024	2023
Numerator:
Net loss - basic and diluted	$(50,715,696)	$(32,385,895)

Denominator:
Weighted average shares outstanding - basic and diluted	24,297,063	19,172,619

Net loss per share - basic and diluted	$(2.09)	$(1.69)

See Note 17 - Subsequent events that discusses the Company’s issuance of a convertible loan debt agreement in March 2024 that the holder has the option of converting the loan into common shares of the Company, as well as discussion of common shares issued pro rata from additional paid-in capital to existing shareholders in March 2024.

Note 15 - Commitments and contingencies and other legal matters

The Company is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. The Company accrues liabilities when it considers probable that future costs will be incurred and such costs can be reasonably estimated. Expected legal costs related to claims are accrued when the legal service is provided. Proceeding-related liabilities are based on developments to date and historical information related to actions claimed against the Company.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 15 - Commitments and contingencies and other legal matters (continued)

In the year ended December 31, 2024, the Company had the following ongoing matters in the UK:

1.	The Company had previously recorded GBP450,000 ($562,000) as at December 31, 2023, to other current liabilities for its estimated liability involving a commercial dispute regarding the amounts due under a purported loan agreement dated May 2014. The Company has reduced the liability estimated as of December 31, 2024, to GBP350,000 ($437,500) as negotiations to resolve the dispute had advanced through the course of the year. At this time, the estimate of the Company’s liability remains at GBP350,000 ($437,500).

2.	In the year ended December 31, 2024, the Company recorded GBP12,500 ($15,625) to other current liabilities for its estimated liability involving an commercial related matter with a former contractor. At this time, the Company’s estimate of the range of loss remains at GBP12,500 ($15,625).

3.	In the year ended December 31, 2024, the Company recorded GBP20,000 ($25,000) to other current liabilities for its estimated liability involving an employment related matter with a former employee. The Company believes it is reasonably possible the liability estimate could change in 2025, At this time, the Company’s estimate of loss remains at GBP20,000 ($25,000).

In the year ended December 31, 2024, the Company had the following ongoing matters in South Africa:

4.	In the year ended December 31, 2024, the Company recorded South African Rand (“ZAR”) ZAR 240,000 ($12,698), to other current liabilities for its estimated liability involving an employment related matter with a former employee. The Company believes it is reasonably possible the liability estimate could change in 2025 as negotiations to resolve the claim are ongoing. At this time, the Company’s estimate of loss remains at ZAR 240,000 ($12,698).

5.	In the year ended December 31, 2024, the Company recorded South African Rand (“ZAR”) ZAR 150,000 ($7,936), to other current liabilities for its estimated liability involving an employment related matter with a former employee. The Company believes it is reasonably possible the liability estimate could change in 2025 as negotiations to resolve the claim are ongoing. At this time, the Company’s estimate for loss remains at ZAR 150,000 ($7,936).

Note 16 - Related Party Transactions

Management Consultancy Agreements

In April 2019, the Company entered into a consultancy agreement with Chief Executive Officer, Justin Floyd, where the Company pays $25,000 per month for Founder Services. For the years ended December 31, 2024, and 2023, the agreement was still effective and the Company had annual expense of $300,000 per year, which is included in the salaries, benefits and personnel costs on the consolidated statements of operations. No amounts were payable as of December 31, 2024, or 2023.

In April 2019, the Company entered into a consultancy agreement with Director, Soumaya Hamzaoui, where the Company pays 19,883 euros ($22,000 and $21,000 at December 31, 2024, and 2023, respectively) per month for Founder Services. For the years ended December 31, 2024, and 2023, the agreement was still effective and the Company had an annual expense of 238,596 euros ($263,000 and $255,000 at December 31, 2024 and 2023, respectively) per year, which is included in the salaries, benefits and contractor costs on the consolidated statement of operations. No amounts were payable as of December 31, 2024, or 2023.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 16 - Related Party Transactions (continued)

Shareholder Loan and Convertible Shareholder Loan Agreements

The Company’s shareholder loans, and convertible shareholder loans discussed at Note 9 are between the Company and certain common stock shareholders of the Company that are related parties.

Note 17 - Subsequent Events

Management has performed an evaluation of subsequent events after the balance sheet date of December 31, 2024, through May 15, 2025, the date that the consolidated financial statements were available to be issued.

Loan Capitalization

To meet Nasdaq’s minimum shareholder equity threshold, RedCloud had to increase the amount of shareholder equity on its balance sheet by approximately $5.3m. To achieve this the Company, with the agreement of a shareholder lender converted £4.8m ($6m) of unsecured term loans to equity at the IPO at a discount to the IPO share price of 25%.

The loans capitalized were the unsecured term loans dated October 2024 (£2m ($2.5m)) and December 2024 (£2.8m ($3.5m)) (See Note 9), with the capitalization taking place immediately prior to the IPO. On capitalization the Company was to allot 1,599,999 ordinary shares of £0.001, credited as fully paid for a price of £3.00 / $3.25 per share. The capitalization was to take place immediately prior to the IPO. The allotment was subsequently affected by the share capitalization (reverse split) and the fact that the IPO strike price subsequently reduced from $5.00 per share to $4.50 per share, which resulted in an additional allotment of 1,777,777 ordinary shares of £0.002 each in the capital of the Company for a price of $5 per share with a 25% discount ($3.375 per share).

Unsecured Term Loan Conversion

The unsecured term loan lenders (See Note 9) agreed to their respective unsecured term loans being converted at the IPO price. The loans converted were those set out in:

(i)	the Consolidated Loan Agreement dated 30 September 2024 in the amount of £26,901,566 ($33.6 million); and
(ii)	the Loan Agreement dated 27 January 2025 in the amount of £1,500,000 ($1.8 million).

The loans were converted at $5 per share on the assumption that IPO strike price was $5. On this assumption £24,890,841 ($31.1 million) was converted at $5 per share in exchange for 6,597,710 shares; £985,362 ($1.2 million) was converted at $5 per share in exchange for 246,340 shares, and £1,035,362 ($1.3 million) was converted at $5 per share in exchange for 258,840 shares.

The IPO strike price was subsequently lowered to $4.50, meaning that the loan converted share issuance did not reflect the commercial agreement between the parties. To rectify this the Company issued the following additional shares:

●	733,079 ordinary shares of £0.002 each in the capital of the Company at nominal value, being an aggregate subscription price of £1,466.16 ($1,834);
●	27,371 ordinary shares of £0.002 each in the capital of the Company at nominal value, being an aggregate subscription price of £54.75 ($68.53); and
●	28,760 ordinary shares of £0.002 each in the capital of the Company at nominal value, being an aggregate subscription price of £57.52 ($71.99).

This further issuance of shares took place just prior to completion of the IPO.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024, AND 2023

Note 17 - Subsequent Events (continued)

Convertible Loan Note Conversion

Pursuant to paragraph 3.2 of schedule 1 of a convertible loan note instrument dated October 2024 (the Loan Note Instrument) the outstanding principal amount of the £10,500,000 ($13.14 million) unsecured convertible loan notes in the capital of the Company together with any Converted Interest (as defined in the Loan Note Instrument) less any Tax Deduction (as defined in the Loan Note Instrument) was automatically converted at the IPO into fully paid ordinary shares of £0.002 each at the Conversion Price (as defined in the Loan Note Instrument).

Non-Executive Directors

On the IPO, RedCloud entered into non-executive director appointment letters with two existing directors, Hans Kunz and Nikolaus Senn and appointed 3 new independent non-executive directors, David Chung-Hua Bolocan, Prem Parameswaran and Maria Magdalena Gonzales.

Initial Public Offering

The Company announced the successful closing of its initial public offering (IPO) on March 21, 2025, selling 4,444,445 ordinary shares at $4.50 per share, resulting in gross proceeds of approximately $20 million.

Related party notes payable

The Company entered into an unsecured term loan with a shareholder in the amount of £2,800,000 ($3.5 million) payable in two tranches: the first, in the amount of £2,000,000 ($2.5 million) payable in December 2024; the second, in the amount of £800,000 ($1 million) payable in January 2025. Interest accrued on the loan at a rate of 15% per annum. The loan is repayable as follows:

(i) an amount of up to £10,000,000 ($12.5 million) to be repayable on completion of the proposed IPO (the “Initial Repayment Amount”); and

(ii) the amount outstanding following the payment of the Initial Repayment Amount to be repaid in full or, if relevant, in part on the earlier of:

a.	1 September 2029; or
b.	within 15 Business Days’ written notice from any Lender to the Company:

●	on the second anniversary of completion of the IPO;
●	or on each six-month period after the second anniversary of completion of the IPO;
●	or if completion of the IPO does not occur within 18 months of the date of the New Facility Agreement, the last day of each calendar month after such date which is 18 months of the New Facility Agreement;

The Company entered into an unsecured term loan with a shareholder in the amount of £1,500,000 ($1.9 million) in January 2025.

Interest accrued on the loan at a rate of 15% per annum. The loan was repayable on the same terms and basis as the December 2024 loan.

Directors & Officers Insurance

On 24 March 2025 the Company put in place Directors and Officers (D&O) insurance coverage through its insurance brokers, Gallagher, with a total cost of $960k per year.

Note 17 - Subsequent Events (continued)

Board Committees

As of March 24, 2025, upon the completion of the Company’s initial public offering (IPO), the Board of Directors formally established the following standing committees in accordance with applicable corporate governance requirements: the Audit Committee, the Remuneration Committee and the Nominations and Corporate Governance Committee. Each committee operates under a charter approved by the Board and is composed of independent directors. consistent with the listing standards and regulatory guidelines.

