Form 20-F
period 2025-12-31
RedCloud Holdings plc
filed 2026-05-15
CIK 2027360

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

(Title of Class)

The number of the issuer’s ordinary shares as of May 15, 2026, was 59,362,026 ordinary shares.

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

The statements contained in this annual report regarding the following matters are forward-looking by their nature:

●	our lack of operating history;

●	our estimates regarding future revenue, expenses and needs for additional financing;

●	ineffectively competing in our industry;

●	the impact of governmental laws and regulation;

●	difficulties with certain third-party service providers we rely on or will rely on;

●	failure to maintain our corporate culture as we grow and changes in consumer recognition of our brand;

●	changes in senior management, loss of one or more key personnel or an inability to attract, hire, integrate and retain highly skilled personnel;

●	our ability to expand our business in the jurisdictions in which we currently operate and our ability to expand our business into new jurisdictions;

●	the continued performance of our RedAI infrastructure and its artificial intelligence (“AI”) and machine learning capabilities;

●	our ability to retain and grow the brands, distributors and retailers on our infrastructure and associated products;

●	our ability to continue to innovate and expand our technological capabilities;

●	labor shortages, unionization activities, labor disputes or increased labor costs, including increased labor costs resulting from minimum wage increases; and

●	inadequately protecting our intellectual property or breaches of security of confidential consumer information.

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

Cloud providers may not have a PoP in each of the countries we operate in. If PoP locations are not positioned close to or within the countries in which we operate, it can result in slower response times for customers interacting with our services. This latency can negatively impact the user experience, potentially leading to reduced customer satisfaction, increased bounce rates, and lower engagement levels with our products.

We rely on third-party mobile operating systems to make our Red 101 App available to registered users and if those systems are adversely impacted, we may not effectively operate as our usage could decline and our business, financial condition, and results of operations could be adversely affected.

Our technology systems are not located locally within each territory in which we operate. Instead, they are principally run out of two main regions, Brazil and Europe, with our Platform being hosted over the public internet. Some of the territories in which we operate have experienced issues with global connectivity, which can create uptime issues as well as other specific risks which may impact our registered users from accessing and using the Red 101 App, which could adversely affect our business, financial condition, and results of operations.

In some of the territories in which we operate, principally Nigeria and South Africa, mobile coverage is generally sufficient but can sometimes suffer from overloaded networks and outdated infrastructure. This causes networks to become congested or fail. Additionally, in South Africa, the electrical grid has scheduled power outages resulting in local networks going down when their emergency backup power supply is depleted. For example, there have been several incidences in Africa this year, arising from damage to underwater cables, which have impacted the continent’s internet connectivity. In May 2024, two underwater cables off the coast of Durban in South Africa, which carry data around the continent, were cut and caused disruption to the internet to parts of eastern Africa and South Africa. In March 2024, damage to four underwater cables off the West African coast caused similar problems, and in February 2024, three cables in the Red Sea were similarly damaged. Anchor dragging from ships close to shore is one of the most common causes of damage, but underwater rockfalls, as was believed to be the case in West Africa in March, and seismic activity can also affect the cables. Repairing the damage, which requires specialized equipment and expertise, can take days or weeks, depending on the weather, sea conditions and the extent of the problem.

These disruptions to the mobile and or internet third-party networks or facilities that we rely upon could delay our expansion into other countries and prevent registered users from accessing the Red 101 App.

We rely on mobile operating systems and app marketplaces to make Red101 available to registered users and if we do not effectively operate with such app marketplaces, our usage or brand recognition could decline and our business, financial condition, and results of operations could be adversely affected.

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

The convenient payment mechanisms provided on Red101 are key factors contributing to the development of our business. We rely on third parties, including CoralPay, DLocal, Pay@ and Stripe, for elements of our payment processing infrastructure to process payments for the sale and purchase of goods and services between registered users on Red101 by accepting payments from retailers and remitting payments to distributors and or brands. These third parties may refuse to renew our agreements with them on commercially reasonable terms or at all. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted. For certain payment methods, including credit and debit cards, we generally pay a higher fee which results in significant costs. In addition, online payment providers are under continued pressure to pay increased fees to banks to process funds, and there is no assurance that such online payment providers will not pass any increased costs on to us. If these fees increase over time, our operating costs will increase, which could adversely affect our business, financial condition, and results of operations. If the quality or convenience of our payment processing infrastructure declines for any reason, the attractiveness of our trading networks to retailers and distributors for the sale and purchase of goods and services could be adversely affected. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by retailers, distributors and brands.

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

The emergence of AI in recent years has also prompted lawmakers to consider regulation of AI. These regulations may impose certain obligations on organizations, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on our operations or financial condition. For example, the EU’s Artificial Intelligence Act (“EU AI Act”), one of the first comprehensive regulations on AI came into force on August 1, 2024. The legislation introduces a risk-based framework for regulating AI systems and models with unacceptable risk models banned and the most stringent obligations applying to providers of AI systems classified as high risk. Non-compliance with the EU AI Act’s strictest prohibitions may lead to fines of up to €35 million, or 7% of a group’s total worldwide annual turnover, whichever is higher. After coming into effect, the EU AI Act will apply in stages, provisions relating to AI systems taking effect after six months, provisions on General Purpose AI in one year, two years for some high-risk AI systems and three years for the remainder. Whilst the EU AI Act only applies to output of AI that reaches the EU market, other substantial markets including the United States and the United Kingdom, are also in the process of considering AI-specific regulation. Notably, a Bill is making progress in California. In the United Kingdom, there has been a shift away from previous policy and the King’s Speech set out the new Labour government’s plans to “seek to establish the most appropriate legislation to place requirements on those working to develop the most powerful AI models”. The UK’s Prime Minister recently said that AI “must be within a regulated framework” but details of what the legislation might cover are thin on the ground. The legal landscape surrounding AI will require close monitoring in the coming years. There are no specific laws or regulations that directly regulate AI in Nigeria, South Africa, Brazil or Argentina. However, each of these countries is in the process of adopting AI regulation policies and we expect to be subject to them once they are adopted. For example, the African Union Development Agency, which includes Nigeria and South Africa, published a draft of a blueprint for regulation in its member states, which incorporates recommendations for industry-specific codes and practices, standards, and certification bodies. Argentina’s Undersecretariat of Information Technologies under the Office of the Chief of Staff approved the “Recommendations for a Reliable Use of Artificial Intelligence”, consisting of guidelines for the development of AI systems under the principles of security, non-discrimination, sustainability, privacy, data protection, human supervision, transparency, explainability, responsibility, accountability, education and governance, among others. In addition, Argentina’s Agency for Access to Public Information issued Resolution 161/2023, the “Programme for Transparency and Protection of Personal Data in the Use of Artificial Intelligence”, aimed at the promotion of processes of analysis, regulation and the strengthening of government capabilities in order to support the development and use of AI. In addition, Brazil intends to regulate AI through Bill No. 2,338/2023, which creates rules for making intelligence systems available in Brazil, establishes rights for people affected by their operation, and provides for penalties for violations, as well as information regarding the supervising body.

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

We have incurred significant net losses since our inception. We incurred net losses of $46,236,849 for the year ended December 31, 2025 and $50,715,696 for the year ended December 31, 2024. As of December 31, 2025, we had an accumulated deficit of $194,547,170.

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

Our ability to generate profit also depends on our ability to manage our costs. We have expended and expect to continue to expend substantial financial and other resources to:

●	increase the engagement of registered users on our RedAI infrastructure and associated products (“RedAI”);

●	drive adoption of our Platform through marketing and incentives and increase awareness through brand campaigns;

●	enhance RedAI with newAI-powered infrastructure and products now coming to fruition, such as RAID (Realtime AI for Distribution), special AI agents and other functionality to maximize the value of our vast data foundation; and

●	invest in our operations to continue scaling our business to achieve and sustain long-term efficiencies.

These investments may contribute to net losses in the near term. We may discover that these initiatives are more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses or realize the benefits we anticipate. Certain initiatives may also require incremental investments or recurring expenses and may not be accretive to revenue growth, margin, or profitability for a longer time period, if at all. Many of our efforts to increase revenue and manage operating costs are new and unproven given the unique and evolving complexities of our business and the evolving nature of the RedAI infrastructure. Any failure to adequately increase revenue or manage operating costs could prevent us from sustaining or increasing any future profitability. Expansion of our offerings to include new services, additional technologies, additional markets and geographic territories, may initially harm any future profitability. We may also incur higher operating expenses as we implement strategic commercial initiatives. Additionally, we may not realize, or there may be limits to, the efficiencies we expect to achieve through our efforts to scale the business, enhance the functionality of our Platform, and optimize costs such as payment processing, support for our registered users and onboarding costs.

As such, due to these factors and others described in this “Risk Factors” section, we may not be able to become or sustain profitability or generate profitable growth in the future. If we are unable to sustain or increase profitability, the value of our business and the trading price of our ordinary shares may be negatively impacted.

The reports of our independent registered public accounting firm for the fiscal years ended December 31, 2024 and 2025 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on our audited annual financial statements as of and for the years ended December 31, 2024 and December 31, 2025, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. Substantial doubt about our ability to continue as a going concern may materially and adversely affect the price of our ordinary shares and we may have a more difficult time obtaining financing. Further, the perception that we may be unable to continue as a going concern may impede our ability to raise additional funds or operate our business due to concerns regarding our ability to discharge our contractual obligations.

We will need additional capital, and financing may not be available on terms favorable to us, or at all.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will not be sufficient to meet our anticipated cash needs for the next 12 months and will need to raise additional capital in the next month. As of December 31, 2025, we had cash and cash equivalents of only approximately $479,000 and used approximately $35 million of cash for operating activities in the year ended December 31, 2025. Furthermore, we had a net loss from operations in 2025 of approximately $43.6 million and marketing and commissions were approximately $49 million when revenue was only $48.5 million in the year ended December 31, 2025. We may also require additional cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

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

Risks Relating to Our Business, Strategy and Industry

We have experienced significant operational expansion and continued revenue growth, operational and strategic expansion, and related impacts to margin and profitability in recent periods. Such historical trends, including growth rates, may not continue in the future.

We have grown rapidly since we launched what is now known as our RedAI infrastructure and associated products in April 2022. Our revenue increased $2,040,068, or approximately 4.4%, from $46,499,285 for the year ended December 31, 2024 to $48,539,353 for the year ended December 31, 2025. Our recent rapid growth has also resulted in increased costs as we expanded our operations to scale our business and increase the reach of RedAI and add additional registered users in each territory in which we operate. The rapid growth of RedAI over the past two years and related changes to our business and operations may not continue to develop as we expect. In addition, we have increased, and we expect to continue to increase, our sales and marketing teams as well as our sales and marketing campaigns. We also have increased and expect to continue to increase incentives to our registered users, continue engaging existing registered users and add new registered users to RedAI. Our growth initiatives may increase operating expenses in the near term, but the long-term benefits may vary. We also expect future trends in our revenue, margin, and profitability to vary in ways that we may not anticipate or predict, including as we experience shifts in revenue mix and service preferences of our registered users. These variations may be driven by external factors, such as macroeconomic conditions (including inflation), and our strategic initiatives, such as investments in new technologies and offerings, the focus on increasing TTV and revenue from registered users, and our strategic focus on further scaling our operations to improve our margin and profitability in the future. There can be no assurance whether we will drive greater engagement from our existing registered users, or from new brands, distributors or retailers or maintain the current level of demand for our offerings over the long term. Overall growth of our TTV and revenue depends in part on our ability to manage changes to our business and operations. As a result of the foregoing, our recent growth rates and financial performance should not necessarily be considered indicative of our future performance and results of operations.

Our metrics, including TTV and revenue, may also decline or fluctuate in the future as a result of other factors, including macroeconomic factors, increasing competition, strategic initiatives, and the maturation of our business, among others. Overall growth of our TTV, revenue, margin, and profitability depends on a number of factors, including our ability to:

●	attract new registered users to our Platform and sustain and expand our relationships with existing registered users;

●	accurately forecast our revenue and plan our operating expenses and investments for future growth;

●	successfully compete with other companies that are currently in, or may in the future enter, the markets and territories in which we compete, and respond to developments from these competitors such as pricing changes and the introduction of new services;

●	hire, integrate, and retain talented sales, customer service, engineering, and other personnel;

●	comply with existing and new laws and regulations applicable to our business;

●	successfully expand in existing markets and enter new markets and territories;

●	increase the adoption of and the revenue generated by our RedAI infrastructure and its associated products;

●	successfully launch new offerings and enhance RedAI and its features, including in response to new trends or competitive dynamics or the needs of our registered users and the technical impact of AI on the technology industry;

●	avoid interruptions or disruptions in our services;

●	effectively manage the growth of our technology infrastructure, personnel, and operations, particularly if our workforce becomes increasingly distributed as a result of our hybrid workforce model; and

●	maintain and enhance our reputation and the value of our brand.

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

Our business model involves connecting the fast-moving consumer goods (“FMCG”) “supply chain,” which consists of brands, distributors and retailers, and enable them to conduct business digitally. The success of RedAI in the territories in which we operate is dependent upon us onboarding a sufficient number of brands, distributors and retailers to create ecosystem dynamics that generate competitively priced goods and services to both attract new and retain existing registered users.

Although historically we have had a retention rate of approximately 78% for our distributors and we continue to attract new brands, distributors and retailers, There can be no assurance that in the future brands, distributors or retailers will continue to sell and buy products and services on our RedAI infrastructure and its associated products. Although we have sales agents in the territories in which we operate to identify and onboard brands, distributors and retailers, There can be no assurance as to the actual quantity we onboard as registered users and or the trading activity of each registered user.

We are increasingly pursuing licensing, infrastructure and joint venture arrangements, which may introduce operational, commercial and execution risks.

As part of our evolving commercial strategy, we are increasingly pursuing enterprise infrastructure licensing through our joint venture arrangements in selected markets, including arrangements relating to the deployment of our AI trading infrastructure and AI enabled features. These arrangements differ from our historical transaction-based commercial model where we entered the market without a joint venture arrangement which involved longer implementation timelines, enterprise integration requirements, and regulatory considerations.

These joint venture arrangements may also result in differences in revenue timing, revenue mix and commercial structure compared to our historical operations, including recurring or fixed fee licensing models in certain markets. The successful deployment and scaling of these arrangements may depend on enterprise adoption, integration into existing distribution environments and the continued expansion of AI enabled trade workflows.

While we believe these arrangements will support the long-term expansion and commercialization of our AI trading infrastructure, there can be no assurance regarding the timing or scale of AI trading revenue, profitability or market adoption associated with such initiatives.

Our industry is highly competitive, with well-capitalized and better-known competitors. If we are unable to compete effectively, our business and financial prospects could be adversely impacted.

Delivery of intelligent trading infrastructure within business-to-business (“B2B”) commerce and supply chains is new, rapidly evolving and competitive. The FMCG industry is also intensely competitive. We are currently, and will continue to compete, with technology vendors including SAP, Oracle, Infor, and other smaller DMS vendors and suppliers. These competitors have substantially greater financial, research and development, personnel, and marketing resources than we do currently. Though these competitors are not currently primarily focusing on the markets and territories in which we operate, if these markets are developed or their potential is exposed on a greater scale, larger competitors may increase their focus on our markets over time, which could increase competitive pressure. Our competitors may also be able to develop competing platforms with broader capabilities, greater resources, or stronger market penetration.

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

Since launch, we have expanded the product offerings on RedAI to include a wide range of FMCG products. Expansion into new product ranges with a substantially increased number of products available across our trading networks involves new risks and challenges. Our lack of familiarity with these products and lack of relevant consumer data relating to these products may make it more difficult for us to anticipate demand and preferences. We cannot assure you that we will be able to recoup our investments in introducing these new product categories.

If we are unable to conduct our marketing activities more cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant expenses on a variety of different marketing initiatives in each of the markets and territories in which we operate, designed to enhance our brand recognition and increase the number of registered users on our Platform by attracting new brands, distributors and retailers. We incurred $49,124,526 (or approximately 101% of our revenue) of marketing expenses in the year ended December 31, 2025, and $52,918,949 (or approximately 113.8% of our revenue) of marketing expenses in the year ended December 31, 2024.

Historically, we have prioritized growth investments, including customer acquisition and infrastructure expansion, which have resulted in elevated marketing expenditures relative to revenue. We may make and continue to make concessions to distributors that are designed to maximize any future profitability in the long term but may decrease revenue in the short term. These distributor concessions may negatively impact our revenue and financial results and the process for determining and quantifying the impact of these concessions requires judgment and estimates on the success of our distributors’ engagement. As a result, the impact of distributor concessions on our financial results may continue into future periods or have higher impacts than we anticipate.

Returns on our ongoing infrastructure investments may be slower than anticipated or may not reach expected levels, and such investments may be unsuccessful, resulting in partial or total loss.

We have invested and will continue to invest significant sums in expanding and upgrading our infrastructure. Since inception through December 31, 2025, we have invested approximately $13.6 million in developing our infrastructure and associated products, including approximately $2.5 million of capitalized software development costs during 2025. We expect to continue to invest in our technology capabilities for several years to come, to expand our product offerings, particularly data driven offerings, available to registered users. These costs will include the cost of hiring personnel to assist in that development as well as those of software providers. We expect to recognize the costs associated with these investments earlier than we receive some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full and we cannot assure that the investments we undertake in expanding RedAI’s capabilities will be successful or that any of our competitors will not be able to create an infrastructure that is more advanced than our own.

Any interruption in the operation of brands and distributors’ fulfillment centers, front distribution centers, standalone warehouses, delivery stations or pickup stations for an extended period may have an adverse impact on our business.

The ability of brands and distributors registered on RedAI to process and fulfill orders accurately and provide a quality service depends on the smooth operation of their fulfillment centers, front distribution centers, standalone warehouses, and their delivery and pickup stations. We have limited control over these fulfillment centers, front distribution centers, standalone warehouses, and their delivery or pickup stations and any extended period of disruption, for whatever reason, could have a material adverse effect on our business, prospects, financial condition and results of operations. Their fulfillment infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of their fulfillment centers were rendered incapable of operations, then they may be unable to fulfill any orders, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

The brands and distributors registered on RedAI maintain cooperation arrangements with a number of third-party logistics providers to deliver their products to retailers registered on Red101. Interruptions or failures in these third-party delivery services could prevent the timely or proper delivery of products to retailers. These interruptions may or may not be due to events that are within the control of the logistics providers. However, we have limited control over the logistics providers used by a brand or a distributor, thus any extended period of disruption, for whatever reason, to the supply chain could have a material adverse effect on our business, prospects, financial condition and results of operations.

We depend on highly skilled personnel to grow and operate our business, and if we are unable to hire, retain, and motivate our personnel, our business may be severely disrupted.

We depend on our executive and senior management team and other key personnel, including our Chief Executive Officer and Founder, Justin Floyd. From time to time, there may be changes in our executive and senior management team. The loss of one or more of our executive officers and/or senior management team or the failure by our executive team to effectively work with our employees and lead our Company could harm our business. We do not maintain key person life insurance with respect to any member of our executive or senior management team.

In addition, our future success will depend, in part, on our continued ability to identify and hire employees with the skills and technical knowledge and ability that we will require to develop and expand the capability of our AI infrastructure business. These will include people in key management roles and responsibilities as well as talented software and AI engineers, marketing and merchandising personnel as well as operational personnel. We anticipate we shall face competition to be able to hire and retain these key people.

Our revenue and net income may be materially and adversely affected by any economic slowdown in the jurisdictions in which we operate as well as globally.

The success of our business ultimately depends on consumer spending in the FMCG market. We derive all of our revenue from Nigeria, South Africa, Brazil, Argentina, Türkiye and Saudi Arabia. As a result, our revenue and net income are impacted to a significant extent by economic conditions in these countries and globally. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in any market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

We have employed significant resources to develop our security systems and protect our infrastructure and our systems generally against breaches. While we maintain cybersecurity controls and monitoring systems, sophisticated attacks may nevertheless occur to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. If we are unable to avert these attacks on our technology systems, we could be subject to significant legal and financial liability, our reputation could be harmed and we could suffer a material adverse effect to our business, financial condition and results of operations.

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

We face risks related to natural disasters, civil unrest, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics. Material adverse effects from diseases could result in numerous known and currently unknown ways including quarantines and lockdowns which impair the abilities of merchants to ship products. Any such occurrence could cause severe disruption to our daily operations and may even require the temporary closure of our operations.

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

As a publicly traded company, we are required to comply with the U.S. Securities and Exchange Commission’s (the “SEC”) rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in certain of our reports and provide an annual management report on the effectiveness of controls over financial reporting. We are not required to make an annual assessment of our internal control over financial reporting pursuant to Section 404. As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder).

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

There can be no assurance that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our services or other aspects of our business. There could also be existing patents of which we are not aware that our Platform may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our Platform or business, if any such holders exist, would not seek to enforce such patents against us in the United Kingdom, the United States, or any other jurisdictions in which we operate. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open-source software in connection with our products and services. Companies that incorporate open-source software into their products and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

Risks Related to our Ordinary Shares

Our failure to meet Nasdaq’s continued listing requirements, including compliance with the minimum bid price requirement, could result in a delisting of our ordinary shares.

If we fail to satisfy the continued listing requirements of The Nasdaq Capital Market (“Nasdaq”) such as the corporate governance requirements or the minimum stock price requirement, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of our securities and would impair your ability to sell or purchase our securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the Nasdaq minimum stock price requirement, or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

On April 15, 2026, we received written notice from the Listing Qualifications Department of Nasdaq notifying us that, for a period of 30 consecutive business days, we failed to maintain a minimum closing bid price of $1.00 as required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have 180 calendar days, or until October 12, 2026, to regain compliance.

We have never paid dividends on our capital shares, and we do not anticipate paying dividends for the foreseeable future.

We have never declared or paid any cash dividends on our capital shares, and we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our Board of Directors (the “Board”) and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business. Accordingly, you must rely on the sale of your ordinary shares after price appreciation, which may never occur, as the only way to realize any future gain on your investment.

Our executive officers, directors, and principal shareholders have substantial control over our company, which could limit your ability to influence the outcome of key transactions, including a change of control.

As of the date of this annual report, our executive officers, directors, and principal shareholders and their affiliates beneficially own an aggregate of approximately 68% of our outstanding ordinary shares. As a result, these shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares.

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

In addition, our officers, directors and principal shareholders are exempt from the “short swing” profit recovery provisions of Section 16 of the Exchange Act and the related rules with respect to their purchases and sales of our securities. Accordingly, you may receive less information about us than you would receive about a public company incorporated in the United States and may be afforded less protection under the United States federal securities laws than you would be if we were incorporated in the United States.

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

We intend to rely on the “foreign private issuer exemption” with respect to the following requirements:

●	We do not intend to follow Nasdaq Rule 5605(b) pursuant to which a majority of the board of directors of the Company must be comprised of independent directors as defined in Rule 5605(a)(2). Such independence requirement is not required under our Articles or the Companies Act. In accordance with generally accepted business practice, the composition of the board of directors of the Company will be governed by the Articles, which do not impose independence requirements.

●	We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Amended and Restated Articles of Association and the Companies Act 2006 (the “Companies Act”) provide alternative quorum requirements that are generally applicable to meetings of shareholders.

●	We do not intend to follow Nasdaq Rule 5635(c) regarding shareholder approval requirements for the issuance of securities in connection with a share option or purchase plan that is established or materially amended or other equity compensation arrangement is made or materially amended. Pursuant to the Companies Act, we cannot allot shares or grant rights to subscribe for or to convert any security into shares in the Company without an ordinary resolution of the shareholders.

●	We do not intend to follow Nasdaq Rule 5635(d) regarding shareholder approval requirements for the issuance of more than 20% of the outstanding ordinary shares of the issuer. Pursuant to the Companies Act, we cannot allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares in the Company without an ordinary resolution of the shareholders.

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

As a result, U.S. investors may not be able to enforce against us or our executive officers, Board or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

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

The tax authorities of another jurisdiction, for example the United States, may treat us as also being a resident of that other jurisdiction for tax purposes or otherwise subject to income tax in such other jurisdiction, where for example it considers that we exercise management and control from that other jurisdiction or are engaged in trade or business activities in such other jurisdiction. Because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence or whether we will be subject to income tax in any other jurisdictions. However, on the basis that we operate such that, (i) meetings of our Board in which strategic decisions will be made will be held on not less than a quarterly basis in the United Kingdom; (ii) all or the majority of directors present at each Board meeting will, save in extremis, be physically present in the United Kingdom; (iii) decision making by way of written resolution will be limited to minor decisions required to bring into effect strategic decisions that have already been taken by the Board in meetings convened in the United Kingdom, and only on points of detail rather than on key decisions; (iv) non-UK resident directors will not act outside of the powers which have been delegated to them in meetings of the Board; (v) at those meetings there are and will be full discussions of, and decisions are made regarding, all key strategic issues affecting us and our subsidiaries; (vi) those meetings are and will be properly minuted noting the location of directors at the time of such meeting; and (vii) we have and will have permanent staffed office premises in the United Kingdom providing key functions, then we anticipate that the risks are low of us being treated as resident for tax purposes in any jurisdiction other than the United Kingdom or otherwise being subject to income tax in another jurisdiction. Such analysis is always subject to the tax residence and other tax rules of that other jurisdiction. Should we be treated as resident for tax purposes in another jurisdiction other than the United Kingdom or otherwise having economic substance or being subject to income tax in another jurisdiction, we would be subject to taxation in such jurisdiction in accordance with such jurisdiction’s laws, which could result in additional costs and expenses. However, if that is the case, where (a) that other jurisdiction has a double tax treaty with the United Kingdom and (b) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to either that other jurisdiction or the United Kingdom, there should be no double taxation although our overall effective tax rate may increase if the other jurisdiction’s tax rate is greater. If there is double taxation, we may in certain circumstances be able to claim unilateral credit against United Kingdom taxes in respect of taxes paid in that other jurisdiction, capped at the lower of the United Kingdom tax rate and the overseas tax rate on the relevant income or gains.

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

A majority of the Board resides outside of the United Kingdom, the Channel Islands and the Isle of Man. Accordingly, based upon the Company’s current Board and management structure and its intended plans for its directors and management, for the purposes of the City Code, the Company is considered to have its place of central management and control outside of the United Kingdom, the Channel Islands or the Isle of Man. Therefore, the City Code is not expected to apply to the Company.

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

In addition, if at the time of a takeover offer, the Panel determines that the Company’s place of central management and control is in the United Kingdom, the Company would be subject to a number of rules and restrictions under the City Code which could delay, prevent or make it more difficult to consummate a merger, tender offer, proxy contest or change of control. This includes, but not limited to, the following: (i) the Company’s ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) the Company might not, without the approval of shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) the Company would be obliged to provide equality of information to all bona fide competing bidders.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our corporate name is RedCloud Holdings plc. We are a public limited company organized under the laws of England and Wales and incorporated on April 15, 2024 under registered number 15647424.

On October 11, 2024, we undertook a formation transaction pursuant to which all existing security holders of RedCloud Technologies Limited, a private limited company incorporated in England and Wales, exchanged the securities they held in RedCloud Technologies Limited for an equivalent class and number of securities in RedCloud Holdings plc. In this annual report, we refer to this transaction as the “Formation Transaction.” Prior to the Formation Transaction, our business was operated through RedCloud Technologies Limited. In connection with the initial public offering (the “IPO”) and as part of the Formation Transaction, RedCloud Technologies Limited and its subsidiaries (the “RedCloud Group”) undertook the reorganization of its corporate structure, that resulted in the Company becoming the ultimate holding company of the RedCloud Group, and RedCloud Technologies Limited becoming the Company’s direct subsidiary. The purpose of the Formation Transaction was to insert a new public limited company as the holding company of the RedCloud Group so that we were able to offer shares to the general public. Accordingly, our business is now operated through the following corporate structure:

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

For a description of our principal capital expenditures and divestitures for the two years ended December 31, 2025 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

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

Based on such foreign private issuer status, under existing rules and regulations, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. We also are not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. As of March 18, 2026, our directors and executive officers, but not 10% shareholders, are required to file ownership reports pursuant to Section 16(a) of the Exchange Act, but our directors, executive officers and 10% shareholders are not subject to “short-swing” profit recovery provisions of Section 16(b) of the Exchange Act with respect to their purchases and sales of our securities.

Due to our exemption having a foreign private issuer status, we nevertheless currently expect to issue interim half yearly financial information publicly and to furnish it to the SEC on Form 6-K.

The SEC has issued a concept release relating to potential changes in the definition of foreign private issuer which could make it more difficult for a foreign company to be able to meet the definition of foreign private issuer. Depending on the nature of any change which the SEC adopts in the definition, we may cease to meet the definition of foreign private issuer, which could both increase our costs and make it more difficult for us to raise capital. Further, if we are no longer a foreign private issuer, we will not be able to take advantage of the home company exemption from certain Nasdaq corporate governance regulations and our directors, executive officers and 10% shareholders will be subject to the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. See Item “16G. Corporate Governance” for information as the Nasdaq rules for which we use the home country exception to the Nasdaq rules.

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

The Company reports its Argentine operations as highly inflationary status in accordance with US GAAP for the years ended December 31, 2025 and 2024, and changed the functional currency for its Argentine subsidiary from Argentine Pesos to the United States Dollar, which is the appropriate functional currency of the entity based on the highly inflationary status. Transactions are then converted to the US Dollar using Argentina’s official exchange rate.

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

B. Business Overview

We have developed and operate the RedAI infrastructure and associated products, facilitating the trading of everyday consumer supplies of FMCG products across business supply chains in Nigeria, South Africa, Argentina, Brazil and through joint ventures in Türkiye and Saudi Arabia. We believe RedAI solves a longstanding structural inefficiency in how key purchase and sales data is shared between manufacturer brands, distributors and retailers in high-growth consumer markets. For the year ended December 31, 2025, we generated revenue of approximately $48.5 million, a 4.4% increase year-on-year, with TTV growing 31% to $3.2 billion, served across a network of over 1,017 active distributors and 68,089 active retailers.

Through the facilitation of that trade, we collect, cleanse and aggregate transactional and behavioural data at scale. Cumulative trades across RedAI reached $6.9 billion between January 2023 and December 2025, creating a proprietary data foundation that delivers market-level insights beyond what individual company datasets or publicly available data can provide. We believe this asset—built through every order placed, every product listed and every buying decision made across our network—represents a structural and growing competitive advantage that becomes more powerful as transaction volumes increase.

It is this data foundation that now underpins our AI-focused product strategy. We have directed increasing research and development (“R&D”) and product investment toward user applications and agentic AI, monetising the dataset through AI-powered recommendations and predictions that support FMCG and supply chain professionals in planning, operations and sales. This includes the development of specialist AI agents—covering optimum inventory levels, economic order quantities (“EOQ”) and product mix presented to downstream customers. We believe this positions RedAI to move beyond the facilitation of trade and towards becoming the decision intelligence layer across global FMCG supply chains, where more trade is then executed on our networks.

The RedAI infrastructure has to date been sold on a consumption-based model, with transaction-based revenue charged to brands and distributors. As we transition to a more intelligence-driven product portfolio, we expect to monetise decision intelligence through a combination of subscription revenue and transactional revenue generated when trading decisions are executed across our network. The Platform enables structured data exchange across the FMCG value chain, allowing participants to move away from fragmented and manual procurement processes toward a more data driven and coordinated trading environment. By consolidating transactional and behavioural data across retailers, distributors, and brands, RedAI improves the transparency and efficiency of B2B purchasing and supply chain decision-making.

Retailers using the Platform are able to access AI-driven recommendations that assist with inventory planning and procurement decisions across large and complex product catalogues. These insights are generated through the analysis of historical and real-time purchasing behaviour, enabling faster identification of relevant products and suppliers.

Additionally, our Platform has AI and machine learning capabilities that provide our brands, distributors and retailers with trading and product insights and data to help them make better commercial decisions regarding their business operations. For example, our Platform has the capability to (1) inform retailers when they are running low on products, (2) inform distributors what other retailers in the area in which they operate are selling, and (3) inform brands and distributors the type of goods and products retailers are looking for on the Platform. We currently operate in Argentina, Brazil, Nigeria, and South Africa which are high consumer growth markets and plan to expand to additional countries in the future.

The Platform also enhances demand side visibility for brands and distributors by identifying purchasing trends and product requirements across specific retail networks and geographies. This enables suppliers to better understand localised demand signals and to engage more efficiently with relevant retail partners, improving route-to-market effectiveness.

Our Mission

The global FMCG industry represents $14.6 trillion in annual trade, yet we believe an estimated $2 trillion of that value is lost to preventable inventory inefficiency — chronic overstocking and understocking caused by fragmentation and a near-total absence of shared data across supply chains. Brands, distributors and retailers operate in commercial isolation, making consequential buying and selling decisions without visibility into the demand signals and supply dynamics that surround them.

This structural inefficiency has persisted for decades. What has changed is the technology available to address it. The emergence and rapid maturation of generative and agentic AI has created, for the first time, the means to collect, interpret and act on trading data at the scale and speed that FMCG supply chains require — yet the industry’s core infrastructure has not kept pace.

RedCloud’s mission is to build the intelligent infrastructure of global trade: generating and aggregating proprietary transactional and market data from across the FMCG industry through RedAI, and converting that data into the decisions, predictions and autonomous trading actions that enable brands, distributors and retailers to compete and grow in real time.

The RedAI Infrastructure

RedAI is an intelligent infrastructure and associated products that provides FMCG manufacturers, distributors and retailers with a faster, more intuitive way to trade effectively with each other to ensure the right products reach shelves, in appropriate quantities and at the right time. Before 2025, data collection and transactional volume was centered around the Red101 retailer app and B2B marketplace technology, increasingly delivering insights and recommendations to customers via RedInsights dashboards and reports. Since 2025, we have increased our commercial focus on aggregation and monetization of the proprietary data through RedAI as a unique selling proposition in the market, such that customers value RedAI for both predictive and decision intelligence and access to our trading networks to streamline their operations. Simultaneously the dramatic impact of generative AI and its increasing transformation of software development has provided an opportunity to reimagine the RedAI user experience and development roadmap through AI native infrastructure, AI agents, Model Context Protocol (“MCP”) integrations and a more flexible infrastructure to suit the needs of enterprise customers. This has enabled the Company to begin commercializing its RedAI infrastructure through enterprise licensing and joint venture deployment structures in selected international markets, including Saudi Arabia and Türkiye. These arrangements are intended to enable regional deployment of the Company’s AI-enabled trade infrastructure while leveraging local operating expertise, distribution relationships and infrastructure requirements.

We currently operate our Platform in what we consider the high growth consumer markets of Argentina, Brazil, Nigeria, and South Africa. As of December 31, 2025, we had approximately 996 sellers (distributors, wholesalers and brands), representing 7,910 brands, over 210,000 products listed and 65,512 retailers on our Platform. To date, we have generated our revenue from applying a transaction-based revenue on the TTV of each transaction conducted on our Platform. All revenue we receive is from the brand or distributors. Retailers on the Platform do not pay any fees on the transactions to which they are a party. The transaction-based revenue ranges from 1% to 5% of the TTV. For the year ended December 31, 2025, the average transaction-based revenue equated to approximately 1.5% of the TTV. For the year ended December 31, 2025, we had processed approximately 827,323 orders with approximately $3.2 billion in TTV. Furthermore, the decline in our Argentinian market reflects our strategic decision to reallocate capital to higher return opportunities, including our JV licensing model while the operations remain active in the country. As of January 2026, we began deploying RedAI ‘packages’ for mid-market distributors that attract a subscription fee in addition to transactional revenue, recognizing the value of our intelligence and forward operating officers in the field. In addition, our joint ventures are paying an annual fee to license the RedAI infrastructure into their markets.

Technological Capabilities

RedAI Infrastructure and Associated Product Today

The Company currently operates the following sub-branded propositions, powered by RedAI data and intelligence:

●	RedAI – the data foundation, machine learning and intelligence capabilities presented to users. Other product brands are ‘powered by’ RedAI.
●	Red101 — the Company’s retailer-facing ordering and re-order app, enabling account holders to place and pay for orders directly.
●	RedInsights — dashboards and reporting tools delivering data-driven insights and recommendations to distributor and brand customers.
●	TradeX — a bulk trading programme facilitating large-volume B2B transactions between distributors and retailers.

Together these components formed an integrated trading platform, generating revenue primarily through transaction-based fees applied to the TTV of orders conducted across RedAI.

RedAI Roadmap

The Company is in late development of a significant evolution of RedAI, which is expected to undergo a phased launch to enterprise customers first, beginning in H2 2026. The upcoming RedAI releases retain and enhance the functionality of the legacy components while introducing a new layered architecture comprising three principal components: a business application layer with initial intelligence features, powered by recently announced RAID (Realtime AI for Distribution) engine.

The business application layer is expected to dedicated functional environments across three domains, each enabling Decision Intelligence — AI-generated recommendations and insights delivered within role-based application modules:

●	RedAI Strategy — commercial intelligence across market share, product information, and retailer coverage
●	RedAI Operations — inventory optimisation, stockout prevention, and automated replenishment
●	RedAI Sales — route optimisation, upsell recommendations, and autonomous order execution support

Other product elements already announced for future release include:

RAID (Realtime AI for Distribution) was announced for launch H2 in initially contains a two-tier, learning-to-rank system, designed to deliver highly relevant product recommendations at scale across distributor networks. Trained on 3.7 million completed trade transactions, RAID has achieved accuracy levels (NDCG) that are significantly above the >80% threshold generally considered commercially impactful for ranking systems in an R&D validation. Unlike consumer recommendation engines that infer intent from behavioural signals, RAID. is trained on executed trade. RAID is designed to be exposed at the application layer to drive decisions. By embedding intelligence directly at the point of transaction, RedAI enables distributors and retailers to act on predicted outcomes, increasing average order value, improving repeat rates and optimising inventory flow in near-live trading environments. This represents a shift from backward-looking analysis to forward-looking execution.

Specialist AI Agents:

●	RedAI Inventory Agent (Distribution): expected to support inventory managers to reduce both stockouts and excess inventory by continuously monitoring inventory levels versus predicted market demand signals to recommend optimal reorder quantities and timing. By dynamically balancing economic order quantity against actual market demand, the agent’s predictive recommendations are designed to streamline trade while improving working capital efficiency and service levels across the supply chain.
●	RedAI Sales Agent (Distribution): expected to support sales teams to maximise inventory sell-out performance by identifying high-propensity buyers, recommending pricing strategies and ‘best-sold with’ product bundles. Improves performance of each salesperson by automating research steps to reducing effort on low-propensity customers, while increasing sales order value.
●	RedAI Market Planning Agent (FMCG): provide FMCG brand managers with granular visibility of market performance of branded product at category and SKU level, including competitive activity, channel dynamics, and localized growth opportunities. By surfacing actionable intelligence from across RedCloud’s trade data network, and providing recommendations for action, the agent is expected to directly support the growth of market share and competitive advantage.

The Company expects to make additional product announcements in due course about other planned elements of the RedAI infrastructure and expects to invest in a proactive roadmap of new products and features and improvements in due course.

Our Market Opportunity

The FMCG market is currently valued at over $14.6 trillion globally and growing at around 5% CAGR. FMCG products are the largest group of consumer products spread across various categories and represent those required in everyday life ranging from foods and beverages, non-prescription medicines and office supplies. In our operating markets of Nigeria, South Africa, Brazil, Argentina, and planned future markets of operation of Türkiye and Saudi Arabia, the FMCG market is collectively valued at over $1.2 trillion (2025 estimates, Cognitive Research). Additionally, according to Euromonitor, market weight and share of growth are increasingly moving to emerging markets, which include the countries we currently operate in. Emerging markets are expected to account for 47% to 75% of the sales growth (across verticals) in FMCG goods.

Revenue breakdown for the years ended December 31, 2025 and December 31, 2024 is as follows:

(U.S. dollars)
	Nigeria	Argentina	South Africa	Brazil	Peru	Total
2025	$38,541,234	$98,834	$9,734,927	$103,218	$61,140	$48,539,353
2024	$22,962,513	$18,820,235	$4,070,887	$620,712	$24,938	$46,499,285

For a further description of the principal services and products the Company provides, including a breakdown of the Company’s revenues by geographic market, see “Item 5. Operating and Financial Review and Prospects” and “Notes to the Consolidated Financial Statements – Note 10 – Reportable Segments,” included in “Item 18. Financial Statements.”

The majority of B2B FMCG trade within our operating markets occurs offline or over WhatAapp and email, relying on what we believe to be guesswork and ‘recency bias,’ where trades are based on previous purchases rather than anticipating changing demand or opportunity in the market. Globally, in emerging markets, distributors cater to around 500 million micro, and medium sized retailers. These businesses face immense costs, with an estimated three out of four FMCG product launches ending in failure, an annual inventory shortfall exceeding $2 trillion and escalating expenses in bringing FMCG products to market. The physical availability of products presents a trillion-dollar opportunity; having the right product at the right price at the point of purchase is crucial for the success of future commerce. We believe that our RedAI infrastructure, and the aggregated data and intelligence within it, can be useful across the supply chain to address the inventory gap, while enabling our customers to drive their own growth through increased competitiveness and efficiency.

Seasonality

Historically our business has not experienced material seasonal fluctuations in net revenue. However, we do observe moderately higher seasonal demand during the months of November and December due in part to holiday shopping, and a moderate reduction in demand in January. This seasonality also varies by country, as factors such as cultural festivals and climates impact everyday FMCG consumption across specific categories.

Our Growth Strategy

Our strategy is to enable the development of strong brand recognition, data engagement, and distribution at scale through an infrastructure-led, license-based economic model that competes against traditional B2B marketplaces. We approach markets with a proactive method for engaging distributors and retailers, aiming to rapidly gather essential data on key product information, inventory, and purchasing cycles. This data is instrumental in assisting distributors to optimize their market routes effectively. This data allows us to continually provide superior discovery, search, and trading and expand key FMCG products and services.

The key elements of our strategy to grow our business include:

Increase Active Retailers and Trading Share

As of December 31, 2025, we had approximately 65,512 retailers and 996 sellers (distributors, wholesalers and brands) active on our Platform. Moving forward, we are committed to enhancing and promoting the value proposition of our Platform. Our focus lies on attracting new retailers while also expanding their buying frequency and product categories. This growth strategy will be driven by customer loyalty programs, top-tier customer service, targeted marketing initiatives, promotional campaigns, and the continuous expansion of our marketing affiliates. Additionally, we will encourage the use of our diverse range of mobile commerce apps.

Expand Products and Brands

We believe that the growth in both the number of product categories and brands purchased within each category will contribute to higher average spending per customer, ultimately driving trading volume upwards. As of December 31, 2025, our Platform featured over 42,572 products from 7,910 brands. Our primary objective is to elevate the retailer shopping experience, boost retailer engagement, and create new avenues for retailers by expanding and highlighting additional products and brands.

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

We foresee AI evolving into a fundamental element of e-commerce infrastructure. Over the past five years, we have dedicated significant resources to developing our proprietary cloud infrastructure, not only to bolster our own operations but also to support the endeavors of third parties, including our valued brands and distributors. Moving forward, we remain committed to substantial investments in our RedAI infrastructure and products to fortify both our internal operations and those of our partners. We have a dedicated R&D data team focusing on innovation in deep learning and machine learning technologies with the primary aim of increasing transaction size and enhancing customer retention. This innovation combined with data gathered through our Platform can be used to create reports on market intelligence and trends around regional consumption, demand and inventory flows. We believe these reports can be commercialized and are valuable to retailers, distributors, brands and other trade bodies.

Sales and Partnerships

We currently have sales teams located in Nigeria, South Africa, Brazil and Argentina. We are particularly focused on new partnerships with leading FMCG companies as we believe this can cause substantial growth by also attracting their retailers throughout the jurisdictions in which we operate.

The Company also intends to selectively pursue expansion opportunities through joint venture and infrastructure licensing structures with regional partners, including recently initiated arrangements in Saudi Arabia and Türkiye, which the Company believes may provide a more capital efficient framework for international deployment of its RedAI infrastructure and enterprise trade technologies.

Licensing

As part of our growth strategy, we have entered into two license agreements, one covering Saudi Arabia and one covering Türkiye, which are intended to support the expansion of our infrastructure-led, license-based economic model into key international markets. Through these arrangements, we plan to enable the development of strong brand recognition, scaled distribution, and enhanced data engagement while competing against traditional B2B marketplaces. Our approach focuses on proactively engaging distributors and retailers to rapidly collect and analyze critical market data, including product information, inventory trends, and purchasing cycles, which we believe will help distributors optimize their market routes and improve trading efficiency. We expect to launch operations under these license agreements during 2026 and believe we will begin to generate revenue from these markets in 2026.

Marketing and Advertising

To grow our business, we need to increase user participation and activity on our Platform. Our approach to meet this goal includes product marketing, growth and digital marketing initiatives, brand and content and targeted lead generation, including but not limited to, messages and promotional campaigns, automated and distributed through our channels including SMS, E-mail, WhatsApp, Notifications, In-app banners, promotional categories and events.

Once brands, distributors and retailers became users of RedAI and Red101, we drive further user acquisition, engagement, and retention, and to cultivate a dynamic ecosystem that appeals to brands, distributors and retailers alike. Specifically, we use our transactional data, customer profiles, and interaction insights to uncover purchasing trends and preferences. These insights are then used for our check-out voucher program, which is designed to incentivize customers at the point-of-sale by offering vouchers that can be applied to future purchases. This program serves three primary purposes: (1) encouraging customer acquisition & retention, (2) increasing Average Transaction Value and (3) enhancing our data source. To date, the program has demonstrated measurable success. Our customer retention rate has decreased by 2% in the fiscal year 2025, to 77%, compared to 2024. The Average Transaction Value decreased by approximately 37% in the fiscal year 2025 to $3,915, compared to $6,182 in the fiscal year 2024. This decrease was a direct and anticipated result of our deliberate strategic expansion into Nigeria’s open market retail segment. Over the same period, the number of active retailers on the Platform increased by 94%, reflecting a substantial shift in the composition of our retail network toward a larger base of smaller-format retailers whose individual purchasing capacity is structurally lower than that of wholesalers and larger retail partners. This expansion is consistent with our strategic focus on the distributor-to-retailer leg of the FMCG supply chain, where secondary sales activity has historically not been captured by brand owners

Competition

Delivery of intelligent trading infrastructure within B2B commerce and supply chains is new, rapidly evolving and competitive. We are currently, and will continue to, compete with technology vendors including SAP, Oracle, Infor, and other smaller DMS vendors and suppliers.

Though these competitors are not currently primarily focusing on the markets and territories in which we operate, if these markets are developed or their potential is exposed on a greater scale, larger competitors may increase their focus on our markets over time, which could increase competitive pressure. Our competitors may also be able to develop competing platforms and/or infrastructure with broader capabilities, greater resources, or stronger market penetration.

Our Competitive Strengths

Experienced Management Team

Our Chief Executive Officer and Co-founder, Justin Floyd, has a 30-year track record of founding and scaling technology companies in what he considers underserved industries. He is a pioneer in the open commerce movement which seeks to bring trust to today’s global B2B supply chains. Additionally, the rest of our senior management have experience in technology and finance, having previously worked at Orange Money, Microsoft, Vodafone, and Deutsche Bank.

Trusted Partner in Our Jurisdictions of Operation

As of December 31, 2025, we had approximately 996 national, regional, and local distributors, wholesalers and brands that collectively represent more than 7,910 brands transacted on RedAI. We believe this represents the broadest selection of FMCG products through a single platform in the markets we operate and provides a competitive edge over international giants like Alibaba by fostering local trade and business ecosystems. This focus on regional transactions translates to a smaller carbon footprint due to reduced reliance on lengthy global supply chains. We also believe this strengthens the resilience of local economies by promoting internal trade networks and lessening dependence on outside sources.

Based on our experience, we believe the jurisdictions in which we operate have issues with fraud and retailers are skeptical of purchasing products online due to fear of fraud. RedAI has been built and developed specifically for markets where brands want to establish a trusted presence and local supply chain for their inventory to help alleviate this fear. We believe RedAI is recognized in our jurisdictions of operation as a reliable source for brands and retailers to trade their inventory in a secure environment where products can be tracked efficiently. Additionally, we require all third-party brands and distributors to meet our standards for product authenticity and service reliability to provide credibility and appeal for RedAI. Our retailers can then confidently navigate through Red101 and trust the strength and authenticity of the offered brands, ensuring a superior product selection, convenience, and cost. We believe this provides us with an advantage over larger competitors who do not have the ability to meet these standards.

AI and Machine Learning Capabilities

RedAI’s machine learning algorithms can process millions of data points each day to optimize a range of purchasing behavior by retailers, including order build, inventory turn ratios, restock and out of stock, personalization, ads quality, inventory forecasting, order fulfillment, delivery mobilization, rebates and payment. We believe our data first approach is a key driver of our customer engagement across the markets in which we operate and provides our brands and distributors with an advantage over other local distributors that do not have these capabilities.

Connectivity

As opposed to our competitors, like Amazon and Alibaba, that do not allow for parties on their platforms to directly communicate, brands, distributors and retailers can directly connect on RedAI. This allows brands, distributors and retailers several advantages, including but not limited to, the following:

●	Retailers can source inventory from local brands and distributors directly to expedite the delivery process.

●	Brands and distributors can obtain higher returns on investment through improved product launches due to having discussions with retailers about what they really need.

Scalable Logistics Infrastructure

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

Third-Party Ecosystem Business Model

Our exclusively third-party ecosystem model allows for rapid scaling without the risks of providing such products ourselves, including but not limited to, inventory management, logistical operations and warehouse storage. We believe this approach drives profitability, strong cash flow, and enables us to aggressively invest in our technology, product innovation, and ecosystem expansion instead of having to resources on inventory management, logistical operations and warehouse storage.

Intellectual Property

Our intellectual property consists primarily of proprietary software which operates on our data lake of proprietary trading data, powering our AI-native Intelligent infrastructure. We have not obtained any patents on our software, but instead protect it as confidential know-how/trade secrets and/or as unregistered copyrightable software.

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

Government Regulations

Regulatory Matters in the Principal Jurisdictions in which We Operate

We have conducted reviews of the regulatory frameworks in the principal jurisdictions in which we operate and believe we follow the relevant regulatory frameworks in such jurisdictions, including Nigeria, Brazil, Argentina and South Africa. Due to the different regulations in each jurisdiction, we are required to have a different variation of our infrastructure in each jurisdiction in order to comply with the applicable jurisdiction’s laws. The effort needed to comply with each jurisdiction’s legislation requires a substantial amount of time and resources. For example, we have been required to hire local counsel in each of these jurisdictions to ensure we are in compliance with the laws. This has a material effect on our results of operations due to increase costs related to payments to employees and consultants to adjust RedAI to comply with each jurisdiction’s laws. We also compete against parties in our jurisdictions that do not consummate transactions on the internet and are therefore not required to utilize resources to comply with certain of these laws.

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

C. Organizational Structure

As a result of the Formation Transaction, the Company is the holding company of the RedCloud Group, which includes RedCloud Technologies Limited as the direct wholly-owned operating subsidiary. Our corporate structure is as follows:

D. Property, Plants and Equipment

We do not have any material tangible fixed assets. We do not own any real estate. Our corporate headquarters is located in London, England, at 50 Liverpool Street, London, EC2M 7PY, where we have a license to occupy an office suite and meeting rooms of approximately 100 square meters. The current term of our license expires end October 2026. We also had access to WeWork shared office space in London & Buenos Aires, until our contract expired in January 2026. Our corporate headquarters is an administrative hub and base for senior management. In the other jurisdictions in which we operate, we do not have any agreements for offices in place and we utilize space on an ad hoc basis when we need space.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024 and the notes to those statements included elsewhere in this annual report. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” in Section D under Item 3 of this annual report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

RedCloud offers an the RedAI infrastructure and associated products. We connect FMCG brands, distributors and retailers using a single infrastructure, providing AI-powered insights, data, and trading networks to help these stakeholders make better selling and buying decisions, while trading between each other.

Our RedAI infrastructure and products are designed to solve the estimated $2Tn inventory gap within a $14.7Tn global FMCG market, where overstock and understock of inventory occurs due to lack of predictive capabilities relating to supply and demand of everyday consumer goods. Full commercialization of the original platform commenced in the second quarter of 2022. Today, RedAI has a large and diverse group of FMCG manufacturer brands and distributors offering goods in a wide range of FMCG categories. Current markets of operation are Nigeria, South Africa, Argentina, and Brazil, with recent joint venture and infrastructure licensing arrangements entered into in Saudi Arabia and Türkiye as part of the Company’s broader international commercialization and expansion strategy. These initial markets were selected due to highly fragmented B2B supply chains, favorable demographics and existing regional infrastructure opportunities. In connection with these arrangements, the Company intends to deploy elements of its RedAI infrastructure and AI-enabled trade and distribution technologies through local operating and infrastructure partners. The Company believes this strategy may support a more capital-efficient expansion model while enabling localized deployment, integration and commercialization of its enterprise trade technology infrastructure.

Being an AI infrastructure business, we view our business model as being efficient with regards to the deployment of capital. Specifically, we do not engage in direct sales or compete with our sellers in any way. We do not handle or hold inventory, have no warehouses or fulfillment centers, and do not own or operate delivery vehicles. Instead, we aggregate trading data across FMCG categories for the mutual benefit of brands, distributors and retailers, creating efficiencies and growth of B2B trade flows, reducing waste.

Since we commenced operations in the second quarter of 2022, our business has grown substantially. As our infrastructure, data foundation and trading networks scale, we believe an increased numbers of brands and distributors will recognize the benefits and business value in joining our ecosystem to grow and compete in their markets.

We generate our revenue by applying both subscription and transactional based revenue to the TTV (as defined below). The transaction-based revenue we apply is different for our distributors in different jurisdictions and ranges from 1% to 5% of the TTV. For the fiscal year ended December 31, 2025, the blended transaction-based revenue equated to 1.5% of the TTV. The transaction-based revenue is paid solely by distributors. The retailers on the Platform do not pay us any fees on transactions. “TTV” means the total value of goods sold in a transaction on our Platform.

Key Performance Indicators

Distributors & Brands Count

We believe the success of RedAI is driven by the breadth, supply and quality of the products offered, which depends largely on the number of quality and trustworthy distributors we can attract. To accomplish this goal, our sales acquisition team seeks distributors and brands that sell fast-moving high-demand product categories. As of December 31, 2025, we had approximately 996 sellers (distributors, wholesalers and brands) on our RedAI infrastructure. This includes 981 active distributors, which we define as distributors that have made sales on our RedAI infrastructure in the previous three months, up 40% from 701 distributors we had on December 31, 2024, and 15 brands, down 75% from 59 brands we had on December 31, 2024. We expect the number of distributors to continue to increase as we expand RedAI in our key markets. The decrease in the number of brands directly selling through our trading networks reflects our strategic focus on the distributor-to-wholesaler-and-retailer leg of the FMCG supply chain, where secondary sales activity has historically been invisible to brand owners. By concentrating activity at this layer, we capture the trade data that brands cannot otherwise access, which we believe is the more durable source of long-term value than mediating direct brand-led transactions.

Retailers Count

We believe our success is also a function of the number of active retailers, which we define as retailers that have made purchases on Red101 in the previous three months, and the amount that they spend on products on the app. We attract new distributors by illustrating to them the large number of potential new retailers our Platform offers because our revenue is generated from the transaction-based revenue we charge distributors. As of December 31, 2025, we had 65,512 active retailers, which we define as retailers that have recorded sales on Red101 in the previous three months, up by 94% from 33,786 retailers we had as of December 31, 2024. We also expect this number to continue to increase as we expand our infrastructure in our key markets.

Stock Keeping Unit (“SKU”) Count

RedAI allows our distributors to list their products on our trading networks to encourage range sales and give our retailers maximum choice. We believe a key driver of our success is our ability to provide our retailers with choices, both in the number and variety of distributors, and availability of a wide array of products and brands such as canned products, powdered milk, biscuits, cooking oil, juices, pastas, and noodles. Specifically, among other brands, we sell major brands such as Diageo (alcoholic beverages), Dano (dairy), Yale & Pure Bliss (biscuits), Golden Penny and Grand (cooking oil) & Chivita (juices). In some cases, we have also integrated with the ERPs (Enterprise Resource Planning systems) of our distributors and brands to replicate their product database into our master.

As of December 31, 2025, there were 210,414 SKUs available on our Platform. Of the over 210,000 SKUs that were available, 42,572 SKUs were traded on the Platform in the year ended December 31, 2025, up 39% from 30,686 SKUs traded on the Platform in the year ended December 31, 2024. These 42,572 traded SKUs were from 2,401 different brands. We believe that the number of SKUs available will continue to increase and expect that to correlate to an increase in the number of SKUs traded on the Platform. We also intend to be more proactive going forward as to flagging and managing dormant products and categories and removing them from our Platform to enhance our customer experience. Dormant products and categories have not had a material impact on our results of operations.

Total Transaction Value (“TTV”)

We define TTV as the total value of goods sold in a transaction on our Platform. Our aggregate TTV increased from $2,470,223,763 in the year ended December 31, 2024 to $3,238,797,613 in the year ended December 31, 2025. We believe the increase can be attributed to the rapid increase in the number of products offered on the Platform during 2025, the introduction of a tier-based model of marketing promotions and increasing trust in the Platform with repeat usage.

Average Transaction Value

Accompanying the increased number of distributors and retailers on our Platform was a decrease in Average Transaction Value (as defined below) per order, from $6,182 in the year ended December 31, 2024 to $3,915 in the year ended December 31, 2025. This decrease was a direct and anticipated result of our deliberate strategic expansion into Nigeria’s open market retail segment—one of the most structurally underserved layers of the consumer goods supply chain in Sub-Saharan Africa. Over the same period, the number of active retailers on the Platform increased by 94%, reflecting a substantial shift in the composition of our retail network toward a larger base of smaller-format retailers whose individual purchasing capacity is structurally lower than that of wholesalers and larger retail partners. This expansion is consistent with our strategic focus on the distributor-to-retailer leg of the FMCG supply chain, where secondary sales activity has historically not been captured by brand owners.

Number of Orders

Orders placed on our Platform go through a cycle of pending to completed with options for the distributor to fulfil, partially fulfil, or cancel an order based on factors such as inventory availability. We only apply our transaction-based revenue to orders that are delivered and accepted by retailers, which is when we consider the order completed. Since we are a business that solely connects B2B retailers and distributors, we do not play any role in the delivery and acceptance process. In the scenario that there is a return on an order, it is managed between the distributor and the retailer directly, with RedCloud processing any invoice adjustment as required. The fulfilment rate (order placed, shipped, invoice, completed) on orders on the Platform was 99% in 2025.

Orders on our Platform increased significantly in the year ended December 31, 2025. Specifically, the number of orders completed was 827,323 in the year ended December 31, 2025, up over 107% compared to 399,710 in the year ended December 31, 2024.

Results of Operations

Comparison of the year ended December 31, 2025 versus December 31, 2024

Comparison of the year ended December 31, 2025 to the year ended December 31, 2024 in dollar terms and as a percentage of total revenue for each period.

(U.S. dollars)	12/31/2025		12/31/2024		12/31/2025 vs 12/31/2024
Revenue	$48,539,353	100.0%	$46,499,285	100.0%	$2,040,068.0	100.0%

Operating expenses:
General and administrative	10,474,040	21.6%	3,922,348	8.4%	6,551,692.0	321.2%
Salaries, benefits, contractor costs	21,761,699	44.8%	19,256,255	41.4%	2,505,444.0	122.8%
Marketing and commissions	49,124,526	101.2%	52,918,949	113.8%	(3,794,423.0)	(186.0)%
Travel	988,075	2.0%	1,930,599	4.2%	(942,524.0)	(46.2)%
Professional fees	2,691,821	5.5%	2,112,047	4.5%	579,774.0	28.4%
Product and technology development	4,386,105	9.0%	3,126,087	6.7%	1,260,018.0	61.8%
Depreciation and amortization	2,717,640	5.6%	1,881,323	4.0%	836,317.0	41.0%
Total operating expenses	92,143,906	187.6%	85,147,608	183.1%	6,996,298	342.9%
Net loss from operations	(43,604,553)	(88.8)%	(38,648,323)	(83.1)%	(4,956,230)	(242.9)%

Other (expense) income:
Interest expense	2,189,963	4.5%	3,120,054	6.7%	(930,091.0)	(45.6)%
Loss from change in fair-value of convertible shareholder loans	-	-	5,951,087	12.8%	(5,951,087.0)	(291.7)
Loss on Debt Extinguishment	-	-%	4,377,051	9.4%	(4,377,051.0)	(214.6)%
Stock based Compensation	-	-	-	-	-	-
Foreign currency (loss) gain	1,607,877	3.3%	470,219	1.0%	1,137,658.0	55.8%
Other Income	(1,165,544)	(2.4)%	-	-%	(1,165,544.0)	(57.1)%
Net loss before income taxes	(46,236,849)	(94.1)%	(52,566,734)	(113.0)%	6,329,885.0	310.3%

Income tax benefit	-	-%	(1,851,038)	(4.0)%	1,851,038.0	90.7%
Net loss	(46,236,849)	(94.1)%	(50,715,696)	(109.1)%	4,478,847	219.5%

Revenue

Revenue for the year ended December 31, 2025 was $48,539,353, an increase of $2,040,067, or approximately 4.4%, from $46,499,286 for the year ended December 31, 2024. For the year ended December 31, 2025, revenue in Nigeria increased approximately $15.6 million, or 68%, to $38.5 million, compared to $22.9 million for the year ended December 31, 2024, primarily driven by increased acquisition of distributors & retailers, higher order volumes from existing customers, and deeper engagement with distributors on RedAI. Revenue in South Africa increased approximately $5.6 million, or 136%, from $4.1 million for the year ended December 31, 2024 to $9.7 million for the year ended December 31, 2025, driven primarily by deeper engagement with established distributors and retailers in a more formalized retail environment than our Nigerian market. Revenue from Argentina decreased approximately $18.7 million, or 99%, from $18.8 million for the year ended December 31, 2024 to $0.1 million for the year ended December 31, 2025, reflecting our strategic decision to reallocate capital to higher return opportunities, including our joint venture and licensing model, while the operations remain active in the market. The Company’s operational prioritization during the period also reflected increasing focus on international expansion initiatives associated with joint venture and infrastructure licensing opportunities, including recently initiated arrangements in Saudi Arabia and Türkiye as part of the Company’s evolving RedAI commercialization strategy.

Nigeria remained our largest revenue-generating market in 2025, followed by South Africa. Brazil and Peru contributed immaterial revenue during the year, while the Company continued to wind down operations in Peru.

Revenue for the year ended December 31, 2025 was generated from an aggregate TTV of approximately $3.24 billion, compared to $2.47 billion for the year ended December 31, 2024. with an average transaction-based revenue of approximately 1.5% in the year ended December 31, 2025 (versus an average transaction-based revenue of approximately 1.9% in for the year ended December 31, 2024). The change in aggregate TTV and transaction-based revenue relates to the upward trend in our aggregate TTV and transaction-based revenue seen in 2025 and will continue in 2024 due to our anticipated consistent sales in our key markets. The average transaction-based revenue for the year ended December 31, 2025 in our four main markets were: Nigeria 1.5%, South Africa 1.5%, Argentina 2.8% and Brazil 1.6%. We also believe that as we add retailers, we will be able to charge a higher transaction-based revenue because we will be able to show them that they have more opportunities to sell.

Operating Expenses

Operating expenses for the year ended December 31, 2025 were $92,143,906, representing an increase of $6,996,298, or approximately 8.2%, from $85,147,608 for the year ended December 31, 2024. The increase primarily reflects continued investment in personnel, technology and public company infrastructure to support the Company’s growth, partially offset by reduced marketing and travel expenditures, but not limited to the following:

●	General and administrative expenses increased $6,551,692, or approximately 167.1%, to $10,474,040 in the year ended December 31, 2025, compared to $3,922,348 in the year ended December 31, 2024. The increase was primarily driven by higher corporate, compliance, banking, insurance and administrative costs associated with operating as a public company.

●	Salaries, benefits and contractor costs increased $2,505,444, or approximately 13.0%, to $21,761,699 in the year ended December 31, 2025, compared to $19,256,255 in the year ended December 31, 2024, reflecting increased headcount and contractor usage across infrastructure operations, technology and commercial functions. During the year, we undertook a targeted restructuring to reduce headcount costs in areas not directly impacting current or future revenue generation, while prioritizing investment in skills and personnel expected to enhance productivity in the near term and support development in emerging technical areas. Despite these skills being in high demand and associated with higher cost, this approach resulted in only a marginal overall increase in headcount-related costs.

●	Marketing and commissions expenses for the year ended December 31, 2025 were $49,124,526, a $3,794,423 or 7.2% decrease from $52,918,949 for the year ended December 31, 2024. The decrease was primarily due to lower spend on point-of-check-out vouchers, funded discounts and rebates as we focused on improving marketing efficiency and optimizing promotional spend. As in prior periods, voucher-based incentives continued to represent the majority of this expense, with the remainder relating to digital marketing campaigns, including Google and Facebook, and promotional materials. Our voucher-based marketing strategy continues to be designed to drive repeat purchasing behavior and increase customer lifetime value. Vouchers are generally targeted at existing retailers based on purchasing patterns and are typically applied to subsequent orders rather than initial transactions, reinforcing engagement and encouraging higher transaction volumes. As a result, marketing and commissions expenses are closely linked to revenue generation and tend to vary with transaction activity on our infrastructure. We expect that these expenses may increase in absolute terms as revenue grows and as we continue to invest in customer acquisition, retention and market expansion, particularly in newer markets. However, we are focused on improving the effectiveness of these expenditures and expect marketing and commissions to decline as a percentage of revenue over time. Given our current gross margin profile, managing the level and efficiency of marketing and commissions spend is a key priority. We are actively refining our promotional approach, including reducing reliance on heavily subsidized incentives and focusing on more targeted, data-driven campaigns. While such expenditures remain necessary in the near term to support growth and infrastructure scale, our objective is to improve gross margins over time through a combination of better marketing efficiency, increased scale and higher contribution from more profitable revenue streams.

●	Travel expenses decreased to $988,075 in 2025 from $1,930,599 in 2024, a decrease of $942,524, or approximately 48.8%, due primarily to reduced international and executive travel following the completion of the IPO.

●	Professional fees increased to $2,691,821 in 2025 from $2,112,047 in 2024, an increase of $579,774, or approximately 27.4%, driven by higher audit, legal and regulatory costs associated with public company requirements.

●	Product and technology development expenses increased to $4,386,105 in 2025 from $3,126,087 in 2024, an increase of $1,260,018, or approximately 40.3%. The increase was primarily driven by higher personnel-related costs, including the expansion of our engineering and product teams, as well as increased investment in infrastructure development activities. These included enhancements to core functionality, development of new products and features, and scaling of our technology infrastructure to support increased transaction volumes and geographic expansion. Additional costs were incurred in relation to cloud hosting, data infrastructure and software tools required to support the growth and reliability of our products.

●	Depreciation and amortization expense increased to $2,717,640 for the year ended December 31, 2025, compared to $1,881,323 for the year ended December 31, 2024, representing an increase of $836,317, or approximately 44.5%. The increase was driven primarily by higher amortization of capitalized software development costs and increased depreciation of technology and office equipment resulting from prior-year investments.

●	As a result, net loss from operations was $43,604,554 for the year ended December 31, 2025, compared to $38,648,323 for the year ended December 31, 2024.

●	Interest expense decreased to $2,189,963 in the year ended December 31, 2025 from $3,120,054 in the year ended December 31, 2024 due to lower outstanding debt balances following the conversion of shareholder and convertible loans into equity in connection with the IPO.

●	Foreign currency loss was $1,607,877 in the year ended December 31, 2025 compared to $470,219 in the year ended December 31, 2024, reflecting currency volatility and the remeasurement of intercompany monetary balances.

●	Other income was $1,165,544 for the year ended December 31, 2025, relating primarily to qualifying UK R&D incentives for the year ended December 31, 2025.

●	There were no gains or losses from changes in fair value of convertible shareholder loans and no gains or losses on debt extinguishment recognized in 2025.

Liquidity and Capital Resources

As of December 31, 2025, and as of the date of this annual report, our liquidity position remains severely constrained, reflecting our history of operating losses, negative cash flows and limited available cash resources. These conditions raise substantial doubt about our ability to continue as a going concern for at least twelve months from the date of issuance of these financial statements. Our ability to continue operations is dependent on our ability to improve operating performance, including achieving revenue growth and improved gross margins, and obtaining sufficient additional financing to satisfy our liquidity needs and contractual obligations.

Subsequent to December 31, 2025, we have raised approximately $7.5 million in gross proceeds through a combination of financing activities.

These included:

●	approximately $4.0 million from the issuance of senior convertible notes in February 2026;
●	approximately $1.4 million from drawdowns under our Equity Line of Credit (“ELOC”) during April and May 2026;
●	approximately $0.9 million from the exercise of previously issued warrants; and
●	approximately $1.3 million shareholder loans.

Notwithstanding the financing activities completed to date, our historical cash usage significantly exceeds our current liquidity resources. Based on our operating cash outflows of $34.9 million during the year ended December 31, 2025 and our current cost structure, the capital raised subsequent to year end is not sufficient to fund operations for the full 2026 financial year. Based on our current operating plan, we expect to require substantial additional capital during 2026 to fund ongoing operations, satisfy working capital requirements and meet our contractual obligations. The amount and timing of additional capital required will depend on several factors, including the pace of revenue growth, improvements in gross margin, the level of discretionary expenditures, particularly marketing and commission expenses, and our ability to reduce overall cash burn. We believe that our existing cash resources will be sufficient to fund our planned operations until June 2026. However, to date, our insiders have provided us with loans whenever we have required additional funds, and we expect that they will continue to do so in the future if additional financing is needed to support our operations. In addition, we plan to seek additional capital through the public markets and other financing sources as necessary to support our growth and operations, although there can be no assurance that such financing will be available on acceptable terms, or at all.

Management is actively implementing measures intended to improve liquidity and reduce operating expenses, including improving marketing efficiency and reducing reliance on subsidized incentives, optimizing working capital management and payment cycles, aligning the cost base with near-term revenue expectations, and focusing on higher-margin revenue streams and technology-driven efficiency. Management is also pursuing additional financing opportunities, including equity financings, debt arrangements and shareholder support initiatives. However, there can be no assurance that these efforts will be successful or that additional funding will be available on commercially reasonable terms, or at all.

If we are unable to obtain sufficient additional financing in the near term or achieve meaningful improvements in our operating performance, we may be forced to significantly curtail operations, substantially reduce our workforce and operating expenditures, dispose of assets, pursue restructuring or insolvency-related proceedings, or otherwise seek protection under applicable bankruptcy or similar laws. Any such actions could materially and adversely affect our business, financial condition, results of operations and the value of our securities, and there is a substantial risk that holders of our securities could lose all or a significant portion of their investment.

Contractual Obligations

As of May 15, 2026, our contractual obligations for 2026 include approximately $3.58 million of principal and interest payments under our senior convertible notes, approximately $3.78 million of repayment obligations under the Lienhardt & Partner Privatbank Zürich AG (“Lienhardt”) facility if demanded, approximately $10.0 million of shareholder loans (including accrued interest), which have defined repayment terms, approximately $11.0 million of trade payables, and approximately $10.0 million of ongoing operating expenses necessary to support our personnel and infrastructure. We intend to satisfy these obligations through a combination of existing cash balances, additional drawdowns under the ELOC, potential equity financings (including follow-on offerings and private placements), additional debt financing arrangements, cash generated from operations to the extent achieved, and shareholder support arrangements. As of March 31, 2026, we had approximately $3.8 million outstanding under the Lienhardt loan and overdraft facility, which represents a short-term financing arrangement that may be callable or repayable in accordance with its contractual terms. In connection with this facility, certain shareholders, Christina Byland and Dr. Nikolaus Senn, provided a written commitment that, if amounts up to $3.8 million become repayable prior to March 31, 2027, they will make available to the Company a term loan facility in an equivalent aggregate amount to enable the Company to satisfy such repayment obligations. This support commitment remains available through March 31, 2027.

In addition, on February 26, 2026, the Company entered into securities purchase agreements with certain institutional investors pursuant to which the Company issued senior convertible notes in an aggregate original principal amount of approximately $4.35 million, resulting in gross proceeds of approximately $4.0 million before fees and expenses. The notes were issued with an 8.0% original issue discount, accrue interest at 7.0% per annum, and mature on March 1, 2027, unless earlier converted, redeemed or extended in accordance with their terms. Beginning two months following the closing date, the Company is required to make monthly installment payments equal to the lesser of 10% of the original principal amount or the then-outstanding principal balance, together with accrued interest, late charges, if any, and any applicable make-whole amounts.

Impairment Expense

In occurrence with ASC 360-10-35, the capitalized costs will be evaluated for impairment. Specifically, as significant enhancements and upgrades are built out, management will ensure any prior capitalizable work is not impaired and needs to be written off. So far, management has concluded no impairment exists based on the criteria in the above guidance.

Intangible Assets

Intangible assets consist primarily of capitalized software development costs related to the RED101 Platform. Intangible assets with a definite useful life are amortized on a straight-line basis over their estimated useful life of five years, which management believes represents the period over which the related economic benefits are expected to be realized.

Research expenditures are expensed as incurred and recorded within product and technology development expenses. Development costs are capitalized only when technical feasibility, commercial viability and financial feasibility have been established and the Company expects to derive future economic benefits from the asset.

For the year ended December 31, 2025, amortization expense related to capitalized software development costs was $2,422,054, compared to $1,717,575 for the year ended December 31, 2024. The increase reflects continued capitalization of infrastructure and product development costs over prior periods, resulting in a higher average balance of intangible assets subject to amortization.

Income Taxes

The Company recognizes, if any, uncertainty in income taxes by applying the accounting prescribed by U.S. GAAP, for which a more likely than not recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return should be considered. It also provides guidance on derecognition, classification of a liability for unrecognized tax benefits, accounting for interest and penalties, accounting in interim periods and expanded income tax disclosures. The Company classifies interest and penalties, if any, separately, in the statement of income.

The Company operates in multiple tax jurisdictions and is subject to differing tax laws, regulations, and interpretations. Management evaluates its tax positions on an ongoing basis and, as of the reporting date, has concluded that there are no material uncertain tax positions requiring recognition in the consolidated financial statements. This assessment is based on the technical merits of the positions taken and consideration of applicable tax laws and regulations. However, the Company’s tax positions may be subject to challenge by relevant tax authorities, and the outcome of such matters cannot be predicted with certainty.

Management has evaluated its tax positions, including those subject to ongoing audit, and has concluded that no material uncertain tax positions require recognition in our financial statements. We believe that the income tax positions would be sustained on audit and do not anticipate any adjustments that would result in a material change to the financial position.

The Company has incurred taxable losses since inception in multiple jurisdictions. Based on the weight of available evidence, including a history of cumulative losses and the expectation of continued losses in certain jurisdictions, the Company has recorded a full valuation allowance against its deferred tax assets as of the reporting date. Accordingly, no net deferred tax assets have been recognized in the consolidated financial statements.

The Company is subject to tax audits and examinations by tax authorities in the jurisdictions in which it operates. During the year ended 2025, a tax audit was initiated by the Federal Inland Revenue Service in Nigeria covering the 2023–2024 financial years. The audit is ongoing as of the reporting date. While the Company believes that its tax positions are supportable, the ultimate outcome of such examinations cannot be predicted with certainty and may result in adjustments to previously reported tax positions.

Share-Based Compensation

We account for share-based compensation to employees, directors and non-employees in accordance with FASB ASC Topic 718, Compensation—Stock Compensation, which requires compensation cost to be recognized in the consolidated financial statements based on the grant-date fair value of equity awards. Compensation expense is recognized on a straight-line basis over the applicable vesting period and is adjusted for actual forfeitures as they occur.

The Company primarily grants share options and other equity-based awards under its equity incentive plans. For share option awards, the Black-Scholes-Merton option pricing model is used to estimate the grant-date fair value of the awards. The Black-Scholes-Merton model incorporates assumptions that require significant judgment, including the expected term of the award, expected share price volatility, risk-free interest rate and expected forfeiture rates.

The expected term of share options is estimated based on the simplified method permitted under ASC 718-10-55-76, which reflects the weighted-average period between vesting and contractual expiration, and is generally estimated to be approximately 10 years.

For awards granted prior to the Company’s initial public offering, including share options granted in December 2021, fair value estimates were determined with the assistance of external valuation specialists using the Black-Scholes-Merton model and, where appropriate, adjusted for lack of marketability due to the absence of a public market for the Company’s ordinary shares at the time of grant.

The expected volatility assumption is determined based on historical volatility data observed over a period consistent with the expected term of the award, using share price data from a peer group of publicly traded companies with operating and risk profiles similar to the Company. The risk-free interest rate is based on yields for zero-coupon government securities with maturities commensurate with the expected term of the awards, primarily using UK or U.S. government benchmark rates, depending on the currency and legal structure of the award.

During the year ended December 31, 2025, share-based compensation expense increased significantly compared to the prior year, reflecting equity awards granted in connection with the Company’s initial public offering, long-term incentive arrangements for management, and employee retention and incentive programs implemented following the IPO. Share-based compensation expense includes only non-cash charges and has no impact on the Company’s liquidity.

The following table summarizes our statement of cash flows for the twelve months ended December 31, 2025 and 2024.

(U.S. dollars in thousands except share and per share data)	For the Twelve Months Ended
	December 31,
	2025	2024
Net cash used in operating activities	(36,983)	(34,679)
Net cash used in investing activities	(3,265)	(3,892)
Net cash provided by financing activities	39,878	35,050
Effect of exchange rate changes on cash and cash equivalents	17	3,767
Increase (decrease) in cash and cash equivalents	$(353)	$246

Net Cash Used in Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was approximately $36,983,000 compared to $34,679,000 for the year ended December 31, 2024, representing an increase in cash outflows of $2,304,000, or approximately 6.6%. While the net loss improved year-over-year, cash outflows remained elevated due to the underlying cost structure required to support infrastructure and product growth.

Working capital movements in 2025 were a net source of cash. This was primarily driven by a significant reduction in accounts receivable, reflecting improved collections and lower period-end balances, as well as a decrease in prepayments as prior period upfront costs were utilized. In addition, a reduction in income taxes receivable contributed to cash inflows during the year. These inflows were partially offset by decreases in accounts payable, vouchers payable and accrued expenses, reflecting the settlement of outstanding supplier obligations and operating expenses.

Looking ahead to 2026, we expect cash flows from operating activities to remain negative in the near term as we continue to invest in revenue growth, technology development and market expansion. However, we are focused on improving operating cash flow through a combination of initiatives, including tighter management of receivables and payables, reducing discretionary spend, particularly in marketing and commissions, and improving gross margins as the business scales. The timing and extent of improvement in operating cash flows will depend on our ability to accelerate revenue growth, improve unit economics and manage working capital efficiently.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was approximately $3,265,000 compared to $3,892,000 for the year ended December 31, 2024, representing a decrease in cash outflows of $627,000, or approximately 16.1%.

The decrease in investing cash outflows was primarily attributable to lower capitalized software development expenditures and reduced purchases of property and equipment in 2025, reflecting a moderation in capital investment following significant product development and infrastructure build-out in prior periods.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was approximately $39,878,000 compared to $35,050,000 for the year ended December 31, 2024, representing an increase of approximately $4,828,000 or 13.8%.

Financing cash inflows in 2025 were primarily driven by proceeds from the issuance of ordinary shares in connection with the Company’s initial public offering, partially offset by conversion of shareholder loans and short-term borrowings. In contrast, financing activities in 2024 were driven primarily by shareholder loan financing rather than equity issuance.

Effect of Exchange Rate Changes on Cash and Cash Equivalents

The effect of exchange-rate changes on cash and cash equivalents was a positive approximately $17,000 for the year ended December 31, 2025, compared to a positive approximately $3,767,000 for the year ended December 31, 2024. The significantly lower impact in 2025 reflects currency volatility and the remeasurement of cash balances held in foreign currencies against the U.S. dollar.

Change in Cash and Cash Equivalents

As a result of the foregoing, cash and cash equivalents decreased by approximately $353,000 during the year ended December 31, 2025, compared to an increase of approximately $246,000 during the year ended December 31, 2024.

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

Justin Floyd	60	Chief Executive Officer and Director
Raju Datla	51	Chief Financial Officer
Soumaya Hamzaoui	41	Chief Product and Commercial Officer and Director
Hans Rudolf Kunz	71	Chairperson of the Board of Directors
Dr. Nikolaus Senn	66	Director
David Chung-Hua Bolocan	61	Director
Prem Parameswaran	57	Director
Dr. Mustafa Ergen	48	Director

Executive Officers

Justin Floyd, Chief Executive Officer and Director

Mr. Floyd serves as the Chief Executive Officer and a director of the Company, positions he has held since our inception. A co-founder of the Company, Mr. Floyd brings decades of experience in founding and investing in pioneering technology companies and the global supply chain. In addition to his service with the Company, since September 2023, Mr. Floyd has served as a non-executive chairman of the board of Ocpus, a France-based social selling platform specifically designed for direct sales companies. Mr. Floyd was also appointed to the board of the AI Trust Foundation, a non-profit organization based in Washington, D.C., in June 2024. Prior to this, from January 2013 to July 2017, he co-founded CMR Surgical, a platform for surgical robots, where he helped create the original design of the business. Mr. Floyd also co-founded and ran Vecta, a cloud intelligence company that primarily operated in the United Kingdom, the Middle East, and EMEA until it was acquired by Kerridge Commercial Systems, and he co-founded CCL Group, one of the first transatlantic fintech companies, which saw immense successes in trading volumes under his guidance. We believe that Mr. Floyd is qualified to serve as our Chief Executive Officer and a director because of his extensive knowledge of our Company, as well as his retail, intelligence software, and business-to-business commerce expertise.

Raju Datla, Chief Financial Officer

Mr. Datla serves as our Chief Financial Officer. Mr. Datla has more than twenty years of experience in corporate finance, capital markets and strategic transactions within the technology and infrastructure sectors. Prior to becoming Chief Financial Officer, Mr. Datla served as our Chief Strategy Officer from October 2025 to March 2026. Prior to joining the Company, Mr. Datla held senior finance and strategy roles at several technology and digital infrastructure companies between December 2012 and July 2025, where his responsibilities included financial planning, capital markets activities, corporate development and investor relations. From July 2007 to June 2012, Mr. Datla served as Vice President in the Technology, Media and Telecommunications investment banking group at Deutsche Bank, where he advised corporate clients on mergers and acquisitions, equity and debt financings and other strategic transactions. Mr. Datla received a Master of Business Administration from Columbia Business School, a Master of Science in Computer Information Systems from St. Mary’s University, and a Bachelor of Engineering in Electronics and Communication Engineering from Bangalore University.

Soumaya Hamzaoui, Chief Product and Commercial Officer and Director

Ms. Hamzaoui, a co-founder of the Company, currently serves as our Chief Product and Commercial Officer, and has been a director of the Company since inception. From January 2021 to August 2025, Ms. Hamzaoui served as our Chief Operating Officer, and from February 2014 to December 2020, she served as our Chief Product Officer. Prior to her time with the Company, Ms. Hamzaoui was a Senior Project Manager at Altran (now Capgemini), a French multinational information technology services and consulting company, from June 2008 through October 2012. Ms. Hamzaoui’s dynamic work portfolio also includes working on the development of Orange Money, a mobile money service, in Africa and supporting industries such as banking, transport and telecommunication in their transformation advance toward new technologies. Ms. Hamzaoui received an engineer’s degree in business engineering from Télécom SudParis, and she holds a master’s degree in electrical and electronics engineering from the Abou Bekr Belkaid University in Algeria. We believe Ms. Hamzaoui is qualified to serve as a director because of her extensive experience in software and telecommunication, as well as her expertise in product management in financial services.

Non-Executive Directors

Hans Rudolf Kunz, Chairperson of the Board

Mr. Kunz, a co-founder of the Company, has served as the Chairperson of the Board since inception. Prior to joining the Company, he spent over twenty-two years at Bear Stearns & Co. Inc., and Bear Stearns International; the international arm of Bear Stearns, a global investment bank and securities trading firm that was one of the largest in the United States. While there, Mr. Kunz served as a Senior Managing Director at Bear Stearns & Co. Inc., New York, and a director of and member of the Executive Committee at Bear Stearns International Limited, London. In addition to being a member of various boards of Bear Stearns, Mr. Kunz’ direct responsibilities included co-heading the international equities department and running the European branches (banks and financial companies) of Bear Stearns International Limited. In addition to sitting on our Board, Mr. Kunz has been a member of the board of directors of Manorbois SA Casablanca, a Moroccan company that specializes in the import and distribution of sawing wood and panel, and insulation materials, since October 2017. Prior to this, he was the chairman and director of Advantis Insurance Consulting AG, Zurich, a provider of insurance, pension, and financial advice, including risk management, consulting, and insurance brokerages. Mr. Kunz has held Series 3, 7, 8, 15, and 21 certifications from the SEC and certifications 1, 3, 8, 10, 11, 21, 26, 27, and 30 from the FSA, and holds a banking degree from the Business School of Basel (KV) in Basel, Switzerland. We believe that Mr. Kunz is qualified to serve as a director because of his global knowledge and experience in finance, investment, and our Company.

Dr. Nikolaus Senn, Director

Dr. Senn has been a member of the Board since inception. He brings over thirty years of experience in investment banking and asset management to the Company. From 2003 to 2011, Dr. Senn was a partner at NewSmith Capital LLP, an independent investment management and advisory partnership, and he was portfolio manager and Chief Executive Officer of the Credit Fund at NewSmith Asset Management LLP. Dr. Senn was also previously Managing Director and responsible for large trading operations in derivatives, fixed income, credit and currency markets at UBS London, Dresdner Kleinwort Benson and WestLB AG. He started his career in fixed income derivatives trading at UBS Zurich. Dr. Senn has been the Chief Executive Officer and chairman of the board of Heimberg Hotel A.G., a hotel in Switzerland, and Heimberg Immosen A.G, a Swiss business engaged in the acquisition, holding, management, and sale of real estate. since 2013. In this role, he runs an alpine resort hotel as well as a real estate company. Dr. Senn has also been the president of a golf club in Switzerland named Golfclub Lenzerheide, since 2015. Dr. Senn holds a Master’s Degree in Law from Zurich University and a Ph.D. in banking law from Fribourg University. We believe that Dr. Senn is qualified to serve as a director because of his extensive knowledge and experience in asset management and finance.

David Chung-Hua Bolocan, Director

David Chung-Hua Bolocan has been a member of the Board since March 2025. From 1994 to 2000, he served as Senior Engagement Manager in Mitchell Madison Group, a consulting company. From 2001 to 2006, he served as Executive Vice President - Head of Corporate Initiatives Group and CMO of specialized lending in Bank of America’s card division. From 2006 to 2018, he served as senior executive and Head of Consumer and Wealth deposits at Truist, and Head of Retail Banking Services at Verisk Analytics. From August 2018 to June 2021, he served as Business Line CEO for Retail Bank Deposits and Payments Business in BBVA Compass (now part of PNC). From June 2021 to March 2022, he served as head of deposit and payments for LendingClub, a fintech company. Since June 2022, he has served as a Senior Director at Western Alliance Bank. Mr. Bolocan also served as an independent director for Cellular Biomedicine Group, Inc., a Nasdaq listed company, from 2012 to 2016, and UTime Limited, a Nasdaq listed company, from April 2019 to May 2023. Mr. Bolocan received an M.S./M.B.A. from the MIT Sloan School of Management and a B.A. from Harvard University in Computer Science and Economics. We believe Mr. Bolocan is qualified to serve as a director because of his extensive experience as a director of companies listed on Nasdaq.

Prem Parameswaran, Director

Prem Parameswaran has been a member of the Board since March 2025. Mr. Parameswaran serves as Managing Director at Stone Point Capital. Mr. Parameswaran previously served as Triller Group Inc.’s (“Triller”) President and Chief Financial Officer since February 2023 and previously served as Triller’s President of Corporate Finance and Investor Relations from May 2022 to February 2023. Mr. Parameswaran has been in Media, Entertainment & Technology finance for over 30 years as both an investment banker as well as President and Chief Financial Officer of Eros International Plc. Prior to joining Triller, Mr. Parameswaran served as Group Chief Financial Officer and President of North America of Eros International Plc from June 2015 to May 2022. Before joining Eros International, Mr. Parameswaran served as Global Head of Media & Telecommunications Investment Banking at Jefferies LLC from October 2012 to May 2015. Prior to that, Mr. Parameswaran was a Managing Director, Americas Head for the Global Telecommunications and Media Group in the Investment Banking Division at Deutsche Bank from June 2003 to October 2012 and had prior roles at Goldman Sachs and Salomon Brothers. Mr. Parameswaran was nominated in 2019 and subsequently sworn into a United States President’s Presidential Advisory Commission for Asian Americans and Pacific Islanders, where he was the only Indian American appointed to the committee. Mr. Parameswaran received a B.A. from Columbia University and an M.B.A. from Columbia Business School. We believe Mr. Parameswaran is qualified to serve as a director because of his extensive experience working with startup companies in the technology sector.

Dr. Mustafa Ergen, Director

Dr. Mustafa Ergen has been a member of the Board since April 2026. Dr. Ergen brings a combination of deep technical expertise and commercial execution across Silicon Valley, Europe and emerging markets. He has been a Professor at Istanbul Technical University since 2017 and founder and chairman of Ambeent Inc since 2016. Dr. Ergen also is a co-founder of multiple AI and deep-tech ventures, including Furna Quantum since 2023, and Nest-ion since 2019, and is an innovator in 5G and next-generation network architectures. Dr. Ergen previously served as Chief Innovation Officer at Sabanci University from 2022 to 2023, and has held senior advisory roles, including as Chief Technology Advisor to Türk Telekom Group. He began his career in advanced network research at The University of California, Berkeley. He is recognized among the world’s top 2% of scientists by Stanford University. Dr. Ergen received a B.S. in Electrical and Electronics Engineering from Orta Doğu Technical University, a M.S. in Electrical Engineering, M.A. in International and Area Studies and PhD in Electrical Engineering and Computer Science from the University of California, Berkeley. We believe Dr. Mustafa Ergen is quailed to serve as a director because of his deep roots in Türkiye’s technology ecosystem, combined with his global experience in building and scaling advanced infrastructure, strongly positions him to support the Company’s regional execution and broader international growth strategy.

B. Compensation

Compensation of Executive Officers and Directors

The aggregate compensation, including share-based compensation, paid by the Company to our executive officers for the year ended December 31, 2025 was approximately $1,160,594. We did not pay any compensation to members of our Board for board services. These aggregate amounts include compensation paid, bonuses paid for the year, amounts received under the incentive plans described below under “Equity Incentive Plans,” contributions to pensions and other retirement benefits.

As of December 31, 2025, options to purchase 1,487,625 ordinary shares granted to our executive officers and directors were outstanding under our Equity Incentive Plans at a weighted average exercise price of £0.27 per share. Each option will expire ten years from the date of the grant thereof.

We paid each of our non-executive directors an annual retainer of $55,000, with an additional annual payment for service on board committees as follows: $10,000 for each member of the Audit Committee ($20,000 for the Chairperson of the Audit Committee), $7,500 for each member of the Compensation Committee ($15,000 for the Chairperson of the Compensation Committee) and $5,000 for each member of the Nominating and Corporate Governance Committee ($10,000 for the Chairperson of the Nominating and Corporate Governance Committee). The Chairperson of the Board will be paid an additional annual retainer of $75,000.

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

Employment Agreement with Justin Floyd

The Company entered into an executive employment agreement with Justin Floyd (the “Floyd Agreement”), pursuant to which Mr. Floyd will serve as the Company’s Chief Executive Officer, reporting to the Company’s Board. The Floyd Agreement will remain in effect indefinitely until terminated by either party. The Floyd Agreement provides for (A) a $500,000 annual base salary paid in accordance with our normal payroll practices and which may be increased in the discretion of our Board, but not reduced, (B) a relocation payment of $200,000, (C) a target annual bonus equal to 100% of base salary, with the actual amount of such bonus determined in the discretion of our Board, based on the achievement of individual and/or company performance goals determined by our Board or a subcommittee thereof and payable on the date annual bonuses are paid to our other senior executives, but in no event later than March 31st of the calendar year following the calendar year in which such bonus was earned, (D) a target annual equity compensation award equal to at least $4,000,000, each of which will be subject to a four-year vesting period and such other terms and conditions as determined by our Board or a subcommittee thereof, and (F) eligibility to participate in customary health, welfare, and fringe benefit plans we provide to our employees, but if we don’t offer customary health, welfare, and fringe benefit plans in New York, NY, the Company will reimburse Mr. Floyd (and Mr. Floyd’s spouse and/or eligible dependents) full monthly cost of market-standard health and welfare benefits.

The Floyd Agreement also provides that in connection with the Company’s IPO, the Company will recommend to the Board that it make a one-time equity grant to Mr. Floyd with a value of $3,000,000, and which will be subject to a four-year vesting period, with such other terms and conditions of the grant set forth in a separate grant agreement between the Company and Mr. Floyd. As of the date of this report, this equity grant has not been approved by the Board or granted.

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

Employment Agreement with Soumaya Hamzaoui

The Company entered into an executive employment agreement with Soumaya Hamzaoui (the “Hamzaoui Agreement”), pursuant to which Ms. Hamzaoui will serve as the Company’s Chief Operating Officer, reporting to the Company’s Board. The Hamzaoui Agreement remains in effect indefinitely until terminated by either party. The Hamzaoui Agreement provides for (A) a £370,500 annual base salary paid in accordance with our normal payroll practices and which may be increased in the discretion of our Board, but not reduced, (B) a relocation payment of £50,000, (C) a target annual bonus equal to 90% of base salary, with the actual amount of such bonus determined in the discretion of our Board, based on the achievement of the individual and/or Company performance goals determined by our Board or a subcommittee thereof and payable on the date annual bonuses are paid to our other senior executives, but in no event later than March 31st of the calendar year following the calendar year in which such bonus was earned, (D) a target annual equity compensation award equal to at least $2,500,000, each of which will be subject to a four-year vesting period and such other terms and conditions as determined by our Board or a subcommittee thereof, and (F) eligibility to participate in customary health, welfare, and fringe benefit plans we provide to our employees.

The Hamzaoui Agreement also provides that in connection with our IPO, the Company will recommend to the Board that it make a one-time equity grant to Ms. Hamzaoui with a value of $7,000,000, and which will be subject to a four-year vesting period, with such other terms and conditions of the grant set forth in a separate grant agreement between the Company and Ms. Hamzaoui. As of the date of this annual report, this equity grant has not been approved by the Board or granted.

The foregoing description of the Hamzaoui Agreement is not complete and is qualified in its entirety by reference to the full text of the Hamzaoui Agreement, which is filed hereto.

Non-Executive Director Offer Letters

Hans Rudolf Kunz, Nikolaus Beat Senn, David Chung-Hua Bolocan, Prem Parameswaran and Dr. Mustafa Ergen are Non-Executive Directors (each, an “NED”, collectively, the “NEDs”) of the Company. The NEDs entered into offer letters that are based on UK appointments, with appropriate modification to include the relevant SEC and Nasdaq reporting provisions and any particular SEC/Nasdaq rules that apply. Each NED has been appointed for an initial 12-month period, and the appointment may for reasons other than cause (with examples for cause being set out in the agreement) be terminated on either party serving the other with one month’s written notice. The appointment letters detail the specific and detailed duties, time commitments and compensation for their services. The offer letters also include appropriate protections for the Company in relation to confidential information and outside interests.

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

Pursuant to the Option Plans, we have issued options to certain individuals both in the United Kingdom and overseas (the “Option Holders”) over ordinary shares in RedCloud Technologies Limited, and we intend to grant further options to such individuals prior to completion of the Formation Transaction (the “RTL Options”). These upcoming intended option grants shall be issued under slightly amended forms of the Option Plans.

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

EMI limits

There is a legislative limit on the total unrestricted market value of outstanding EMI options which can be held by any one Option Holder (together with some other tax-favoured options in the United Kingdom). This limit is £250,000.

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

Exercise Events

Under the Option Plans, an option can be exercised (i) at any time after a listing/IPO, (ii) for a period of 30 days following a change in control, (iii) following notice from the Board that a change of control or asset sale is likely to occur, or that RedCloud Technologies Limited proposes to pass a resolution for voluntary winding up, but such exercise shall only take effect immediately prior to and conditional upon the relevant event occurring, (iv) during the period commencing immediately following the sanctioning of a compromise or arrangement by the UK court between RedCloud Technologies Limited and its members under Part 26 of the Companies Act and ending on the date it becomes effective, (v) for a period of 30 days following the sale of substantially all the business or assets of the RedCloud Group, or (vi) on the day immediately prior to the tenth anniversary of the date of grant of the option. The exercisability is also subject to the leaver provisions. The Board has the discretion to extend the aforementioned exercise periods in (ii) to (v).

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

Share Reserve

The maximum aggregate number of shares that may be issued under the 2024 Plan is 8,845,327.

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

C. Board Practices

Corporate Governance Practices

As a foreign private issuer whose shares are listed on Nasdaq, we have the option to follow certain UK corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the following requirements:

●	We do not intend to follow Nasdaq Rule 5605(b) pursuant to which a majority of the board of directors of the Company must be comprised of independent directors as defined in Rule 5605(a)(2). Such independence requirement is not required under our Articles or the Companies Act. In accordance with generally accepted business practice, the composition of the board of directors of the Company will be governed by the Articles, which do not impose independence requirements.

●	We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Amended and Restated Articles of Association and the Companies Act provide alternative quorum requirements that are generally applicable to meetings of shareholders.

●	We do not intend to follow Nasdaq Rule 5635(c) regarding shareholder approval requirements for the issuance of securities in connection with a share option or purchase plan that is established or materially amended or other equity compensation arrangement is made or materially amended. Pursuant to the Companies Act, we cannot allot shares or grant rights to subscribe for or to convert any security into shares in the Company without an ordinary resolution of the shareholders.

●	We do not intend to follow Nasdaq Rule 5635(d) regarding shareholder approval requirements for the issuance of more than 20% of the outstanding ordinary shares of the issuer. Pursuant to the Companies Act, we cannot allot shares or grant rights to subscribe for or to convert any security into shares in the Company without an ordinary resolution of the shareholders.

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

Director Independence and Committees of the Board of Directors

Director Independence

Nasdaq Rule 5605 requires a majority of a listed company’s board of directors to be comprised of independent directors; however, we intend to rely on the “foreign private issuer exemption” with respect with this requirement as such independence requirement is not required under our Articles or the Companies Act. In accordance with generally accepted business practice, the composition of our Board will be governed by the Articles, which do not impose such independence requirements. Nasdaq Rule 5605 also requires that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. We have determined that David Chung-Hua Bolocan, Prem Parameswaran and Dr. Mustafa Ergen are “independent” directors under the Nasdaq listing standards, while Justin Floyd, Soumaya Hamzaoui, Hans Rudolf Kunz and Nikolaus Senn are not independent under such standards. We have also determined that each of the three members of the Audit Committee is “independent” for purposes of Section 10A(m)(3) of the Exchange Act and the rules promulgated thereunder and under the Nasdaq listing standards. Further, the Board has determined that each of the two members of both the Compensation Committee and the Nominating and Corporate Governance Committee is “independent” under the Nasdaq listing standards. In making determinations concerning independence of members of our Board and the committees thereof, our Board will consider the relationships that each such person has with our Company and all the other facts and circumstances our Board deems relevant in determining independence, including the beneficial ownership of our capital stock by each such person.

Board Committees

We have three standing committees of the Board: the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of the board committees act pursuant to a separate written charter adopted by our Board, each of which are available on our website at https://redcloudtechnology.com. Our Board may at any time or from time to time appoint certain other committees in its sole discretion as it deems necessary or appropriate to carry out its functions.

Audit Committee

The Audit Committee consists of David Chung-Hua Bolocan (Chairperson), Prem Parameswaran and Dr. Mustafa Ergen. The Board has determined that all of the members of the Audit Committee are “independent,” as defined by the Nasdaq listing standards and by applicable SEC rules. In addition, the Board has determined that David Chung-Hua Bolocan is an audit committee financial expert, as that term is defined by the SEC rules, by virtue of having the following attributes through relevant experience: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves; (iii) experience preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

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

Compensation Committee

The Compensation Committee consists of David Chung-Hua Bolocan and Prem Parameswaran (Chairperson). The Board has determined that all of the members of the Compensation Committee are “independent,” as defined by Nasdaq listing standards. The responsibility of the Compensation Committee is to review and approve the compensation and other terms of employment of our President and Chief Executive Officer and our other executive officers, including all of the “named executive officers.” Among its other duties, the Compensation Committee oversees all significant aspects of our compensation plans and benefit programs. The Compensation Committee annually reviews and approves corporate goals and objectives for the President and Chief Executive Officer’s compensation and evaluates the Chief Executive Officer’s performance in light of those goals and objectives. The Compensation Committee also recommends to the Board the compensation and benefits for members of the Board. The Compensation Committee has also been appointed by the Board to administer our Equity Incentive Plans. The Compensation Committee does not delegate any of its authority to other persons.

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

Code of Ethics and Insider Trading Policy

Our Board has adopted a Code of Ethics, which applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, and an Insider Trading Policy. A copy of each are filed as an exhibit to this annual report. The Code of Ethics is also available on our website at https://redcloudtechnology.com. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics or Insider Trading Policy in a Current Report on Form 6-K.

Limitation of Directors Liability and Indemnification

We have entered into deeds of indemnity with all of our directors and named executive officers whereby we agree to indemnify those directors and officers to the fullest extent permitted by law, including indemnification against liabilities, costs, charges, expenses, judgments, settlements, compensation and other awards, damages and losses (including any direct, indirect or consequential losses and all interest, penalties, fines, taxes and legal costs (calculated on a full indemnity basis) and all other reasonable professional costs and expenses) in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer of ours, except where, amongst other things, the Board reasonably determines arises out of, or is attributable to, the director or officer’s fraud, willful default, willful misconduct, reckless conduct, dishonesty, deliberate criminal conduct or act of bad faith.

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

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which, are specified in the Nominating and Corporate Governance Committee’s charter, generally provide that persons to be nominated:

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

D. Employees

As of December 31, 2025, our company boasts a highly diverse and dynamic team of talented individuals from Africa, Europe and Latin America, speaking multiple languages. Such countries include Argentina, Bahrain, Brazil, Canada, France, Germany, Lebanon, Morocco, Nigeria, Portugal, Saudi Arabia, South Africa, Spain, Switzerland, Turkey, United Kingdom, United States.. Specifically, as of December 31, 2025, our human capital resources consisted of 255 full-time, part-time employees, including independent contractors and temporary personnel to supplement our workforce. Of this, 9 are in C-Suite, 16 in Finance, 3 in Legal, 20 in Marketing, 4 are Non Exec Directors, 34 in Operations, 8 in People, 99 in Sales and 62 in Technology. Competition for qualified personnel is intense, particularly for software engineers, computer scientists, and other technical staff, and constrained labor markets have increased competition for personnel across other parts of our business. Additionally, we have 1014 field officers operating on the ground across our current markets..

None of our employees are represented by a labor union, and we consider our employee relations to be satisfactory. To date, we have not experienced any work stoppages.

E. Share Ownership

Based solely upon information made available to us, the following table sets forth information as of May 15, 2026 regarding the beneficial ownership of our ordinary shares after giving effect to the Formation Transaction:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our named executive officers and directors; and

●	all our executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 59,362,026 ordinary shares outstanding as of May 15, 2026.

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

The address of each holder listed below, except as otherwise indicated, is 50 Liverpool Street, London, EC2M 7PY.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned
Named Executive Officers and Directors
Justin Floyd (1)	2,221,412	3.70%
Raju Datla	-	* %
Soumaya Hamzaoui (2)	507,750	* %
Hans Rudolf Kunz (3)	7,735,431	12.98%
Nikolaus Senn (4)	7,874,955	13.23%
David Chung-Hua Bolocan	-	* %
Prem Parameswaran	-	* %
All directors and executive officers as a group (seven persons)	18,339,548	30.9%
5% Shareholders
Christina Byland (5)	28,224,721	47.54%

*Less than 1%.

(1)	Includes 1,587,037 ordinary shares, 634,375 options for the purchase of ordinary shares, which are exercisable within 60 days of the date of this annual report.
(2)	Includes 507,750 options for the purchase of ordinary shares, which are exercisable within 60 days of the date of this annual report held by Soumaya Hamzaoui, our Chief Product and Commercial Officer and director.
(3)	Represents 7,525,431 ordinary shares held by HRK Participations SA, an entity incorporated under the laws of Luxembourg, and includes 210,000 options for the purchase of ordinary shares, which are exercisable within 60 days of the date of this annual report, held by Hans Rudolf Kunz, our Chairperson of the Board. HRK Participations SA is wholly owned by HRK Holding (HK) Ltd. (“HRK Holding”), and HRK Holding is wholly owned by Mr. Kunz.
(4)	Represents 7,874,955 ordinary shares held by Nikolaus Senn, a director of our Company, and includes 135,000 options for the purchase of ordinary shares and warrants to purchase 376,000 ordinary shares, which are exercisable within 60 days of the date of this annual report.
(5)	Represents 23,895,330 ordinary shares held by Christina Byland and warrants to purchase 4,329,391 ordinary shares, which are exercisable within 60 days of the date of this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See Section E, “Share Ownership,” under Item 6 for information as to our major shareholders.

B. Related Party Transactions

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this annual report, the following section describes transactions we have entered into during the last two completed fiscal years, and currently outstanding or recently outstanding transactions, in which:

●	we have been or are to be a participant;
●	the amounts involved exceed the lesser of (i) $120,000 or (ii) one percent of our average total assets at year-end for the last two completed fiscal years; and
●	any of our directors, executive officers, holders of more than 5% of our outstanding ordinary shares, or any immediate family member of, or person sharing the household with, such individuals, had or will have a direct or indirect material interest.

Credit Facilities

Framework Loan Agreement with Lienhardt & Partner Privatbank Zürich AG

During 2025, RedCloud Technologies Limited entered into short term credit facilities with Lienhardt to support the Company’s working capital and liquidity requirements.

On September 22, 2025, the Company entered into an overdraft facility with a limit of GBP 2.0 million, which was fully guaranteed by Christina Byland, a shareholder of the Company, and Dr. Nikolaus B. Senn, a shareholder and member of the Company’s Board. On October 27, 2025, the Company drew an additional GBP 0.8 million under the same facility, subject to the same related party guarantees.

Under the facility, Lienhardt provides the Company with an overdraft facility that may be drawn exclusively as an overdraft and does not provide for fixed term advances. The facility is subject to collateral accepted by Lienhardt and applicable loan to value ratios.

Key terms of the facility include:

●	Loan limit: GBP 2,800,000
●	Loan type: Overdraft only
●	Interest rate:

○	4.95% per annum, calculated daily on the outstanding debit balance
○	Lienhardt may adjust the interest rate from time to time based on market conditions

●	Maturity:

○	No stated maturity date
○	The facility is repayable on demand

●	Fees: Interest and bank charges are debited periodically in accordance with Lienhardt’s general terms
●	Governing law: Swiss law

As of December 31, 2025, the total outstanding balance under this facility was GBP 2.8 million, which is classified as short term borrowings in the consolidated financial statements.

Borrowings under the Framework Loan Agreement are intended to support the Company’s liquidity needs and financial transactions and are classified as short-term borrowings in the consolidated financial statements.

Guarantees and Collateral (Related Parties)

In connection with the Framework Loan Agreement:

●	Dr. Nikolaus B. Senn, a member of the Company’s Board, has provided collateral to support the facility.
●	Christina Byland, a holder of more than 5% of the Company’s outstanding ordinary shares, and
●	Hans Rudolf Kunz, Chairperson of the Board, together with Darisse Summers, each holders of more than 5% of the Company’s outstanding ordinary shares,

have agreed to indemnify Dr. Senn in the event that the Company defaults on its obligations under the facility.

Unsecured Shareholder Term Loans

Term Loans from Christina Byland

Between November 26, 2025 and December 17, 2025, the Company entered into two unsecured term loan agreements with Ms. Christina Byland, a holder of more than 5% of the Company’s outstanding ordinary shares:

●	CHF 2,000,000, bearing interest at 10% per annum, maturing on May 25, 2027; and
●	CHF 2,000,000, bearing interest at 10% per annum, also maturing on May 25, 2027.

As of December 31, 2025, the aggregate outstanding balance of unsecured shareholder term loans totaled $8,123,835, as reflected in the consolidated balance sheet.

On March 25, 2026, subsequent to year-end, the Company received an additional GBP 1.0 million (Great British Pounds) unsecured loan from Ms. Christina Byland on substantially similar terms, increasing the total outstanding balance of unsecured shareholder term loans following year-end. On March 26, 2026, the Company also received an unsecured loan of GBP 136,000 with a maturity date of March 25, 2027, from Dr. Nikolaus Senn. In addition, subsequent to year-end, on May 7, 2026, the Company received an unsecured loan of $195,000 jointly from Dr. Nikolaus Senn and Ms. Christina Byland with a maturity date of March 25, 2027, comprised of $65,000 from Dr. Senn and $130,000 from Ms. Byland, respectively. These loans are unsecured, interest-bearing and were provided to support the Company’s working capital and liquidity requirements.

These loans are unsecured, interest-bearing and were provided to support the Company’s working capital and liquidity requirements.

Historical Related-Party Loans Converted to Equity

Term Loans, Bridging Loans and Convertible Instruments

From 2022 through early 2025, the Company entered into multiple unsecured financing arrangements with related parties, including Christina Byland, Nikolaus Senn, and HRK Participations SA (an entity wholly owned by Hans Rudolf Kunz, Chairperson of the Board). These arrangements included:

●	unsecured term loans,
●	bridging loans advanced pending the Company’s initial public offering, and
●	unsecured convertible loan notes.

On September 30, 2024, substantially all outstanding related-party loans were consolidated into a Restated Consolidated Loan Agreement, which carried an interest rate of 15% per annum.

On February 17, 2025, the Company entered into an Amended and Restated Loan Capitalization Agreement with the related-party lenders, pursuant to which the entire outstanding balance of £33.2 million ($41.5 million) under the Restated Consolidated Loan Agreement and related instruments was converted into ordinary shares upon consummation of the Company’s initial public offering in March 2025.

As a result, no amounts remained outstanding under these historical term loans, bridging loans or convertible loan notes as of December 31, 2025.

Arm’s-Length Considerations

The related-party financing arrangements described above were not negotiated on an arm’s-length basis. The terms were based on the Company’s liquidity needs at the time, the availability of capital from the related parties, and prevailing market conditions, rather than through a competitive third-party financing process.

Summary of Related-Party Debt as of December 31, 2025

As of December 31, 2025:

●	Outstanding related-party debt consisted of:

○	unsecured shareholder term loans from Ms. Christina Byland totaling $8.1 million, and
○	borrowings under the Framework Loan Agreement with Lienhardt (guaranteed by related parties), classified as short-term borrowings.

●	All historical related-party loans, bridging facilities and convertible instruments were converted into equity upon consummation of the Company’s initial public offering in March 2025.

Agreements with Our Executive Officers and Directors

Employment Agreement with Justin Floyd

The Company entered into an executive employment agreement with Justin Floyd (the “Floyd Agreement”), pursuant to which Mr. Floyd will serve as the Company’s Chief Executive Officer, reporting to the Company’s Board. The Floyd Agreement remains in effect indefinitely until terminated by either party. The Floyd Agreement provides for (A) a $550,000 annual base salary paid in accordance with our normal payroll practices and which may be increased in the discretion of our Board, but not reduced, (B) a relocation payment of $200,000, (C) a target annual bonus equal to 100% of base salary, with the actual amount of such bonus determined in the discretion of our Board, based on the achievement of individual and/or Company performance goals determined by our Board or a subcommittee thereof and payable on the date annual bonuses are paid to our other senior executives, but in no event later than March 31st of the calendar year following the calendar year in which such bonus was earned, (D) a target annual equity compensation award equal to at least $5,092,000, each of which will be subject to a four-year vesting period and such other terms and conditions as determined by our Board or a subcommittee thereof, and (F) eligibility to participate in customary health, welfare, and fringe benefit plans we provide to our employees, but if we don’t offer customary health, welfare, and fringe benefit plans in New York, NY, the Company will reimburse Mr. Floyd (and Mr. Floyd’s spouse and/or eligible dependents) full monthly cost of market-standard health and welfare benefits.

The Floyd Agreement also provides that in connection with our IPO, the Company will recommend to the Board that it make a one-time equity grant to Mr. Floyd with a value of $10,000,000, and which will be subject to a four-year vesting period, with such other terms and conditions of the grant set forth in a separate grant agreement between the Company and Mr. Floyd. As of the date of this annual report, this equity grant has not been approved by the Board or granted.

The Floyd Agreement includes certain restrictive covenants, which include non-solicitation and non-competition covenants during the term of the Floyd Agreement and for the 12 months following.

The foregoing description of the Floyd Agreement is not complete and is qualified in its entirety by reference to the full text of the Floyd Agreement, which is filed hereto.

Employment Agreement with Soumaya Hamzaoui

The Company entered into an executive employment agreement with Soumaya Hamzaoui (the “Hamzaoui Agreement”), pursuant to which Ms. Hamzaoui will serve as the Company’s Chief Operating Officer, reporting to the Company’s Board. The Hamzaoui Agreement remains in effect indefinitely until terminated by either party. The Hamzaoui Agreement provides for (A) a £370,500 annual base salary paid in accordance with our normal payroll practices and which may be increased in the discretion of our Board, but not reduced, (B) a relocation payment of £50,000, (C) a target annual bonus equal to 90% of base salary, with the actual amount of such bonus determined in the discretion of our Board, based on the achievement of the individual and/or Company performance goals determined by our Board or a subcommittee thereof and payable on the date annual bonuses are paid to our other senior executives, but in no event later than March 31st of the calendar year following the calendar year in which such bonus was earned, (D) a target annual equity compensation award equal to at least $2,500,000, each of which will be subject to a four-year vesting period and such other terms and conditions as determined by our Board or a subcommittee thereof, and (F) eligibility to participate in customary health, welfare, and fringe benefit plans we provide to our employees.

The Hamzaoui Agreement also provides that in connection with our IPO, the Company will recommend to the Board that it make a one-time equity grant to Ms. Hamzaoui with a value of $7,000,000, and which will be subject to a four-year vesting period, with such other terms and conditions of the grant set forth in a separate grant agreement between the Company and Ms. Hamzaoui. As of the date of this annual report, this equity grant has not been approved by the Board or granted.

The foregoing description of the Hamzaoui Agreement is not complete and is qualified in its entirety by reference to the full text of the Hamzaoui Agreement, which is filed hereto.

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

The majority of the Board currently resides outside of the United Kingdom, the Channel Islands and the Isle of Man. Based upon the structure of the Board and management structure and the Company’s intended plans for directors and management, for the purposes of the City Code, the Company is considered to have its place of central management and control outside the United Kingdom, the Channel Islands or the Isle of Man. Accordingly, the City Code is not expected to apply to the Company. It is possible that in the future circumstances, and in particular the Board composition, could change which may cause the City Code to apply to the Company. The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:

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

Certain United States Taxation Matters

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), investors that are subject to the applicable financial statement accounting rules under Section 451(b) of the Code, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

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

The determination of PFIC status is inherently factual and may depend on the composition of the Company’s income and assets in future periods, which may not be within the Company’s control. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in the IPO will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the IPO) on any particular quarterly testing date for purposes of the asset test.

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

Global Minimum Tax (Pillar Two)

The Company operates in multiple jurisdictions and may be subject to evolving global tax frameworks, including the OECD’s Pillar Two global minimum tax rules. The impact of these rules will depend on the implementation of local legislation in the jurisdictions in which the Company operates. The Company continues to monitor these developments and does not currently expect a material impact, although this assessment may change as further guidance becomes available.

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

A dividend received by individual UK Holders will be subject to United Kingdom income tax. The rate of United Kingdom income tax that is chargeable on dividends received in the tax year 2024/2025 by an individual UK Holder who is (i) an additional rate taxpayer is 39.35%, (ii) a higher rate taxpayer is 33.75%, and (iii) a basic rate taxpayer is 8.75%. An individual UK Holder may be entitled to a tax-free dividend allowance (in addition to their personal allowance) of £500 for the tax year 2024/2025, being the amount of dividend income that the relevant individual can receive before United Kingdom income tax is payable. Dividends within the dividend allowance will still count towards the relevant individual’s basic, higher or additional rate bands, however. An individual’s dividend income is treated as the top slice of their total income that is chargeable to United Kingdom income tax. Dividends which are covered by an individual’s personal income tax allowance do not count towards and are ignored for the dividend allowance. The dividend allowance and applicable rates are subject to change in future tax years.

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

Taxation of Disposals

UK Holders. A disposal or deemed disposal of our ordinary shares by an individual UK Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of United Kingdom capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of our ordinary shares are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level at which the annual exempt amount for United Kingdom capital gains tax (the “annual exempt amount”) is set by the United Kingdom government for that tax year. The annual exempt amount for the 2024/2025 tax year is £3,000. If, after all allowable deductions, an individual UK Holder’s total taxable income for the relevant tax year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an ordinary share is taxed at the rate of 24%. In other cases, a taxable capital gain accruing on a disposal of our ordinary shares for individual UK Holders may be taxed. Capital gains tax rates and thresholds are subject to change, and investors should consult current legislation applicable at the time of disposal.

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

Interest Rate Risk

As of December 31, 2025, we had $478,983 in cash and cash equivalents. Our primary exposure to interest rate sensitivity affects the interest income we receive and is affected by changes in the general level of the Bank of England and the United States Fed Funds rate, affects bank interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and short-term restricted bank deposits or on our financial position or results of operations.

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

ITEM 15. CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that David Chung-Hua Bolocan is an “audit committee financial expert,” as that term is defined by the SEC rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Turner, Stone & Company, L.L.P., located in Dallas, Texas, served as RedCloud Holdings plc’s independent auditor for the fiscal year ended December 31, 2024, and through September 23, 2025.

PKF Littlejohn LLP, Chartered Accountants, located in London, United Kingdom, has served as RedCloud Holdings plc’s independent auditor since September 24, 2025, and audited the Company’s consolidated financial statements for the fiscal year ended December 31, 2025.

The following table sets forth the aggregate fees billed by our independent registered public accounting firms for professional services rendered for the fiscal years indicated:

	Year ended December 31,
	2025	2024
Audit fees (1)	$306,500	$443,500
Tax fees (2)	-	-
Total	306,500	443,500

(1)	“Audit fees” include fees for professional services rendered by our independent registered public accounting firms in connection with the audit of our annual consolidated financial statements for the applicable fiscal year, procedures related to the preparation and filing of our annual report on Form 20-F, fees for consent procedures performed related to our Form F-1 filings and consultation concerning financial accounting and reporting standards. Audit fees for the year ended December 31, 2025 relate to services provided by PKF Littlejohn LLP and Turner, Stone & Company, L.L.P., while audit fees for 2024 relate to services provided by Turner, Stone & Company, L.L.P.

Audit fees for 2025 include $215,000 related to services provided by PKF Littlejohn LLP and $91,500 related to services provided by Turner, Stone & Company, L.L.P.

Audit fees for 2024 of $443,500 relate entirely to services provided by Turner, Stone & Company, L.L.P.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on Nasdaq, we have the option to follow certain UK corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the following requirements:

●	We do not intend to follow Nasdaq Rule 5605(b) pursuant to which a majority of the board of directors of the Company must be comprised of independent directors as defined in Rule 5605(a)(2). Such independence requirement is not required under our Articles or the Companies Act. In accordance with generally accepted business practice, the composition of the board of directors of the Company will be governed by the Articles, which do not impose independence requirements.

●	We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Amended and Restated Articles of Association and the Companies Act provide alternative quorum requirements that are generally applicable to meetings of shareholders.

●	We do not intend to follow Nasdaq Rule 5635(c) regarding shareholder approval requirements for the issuance of securities in connection with a share option or purchase plan that is established or materially amended or other equity compensation arrangement is made or materially amended. Pursuant to the Companies Act, we cannot allot shares or grant rights to subscribe for or to convert any security into shares in the Company without an ordinary resolution of the shareholders.

●	We do not intend to follow Nasdaq Rule 5635(d) regarding shareholder approval requirements for the issuance of more than 20% of the outstanding ordinary shares of the issuer. Pursuant to the Companies Act, we cannot allot shares or grant rights to subscribe for or to convert any security into shares in the Company without an ordinary resolution of the shareholders.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See Index to Financial Statements on Page F-1

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Articles of Association of RedCloud Holdings plc, adopted on December 9, 2024 (incorporated by reference to Form F-1/A filed February 27, 2025)
2.1	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-1/A filed February 27, 2025)
2.2	Form of Warrant, dated July 8, 2025 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 9, 2025)
2.3	Form of Senior Convertible Note, dated February 27, 2026 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 27, 2026)
2.4	Description of Securities
4.1	Form of Securities Purchase Agreement, dated July 3, 2025 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 9, 2025)
4.2	Registration Rights Agreement, dated July 3, 2025 (incorporated by reference to Exhibit 10.3 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 9, 2025)
4.3	Form of Ordinary Share Purchase Agreement, dated February 26, 2026 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 27, 2026)
4.4	Form of Note Securities Purchase Agreement, dated February 26, 2026 (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 27, 2026)
4.5	Form of Equity Line of Credit Registration Rights Agreement, dated February 26, 2026 (incorporated by reference to Exhibit 10.3 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 27, 2026)
4.6	Form of Note Registration Rights Agreement, dated February 26, 2026 (incorporated by reference to Exhibit 10.4 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 27, 2026)
4.7*	Framework Loan Agreement, dated March 25, 2026, by and between RedCloud Technologies Limited and Lienhardt & Partner Privatbank Zürich AG
4.8*	Amended and Restated Framework Loan Agreement, dated October 27, 2025, by and between RedCloud Technologies Limited and Lienhardt & Partner Privatbank Zürich AG
4.9*	Loan Facility Agreement, dated November 26, 2025, by and between RedCloud Technologies Limited and Christina Elisabeth Byland
4.10*	Loan Facility Agreement, dated December 17, 2025, by and between RedCloud Technologies Limited and Christina Elisabeth Byland
4.11+	Form of Service Agreement with Mr. Justin Floyd (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1/A filed with the SEC on February 27, 2025)
4.12+	Form of Service Agreement with Ms. Soumaya Hamzaoui (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1/A filed with the SEC on February 27, 2025)
4.13+	Form of Option Exchange Agreement (incorporated by reference to the Registration Statement on Form F-1/A filed with the SEC on February 27, 2025)
4.14+	2024 Equity Incentive Plan (incorporated by reference to the Registration Statement on Form F-1/A filed with the SEC on February 27, 2025)
4.15+	Form of RTL Enterprise Management Incentive Plan (incorporated by reference to the Registration Statement on Form F-1/A filed with the SEC on February 27, 2025)

4.16+	Form of RTL Share Option Plan for Contractors (incorporated by reference to the Registration Statement on Form F-1/A filed with the SEC on February 27, 2025)
4.17+	Form of Non-Executive Director Offer Letter (incorporated by reference to the Registration Statement on Form F-1/A filed with the SEC on February 27, 2025)
4.18+	Form of Director Offer Letter with Prem Parameswaran (incorporated by reference to the Registration Statement on Form F-1/A filed with the SEC on February 27, 2025)
8.1*	Subsidiaries of RedCloud Holdings plc
12.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
12.2*	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
13.1**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350
14.1	Code of Ethics of RedCloud Holdings plc (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-1/A filed with the SEC on February 27, 2025)
15.1*	Consent of PKF Littlejohn LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Turner, Stone & Company, L.L.P., Independent Registered Public Accounting Firm
19.1	Insider Trading Policy of RedCloud Holdings plc (incorporated by reference to Exhibit 19.1 the Registration Statement on Form F-1/A filed with the SEC on February 27, 2025)
97.1	Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to RedCloud Holdings plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on May 16, 2025)
101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
†	Certain portions of this exhibit (indicated by “[*]”) have been omitted pursuant to Item 601(b)(10)(iv). The Company hereby agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.
+	Denotes management contract or compensatory plan or arrangement.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 15, 2026	REDCLOUD HOLDINGS PLC

	By:	/s/ Justin Floyd
Justin Floyd
Chief Executive Officer

REDCLOUD HOLDINGS PLC

78

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of RedCloud Holdings PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of RedCloud Holdings plc (the “Company”) as of December 31, 2025, the related consolidated statements of operations, comprehensive loss, stockholders’ deficit , and cash flows for the year in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the consolidated financial statements, the Company currently is loss making, has not yet achieved profitability, continues to operate with limited liquidity and has a working capital deficiency and needs to raise additional funds to meet its obligations.

Sources of liquidity have been provided from the issuance of senior convertible notes, the Equity Line of Credit (ELOC) and shareholder loans. There is no assurance the sources of funding will be available in the future or under similar terms. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PKF Littlejohn LLP

PCAOB Registration Number 2814

London, England

We have served as the Company’s auditor since 2025.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

RedCloud Holdings plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of RedCloud Holdings plc (the “Company”) as of December 31, 2024 and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ deficit and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Turner, Stone & Company, L.L.P.

Turner, Stone & Company, L.L.P.

PCAOB ID: 76

Dallas, Texas,

May 16, 2025

We have served as the Company’s auditor from 2023 through September 24, 2025.

REDCLOUD HOLDINGS PLC

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2025 AND 2024

		December 31,	December 31,
(In United States dollars, except shares and par value)	Notes	2025	2024
ASSETS
Current Assets:
Cash and cash equivalents		$478,983	$800,735
Restricted Cash		-	31,936
Accounts receivables and other receivables, net	3	2,771,443	5,528,826
Income taxes receivable		257,304	1,657,829
Prepayments	4	1,660,661	2,269,493
Other current assets	4	176,044	509,333
Total Current Assets		5,344,435	10,798,152

Non Current Assets:
Property and equipment, net	5	444,967	593,357
Intangible assets, net	6	6,730,155	6,168,534
Investment in Joint Venture		134,475	-
Total Non Current Assets		7,309,597	6,761,891
Total Assets		$12,654,032	$17,560,043

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable		$2,364,291	$3,373,487
Vouchers payable		2,897,175	6,477,256
Accrued expenses	7	2,232,670	3,128,515
Value-added tax payable		233,441	32,387
Other current liabilities	8	-	143,073
Shareholder loans payable		8,123,835	50,057,013
Short-term borrowings		3,765,234	558,206
Total Current Liabilities		19,616,646	63,769,937

Non Current Liabilities:
Convertible Shareholder loans, at fair value	9	-	22,560,124
Total Non current Liabilities		-	22,560,124
Total Liabilities		19,616,646	86,330,061

Commitments and Contingencies (Note 15)

Stockholders’ Deficit:
Common stock £0.002 par value; [79,420,315] shares authorized; 55,318,354 and 25,000,043 shares issued and outstanding as of December 31, 2025 and 2024, respectively	11	137,820	65,280
Additional paid-in capital		183,489,676	74,374,429
Accumulated deficit		(194,657,170)	(148,420,321)
Accumulated other comprehensive income		4,067,061	5,210,594
Total Stockholders’ Deficit		(6,962,613)	(68,770,018)
Total Liabilities and Stockholders’ Deficit		$12,654,033	$17,560,043

The accompanying notes are an integral part of these financial statements.

REDCLOUD HOLDINGS PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

		For the years ended
		December 31,	December 31,
	Notes	2025	2024
Revenue		$48,539,353	$46,499,285

Operating expenses:
General and administrative		10,474,040	3,922,348
Salaries, benefits, contractor costs		21,761,699	19,256,255
Marketing and commissions		49,124,527	52,918,949
Travel		988,075	1,930,599
Professional fees		2,691,821	2,112,047
Product and technology development		4,386,105	3,126,087
Depreciation and amortization		2,717,640	1,881,323
Total operating expenses		92,143,907	85,147,608
Net loss from operations		(43,604,554)	(38,648,323)

Other expense:
Interest (income)/expense		2,189,964	3,120,054
Other Income	13	(1,165,544)	-
Gain on Debt Extinguishment		-	4,377,051
Loss from change in fair-value of convertible shareholder loans		-	5,951,087
Foreign currency loss		1,607,877	470,219
Net loss before income taxes		(46,236,851)	(52,566,734)

Income tax benefit	13	-	1,851,038
Net loss		$(46,236,851)	$(50,715,696)

Loss per Share
Loss per Share, basic and diluted		$(1.03)	$(2.09)
Weighted-average common shares outstanding, basic and diluted		45,017,170	24,297,063

The accompanying notes are an integral part of these financial statements.

F-4

REDCLOUD HOLDINGS PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

`	For the years ended
	December 31,	December 31,
	2025	2024

Net Loss	$(46,236,851)	$(50,715,696)
Foreign currency translation adjustment net of tax	(1,513,200)	3,239,828
Other comprehensive income, net of tax	(1,513,200)	3,239,828
Comprehensive loss	$(47,750,051)	$(47,475,868)

The accompanying notes are an integral part of these financial statements.

REDCLOUD HOLDINGS PLC

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Deficit
Balances, January 1, 2024	21,667,738	$56,798	$73,108,399	$(97,704,625)	$1,970,765	$(22,568,663)
Common stock issued	3,332,305	8,482	(8,482)	-	-	-
Stock-based compensation	-	-	1,275,425	-	-	1,275,425
Net loss	-	-	-	(50,715,696)	-	(50,715,696)
Foreign currency Translation adjustment, net of tax	-	-	(913)	-	3,239,829	3,238,916
Balances, December 31, 2024	25,000,043	$65,280	$74,374,429	$(148,420,321)	$5,210,594	$(68,770,018)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Deficit
Balances, January 1, 2025	25,000,043	$65,280	$74,374,429	$(148,420,321)	$5,210,594	$(68,770,018)
Common stock issued through IPO	4,444,445	11,580	20,290,650	-	-	20,302,230
Conversion of shareholder loan into common shares	14,782,149	38,776	73,499,761	-	-	73,538,537
Preference shares - redeemed	-	-	-	-	-	-
Stock-based compensation	-	-	7,824,176	-	-	7,824,176
Extinguishment of Debt	-	-	(3,838,715)	-	-	(3,838,715)
IPO and share issuance direct costs	-	-	(5,276,018)	-	-	(5,276,018)
Share issue	9,000,000	18,000	13,482,000	-	-	13,500,000
Warrants issued	2,091,717	4,184	3,133,393	-	-	3,137,577
Net loss	-	-	-	(46,236,849)	-	(46,236,849)
Foreign currency Translation adjustment,	-	-	-	-	(1,143,533)	(1,143,533)
Balances, December 31, 2025	55,318,354	$137,820	$183,489,676	$(194,657,170)	$4,067,061	$(6,962,613)

The accompanying notes are an integral part of these financial statements.

REDCLOUD HOLDINGS PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	For the year-ended
	December 31,	December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(46,236,851)	$(50,715,696)
Adjustments reconcile net loss to cash used in operating activities:
Depreciation and amortization	2,717,640	1,881,323
Stock-based compensation	7,824,176	1,275,425
Bad debt expense	99,217	44,457
Loss from change in fair-value of convertible shareholder loan	-	5,951,087
Non-cash gain on debt extinguishment	-	4,377,051
Accrued interest expense on shareholder loans	199,605	1,957,401
Shareholder loan debt discounts	-	192,632
Unrealised loss/(gains)	(1,160,857)	(488,158)
Changes in operating assets and liabilities:
Accounts receivable and other receivables	2,658,166	(3,957,116)
Prepayments and Other current assets	942,121	(2,663,083)
Accounts payable and vouchers payable	(4,589,278)	7,361,586
Accrued expenses	(895,845)	2,107,266
Value-added tax payable	201,054	(670,241)
Income taxes receivable	1,400,525	(1,390,745)
Other current liabilities	(143,073)	57,356
Net cash used in operating activities	(36,983,400)	(34,679,455)

Cash flows from investing activities:
Purchases of property and equipment	(147,196)	(629,958)
Purchases of intangible assets	(2,983,675)	(3,261,930)
Acquisition of investment in joint venture	(134,476)	-
Net cash used in investing activities	(3,265,347)	(3,891,888)

Cash flows from financing activities:
Proceeds from issuance of common stock	36,670,703	-
Proceed from issuance of debt (convertible loans)	-	7,228,736
Proceed from shareholder loan	-	27,820,784
Proceeds from short-term borrowings	3,207,028	-
Net cash provided by financing activities	39,877,731	35,049,520

Effect of exchange rate changes on cash and cash equivalents	17,328	3,767,344

Change in cash, cash equivalents and restricted cash during the year	(353,689)	245,521
Cash, cash equivalents and restricted cash, beginning of year	832,671	587,150

Cash, cash equivalents and restricted cash, end of period	$478,982	$832,671

*Non-cash transactions in the year related to the folowing:
Conversion of Shareholders loans to equity on IPO	42,132,783	$-
Convertible loans to equity	22,560,124	$-

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 1 - Nature of business

RedCloud Holdings plc (“RedCloud Holdings” or the “Parent Company”), together with its wholly-owned subsidiaries (collectively, the “Company” or “RedCloud Group”), operates a business-to-business intelligent infrastructure for global trade, RedAI. The Company’s intelligent infrastructure facilitates digital trade in Nigeria, South Africa, Brazil, Peru, and Argentina, with supporting operations and cost centers located in the United Kingdom and Portugal.

RedCloud Technologies Ltd (“RedCloud Technologies”) was incorporated in the United Kingdom on February 3, 2014, and historically served as the operating and holding entity of the RedCloud Group. On October 23, 2024, a corporate restructuring was completed pursuant to which RedCloud Holdings PLC, a private company limited by shares incorporated under the laws of England and Wales, was formed as the new ultimate parent of the RedCloud Group. RedCloud Holdings PLC was established to facilitate future strategic and capital market initiatives, including potential public listing activities. This restructuring had no impact on the underlying operations of the business.

The Company provides services through the RedAI infrastructure, enabling commerce between registered users. Buyers (typically small-to-medium merchants) can purchase fast-moving consumer goods (“FMCG”) from Sellers (brands and distributors) connected by trading networks, Red101 and TradeX. RedInsights provides data analytics and insights drawn from over 50,000 individual market data points in real-time. The Company continues to offer payments and finance capabilities through leading payments providers in each operating country.

Today, the Company generates revenue primarily through transaction-based commissions calculated as a percentage of the value of goods sold across RedAI’s trading networks.

Note 2 - Summary of significant accounting policies

Basis of presentation

These consolidated financial statements (“financial statements”) have been presented in United States dollars (“$” or “USD”) unless otherwise indicated and are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and in accordance with the requirements of the Companies Act 2006.

The transition to US GAAP is in line with the provisions of The Accounting Standards (Prescribed Bodies) (United States of America and Japan) (Amended) Regulations 2023, which permit UK-incorporated companies with securities listed on a US stock exchange to prepare their group financial statements in accordance with US GAAP for a transitional period of up to four years. This transitional relief is intended to facilitate redomiciliation and reduce the administrative burden of immediate conversion to UK GAAP or IFRS as adopted in the UK. Accordingly, these financial statements represent the Group’s first annual financial statements prepared under US GAAP.

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the periods presented, unless otherwise stated.

The Company was incorporated on 14 April 2024 and on 23 October 2024, the Company (“RCH”) acquired 100% of the share capital of Redcloud Technologies Limited (“RCT”) in exchange for shares in the Company.

Whilst a separate legal entity, the consolidated financial statements are a continuation of that of RCT. As there were no changes in the rights or proportion of control exercised as a result of the share-for-share exchange, the financial statements were prepared applying the principles of predecessor accounting ownership. This transaction is considered a combination of entities under common control and therefore falls outside the scope of ASC 805 “Business Combinations” under U.S. GAAP. U.S. GAAP provides specific guidance for common control transactions, which are accounted for using the carryover basis. Under the carryover basis, the assets and liabilities of the combining entities are recognized at their existing book values, and no fair value adjustments or goodwill are recorded.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 2 - Summary of significant accounting policies (continued)

The financial statements reflect the historical carrying amounts of the entities involved, consistent with the principles applicable to common control transactions under U.S. GAAP. Under this method, the financial statements of the parties to the combination are aggregated and presented as though the combining entities had always been part of the same group, rather than from the restructuring date.

As a result, the comparatives presented in these financial statements represent the audited consolidated results of the Group for the year ended December 31, 2024 (as filed with the U.S. Securities and Exchange Commission), presented on a predecessor basis and updated to reflect the share capital structure of RedCloud Holdings PLC The 2024 comparative information is audited; earlier periods are not presented in these financial statements.

The current period consolidated statement of financial position reflects the legal change in ownership of the Group, including the share capital of the Company. The opening consolidated statement of changes in equity as at January 1, 2024 has been restated to reflect the Company’s share capital structure as if it existed on that date.

The investment by the Company in RCT is eliminated and the difference between the fair value and nominal value of the shares was adjusted through the merger reserve in the Group statement of financial position, along with any existing share capital and share premium in Redcloud Technology Limited.

Going concern

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to realise its assets and discharge its liabilities in the normal course of business.

The Group generated revenue of $48.5 million for the year ended 31 December 2025 (2024: $46.5 million), reflecting continued growth in its operations. However, the Group incurred a net loss of $46.2 million (2024: $50.7 million) and, as at 31 December 2025, held cash and cash equivalents of $0.5 million. While losses have reduced year on year, the Group has not yet achieved profitability and continues to operate with limited liquidity.

As of December 31, 2025, the Company had a stockholders’ deficit of $6,962,613 working capital deficiency of $426,330 and cash used in operating activities of $36,983,400. The largest component of current liabilities creating this working capital deficiency is by way of loans from a long-term shareholder.

Accordingly, the Group remains dependent on its ability to generate sufficient cash flows from operations and/or raise additional capital to meet its obligations as they fall due and to fund ongoing operations and growth initiatives.

These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore its ability to realise its assets and settle its liabilities in the normal course of business.

Notwithstanding this material uncertainty, the Directors consider it appropriate to prepare the consolidated financial statements on a going concern basis, taking into account the following factors:

●	The Group entered into an Equity Line of Credit (ELOC) providing access to up to $30.0 million over a 24 month period, subject to customary conditions.
●	The Group issued senior convertible notes, raising approximately $4.0 million in gross proceeds.
●	The Group executed ELOC drawdowns in April and May 2026, generating approximately $1.4 million in additional proceeds.
●	Previously issued warrants were exercised, generating approximately $0.9 million in cash proceeds.
●	The Group obtained a GBP 1.0 million shareholder loan, providing additional short term liquidity support.

In aggregate, the Group raised approximately $5.3 million in cash proceeds (excluding the GBP facility) subsequent to year end and retains access to significant additional funding under the ELOC.

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

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 2 - Summary of significant accounting policies (continued)

Basis of consolidation

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

At December 31, 2025, and 2024, the Company had the following subsidiaries:

Subsidiaries	Country of Incorporation	Ownership % 2025	Ownership % 2024	Functional Currency
Marketplace Technologies Nigeria Limited	Nigeria	100	100	Nigerian Naira
RedCloud Peru S.A.C	Peru	100	100	Peruvian Sol
RedCloud Technology Argentina SA	Argentina	100	100	United States Dollar
RedCloud IP Limited	United Kingdom	100	100	British Pound
RedCloud Technologies Brazil Servicos Digitais Ltda	Brazil	100	100	Brazilian Real
RedCloud Technologies (Pty) Ltd	South Africa	100	100	South African Rand
RedCloud Technologies (Portugal) Unipessoal Lda	Portugal	100	100	European Euro
RedCloud Technologies, Inc.	United States	100	100	United States Dollar
RedCloud Technologies UK Ltd	United Kingdom	100	100	British Pound

Audit Exemption for Subsidiaries

Under Section 479A of the Companies Act 2006, exemption from an audit of individual accounts will be taken by the following subsidiary undertakings:

●	RedCloud IP Limited
●	RedCloud Technologies Ltd

The Parent Company, RedCloud Holdings Plc, has provided a guarantee for all outstanding debts and liabilities to which the subsidiary companies listed above are subject at the end of the financial year, in accordance with Section 479C of the Companies Act 2006.

Basis of measurement –

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

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 2 - Summary of significant accounting policies (continued)

Fair Value Measurements

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

As of December 31, 2025, and 2024, the carrying value of the Company’s financial assets and liabilities not measured at fair value approximated their fair value mainly because of their short-term maturity. These assets and liabilities included cash and equivalents, accounts receivable, accounts payable, and salaries and benefits payable, and taxes payable. The Company’s shareholder loans are stated at amortized cost, consistent with the terms of the agreement.

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

Use of Estimates –

The preparation of the consolidated financial statements are prepared in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, accounting for allowance for credit losses, share-based compensation, convertible shareholder loans, at fair value, and capitalized development costs. Actual results could differ from those estimates.

Allowance for Credit Losses:

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

Share-Based Compensation:

Share-based compensation to employees, contractors and the Company’s Board of Directors (the “Board”) are measured at the fair value of the instruments issued and amortized over the vesting periods. Share based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The Company operates an employee stock option plan. The corresponding amount is recorded to the additional paid-in capital caption within shareholders’ deficit, and the expense to the consolidated statements of operations and consolidated statements of comprehensive loss caption General and Administrative over the vesting period. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 2 - Summary of significant accounting policies (continued)

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

Convertible Shareholder Loans at Fair Value:

Convertible instruments are measured at fair value using valuation techniques that incorporate observable and unobservable inputs, including market interest rates, credit risk, and conversion features. Changes in fair value are recognized in the income statement.

Capitalized Development Costs:

The Company capitalizes eligible development expenditures when technical feasibility is established and it is probable that the asset will generate future economic benefits. Estimates are required to assess the stage of development, expected future cash flows, and useful life of the asset

Off Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 2 - Summary of significant accounting policies (continued)

Fair Value of Equity Instruments Issued in Non-Cash Transactions

In connection with our IPO and the conversion of shareholder loans into equity, we issued ordinary shares and other equity instruments in transactions that involved significant non-cash components. The determination of the fair value of these equity instruments requires management to apply valuation techniques that incorporate unobservable inputs, including estimates of the expected IPO valuation, discount rates, timing of conversion events, and market participant assumptions. These estimates involve significant judgment and changes in such assumptions could materially impact the amount recorded in additional paid-in capital, the classification of the transaction as a modification or extinguishment, and the recognition of gains or losses in the consolidated statements of operations.

Debt Extinguishment and Modification Accounting

During the year ended December 31, 2025, the Company completed several financing transactions, including the conversion of shareholder and convertible loans into equity. Determining whether such transactions should be accounted for as debt extinguishments or modifications under ASC 470 requires significant judgment. Management evaluates the economic substance of the revised terms, changes in contractual cash flows, the fair value of equity issued, and whether the transaction represents a substantive change from the original debt arrangement. These assessments require complex valuation inputs and considerations of market terms for instruments with similar credit risk profiles. Different judgments or the use of alternative valuation methodologies could result in materially different outcomes in the consolidated financial statements.

Estimation of Voucher Redemption Liabilities (ASC 606 Consideration Payable)

The Company utilizes marketing voucher programs that provide incentives to Red101 customers. Under ASC 606, these vouchers represent consideration payable to customers and therefore reduce revenue. Management is required to estimate the expected redemption rate, breakage, and timing of voucher usage based on historical redemption behaviors, current customer activity levels, and expected future platform usage. These estimates involve significant judgment due to the variability of customer behavior, macroeconomic conditions, and promotional intensity. Changes in redemption patterns or updates to historical data may result in material adjustments to revenue, marketing and commissions expense, and voucher liabilities.

Foreign Currency Translation and Functional Currency Determination

The Company operates in multiple countries with differing regulatory environments and volatile currency regimes, including Nigeria, Argentina, and other emerging markets. Determining the appropriate functional currency for each subsidiary requires management to assess the primary economic environment in which each entity generates and expends cash. In addition, translating foreign operations into U.S. dollars requires evaluating exchange rates, remeasurement methods, and the impact of significant currency devaluations. These assessments involve substantial judgment, particularly in jurisdictions subject to high inflation, price controls, or rapid currency fluctuations. Changes in functional currency determinations or translation assumptions could materially impact foreign currency gains and losses recorded in the consolidated statements of operations and accumulated other comprehensive income.

In economies determined to be highly inflationary (generally where cumulative three-year inflation approximates or exceeds 100%), the Company applies the provisions of ASC 830 applicable to such environments. In these circumstances, the functional currency of the relevant subsidiary is deemed to be the Company’s reporting currency (U.S. dollar), and the financial statements are remeasured rather than translated. Monetary assets and liabilities are remeasured at period-end exchange rates, while non-monetary items and equity are remeasured at historical rates. Resulting remeasurement gains and losses are recognized in the consolidated statements of operations.

As of December 31, 2025, the Company has concluded that Argentina is a highly inflationary economy and has applied remeasurement accounting for its Argentine operations. Nigeria, while subject to significant currency volatility and inflationary pressures, did not meet the threshold for highly inflationary accounting at period end; however, it remains subject to ongoing monitoring given the potential for rapid changes in economic conditions.

For entities operating in non-highly inflationary economies, assets and liabilities are translated into U.S. dollars at period-end exchange rates, while income and expense items are translated at average exchange rates for the period. Resulting translation adjustments are recorded in accumulated other comprehensive income.

These assessments, including functional currency determinations, evaluation of highly inflationary status, and selection of appropriate exchange rates, require significant judgment. Changes in these assumptions or in economic conditions could materially impact foreign currency gains and losses recognized in the consolidated statements of operations and accumulated other comprehensive income, and may increase volatility in reported earnings.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 2 - Summary of significant accounting policies (continued)

Going Concern Assessment and Forecasting Assumptions

In evaluating the Company’s ability to continue as a going concern, management must estimate future cash flows, operating performance, working capital needs, and the availability of external financing. These estimates require significant judgment, particularly given the Company’s historical operating losses, the timing and magnitude of expected revenue growth, and assumptions regarding future capital-raising activities. Management also incorporates uncertainty related to macroeconomic conditions, foreign market risks, and the performance of newly launched business lines. Changes in these assumptions or unforeseen adverse developments could materially affect the outcome of the going concern assessment and related disclosures.

Capitalization of Software Development Costs and Useful Life Estimation

The Company capitalizes certain software development costs associated with enhancements to its RedAI infrastructure and related products. Determining which expenditures meet the capitalization criteria under ASC 350-40 involves significant judgment regarding the technological feasibility of the platform, the nature of development activities, and the expected future economic benefits. In addition, the estimated useful life of capitalized software requires management to assess the speed of technological change, anticipated product roadmap, and the expected period of customer utility. A change in the estimated useful life or the determination of which development efforts qualify for capitalization could materially impact amortization expense and the carrying value of intangible assets.

Cash, cash equivalents and restricted cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased, consisting primarily of deposits held at call with banks and other short-term liquid investments, to be cash equivalents.

The Company’s management assesses balances for credit losses included in cash and cash equivalents, except for those recorded at fair value with impact on the statement of operations, based on a review of the average period for which the financial asset is held, credit ratings of the financial institutions and probability of default and loss given default models. The Company did not recognize any credit loss on the cash and cash equivalents for the years ended December 31, 2025, and 2024.

The balance of restricted cash on December 31, 2025, and 2024, was $Nil and $31,936, respectively.

Allowance for credit losses

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

Concentration of credit risk

Cash and cash equivalents, and accounts receivable are potentially subject to credit risk. A substantial portion of the Company’s cash balance is held with a single financial institution in the United Kingdom on December 31, 2025, and 2024, and at least 15% of the Company’s cash held in Peru and Nigeria on December 31, 2024. The Company believes the cash balances are liquid.

Property and equipment, net

Property and equipment are recorded at their acquisition cost and depreciated over their estimated useful lives using the straight-line method. Repair and maintenance costs are expensed as incurred.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 2 - Summary of significant accounting policies (continued)

Leases

The Company determines if an arrangement is a lease at inception. For the years ended December 31, 2025 and 2024, the Company determined its arrangements for office space are service agreements, and outside the scope of lease accounting and FASB ASC 842. As such, there are no amounts recorded for the right of use assets or lease liabilities. Costs associated with these arrangements are included in general and administrative expenses on the consolidated statements of operations.

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

Impairment of long-lived assets –

The Company reviews long-lived assets for impairments whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The impairment evaluation is performed at the lowest level of identifiable cash flows independent of other assets. The recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If such asset is considered to be impaired on this basis, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of such asset. As of December 31, 2025, and 2024, there were no events or changes in circumstances that indicate that the carrying value of an asset may not be recoverable.

Share-based payments

Share-based compensation to employees, contractors and the Company’s Board are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based compensation to non- employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

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

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 2 - Summary of significant accounting policies (continued)

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

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 2 - Summary of significant accounting policies (continued)

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

Reporting and foreign currency

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

Argentine currency status

The Company reports its Argentine operations as highly inflationary status in accordance with US GAAP for the years ended December 31, 2025, and 2024, and changed the functional currency for its Argentine subsidiary from Argentine Pesos to the United States Dollar, which is the appropriate functional currency of the entity based on the highly inflationary status. Transactions are then converted to the US Dollar, which is the reporting currency of its Parent Company. Argentina’s three-year cumulative inflation rate for the years ended December 31, 2025, and 2024 was 953.25% and 1213.56%, respectively, based on data from the International Monetary Fund.

Argentine exchange regulations

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

The Company uses Argentina’s official exchange rate to account for transactions in its Argentine business, which as of December 31, 2024, reflected a devaluation of approximately 272% against the U.S. dollar. During the year ended December 31, 2025, the Argentine peso further depreciated by approximately 32% based on official exchange rates from the Argentine Central Bank.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 2 - Summary of significant accounting policies (continued)

Revenue recognition

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

Marketing and commissions costs

The Company expenses the costs of advertisements in the period during which the advertising space or airtime is used within Marketing and commissions costs on the consolidated statements of operations. Internet advertising expenses are recognized based on the terms of the individual agreements, which is generally over the greater of the ratio of the number of clicks delivered over the total number of contracted clicks, on a pay-per-click basis, or on a straight-line basis over the term of the contract. Marketing and commissions costs for the years ended December 31, 2025, and 2024 amounted to $49,124,526 and $52,918,949, respectively.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 2 - Summary of significant accounting policies (continued)

Offering Costs

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

Supplemental cash flow disclosures -

There was $nil and $nil cash paid for income taxes in the years ended December 31, 2025 and 2024, respectively. Non-cash investing and financing activities: for the year ended December 31, 2025, the Company converted $73,538,537 (2024: $21,178,928) of shareholder loans into common shares of the Company.

Recently adopted accounting standards

During the year ended December 31, 2025, the Company did not adopt any new accounting standards issued by the Financial Accounting Standards Board (“FASB”) that had a material impact on its consolidated financial statements.

Recent accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures. The amendments in this update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses, as well as new disclosure requirements for entities with a single reportable segment. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted this guidance effective January 1, 2024. The adoption did not have a material impact on the consolidated financial statements but resulted in enhanced segment disclosures, which are reflected in the consolidated financial statements for the year ended December 31, 2025.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update enhance transparency in income tax disclosures, including more detailed rate reconciliation categories, disaggregation of income taxes paid by jurisdiction, and disclosure of pretax income (or loss) and income tax expense (or benefit) by jurisdiction. The amendments are effective for annual periods beginning after December 15, 2024. The Company adopted this guidance effective January 1, 2025. The adoption did not have a material impact on the consolidated financial statements but resulted in enhanced income tax disclosures, which are reflected in the consolidated financial statements for the year ended December 31, 2025.

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

In September 2025, the Financial Accounting Standards Board (“FASB”) issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). The amendments in this update modernize the accounting for internal-use software costs to better reflect current software development practices, including iterative and agile development methodologies. The guidance removes the requirement to apply a project-stage model in determining when to capitalize software development costs and instead requires capitalization to begin when management has authorized and committed to funding the project and it is probable that the software will be completed and used for its intended purpose (the “probable-to-complete” threshold). The amendments do not change the types of costs that may be capitalized, and costs such as training, maintenance and data conversion will continue to be expensed as incurred. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim periods within those fiscal years. Early adoption is permitted. The standard may be applied prospectively, retrospectively or using a modified transition approach. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 3 - Accounts receivables and other receivables (continued)

The Company’s accounts and other receivable are recorded at amortized cost. The accounts and other receivables balance at December 31, 2025 and 2024, consists of the following:

	December 31,	December 31,
	2025	2024
Accounts receivable	$3,020,898	$5,611,980
Other receivables	36,244	934
Total	3,057,142	5,612,914
Allowance for credit losses	(285,699)	(84,088)
Total accounts and other receivables, net	$2,771,443	$5,528,826

Changes in allowance for doubtful accounts in the year ended December 31, 2024, relate to establishing an additional allowance for expected credit losses. The Company has no amounts written-off that are still subject to collection enforcement activity at December 31, 2025.

The Company’s December 31, 2025, aging of accounts receivable is as follows:

1-30 Days	$2,738,517
31-60 Days	82,971
61-90 Days	45,669
91+ Days	189,985
Total accounts receivables	$3,057,142

The Company’s December 31, 2024 aging of accounts receivable is as follows:

1-30 Days	$5,481,279
31-60 Days	25,670
61-90 Days	21,986
91+ Days	83,979
Total accounts receivables	$5,612,914

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 3 - Accounts receivables and other receivables (continued)

A continuity schedule of the allowance for expected credit losses for the years ended December 31, 2025, and 2024 is as follows:

	December 31,	December 31,
	2025	2024
Balance at January 1	$(84,088)	$-
Current period additions for expected credit losses	(300,828)	(84,088)
Write-offs charges against allowance	99,217
Balance at December 31	$(285,699)	$(84,088)

Trade receivables are stated at amortized cost, net of an allowance for expected credit losses. The Company estimates this allowance using a matrix-based aging model in accordance with ASC 326, which applies predefined loss rates to receivables grouped by aging buckets. These rates are derived from historical loss experience and adjusted for management’s expectations of future conditions.

Receivables are aged by invoice date and netted against any customer payables where contractual offset rights exist. The aging buckets and corresponding estimated credit loss percentages are as follows:

Aging Bucket	Estimated Credit Loss %
Current (0–29 days)	5%
30–59 days	15%
60–89 days	25%
90–119 days	50%
120+ days	90%

The allowance is calculated by applying these rates to the net aged receivable balances across each operating entity. No additional quantitative overlays were applied, and management has determined that the current model sufficiently captures expected losses.

Note 4 - Prepayments and other current assets

Prepayments

Prepayments consisted of the following at December 31:

	December 31,	December 31,
	2025	2024
Prepayments	$1,660,661	$467,089
Deferred Offering Costs	-	1,802,404
Total prepayments	$1,660,661	$2,269,493

Other current assets

Other current assets consisted of the following at December 31:

	December 31,	December 31,
	2025	2024
Sales tax receivable	$86,756	$509,333
Deposits	89,288	-
Total current assets	$176,044	$509,333

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 5 - Property and equipment, net

The following table presents the changes in property and equipment for the year ended December 31

		Opening		Accumulated
2025	Useful Lives	balance	Additions	Depreciation	Net
Computer equipment	3 years	$593,357	$139,997	$291,671	$441,683
Office equipment	3 years	-	7,199	3,915	3,284
		$593,357	$147,196	$295,586	$444,967

		Opening		Accumulated
2024	Useful Lives	balance	Additions	Depreciation	Net
Computer equipment	3 years	$127,148	$758,936	$292,727	$593,357
Office equipment	3 years	-	2,878	2,878	-
		$127,148	$761,814	$295,605	$593,357

Depreciation expense for the years ended December 31, 2025 and 2024 was $295,586 and $163,748, respectively, and was recorded in the “Depreciation and amortization” caption on the consolidated statements of operations.

At December 31, 2025, and 2024, the Company’s property, plant and equipment had no significant restrictions on title or pledges as security for liabilities, there are no significant commitments for future purchases, and there were no significant disposals during the years ended December 31, 2025, and 2024.

Note 6 - Intangible assets, net

A continuity schedule of intangible assets at December 31, 2025, and 2024 is as follows:

	December
	Capitalized Software Development
	2025	2024
Cost
Balance at January 1	$10,231,824	$7,044,658
Additions	2,499,179	3,367,579
Foreign exchange impact	825,073	(180,413)
Balance at December 31, 2025, 2024	13,556,076	10,231,824

Accumulated Amortization
Balance at January 1	4,063,291	2,420,479
Additions	2,422,054	1,717,575
Foreign exchange impact	340,577	(74,763)
Balance at December 31, 2025, 2024	6,825,922	4,063,291

Net Book Value at December 31, 2025, 2024	$6,730,154	$6,168,534

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 6 - Intangible assets, net (Continued)

The Company’s intangible assets consist of capitalized software development costs for its hosted ecommerce platform with related ongoing functionality and enhancements. The gross cost of the intangible assets is amortized over their estimated useful lives of five years, as the Company does not expect the assets to have significant residual value.

Amortization expense for the years ended December 31, 2025 and 2024 was $2,422,054 and $1,717,575 and was recorded in “Depreciation and amortization” caption on the consolidated statements of operations.

At December 31, 2025, the estimated aggregate amortization expense for each of the next five years is as follows:

31 December 2025
2026	2,692,062
2027	2,422,854
2028	1,292,190
2029	258,438
2030	64,609
6,730,154

Note 7 - Accrued expenses

Accrued expenses consisted of the following at

	December 31,	December 31,
	2025	2024
Accrued payables	$1,593,439	$2,058,395
Employment taxes payable	639,231	1,070,456
Other accrued expenses	-	(336)
Total accrued expenses	$2,232,670	$3,128,515

Certain employees of the Company’s United Kingdom legal entities participate in defined contribution pension plans. The Company recorded $396,142 and $135,153 in the years ended December 31, 2025 and 2024, respectively, in the caption “Salaries and wages” on the consolidated statement of operations related to its contributions to this plan.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 8 – Other current liabilities

Other current liabilities consisted of the following at:

	December 31,	December 31,
	2025	2024
Withholding tax payable	-	$143,073
Total other current liabilities	$-	$143,073

Note 9 – Borrowings

Indebtedness and other financial liabilities at December 31, 2025 comprise (i) unsecured shareholder term loans (current) of $8,123,835, (ii) short-term borrowings of $3,765,234, and (iii) no outstanding convertible shareholder loans following conversion to equity prior to the IPO; the 2024 comparative included convertible shareholder loans at fair value of $22,560,124 within non-current liabilities (see Note 17).

Unsecured Shareholder Term Loans

During 2024, the Group consolidated multiple historic shareholder term loans into a restated consolidated facility executed in September 2024. In March 2025, immediately prior to the IPO, a substantial portion of these borrowings—including the October and December 2024 loans and the January 2025 loan—was capitalized and converted into equity as part of the pre-IPO capital structure actions (see Note 17).

The remaining balances presented as current borrowings at December 31, 2025 and December 31, 2024 totaled $8,123,835 and $50,057,013, respectively.

In September 2024, following expiry of the December 2023 restated consolidated loan agreement, the Company executed a new unsecured term loan agreement in September 2024. This new facility consolidated the November 2023, December 2023, January 2024, May 2024, June 2024, July 2024, and August 2024 unsecured term loans, including rolled-up interest.

Key terms:

●	Commencement date: September 1, 2024
●	Interest rate: 15% per annum
●	Up to £10,000,000 ($12.5 million) repayable upon IPO completion
●	Remaining balance due on the earlier of:
○	September 1, 2029, or
○	Within 15 business days following written notice on set dates tied to the IPO anniversary or, if no IPO occurred, rolling monthly dates after 18 months from agreement execution.

In accordance with ASC 470-50, the Company assessed whether the refinancing represented a modification or extinguishment. The present value of future cash flows under the new terms was £30,425,804 ($40,425,804), a 12.85% increase from the carrying value of the original debt. As this exceeded the 10% threshold, the transaction was accounted for as a debt extinguishment.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 9 - Borrowings (continued)

The Company recognized a loss on extinguishment of £Nil ($4,377,051) within Other expenses (Gain/Loss on Debt Extinguishment) during the year ended December 31, 2024. The new debt was initially recognized at fair value and is being amortized over its five-year term, with an effective interest rate of 9.665%.

On January 23, 2025, the Company entered into an unsecured term loan with a shareholder for £1,500,000, bearing 15% interest per annum. This loan was executed on identical terms to the September 2024 restated facility.

This loan was converted to equity immediately prior to the IPO (see Note 17).

The Company entered into two additional unsecured loans with a shareholder during Q4 2025:

●	November 26, 2025: Loan of CHF 2,000,000 at 10% per annum
●	December 17, 2025: Loan of CHF 2,000,000 at 10% per annum

Both loans were provided by C. Byland (shareholder) and remained outstanding as at December 31, 2025.

Short-term borrowings

During 2025, the Company obtained two external bank facilities from Lienhardt & Partner Privatbank Zürich AG, each fully guaranteed by related-party shareholders.

●	September 22, 2025 – £2,000,000 facility, guaranteed by C. Byland (shareholder) and N. Senn (shareholder and director).
●	On October 27, 2025, the Company drew an additional £800,000 under the same facility, with the same related-party guarantees.

The total outstanding balance under this facility at December 31, 2025 was £2,800,000.

Convertible shareholder loans — fair value option (eliminated in 2025)

The Company had previously elected the fair value option for certain convertible shareholder loans, with fair value changes recognized in other expense until conversion. Immediately prior to the March 2025 IPO, all outstanding convertible shareholder loans were converted into ordinary shares, resulting in no outstanding balance at December 31, 2025 (see Note 17). Until conversion, these instruments were measured using observable inputs (Level 2), including market-based discount rates and instrument-specific conversion features.

Roll-forward — Shareholder convertible loans (at fair value)

Prior to conversion, fair value changes on the convertible loans were recorded in “Loss from change in fair-value of convertible shareholder loans” within other expense in the consolidated statements of operations. Following conversion, no convertible loan balances remain outstanding.

Maturities and classification

At December 31, 2025, interest-bearing liabilities consist of current unsecured shareholder term loans of $8,123,835 and short-term borrowings of $3,765,234. There were no non-current borrowings outstanding at year-end following the conversion/capitalization of prior facilities in connection with the IPO.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 9 - Borrowings (continued)

Convertible Shareholder Loans at Fair Value

The changes in fair value appear in the caption “Loss from change in fair-value of convertible shareholder loans” on the consolidated statement of operations. A continuity schedule of the convertible shareholder loans, including changes in fair value, for the years ended December 31, 2025, and 2024 is as follows:

	Shareholder convertible loans, at fair value
	2025	2024

Balance at January 1	$22,560,124	$9,380,301
Changes in fair value	232,041	5,951,087
Conversion to common shares	(23,183,562)	-
Borrowings	-	7,573,800
Foreign exchange impacts	391,397	(345,064)
Balance at reporting period end	$-	$22,560,124

Debt Maturities

The long-term Shareholders loan was converted to equity [see note 17].

The following table summarized the stated debt maturities and scheduled amortization payments, excluding debt premiums and discounts, for each of the five years subsequent to December 31, 2025, and thereafter:

	31 December 2025
	Shareholder loans payable- current and long-term	Short-term borrowings	Shareholder convertible loans at fair value
Remaining 2025	$-	$-	$-
2026	-	3,765,234	-
2027	-	-	-
2028	-	-	-
2029	-	-	-
Thereafter	8,123,835	-	-
	8,123,835	3,765,234	0
Less: debt discount	-	-	-
Total borrowings	$8,123,835	$3,765,234	$0

Reconciliation of liabilities arising from financing activities

The following table provides a reconciliation of the Company’s liabilities arising from financing activities for the year ended December 31, 2025, including both cash and non-cash movements:

	Dec-25
	Shareholder loans	Short-term borrowings	Convertible loans	Total
Balance at January 1, 2025	50,057,013	558,206	22,560,124	73,175,343
Cash flows - Proceeds from borrowings	5,100,708	3,765,234	-	8,865,942
Cash flows - Repayments		(558,206)	-	(558,206)
Non-cash - Conversion to equity	(47,070,333)	-	(22,560,124)	(69,630,457)
Non-cash - Accrued interest	199,605	-	-	199,605
Non-cash - FX and other	(163,158)	-	-	(163,158)
Balance at December 31, 2025	8,123,835	3,765,234	-	11,889,069

The significant non-cash movement during the year primarily relates to the conversion of shareholder and convertible loans into equity in connection with the Company’s initial public offering and capital restructuring.

Note 10 - Reportable segments

Segments reflect how the Company’s operations are managed, how the Company Chief Executive Officer, who is the chief operating decision maker, allocates resources and evaluates performance, and how the Company’s internal management financial reporting is structured. For the years ended December 31, 2025, and 2024, the Company’s reporting segments are based on its significant countries of operation (Nigeria), aggregate of operating segments representing all other countries of operation (Argentina, Brazil, South Africa, Portugal and Peru), plus its corporate and software development operations in the United Kingdom.

The Company develops and manages the global ecommerce platform in the United Kingdom, with its revenue seeking operations in the foreign countries. The Company’s segments reported by country are consistent with its views of regulatory, economic and currency risks for the businesses as well. Statements of operations for the Company’s reporting segments for the years ending December 31, 2025, and 2024 are as follows:

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 10 - Reportable segments (continued)

Year Ended December 31, 2025	Nigeria	South Africa	Argentina	United Kingdom	Other	Total
Revenue	$38,541,234	$9,734,927	$98,834	$-	$164,358	$48,539,353

Operating expenses:
General and administrative	159,247	253,292	188,871	9,643,155	229,474	10,474,039
Salaries, benefits, contractor costs	1,390,893	1,628,107	481,044	15,852,967	2,408,688	21,761,699
Marketing and commissions	38,450,947	10,020,960	87,879	437,458	127,282	49,124,526
Travel	247,606	2,427	95	737,981	(34)	988,075
Professional fees	112,082	4,658	448,094	1,892,675	234,311	2,691,820
Product and technology development	-	8,774	30,255	4,332,454	14,622	4,386,105
Depreciation and amortization	-	-	-	2,717,640	-	2,717,640
Total operating expenses	40,360,775	11,918,218	1,236,238	35,614,330	3,014,343	92,143,904
Net loss from operations	(1,819,541)	(2,183,291)	(1,137,404)	(35,614,330)	(2,849,985)	(43,604,551)

Other expense:
Interest expense	-	6,901	34,403	2,154,175	(5,515)	2,189,964
Loss on Debt Extinguishment	-	-	-	-	-	-
Loss from change in fair-value of convertible Shareholder loans	-	-	-	-	-	-
Stock based Compensation	-	-	-	-	-	-
Other Income	-	-	-	(1,165,544)	-	(1,165,544)
Gain/Loss of investment in subsidiaries	-	-	-	-	-	-
Foreign currency loss/(gain)	(6,001)	(106,832)	1,978,367	(325,494)	67,838	1,607,878
Net loss before income taxes	$(1,813,540)	$(2,083,360)	$(3,150,174)	$(36,277,467)	$(2,912,308)	$(46,236,849)

Income tax benefit (expense)	-	-	-	-	-	$-
Net loss	$(1,813,540)	$(2,083,360)	$(3,150,174)	$(36,277,467)	$(2,912,308)	$(46,236,849)

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 10 - Reportable segments (continued)

Year Ended December 31, 2024	Nigeria	South Africa	Argentina	United Kingdom	Other	Total
Revenue	$22,962,513	$4,070,887	$18,820,235	$-	$645,650	$46,499,285

Operating expenses:
General and administrative	24,268	651,136	1,429,648	1,542,840	274,456	3,922,348
Salaries, benefits, contractor costs	532,300	1,707,079	643,458	13,056,513	3,316,906	19,256,255
Marketing and commissions	23,471,054	4,698,161	22,948,625	688,850	1,112,259	52,918,949
Travel	230,141	3,289	16,552	1,673,044	7,573	1,930,599
Professional fees	84,017	20,802	-	1,907,956	99,272	2,112,047
Product and technology development	-	9,010	34,108	3,082,969	-	3,126,087
Depreciation and amortization	-	-	-	1,881,323	-	1,881,323
Total operating expenses	24,341,780	7,089,477	25,072,391	23,833,495	4,810,466	85,147,608
Net loss from operations	(1,379,267)	(3,018,590)	(6,252,156)	(23,833,495)	(4,164,816)	(38,648,323)

Other expense:
Interest expense	(2)	(775)	15	3,104,140	16,676	3,120,054
Loss from change in fair-value of convertible Shareholder loans	-	-	-	4,377,051	-	4,377,051
(Gain) loss from changes in fair value	-	-	-	5,951,087	-	5,951,087
Foreign currency loss	(75)	1,086	(528,443)	991,016	6,636	470,219
Net loss before income taxes	$(1,379,190)	$(3,018,901)	$(5,723,728)	$(38,256,789)	$(4,188,128)	$(52,566,734)

Income tax benefit (expense)	-	-	-	(1,851,038)	-	(1,851,038)
Net loss	$(1,379,190)	$(3,018,901)	$(5,723,728)	$(36,405,751)	$(4,188,128)	$(50,715,696)

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 10 - Reportable segments (continued)

The majority of the Company’s revenue for the years ended December 31, 2025, and 2024 relates to sales activity on its ecommerce platform. In 2025 and 2024, the Company did not have sales to a single customer exceeding 10% of its consolidated revenue.

The Company has a significant portion of its operations and net assets outside its home country of the United Kingdom. See the table below for the geographic concentration of the Company’s assets for the years ended December 31, 2025, and 2024.

	2025	2024
United Kingdom
Cash and cash equivalents	$361,678	$648,453
Accounts receivables and other receivables, net	201,715	-
Income taxes receivable	257,040	1,607,754
Other current assets	1,124,836	2,697,852
Property and equipment, net	444,967	593,358
Intangible assets, net	6,730,155	6,168,534
Investment on Joint Venture	134,476	-
Total United Kingdom	$9,254,867	$11,715,951
Nigeria
Cash and cash equivalents	$60,264	$33,458
Accounts receivables and other receivables, net	2,539,143	2,052,086
Other current assets	607,935	35,125
Total Nigeria	$3,207,342	$2,120,669
Argentina
Cash and cash equivalents	$35,878	$49,740
Accounts receivables and other receivables, net	18,584	2,975,215
Other current assets	73,887	6,818
Total Argentina	$128,349	$3,031,773
South Africa
Cash and cash equivalents	$15,401	$109
Accounts receivables and other receivables, net	11,500	500,114
Other current assets	6,903	2,915
Total South Africa	$33,804	$503,138
Other
Cash and cash equivalents	$5,761	$100,911
Accounts receivables and other receivables, net	501	1,411
Income taxes receivable	264	50,075
Other current assets	23,144	36,115
Total Other	$29,670	$188,512
Total Assets	$12,654,032	$17,560,043

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 11 - Common stock

Issued, outstanding and authorized shares

On October 23, 2024, in connection with the corporate reorganization (the “Formation Transaction”), all existing security holders of RTL, a private limited company incorporated in England and Wales, exchanged the securities held in RTL for an equivalent class and number of securities in RedCloud Holdings plc, a public limited company organized under the laws of England and Wales.

As a result of the Formation Transaction, 50,000,085 RTL ordinary shares (par £0.001 per share), 1 redeemable preference share (par £49,999.999; translated at historical rates to $63,905), 5,038,667 options to purchase ordinary shares, and £10,500,000 (approximately $13.14 million) unsecured convertible loan notes of RTL (together, the “RTL Securities”) were exchanged for 50,000,084 ordinary shares, 5,038,667 options and £10,500,000 (approximately $13.14 million) unsecured convertible loan notes of RedCloud Holdings plc (together, the “Company Securities”).

Initial public offering and other 2025 equity activities

●	In 2025, the Company completed an initial public offering (“IPO”) and other equity transactions:
●	Issued 4,444,445 common shares in the IPO, increasing Common Stock by $11,580 and Additional Paid-in Capital (“APIC”) by $20,290,650.
●	Converted shareholder loans into 14,782,149 common shares, increasing Common Stock by $38,776 and APIC by $73,499,761.
●	Issued an additional 9,000,000 common shares (non-IPO), increasing Common Stock by $18,000 and APIC by $13,482,000.
●	Issued 2,091,717 equity-classified warrants, increasing Common Stock by $4,183 and APIC by $3,133,392.

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

Note 12 - Share-based payments

The Company adopted the 2021 Enterprise Management Incentive Plan (the “2021 Plan”) to retain and motivate independent directors, executives, the employees and consultants. The 2021 Plan was approved by the Company’s Board on December 20, 2021, and reserves an aggregate of 3,200,000 of the Company’s common shares for issuance in connection with Awards (as defined in the 2022 Plan) granted under the 2021 Plan. Under the 2021 Plan, the Board may grant several types of stock options with varying vesting and performance conditions, and exercise prices. Common shares are newly issued from available authorized shares upon exercise of awards.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 12 - Share-based payments (continued)

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

The 2021 Plan was amended by the Board on or about 1 July 2024 to take into account recent changes and some minor updating alterations. Also, on 1 July 2024, the Board approved a new Enterprise Management Incentive Plan (the 2024 Plan). The rules of the 2021 Plan and the 2024 Plan are identical. In relation to the 2024 Plan, the Board and the Company’s shareholders approved the grant and exercise of options over 4,020,750 ordinary shares of £0.001 each in the capital of the Company.

A number of the 2021 Plan participants proved ineligible to participate in the 2021 Plan and those participants agreed to release their respective options and were regranted options in the 2024 Plan. The transfer affected 953,750 legacy options.

Under the 2024 Plan the Company awarded 4,020,750 options; 1,973,500 options were issued from the surplus options remaining unallocated under the 2021 Plan, with 2,047,250 being awarded from the new option pool created under the 2024 Plan.

In October 2024 the Company completed the Reorganization and as a consequence the options granted in RedCloud Technologies Ltd transferred up to RedCloud Holdings PLC,

Following the Reorganization, the Company granted 704,250 options in RedCloud Holdings PLC (“the 2024 Plc Plan”) The exercise price of each option was the IPO strike price, which turned out to be $4.50.

As at December 31, 2024, the options granted and outstanding under each Plan were as follows:

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

During the years ended December 31, 2025, and 2024, there were no unexercised stock options that expired. There also were no recognized income tax benefits associated with stock options, and no amounts capitalized as part of the cost of an asset. As of December 31, 2025, the total remaining stock option cost for nonvested awards is expected to be $9,220,013.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 12 - Share-based payments (continued)

The total stock-based compensation expense recorded for the years ended December 31, 2025, and 2024 was

$7,824,176 and $1,275,425, which related to stock options granted in December 2021. This expense is included in the “General and administrative” caption on the consolidated statements of operations.

Valuation Methodology

The fair value of the Company’s Ordinary Shares and options was determined using the Probability-Weighted Expected Return Method (PWERM), as outlined in the Scalar 409A valuation report dated September 17, 2024. This method incorporates multiple exit scenarios, including a low IPO, high IPO, and remain private scenario, each weighted by management’s estimated probability of occurrence.

Black-Scholes Assumptions

For option valuation purposes, the Black-Scholes model was used with the following assumptions derived from guideline public companies and market data:

-	Risk-free rate: 4.23%
-	Expected volatility: 39.9%
-	Dividend yield: 0.0%
-	Expected term: 2.0 years for remain private scenario; 0.16 years for IPO scenarios

Discount for Lack of Marketability (DLOM)

A Discount for Lack of Marketability (DLOM) was applied using the Finnerty model. The DLOM was calculated as 3.7% for IPO scenarios and 12.6% for the remain private scenario, reflecting the reduced liquidity of the Company’s shares prior to a public offering.

Fair Value Determination

Based on the PWERM and Black-Scholes model, the probability-weighted fair value per Ordinary Share on a non- marketable, minority basis was determined to be $2.43 as of September 17, 2024.

The fair values of the outstanding option classes were as follows:

-	$0.001 Options: $1.141 per option (net of DLOM)

-	$1.317 Options: $0.425 per option (net of DLOM)

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 12 - Share-based payments (continued)

Information relating to options outstanding and exercisable at December 31, 2025 and 2024 is as follows:

Activity	Number of Options	Weighted Avg. Exercise Price	Grant Date Fair Value	Aggregate grant-date fair value	Weighted Avg. Remaining Life
Outstanding options at Dec 31, 2023	1,107,083	0,001	851,860	849,698	7.9
Granted	1,885,625	1,179	7,590,933	4,874,513	10.0
Forfeited	(186,875)	0,001	(76,219)	(76,025)	7.4
Regranted	476,875	0,169	2,125,883	1,924,636	10.0
Cancelled	(610,625)	0,001	(496,805)	(495,611)	7.2
Options outstanding and exercisable at Dec 31, 2024	2,672,083		$9,995,652	$7,077,211
Granted	-	-	-	-	-
Forfeited	-	-	-	-	-
Regranted	-	-	-	-	-
Cancelled	-	-	-	-	-
Options outstanding and exercisable at Dec 31, 2025	2,672,083		$9,995,652	$7,077,211

The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2025 and 2024 was approximately:

	2025	2024
Intrinsic value of options outstanding	$1.9 million	$4.2 million
Intrinsic value of options exercisable	$1.9 million	$4.2 million

The intrinsic value represents the difference between the Company’s share price at the reporting date and the exercise price of the options, multiplied by the number of options that were in-the-money.

Substantially all options outstanding as of December 31, 2025 and 2024 had exercise prices significantly below the Company’s share price and were therefore considered in-the-money.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 13 - Income taxes

Income Tax Benefit (Expense) and Effective Income Tax Rate

The entire income tax benefit of $1,851,038 for the year ended December 31, 2024 resulted from the UK R&D tax credit incentive and was allocated to loss from continuing operations. During 2025, the Company adopted presentation changes related to the UK merged R&D expenditure credit regime. Eligible R&D credits are recognized in accordance with applicable accounting guidance and are presented within operating income where management considers the credits to be related to operating activities. As a result of the change in the UK R&D tax credit incentive regime for 2025, no tax benefit was recorded to continuing operations for 2025.

Income tax benefit consists of the following:

	December 31, 2025	December 31, 2024
Current foreign
United Kingdom (“UK”)	$-	$1,851,038
Deferred foreign
Loss carryforwards	9,744,082	7,581,029
Income tax provision to return adjustments	2,152,482	1,027,496
Other	(157,317)	615,516
Valuation allowance	(11,739,247)	(9,224,041)
	-	-
Deferred foreign - other comprehensive Income (loss)
Foreign currency translation adjustments	1,545,477	(947,349)
Valuation allowance	(1,545,477)	947,349
	-	-
Total income tax benefit	$-	$1,851,038

Loss before income taxes related to our operations consists of:

	December 31, 2025	December 31, 2024
Foreign
Corporate - UK	$(36,277,469)	$(38,256,788)
Nigeria	(1,813,539)	(1,379,201)
Portugal	(2,255,825)	(3,416,096)
Argentina	(3,150,173)	(5,723,728)
South Africa	(2,083,360)	(3,018,902)
Other foreign entities	(656,484)	(772,019)
Total loss before income taxes	$(46,236,850)	$(52,566,734)

The table below provides the updated requirements of ASU 2023-09 for the year ended December 31, 2025. See Note 2 “Significant Accounting Policies - Recent Accounting Pronouncements” for additional details on the adoption of ASU 2023-09. A reconciliation of our income tax provision computed by applying the UK statutory income tax rate of 25% to income (loss) before taxes is as follows for the year ended December 31:

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 13 - Income taxes (continued)

	December 31, 2025	December 31, 2025
UK Federal income tax rate	(11,559,213)	25.0%
Foreign tax effects
Portugal	563,956	(1.2)%
Nigeria
Changes in valuation allowance	756,048	(1.6)%
Other	(302,662)	0.7%
Argentina
Changes in valuation allowance	951,315	(2.1)%
Other	(163,772)	0.4%
South Africa	520,840	(1.1)%
Other Foreign	164,122	(0.4)%
Change in valuation allowance	9,335,291	(20.2)%
Nontaxable or nondeductible items
Equity compensation	1,958,267	(4.2)%
Interest expense	(2,540,966)	5.5%
Other	279,429	(0.6)%
Other	37,345	(0.1)%
Effective income tax rate	(0)	0.0%

As previously disclosed prior to the adoption of ASU 2023-09, the reconciliation of our income tax provision computed by applying the UK statutory income tax rate of 25% to (loss) income before income taxes is as follows for the year ended December 31:

	December 31, 2024	December 31, 2024
UK Federal income tax rate	(13,141,685)	25.0%
Valuation allowance	9,516,297	(18.1)%
Change in UK statutory income tax rate	22,003	0.0%
Change in fair value	1,487,821	(2.8)%
Loss on Debt Extinguishment	1,106,869	(2.1)%
Nondeductible expense	805,252	(1.5)%
R&D expenditures	25,085	0.0%
Foreign income tax rate differential	371,640	(0.7)%
Other true ups	(2,044,320)	3.7%
	(1,851,038)	3.5%

The reconciliation of the consolidated effective income tax rate is based on the UK statutory income tax rates of 25% for the years ended December 31, 2025 and 2024. The Parent Company is domiciled in the UK, and therefore, the consolidated effective income tax rate reconciliation is based on the UK income tax rates rather than the statutory income tax rates in the United States.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 13 - Income taxes (continued)

Deferred Income Taxes - Overall

The income tax affects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities consist of the following:

	December 31, 2025	December 31, 2024
Deferred income tax assets:
Loss carryforwards
UK	$27,103,533	$18,727,082
Argentina	1,771,158	1,367,756
Nigeria	1,877,176	1,217,743
Portugal	102,497	88,983
Other foreign entities	846,421	492,391
Total loss carryforwards	31,700,785	21,893,955
Compensation (2)	464,064	338,501
Interest expense carryover (2)	5,582,462	2,500,175
Accruals & Reserves (3)	430,886	32,179
Other, Net	891	-
Valuation allowance	(37,572,309)	(24,287,585)

Total deferred income tax assets	606,780	477,225

Deferred income tax liabilities
Intangible assets - R&D (2)	(495,523)	(328,874)
Property, plant, and equipment (2)	(111,242)	(148,339)
Other (1)	(15)	(12)
Total deferred income tax liabilities	(606,780)	(477,225)
Net deferred income tax assets (liabilities)	$-	$-

(1)	Pertains to company’s operations located in Nigeria.

(2)	Pertains to company’s operations located in the UK.

(3)	Pertains to company’s operations located in the UK, Portugal and South Africa.

At December 31, 2025, the Company’s gross loss carryforwards totaled $130.1 million, with related income tax benefits of $31.7 million. Of the $130.1 million, the Company’s gross loss carryforwards related to the following income tax jurisdictions: (i) $108.4 million – UK; (ii) $5.7 million – Nigeria; (iii) $0.5 million – Portugal; (iv) $6.9 million – South Africa; (v) $7.1 million – Argentina; and (vi) Brazil and other - $1.5 million. The Company’s loss carryforwards do not expire, except for loss carryforwards associated with our operations located in Argentina, which such expiration period is five years, and expiration dates ranging from calendar 2026 through calendar 2030.

At December 31, 2025, the Company also had a UK R&D credit carryforward totaling $0 million which can be carried forward indefinitely.

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

At December 31, 2025, and 2024, Management evaluated the realizability of its net deferred income tax assets to determine if a full valuation allowance was required. Based on Management’s assessment, Management determined that the UK Parent and each of its foreign subsidiaries, have a recent history of significant cumulative pre-tax losses, that were experienced from the UK Parent and each foreign subsidiaries’ commencement of operations through December 31, 2025. As a result of the significant weight of this negative evidence, we believe it is more likely than not that the Company’s net deferred income tax assets will not be fully realizable, and therefore Management provided for a full valuation allowance against all its net deferred income tax assets.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 13 - Income taxes (continued)

A summary of the change in the valuation allowances against the Company’s net deferred income tax assets for calendar years 2025 and 2024, follows:

	2025	2024
Beginning balance, January 1	$24,287,585	$16,010,893
Change in valuation allowance associated with foreign
currency translation adjustments during the current year	1,545,477	(947,349)
Change in valuation allowance associated with
current year earnings	11,739,247	9,224,041
Change in estimate during current year	-	-
Ending balance, December 31	$37,572,309	$24,287,585

Deferred Income Taxes – Undistributed Earnings

At December 31, 2025, and 2024, the Company asserted that earnings and profits from its foreign subsidiaries will be indefinitely reinvested and not repatriated to the UK Parent due to liquidity constraints for each of its foreign subsidiaries. As of December 31, 2025, and 2024, cash and cash equivalents and restricted cash related to the Company’s foreign subsidiaries outside the United Kingdom totaled $117,304 and $184,218 respectively. Accordingly, a deferred income tax liability related to undistributed earnings and profits was not recorded as of December 31, 2025, and 2024, respectively.

Cash Taxes

Incomes taxes paid, net of refunds, exceeds 5 percent of total income taxes paid, net of refunds, in the following jurisdictions for the year ended December 31, 2025:

2025
UK	$1,835,365
Total income taxes refunded	$1,835,365

Uncertain Tax Positions

At December 31, 2025, and 2024, the Company did not record any unrecognized income tax positions related to uncertain tax positions. The Company’s policy is to record interest and penalties from unrecognized tax benefits as interest expense and other expense, respectively.

The Company’s UK Parent and foreign subsidiaries’ income tax returns that have been filed by the Company, are subject to statute of limitation periods ranging from 3 years to 6 years from the date the respective tax year’s income tax return was filed.

Accordingly, (i) UK income tax returns filed by the Company remain subject to examination for income tax year 2022 and subsequent; (ii) Nigerian income tax returns filed by the Company remain subject to examination for income tax year 2024 and subsequent; Portuguese income tax returns filed by the Company remain subject to examination for tax year 2025 and subsequent, (iv) Argentinian income tax returns filed by the Company remain subject to examination for tax year 2021 and subsequent; and (v) all other foreign entity returns filed by the Company remain subject to examination for tax years ranging from 2023 to 2025 and subsequent. However, to the extent allowed by law, the taxing authorities may have the right to examine tax years where NOLs were generated and carried forward, and to make adjustments to the NOL carryforward amounts. The Company is not currently under examination by any jurisdiction.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

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

For the years ended December 31, 2025 and 2024, the effects of the conversion of the convertible shareholder loans and stock options would have been antidilutive and, as a consequence, they were not factored into the calculation of diluted earnings per share.

	December 31,	December 31,
	2025	2024
Numerator:
Net loss - basic and diluted	$(46,236,851)	$(50,715,696)

Denominator:
Weighted average shares outstanding - basic and diluted	45,017,170	24,297,063

See Note 17 - Subsequent events that discusses the Company’s issuance of a convertible loan debt agreement in March 2024 that the holder has the option of converting the loan into common shares of the Company, as well as discussion of common shares issued pro rata from additional paid-in capital to existing shareholders in March 2024.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

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

The Company is subject to various legal proceedings, claims and disputes arising in the ordinary course of business. Provisions are recognized when the Company determines that a loss is probable and the amount of the loss can be reasonably estimated. Where a loss is reasonably possible but not probable, no provision is recorded and the matter is disclosed as a contingency.

United Kingdom

●	In the year ended December 31, 2025, the Company had a number of employment-related and commercial matters in the United Kingdom.

●	The Company recorded provisions totaling $197,500 within other current liabilities for its estimated exposure relating primarily to employment tribunal claims with former employees and a commercial matter with a former vendor. These provisions include estimated settlement amounts and related legal and employment costs.

●	Management believes it is reasonably possible that the ultimate resolution of these matters could differ from the amounts recorded; however, based on information currently available, the Company believes the recorded provisions appropriately reflect its estimated exposure as of December 31, 2025.

●	During the year ended December 31, 2024, the Company had recognized a provision of £350,000 in respect of a commercial dispute under a purported loan agreement. On 2 May 2025, the Company entered into a settlement agreement resolving this dispute in full for £350,000, inclusive of interest and costs. No liability remained outstanding at December 31, 2025 in respect of this matter.

Brazil

●	In the year ended December 31, 2025, the Company was involved in several employment-related legal proceedings in Brazil, primarily relating to former employees and governed by Brazilian labor law.

●	The Company recorded provisions totaling $317,000 within other current liabilities for these matters, which relate to claims involving multiple former employees. The provision represents management’s best estimate of potential settlement amounts together with related legal and employment costs.

●	While these matters remain subject to judicial proceedings and ongoing assessment, management believes that it is reasonably possible that the ultimate outcome could differ from the amount recorded. As of December 31, 2025, management believes that the provision of $317,000 appropriately reflects its estimated exposure.

Argentina

●	In the year ended December 31, 2025, the Company recorded provisions totaling $30,000 within other current liabilities for employment-related and commercial matters involving former employees and contractors in Argentina.

●	These provisions relate to matters that were initiated in prior periods and continue to be assessed by management. The Company believes it is reasonably possible that the estimate of loss could change; however, as of December 31, 2025, management believes the recorded amount appropriately reflects its estimated exposure.

●	In addition, during 2025 the Company received a claim from a former contractor seeking £203,140 in relation to purported amounts due following termination of the engagement. The Company denied the claim through pre-action correspondence and has not received any further communication. Management does not consider a loss to be probable in respect of this matter and, accordingly, no provision has been recorded.

As of December 31, 2025, total provisions recognized in other current liabilities in respect of legal and regulatory matters amounted to $560,500, of which $197,500 related to the United Kingdom, $317,000 related to Brazil, and $30,000 related to Argentina.

Except as described above, the Company is not involved in any other material legal proceedings, and management does not believe that the outcome of any other known matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 16 - Related Party Transactions

Executive Directors’ Service Agreements

On March 24, 2025, the Company entered into Executive Directors’ Service Agreements with Justin Floyd (Chief Executive Officer) and Soumaya Hamzaoui (Chief Operating Officer). Both agreements outline compensation, benefits, equity awards, and participation in standard employee benefit plans, and constitute related-party transactions due to their roles as directors and executive officers.

Justin Floyd (CEO)

Under the terms of the agreement, Mr. Floyd is entitled to:

●	$500,000 annual base salary, payable in accordance with normal payroll practices, and subject to increase (but not decrease) at the discretion of the Board;

●	A $200,000 relocation payment;

●	A target annual bonus equal to 100% of base salary, with the actual bonus determined based on individual and/or Company performance goals approved by the Board or a designated subcommittee, payable no later than March 15 following the performance year;

●	A target annual equity compensation award of at least $4,000,000, subject to a four-year vesting period and other terms set by the Board;

●	Eligibility for customary health, welfare, and fringe benefit plans.

In connection with the Company’s initial public offering, the Board agreed to consider granting Mr. Floyd a one-time equity award valued at $3,000,000, subject to a four-year vesting period under a separate grant agreement.

Soumaya Hamzaoui (COO)

Under the terms of the agreement, Ms. Hamzaoui is entitled to:

●	$450,000 annual base salary, payable in accordance with normal payroll practices and subject to increase (but not decrease) at the discretion of the Board;

●	A target annual bonus equal to 90% of base salary, with the actual bonus determined based on individual and/or Company performance goals and payable no later than March 15 following the performance year;

●	A target annual equity compensation award of at least $2,100,000, subject to a four-year vesting period and other terms set by the Board;

●	Eligibility for customary health, welfare, and fringe benefit plans.

In connection with the initial public offering, the Board agreed to consider granting Ms. Hamzaoui a one-time equity award valued at $2,000,000, subject to a four-year vesting period under a separate grant agreement.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 16 - Related Party Transactions (continued)

Non-Executive Director Letters of Appointment

On March 24, 2025, the Company entered into Non-Executive Director (NED) appointment agreements with Hans Kunz and Nikolaus Senn, both of whom qualify as related parties.

Hans Kunz (Chairperson of the Board)

Under the agreement, Mr. Kunz is entitled to:

●	An annual director fee of $55,000;

●	An additional $75,000 for serving as Chairperson of the Board;

●	Options to acquire $95,000 worth of ordinary shares, vesting immediately at an exercise price equal to the IPO price, with the number of options determined using the Black-Scholes-Merton valuation model.

Nikolaus Senn (Non-Executive Director)

Under the agreement, Mr. Senn is entitled to:

●	An annual director fee of $55,000;

●	Options to acquire $95,000 worth of ordinary shares, vesting immediately at the IPO price, with the number of options determined using the Black-Scholes-Merton valuation model.

Shareholder Loan and Convertible Shareholder Loan Agreements

The Company’s shareholder loans and convertible shareholder loans discussed in Note 9 – Borrowings are transactions with certain common stock shareholders and therefore constitute related-party transactions.

During the year ended December 31, 2025, the Company also entered into additional related-party financing transactions, including the £1,500,000 shareholder loan (converted to equity pre-IPO), the shareholder-guaranteed £2,800,000 bank facility, and two CHF 2,000,000 unsecured shareholder loans, all of which are described in Note 9.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 17 - Subsequent Events

The Company evaluated subsequent events occurring after 31 December 2025 through the date these financial statements were authorized for issuance. The following material non-recognized subsequent events were identified. These events did not provide evidence of conditions that existed as of 31 December 2025 and therefore no adjustments have been made to the financial statements.

Changes in Executive Leadership

Appointment of Chief Financial Officer (effective 5 January 2026)

Following the expiry of the term of Neil Woodman on 31 December 2025, the Board appointed Maria Magdalena Gonzalez as Chief Financial Officer, effective 5 January 2026, replacing Mr. Woodman.

Subsequent CFO Transition

After her appointment, Ms. Gonzalez stepped down from the CFO role for personal reasons. The Company announced that Mr. Raju Datla, a senior finance executive with over 20 years’ experience in corporate finance, capital markets and strategic transactions, assumed the role of Chief Financial Officer. This leadership transition aligns the finance function with the Company’s capital-raising strategy and long-term operational plans.

Equity Line of Credit (“ELOC”) and Convertible Note Financing

On 5 February 2026, the Company entered into a Term Sheet with 3i Management LLC and its investor affiliates for (i) an Equity Line of Credit (“ELOC”) and (ii) Senior Convertible Notes. These agreements were executed after the reporting date and did not exist as of 31 December 2025. Key terms include the following:

Equity Line of Credit (ELOC)

●	Aggregate commitment of up to $30,000,000 in ordinary shares over a 24-month term.

●	Forward purchase price: 97% of lowest VWAP in 3-day period after notice.

●	Backward purchase price: 90% of lowest daily price during 5-day look-back.

●	Beneficial ownership limit of 4.99%, with option to increase to 9.99%.

●	Requirement to file and maintain an effective registration statement for resale of ELOC shares.

Senior Convertible Notes

●	Principal amount of $2,173,913.04 per note, issued at an 8% original issue discount.

●	Aggregate cash proceeds of approximately $4,000,000 in respect of the two notes.

●	Interest: 7% per annum, guaranteed through maturity.

●	Conversion price: 120% of the lower of (i) closing price before signing or (ii) 5-day average closing price.

●	Maturity: 12 months from closing; monthly instalments begin two months after closing.

●	Change-of-control redemption at 110% of outstanding principal.

●	Obligation to maintain share reserve of 300% of shares required for conversion.

These arrangements provide additional financing flexibility but had no financial impact on the 2025 results, as they were executed after year-end.

Subsequent to December 31, 2025, the Company issued senior convertible notes to certain investor affiliates, resulting in aggregate gross cash proceeds of approximately $4.0 million, net of original issue discounts. The issuance of these notes occurred in February 2026.

In addition, during April and May 2026, the Company completed multiple drawdowns under the Equity Line of Credit, resulting in the issuance of ordinary shares to existing financing partners. These drawdowns generated aggregate gross cash proceeds of approximately $1.4 million. The shares were issued in accordance with the applicable VWAP-based pricing provisions and beneficial ownership limitations set forth in the ELOC agreements.

The ELOC drawdowns executed during April and May 2026 involved multiple existing financing partners, including Tumim Stone Capital LLC (“Tumim”) and Amiens Technology Investment LLC (“Amiens”).

Subsequent to year end, warrants previously issued to Alto Opportunity Master Fund SPC were exercised, resulting in the issuance of 1,573,000 ordinary shares for aggregate cash proceeds of approximately $0.9 million, at an exercise price of approximately $0.57 per share.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 17 - Subsequent Events (continued)

No additional warrants were issued to Alto Opportunity Master Fund SPC subsequent to December 31, 2025. The activity described above relates solely to the exercise of warrants that had been issued in prior periods.

As a result of these financing activities, the Company received aggregate cash proceeds of approximately $5.3 million after December 31, 2025.

Filing of Form F-1 Registration Statement

In early 2026, the Company prepared and filed a Form F-1 registration statement to register up to 8,800,000 ordinary shares for resale by existing financing partners Tumim, Amiens, 3i, LP, and Alto Opportunity Master Fund SPC. These shares comprise issuances under the ELOC purchase agreements and shares issuable upon conversion of senior convertible notes.

The Company will not receive proceeds from the resale of these shares, although it may receive future proceeds from discretionary drawdowns under the ELOC.

The registered shares include ordinary shares issued subsequent to year end pursuant to the ELOC, as well as shares issuable upon conversion of the senior convertible notes issued in February 2026.

The registered shares also include ordinary shares issued upon the exercise of warrants, including warrants exercised by Alto Opportunity Master Fund SPC subsequent to year end

New loan from major shareholder – Subsequent Event

Loan from Major Shareholder

Subsequent to December 31, 2025, the Company entered into additional unsecured term loan arrangements with existing shareholders, as provided below:

●	On March 25, 2026, the Company received an unsecured loan of GBP 1.0 million from Ms. Christina Byland;
●	On March 26, 2026, the Company received a further unsecured loan of GBP 136,000 from Dr. Nikolaus Senn; and
●	On May 7, 2026, the Company received a further unsecured loan of $195,000, jointly provided by Ms. Christina Byland ($130,000) and Dr. Nikolaus Senn ($65,000). These loans are unsecured and interest-bearing, and mature on March 25, 2027.

These loans are unsecured and interest-bearing, and mature on March 25, 2027.

The loan provides short-term liquidity to support the Company’s ongoing operations and strategic initiatives. Further details of the loan terms will be disclosed in the period in which the arrangement is outstanding.

This transaction represents a non-recognized subsequent event (Type II) under ASC 855, as it reflects conditions that did not exist as of December 31, 2025. Accordingly, no adjustments have been made to the accompanying consolidated financial statements.

All subsequent events described above occurred prior to the date the financial statements were authorized for issuance.

All of the events described above:

●	occurred after December 31, 2025, and

●	relate to new financing, governance, and market activities, and therefore are classified as non-recognized subsequent events. The financial statements for the year ended December 31, 2025 have not been adjusted for these items.

