Form 20-F/A
period 2025-12-31
RedCloud Holdings plc
filed 2026-07-31
CIK 2027360

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

This Amendment No. 2 on Form 20-F/A amends the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, originally filed with the Securities and Exchange Commission on May 15, 2026 and amended on July 21, 2026. This Amendment is being filed solely to replace Item 18, “Financial Statements,” with revised audited financial statements and related notes in response to comments received from the Staff of the Securities and Exchange Commission. In connection with this Amendment, the Company is also filing an updated consent of its independent registered public accounting firm and new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report, as amended.

PART III

ITEM 19. EXHIBITS

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. Documents filed as exhibits to this annual report:

Exhibit Number	Item
12.1	Certification of principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PKF Littlejohn LLP, Independent Registered Public Accounting Firm.

15.2	Consent of Turner, Stone & Company, L.L.P., Independent Registered Public Accounting Firm.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation LinkbaseDocument.

101.DEF	Inline XBRL Taxonomy Extension Definition LinkbaseDocument.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation LinkbaseDocument.

104	Cover Page Interactive Data File (formatted as InlineXBRL and contained in Exhibit 101).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 30, 2026	REDCLOUD HOLDINGS PLC

	By:	/s/ Justin Floyd
Justin Floyd
Chief Executive Officer

REDCLOUD HOLDINGS PLC

1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of RedCloud Holdings PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of RedCloud Holdings plc (the “Company”) as of December 31, 2025, the related consolidated statements of operations, comprehensive loss, stockholders’ deficit, and cash flows for the year in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Sources of liquidity have been provided from the issuance of senior secured convertible notes, the Equity Line of Credit (ELOC) and shareholder loans. There is no assurance the sources of funding will be available in the future or under similar terms. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

PCAOB Registration Number 2814

London, England

May 15, 2026

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

Segment Information

Operating segments are components of the Company that engage in business activities from which they may earn revenues and incur expenses, for which discrete financial information is available, and whose operating results are regularly reviewed by the Company’s Chief Executive Officer, who is the chief operating decision maker (“CODM”), to assess performance and make resource-allocation decisions. The CODM reviews consolidated financial information to evaluate the Company’s overall financial performance and also regularly reviews monthly disaggregated financial and operating information for the Company’s operating segments. The information reviewed includes revenue, operating expenses, operating profit or loss, actual-to-forecast variances, total transaction value, take rate, marketing efficiency, customer activity and headcount. Revenue and operating profit or loss are the principal financial measures used by the CODM to assess segment performance and allocate resources. The CODM uses revenue to evaluate the scale and growth of each operating segment and operating profit or loss to evaluate segment profitability and the efficiency of resources deployed. The Company applies the quantitative thresholds in ASC 280 when determining which operating segments are separately reportable. Comparative segment information is recast, when required, to conform to the current-period reportable-segment presentation. See Note 10, “Reportable Segments.”

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

Note 10 - Reportable segments

The Company’s operating segments reflect the components for which discrete financial information is available and whose operating results are regularly reviewed by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker (“CODM”), for purposes of assessing performance and allocating resources.

The CODM reviews consolidated financial information to evaluate the Company’s overall financial performance. The CODM also receives and reviews monthly disaggregated financial and operating information for the Company’s geographic operations and its United Kingdom operations. The information regularly reviewed by the CODM includes revenue, operating expenses, operating profit or loss, actual-to-forecast variances, total transaction value, take rate, marketing efficiency, customer activity and headcount.

Revenue and operating profit or loss are the principal financial measures used by the CODM to assess segment performance and allocate resources. The CODM uses revenue to evaluate the scale and growth of each operating segment and uses operating profit or loss to evaluate segment profitability and the efficiency of resources deployed. Operating profit or loss is the measure of segment profit or loss reported in accordance with ASC 280. The CODM uses these measures, together with the other financial and operating information described above, to compare performance among the Company’s markets, evaluate transaction and customer trends, assess marketing efficiency and staffing requirements, evaluate technology and platform investment, and determine whether resources should be maintained, reduced or increased within individual operating segments.

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 10 - Reportable segments (continued)

For the years ended December 31, 2025 and 2024, the Company’s reportable segments were Nigeria, South Africa, Argentina, the United Kingdom and Other. Other comprises the Company’s operating segments in Brazil, Portugal and Peru, none of which individually met the quantitative thresholds for separate reporting for the periods presented.

Nigeria exceeded the applicable quantitative threshold in both periods. South Africa exceeded the applicable 10% revenue threshold in 2025 and was therefore separately reported as a reportable segment. The 2024 comparative segment information has been recast to present South Africa separately and to conform to the 2025 reportable-segment presentation.

Argentina exceeded the applicable revenue threshold in 2024. Although Argentina did not exceed the revenue threshold in 2025, management concluded that continued separate presentation was appropriate because Argentina was a reportable segment in the immediately preceding period, continued to be separately reviewed by the CODM, and separate presentation provides useful comparative information regarding the significant year-over-year change in Argentina’s operations.

The Nigeria, South Africa, Argentina, Brazil, Portugal and Peru operating segments consist principally of the Company’s intelligent trade infrastructure and associated products in their respective markets. These operations facilitate business-to-business transactions and provide related data, analytics and technology-enabled services to brands, distributors, wholesalers and retailers.

The United Kingdom operating segment undertakes the Company’s centralized software-development, platform, technology, corporate and Group-support activities and incurs central operating costs that are not directly attributable to the Company’s revenue-generating country operations. The United Kingdom operating segment also holds substantially all of the Group’s computer equipment, capitalized software and other intangible assets.

Discrete financial information for the United Kingdom operating segment is available and regularly reviewed by the CODM, including operating costs, technology expenditure, computer equipment and intangible-asset investment. The CODM uses this information to assess the performance and resource requirements of the United Kingdom operating segment and to make decisions regarding software development, technology investment, corporate expenditure, headcount and the allocation of resources supporting the Company’s global operations.

The accounting policies used to measure segment revenue, expenses, operating profit or loss and the specified asset information regularly provided to the CODM are consistent with the accounting policies used to prepare the consolidated financial statements. Costs are attributed to the operating segment in which they are incurred. Centralized software-development, platform, technology, corporate and Group-support costs that are not directly attributable to the revenue-generating country operations are reported in the United Kingdom operating segment. Intercompany balances and transactions are eliminated in consolidation.

Costs are attributed to the operating segment in which they are incurred. Centralized software-development, platform, technology, corporate and Group-support costs that are not directly attributable to the revenue-generating country operations are reported in the United Kingdom operating segment. Intercompany balances and transactions are eliminated in consolidation.

The significant expense categories presented in the tables below are the significant expense categories regularly provided to the CODM and included in the reported measure of segment operating profit or loss. Management considered both quantitative and qualitative factors in determining the significant expense categories disclosed.

Other segment items represent the difference between segment revenue less the significant expense categories separately disclosed and segment operating profit or loss. There were no material other segment items for the years ended December 31, 2025 and 2024 because the significant expense categories presented in the tables below comprise substantially all expenses included in segment operating profit or loss.

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

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 10 - Reportable segments (continued)

The following table presents segment revenue, significant segment expenses, operating profit or loss and other financial information for the year ended December 31, 2025:

Year Ended December 31, 2025	Nigeria	South Africa	Argentina	United Kingdom	Other	Total
Revenue	$38,541,234	$9,734,927	$98,834	$-	$164,358	$48,539,353

Operating expenses:
General and administrative	159,247	253,292	188,871	9,643,155	229,475	10,474,040
Salaries, benefits, contractor costs	1,390,893	1,628,107	481,044	15,852,967	2,408,688	21,761,699
Marketing and commissions	38,450,947	10,020,960	87,879	437,458	127,283	49,124,527
Travel	247,606	2,427	95	737,981	(34)	988,075
Professional fees	112,082	4,658	448,094	1,892,675	234,312	2,691,821
Product and technology development	-	8,774	30,255	4,332,454	14,622	4,386,105
Depreciation and amortization	-	-	-	2,717,640	-	2,717,640
Total operating expenses	40,360,775	11,918,218	1,236,238	35,614,330	3,014,343	92,143,904
Net loss from operations	(1,819,541)	(2,183,291)	(1,137,404)	(35,614,330)	(2,849,988)	(43,604,554)

Other expense:
Interest expense	-	6,901	34,403	2,154,175	(5,515)	2,189,964
Loss on Debt Extinguishment	-	-	-	-	-	-
Loss from change in fair-value of convertible Shareholder loans	-	-	-	-	-	-
Stock based Compensation	-	-	-	-	-	-
Other Income	-	-	-	(1,165,544)	-	(1,165,544)
Gain/Loss of investment in subsidiaries	-	-	-	-	-	-
Foreign currency loss/(gain)	(6,001)	(106,832)	1,978,367	(325,494)	67,837	1,607,877
Net loss before income taxes	$(1,813,540)	$(2,083,360)	$(3,150,174)	$(36,277,467)	$(2,912,310)	$(46,236,851)

Income tax benefit (expense)	-	-	-	-	-	$-
Net loss	$(1,813,540)	$(2,083,360)	$(3,150,174)	$(36,277,467)	$(2,912,318)	$(46,236,851)

Other comprises the Company’s operating segments in Brazil, Portugal and Peru. None of these operating segments individually met the quantitative thresholds for separate reporting for the year ended December 31, 2025

REDCLOUD HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

Note 10 - Reportable segments (continued)

The following table presents segment revenue, significant segment expenses, operating profit or loss and other financial information for the year ended December 31, 2024. The 2024 segment information has been recast to present South Africa separately and to conform to the 2025 reportable-segment presentation:

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

Other comprises the Company’s operating segments in Brazil, Portugal and Peru. None of these operating segments individually met the quantitative thresholds for separate reporting for the year ended December 31, 2024.

Measurement of segment profit or loss

Revenue and operating profit or loss are the principal financial measures used by the CODM to assess segment performance and allocate resources. Revenue is used to evaluate segment scale and growth, while operating profit or loss is used to evaluate segment profitability and the efficiency of resources deployed. Operating profit or loss is the measure of segment profit or loss that is most consistent with the measurement principles applied in the Company’s consolidated financial statements.

The segment tables also present certain financial information below operating profit or loss. Such information is provided as supplemental information and does not represent either a principal financial measure used by the CODM to assess segment performance or the reported measure of segment profit or loss.

The totals of the reportable-segment and Other revenue, significant expense categories and operating profit or loss amounts presented in the tables agree to the corresponding consolidated amounts for each period presented. Accordingly, no material reconciling items are required.

Intersegment revenue was not material for the years ended December 31, 2025 and 2024. Intercompany balances and transactions are eliminated in consolidation. There were no material changes in the basis used to measure segment operating profit or loss during the periods presented and there were no material asymmetrical allocations to the reportable segments.

Segment and geographic asset information

The CODM receives information regarding computer equipment, capitalized software and other intangible assets from the Company’s IT and Technology teams when assessing technology investment and allocating resources. Substantially all of the Company’s computer equipment, capitalized software and other intangible assets are held within the United Kingdom operating segment.

The asset information presented below is derived from the Company’s accounting records by geographic location. The CODM does not regularly receive all categories of total assets by reportable segment; however, the geographic asset information is presented to provide the applicable entity-wide geographic information.

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

The Company’s computer equipment, capitalized software and other intangible assets are located principally in the United Kingdom. At December 31, 2025, the United Kingdom held computer and office equipment with a net carrying amount of approximately $0.4 million and capitalized software with a net carrying amount of approximately $6.7 million. Information regarding additions to computer equipment and capitalized software is regularly provided to the CODM by the IT and Technology teams and is used to assess the level and timing of technology and platform investment.

Products and services

The Company operates an integrated intelligent trade infrastructure and associated products that facilitate business-to-business transactions and provide data, analytics and related technology services. For the years ended December 31, 2025 and 2024, the Company’s revenue was principally generated from transaction-based fees and related services associated with the use of the Company’s platform.

Major customers

No individual external customer accounted for 10% or more of the Company’s consolidated revenue for the years ended December 31, 2025 and 2024.

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

